Exhibit 99.4

Annual Information Form

For the year ended December 31, 2021

Dated March 25, 2022

TABLE OF CONTENTS

GENERAL	1

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION	1

MARKET DATA AND INDUSTRY FORECASTS	3

CORPORATE STRUCTURE	3

GENERAL DEVELOPMENT OF THE BUSINESS	7

DESCRIPTION OF THE BUSINESS	14

RISK FACTORS	78

DIVIDENDS AND DISTRIBUTIONS	105

DESCRIPTION OF CAPITAL STRUCTURE	105

MARKET FOR SECURITIES	124

CONSOLIDATED CAPITALIZATION	130

DIRECTORS AND EXECUTIVE OFFICERS	131

PROMOTERS	137

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	137

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	138

AUDITOR, TRANSFER AGENT AND REGISTRAR	138

MATERIAL CONTRACTS	138

INTERESTS OF EXPERTS	138

ADDITIONAL INFORMATION	138

GLOSSARY	147

GENERAL

Reference is made to the audited Consolidated Financial Statements (the “Financial Statements”), together with the auditors’ report thereon, and management’s discussion and analysis (the “MD&A”) for Cresco Labs Inc. (together with its subsidiaries, as the context requires, “Cresco” or the “Company”) for the financial year ended December 31, 2021. Additional financial information is provided in the Financial Statements and MD&A, which are available for review under the Company’s profile on SEDAR at www.sedar.com.

Unless otherwise noted herein, information in this annual information form (the “AIF”) applies to the business activities and operations of the Company for the year ended December 31, 2021, as updated where applicable to March 25, 2022. Financial information presented in this AIF is presented in United States (“U.S.”) dollars (“USD” or “$”), unless otherwise indicated.

All references in this AIF to the Company also include references to all subsidiaries of the Company, as applicable, unless the context requires otherwise.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This AIF includes “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities legislation and may also contain statements that may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. All information, other than statements of historical facts, included in this AIF that address activities, events or developments that the Company expects or anticipates will or may occur in the future is forward-looking information. Forward-looking information is often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” or similar expressions and includes, among others, information regarding: the Company’s intention regarding cash flows from operating activities in future periods, statements relating to the business and future activities of, and developments related to, the Company after the date of this AIF, including but not limited to, such things as future business strategy, competitive strengths, goals, expansion, and growth of the Company’s business, operations and plans, including new revenue streams, the completion of contemplated acquisitions by the Company, the application for additional licenses and the grant of licenses that have been applied for, the expansion of existing cultivation and production facilities, the completion of cultivation and production facilities that are under construction, the construction of additional cultivation and production facilities, the expansion into additional states within the U.S., international markets and Canada; any potential future legalization of adult-use and/or medical marijuana under U.S. federal law; expectations of market size and growth in the U.S. and the states in which the Company operates; expectations for other economic, business, regulatory and/or competitive factors related to the Company or the cannabis industry generally; and other events or conditions that may occur in the future.

Readers are cautioned that forward-looking information and statements are not based on historical facts but instead are based on reasonable assumptions, estimates, analysis and opinions of management of the Company at the time they were provided or made, in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information and statements. Forward-looking information and statements are not a guarantee of future performance and are based upon a number of estimates and assumptions of management at the date the statements are made including, among other things, assumptions about: the contemplated acquisitions and dispositions being completed on the current terms and current contemplated timeline will be satisfied in a timely manner; development costs remaining consistent with budgets; the ability to manage anticipated and unanticipated costs; favorable equity and debt capital markets; the ability to raise sufficient capital to advance the business of the Company; favorable operating and economic conditions, including risks related to the novel coronavirus (“COVID-19”) pandemic; political and regulatory stability; obtaining and maintaining all required licenses and permits; receipt of governmental approvals and permits;

sustained labor stability; stability in financial and capital goods markets; favorable production levels and costs from the Company’s operations; the pricing of various cannabis products; the level of demand for cannabis products; the availability of third-party service providers and other inputs for the Company’s operations; and the Company’s ability to conduct operations in a safe, efficient and effective manner. While the Company considers these assumptions to be reasonable, the assumptions are inherently subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual performance, achievements, actions, events, results or conditions to be materially different from those projected in the forward-looking information and statements. Many assumptions are based on factors and events that are not within the control of the Company and there is no assurance they will prove to be correct.

Risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information and statements include, among others, risks relating to the founder voting control; risks related to the unpredictability caused by the Company’s capital structure; risks related to additional financing, risks related to no guaranteed returns; risks related to sales by existing shareholders; risks related to the limited market for securities; risks associated with the Company’s indebtedness: expectations for the effects of COVID-19 on the business’ operations and financial condition; risks relating to U.S. federal regulation, risks relating to U.S. regulatory risks relating to the variation in state regulation, landscape and enforcement related to cannabis, including political risks; risks relating to anti-money laundering laws and regulation; risks relating to changes in cannabis laws and regulatory uncertainty; risks relating to legal, regulatory or political change; risks relating to Canadian investors in the U.S. cannabis sector; risks relating to the market price and volatility of the cannabis sector; risks relating to the internal controls of the Company and dilution; risks relating to the value of the Subordinate Voting Shares (“SVS”); tax and insurance related risks; risks relating to the limited operating history of the Company and the reliance on the expertise and judgment of senior management of the Company; risks relating to competition; risks relating to the difficulty in recruiting and retaining management and key personnel and managing growth; risks relating to the unreliability of forecasts; risks relating to the inability to innovate and find efficiencies; website and operational risks; risks relating to the reliance on third-party suppliers, manufacturers and contractors; risks relating to the failure to complete acquisitions; risks relating to the ability to obtain the necessary permits and authorizations; risks relating to potential conflicts of interest; risks relating to proprietary intellectual property and potential infringement by third-parties; risks relating to information technology and cyber-attacks; risks relating to trade secrets; risks relating to the lack of U.S. bankruptcy protection, risks relating to currency fluctuations and lack of earnings and dividend record; risks relating to insurance coverage; risks relating to civil asset forfeiture; risks relating to the heightened scrutiny of investments in the U.S.; risks relating to the ability and constraints on marketing products; risks relating to the settlements of trades, access to banks and legality of contracts; risks relating to the environment; risks relating to the Company as a holding company; risks relating to the unfavorable tax treatment of cannabis businesses in the U.S. and the classification of the Company for U.S. tax purposes; risks relating to the public opinion, consumer acceptance and perception of the cannabis industry; security risks; risks relating to litigation; risks inherent in an agricultural business; risks relating to rising energy costs; risks relating to the Company’s reliance on licenses; risks relating to product liability and product recall; and risks relating to the newly established legal regimes; as well as those Risk Factors discussed below.

Readers are cautioned that the foregoing lists are not exhaustive of all factors and assumptions that may have been used. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such forward-looking information and statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such information and statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. The forward-looking information and statements contained herein are presented for the purposes of assisting readers in understanding the Company’s expected financial and operating performance and the Company’s plans and objectives and may not be appropriate for other purposes. Forward-looking information and statements are provided and made as of the date of this AIF and the Company does not undertake any obligation to revise or update any forward-looking information or statements other than as required by applicable law.

Financial Information Not In Accordance with Generally Accepted Accounting Principles in the United States (“GAAP”)

In certain of its financial disclosures such as earnings releases and MD&A, the Company uses pro forma financial information as well as Earnings before interest, taxes, depreciation, and amortization (“EBITDA”), Adjusted EBITDA, and Adjusted gross profit as measures of profitability, which are non-GAAP financial measures and do not have standardized definitions under accounting principles generally accepted in the United States of America. Prior period amounts included in the AIF have been recast and adjusted to update for historical changes necessary to present the financial results in accordance with GAAP in the U.S. The Company provides the non-GAAP financial measures, which are not calculated or presented in accordance with GAAP and may not be comparable to similar measures presented by other issuers, as supplemental information and in addition to the financial measures that are calculated and presented in accordance with GAAP. These supplemental non-GAAP financial measures are presented because management has evaluated the financial results both including and excluding the adjusted items and believe that the supplemental non-GAAP financial measures presented provide additional perspective and insights when analyzing the core operating performance of the business. However, such measures should not be considered superior to, as a substitute for or as an alternative to, and should only be considered in conjunction with, the most comparable GAAP financial measures. As such, these supplemental non-GAAP financial measures shall always include reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP.

Foreign Currency Information

The Company’s expenses are primarily denominated in USD and its operations are primarily in the U.S. The Company’s current exposure to exchange rate fluctuations relate primarily to the activities of its Canadian entities. The Company acquired Origin House on January 8, 2020. See “Tax Considerations for U.S. Holders” for additional information regarding foreign currency distributions or proceeds for holders of the Company’s SVS.

MARKET DATA AND INDUSTRY FORECASTS

This AIF includes market and industry data that has been obtained from third-party sources, including industry publications. The Company believes that the industry data is accurate and that its estimates and assumptions are reasonable, but there is no assurance as to the accuracy or completeness of this data. Third-party sources generally state that the information contained therein has been obtained from sources believed to be reliable, but there is no assurance as to the accuracy or completeness of included information. Although the data is believed to be reliable, the Company has not independently verified any of the data from third-party sources referred to in this AIF or ascertained the underlying economic assumptions relied upon by such sources and as such the Company does not make any representation as to the accuracy of such information. Further, market and industry data is subject to variations and cannot be verified due to limits on the availability and reliability of data inputs, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. See also “Cautionary Statement Regarding Forward-Looking Information.”

CORPORATE STRUCTURE

The Company, formerly known as Randsburg International Gold Corp. (“Randsburg”), was incorporated in the Province of British Columbia under the Company Act (British Columbia) on July 6, 1990. On December 30, 1997, the Company changed its name from Randsburg Gold Corporation to Randsburg International Gold Corp. and consolidated its outstanding common shares on a five (5) old for one (1) new basis. On November 30, 2018, a series of transactions were completed among Randsburg and Cresco Labs, LLC (“Cresco LLC”) resulting in a reorganization of Cresco LLC and Randsburg and pursuant to which Randsburg became the indirect parent and sole voting unitholder of Cresco LLC, (the “Business Combination”). The Business Combination constituted a reverse takeover of Randsburg by Cresco LLC under applicable securities laws. On November 30, 2018, in connection with the Business Combination, the Company (i) consolidated its outstanding Randsburg common shares on an 812.63 old for one (1) new basis, and (ii) filed an alteration to its Notice of Articles with the British Columbia Registrar of Companies to change its name from Randsburg to Cresco Labs Inc. and to amend the rights and restrictions of its existing class of common shares, redesignate such class as the class of SVS and create the classes of Proportionate Voting Shares (“PVS”), and Super Voting Shares (“MVS”). On June 29, 2020, the Company filed an alteration to its Notice of Articles with the British Columbia Registrar of Companies to create a class of Special Subordinate Voting Shares (“SSVS”) and amend the rights and restrictions of SVS, PVS, and MVS.

The Company’s head office is located at 400 W. Erie Street, #110, Chicago, IL 60654 and the registered office is located at Suite 2500, 666 Burrard Street, Vancouver, BC V6C 2X8.

Cresco LLC was formed as a limited liability company under the laws of the state of Illinois on October 8, 2013 and is governed by the Pre-Combination LLC Agreement. The Pre-Combination LLC Agreement was further amended and restated (the Amended and Restated Limited Liability Company Agreement or “A&R LLC Agreement”) in connection with the completion of the Business Combination. Please see “Description of Unit Capital of Cresco – A&R LLC Agreement” for additional details as to the A&R LLC Agreement.

Set forth below is the condensed organization chart of the Company as of March 25, 2022.

The following are Cresco’s wholly owned or effectively controlled subsidiaries and entities over which the Company has control as of March 25, 2022.

Entity	Location	Purpose	Percentage Held
Cresco Labs Inc.	British Columbia, Canada	Parent Company
CannaRoyalty Corp. (Origin House)	Ontario, Canada	Holding Company	100%
Cali-AntiFragile Corp.	California	Holding Company	100%
Alta Supply Inc. (Continuum)	California	Distribution	100%
Kaya Management Inc.	California	Production	100%
River Distributing Co., LLC	California	Distribution	100%
FloraCal Farms	California	Cultivation	100%
Cub City, LLC	California	Cultivation	100%
CRHC Holdings Corp.	Ontario, Canada	Holding Company	100%
Laurel Harvest Labs, LLC	Pennsylvania	Cultivation and Dispensary Facility	100%
JDRC Mount Joy, LLC	Illinois	Holding Company	100%
JDRC Scranton, LLC	Illinois	Holding Company	100%
Bluma Wellness Inc.	British Columbia, Canada	Holding Company	100%
CannCure Investments Inc.	Ontario, Canada	Holding Company	100%
Cannabis Cures Investments, LLC	Florida	Holding Company	100%
3 Boys Farm, LLC (One Plant Florida)	Florida	Cultivation, Production and Dispensary Facility	100%
Farm to Fresh Holdings, LLC	Florida	Cultivation, Production and Dispensary Facility	100%
Cresco U.S. Corp.	Illinois	Manager of Cresco Labs, LLC	100%
MedMar Inc.	Illinois	Holding Company	100%
MedMar Lakeview, LLC	Illinois	Dispensary	88%
MedMar Rockford, LLC	Illinois	Dispensary	75%
Gloucester Street Capital, LLC	New York	Holding Company	100%
Valley Agriceuticals, LLC	New York	Operating Entity	100%
CMA Holdings, LLC	Illinois	Holding Company	100%
BL Real Estate, LLC	Massachusetts	Holding Company	100%
Cultivate Licensing LLC	Massachusetts	Cultivation, Production and Dispensary Facility	100%
Cultivate Worcester, Inc	Massachusetts	Dispensary	100%
Cultivate Leicester, Inc	Massachusetts	Cultivation, Production and Dispensary Facility	100%
Cultivate Framingham, Inc	Massachusetts	Dispensary	100%
Cultivate Burncoat, Inc	Massachusetts	Holding Company	100%
Cultivate Cultivation, Inc	Massachusetts	Cultivation and Production Entity	100%
Good News Holdings, LLC	Illinois	Holding Company	100%
Wonder Holdings, LLC	Illinois	Holding Company	100%
BW Maryland Holdings, LLC	Illinois	Holding Company	100%
CP Pennsylvania Holdings, LLC	Illinois	Holding Company	100%
Bay, LLC	Pennsylvania	Holding Company	100%
Bay Asset Management, LLC	Pennsylvania	Holding Company	100%
Ridgeback, LLC	Colorado	Holding Company	100%
Cresco Labs, LLC	Illinois	Operating Entity	57%
Cresco Labs Notes Issuer, LLC	Illinois	Holding Company
Cresco Labs Ohio, LLC	Ohio	Cultivation, Production and Dispensary Facility	99%
Wellbeings, LLC	Delaware	CBD Wellness Product Development	100%
Cresco Labs SLO, LLC	California	Holding Company	100%
SLO Cultivation Inc.	California	Cultivation and Production Facility	80%
Cresco Labs Joliet, LLC	Illinois	Cultivation and Production Facility	100%
Cresco Labs Kankakee, LLC	Illinois	Cultivation and Production Facility	100%
Cresco Labs Logan, LLC	Illinois	Cultivation and Production Facility	100%
Cresco Labs PA, LLC	Illinois	Holding Company	100%
Cresco Yeltrah, LLC	Pennsylvania	Cultivation, Production and Dispensary Facility	100%
JDC Newark, LLC	Ohio	Holding Company	100%
Verdant Creations Newark, LLC	Ohio	Dispensary	100%
JDC Marion, LLC	Ohio	Holding Company	100%

Entity	Location	Purpose	Percentage Held
Verdant Creations Marion, LLC	Ohio	Dispensary	100%
JDC Chillicothe, LLC	Ohio	Holding Company	100%
Verdant Creations Chillicothe, LLC	Ohio	Dispensary	100%
JDC Columbus, LLC	Ohio	Holding Company	100%
Care Med Associates, LLC	Ohio	Dispensary	100%
Cresco Labs Arizona, LLC	Arizona	Holding Company	100%
Arizona Facilities Supply, LLC	Arizona/Maryland	Cultivation, Production and Dispensary Facility	100%
Cresco Labs Tinad, LLC	Illinois	Holding Company	100%
PDI Medical III, LLC	Illinois	Dispensary	100%
Cresco Labs Phoenix Farms, LLC	Illinois	Holding Company	100%
Phoenix Farms of Illinois, LLC	Illinois	Dispensary	100%
JDC Elmwood, LLC	Illinois	Holding Company	100%
FloraMedex, LLC	Illinois	Dispensary	100%
Cresco Edibles, LLC	Illinois	Holding Company	100%
TSC Cresco, LLC	Illinois	Licensing	75%
Cresco HHH, LLC	Massachusetts	Cultivation, Production and Dispensary Facility	100%
Cresco Labs Michigan, LLC (a)	Michigan	Cultivation and Production Facility	85%

(a)	Cresco Labs Michigan, LLC is 85% owned by related parties within management of the Company.

GENERAL DEVELOPMENT OF THE BUSINESS

Cresco exists to provide high-quality and consistent cannabis-based products to consumers. Cresco blends regulatory compliance expertise with best practices from the agricultural, pharmaceutical and consumer packaged goods industries. Cresco owns and/or operates cultivation, manufacturing and retail dispensary businesses across ten (10) highly regulated markets: Illinois, Pennsylvania, Ohio, California, Arizona, New York, Massachusetts, Michigan, Florida, and Maryland. These markets, where supply and demand can be reasonably predicted and forecasted, create the foundation upon which Cresco has created the opportunity for sustainable growth.

Cresco plans to leverage the success in our current markets to expand into legalized cannabis markets in other states, while focusing on compliance, control, efficiency, and product performance in the medicinal or adult-use cannabis industry.

This ownership of wholesale and retail businesses supports Cresco’s strategy of distributing brands at scale by enabling Cresco to capture market share, generate brand awareness, and earn customer loyalty in its operating markets by guaranteeing share-of-shelf in its own retail stores and its ability to foster mutually beneficial relationships with its third-party dispensary customers as a large supplier of a portfolio of distinct and trusted cannabis brands.

Acquisitions and Dispositions

MedMar Inc. (“MedMar”)

On April 11, 2019, Cresco completed its acquisition of MedMar and the membership interests of MedMar Lakeview, LLC (“MedMar Lakeview”) and MedMar Rockford, LLC (“MedMar Rockford”) for a combination of cash and equity consideration. Through the signing of certain operating agreements, Cresco assumed operational control in 2018. MedMar Lakeview currently operates dispensaries in Chicago, Illinois (Wrigleyville/Lakeview and River North) and MedMar Rockford currently operates dispensaries in Rockford and South Beloit, Illinois.

PDI Medical III, LLC (“PDI”)

In the fourth quarter of 2018, Cresco entered into a unit exchange agreement with TINAD, LLC, an Illinois limited liability company to exchange a certain number of Class B membership units for the corresponding number of Class F membership units of Cresco, as well as other operating agreements by which Cresco assumes operational control of TINAD, LLC and its wholly-owned subsidiary, PDI, an Illinois limited liability company. PDI operates dispensaries in Buffalo Grove and Naperville, Illinois. The legal closing of the acquisition occurred in April 2019, giving the Company 98% ownership of all TINAD, LLC-related entities. The Company obtained the remaining 2% ownership of TINAD, LLC in April 2020.

Valley Agriceuticals, LLC (“Valley Ag”)

On October 8, 2019, the Company completed the acquisition of 100% of the membership interests of Gloucester Street Capital, LLC (“GSC”), the parent entity of Valley Ag via a merger between GSC and a subsidiary of Cresco. Valley Ag holds one of the ten (10) vertically-integrated cannabis business licenses granted in the State of New York by the New York State Department of Health. This license allows the Company the right to operate one (1) cultivation facility and four (4) dispensaries in New York. Valley Ag’s assets include an operational processing facility and four (4) licensed dispensaries. Consideration consisted of cash, deferred consideration, equity, and contingent consideration based upon the achievement or occurrence of certain milestones or events, all totaling $129.6 million.

CannaRoyalty Corp. d/b/a Origin House (“Origin House”)

On January 8, 2020, the Company completed its acquisition of Origin House. The acquisition was affected by way of a plan of arrangement under Section 182 of the Business Corporations Act (Ontario) (the “OH Arrangement”). Under the terms of the plan of arrangement and subsequent amendments, holders of common shares of Origin House received 0.7031 SVS of Cresco Labs for each Origin House share. Total consideration for the acquisition was $428.2 million. The consideration consisted of 66.5 million SVS issued as of the acquisition date, valued at $396.6 million, and 5.7 million replacement awards, valued at $31.7 million. The Company recorded an increase of $51 thousand of post-acquisition share-based compensation expense related to the replacement options for the year ended December 31, 2020.

Tryke

On September 16, 2019, the Company announced that it entered into a purchase agreement to acquire certain assets and an interest in Tryke Companies, LLC, and certain subsidiaries and affiliates thereof (collectively, “Tryke”).

On April 27, 2020, the Company entered into a termination agreement which cancels the Tryke agreement and contemplates the Company’s payment of equity consideration for the termination of the Tryke agreement.

Hope Heal Health, Inc. (“HHH”)

On February 7, 2020, Cresco completed its acquisition of 100% of the shares and membership interests, as applicable, of HHH and an affiliated real estate entity for consideration consisting of cash and the assumption of certain indebtedness, for $27.5 million. HHH holds licenses for cultivation, product manufacturing, and retail operations from the State of Massachusetts Department of Health (the “MDOH”). HHH currently operates one (1) cultivation and manufacturing facility in Fall River, Massachusetts, adjacent to its Fall River dispensary. The Company gained operational control of HHH on October 1, 2019, via certain operational agreements between the Company and HHH.

Wellbeings, LLC (“Wellbeings”)

On October 5, 2020, the Company acquired all remaining equity interests and voting rights of Wellbeings. As a result of this acquisition, the Company has control over a business that distributes and sells high-quality CBD wellness products. No consideration was transferred for this step acquisition, other than the Company recognizing $0.2 million of goodwill and assuming $0.2 million of net liabilities.

Verdant Creations, LLC (“Verdant”)

On February 16, 2021, the Company closed its acquisition of four (4) Ohio dispensaries previously operated by Verdant. This brings the total number of Ohio dispensaries owned by Cresco to five (5), the maximum number of retail licenses allowable under applicable state law. Total consideration for the acquisition was $25.0 million, and consisted of 0.1 million SVS issued as of the acquisition date, valued at $2.0 million, cash payments of $1.5 million, settlement of cashless exercise option on loans receivable of $10.0 million, as stated in the unit purchase option agreement, settlement of a preexisting lease arrangement of $0.1 million, as a result of stated value exceeding fair value per third-party valuation, and settlement of other preexisting loan relationships of $11.4 million.

180 Smoke business (“180 Smoke”)

On January 8, 2020, 180 Smoke was acquired as part of the Origin House acquisition. On February 22, 2021, the Company entered into a share purchase agreement with Spyder Cannabis Inc. (“Spyder”) and agreed to the terms of a debt assignment agreement with Plant-Based Investment Corp. (“PBIC”). Cresco sold all of the equity interests of 180 Smoke in a cash transaction that values 180 Smoke at an equity value of $0.000001 on a cash-free basis and sold its outstanding debt receivables with 180 Smoke of approximately C$11.6M to PBIC for C$1.0M cash. On March 30, 2021, the Company divested all of its equity interest in 180 Smoke and related intercompany receivables to Spyder and PBIC for approximately $1.1 million, after certain adjustments. The sale resulted in a loss of $0.8 million, plus an additional loss of $0.3 million for accumulated foreign currency translation previously included in Other comprehensive loss in the Financial Statements.

Bluma Wellness, Inc. (“Bluma”)

On January 14, 2021, the Company entered into a definitive agreement with Bluma (the “Bluma Agreement”), a vertically-integrated operator in Florida, pursuant to which the Company would acquire all of the issued and outstanding shares of Bluma in an all-share transaction. Under the terms of the Bluma Agreement, holders of common shares of Bluma received 0.0859 SVS of Cresco for each Bluma share. On March 15, 2021, Cresco agreed to extend $7.5 million to One Plant Florida (“One Plant”), Bluma’s operating subsidiary, for the expansion of One Plant’s operations in Florida and to satisfy tax liabilities relating to the settlement of vested restricted shared units. On April 14, 2021, the Company closed on the acquisition. At the time of the acquisition, Bluma operations included eight (8) dispensaries strategically located around Florida, as well as seven (7) more in permitting and/or under construction. As a result of the acquisition, the Company now holds a license to cultivate, process transport, and dispense medical cannabis in the state of Florida. Total consideration for the acquisition was $238.1 million and consisted of 15.1 million SVS issued as of the acquisition date, valued at $183.3 million, cash payments of $3.4 million to pay for the sellers’ transaction fees, 4.7 million equity-classified warrants issued valued at $18.4 million, 0.8 million replacement shares valued at $10.0 million, deferred consideration of $1.8 million, and settlement of preexisting loan relationships of $21.2 million.

Cultivate

On March 18, 2021, the Company entered into a definitive agreement to acquire all of the issued and outstanding equity interests in Cultivate Licensing LLC and BL Real Estate LLC (collectively, “Cultivate”), a vertically-integrated Massachusetts operator. On September 2, 2021, the Company closed on the acquisition of the issued and outstanding shares of Cultivate. Total consideration for the acquisition was $99.3 million and consisted of 4.8 million SVS valued at $46.6 million, cash payments of $1.0 million to pay for the sellers’ transaction fees, contingent consideration of $29.6 million, settlement of preexisting loan relationships of $1.9 million, and payment of the sellers’ third-party debt of $20.1 million. Cresco obtained three (3) operational dispensaries in Leicester, Worcester and Framingham, Massachusetts with this transaction.

Bay, LLC d/b/a Cure Pennsylvania (“Cure Penn”)

On September 23, 2021, the Company announced the execution of a definitive agreement to acquire 100% of the outstanding equity interests in Cure Penn. The acquisition closed on November 25, 2021. Total consideration for the acquisition was $89.0 million and consisted of 6.2 million SVS issued as of the acquisition date, valued at $52.6 million, cash consideration of $33.3 million, and cash payments of $3.1 million to pay for the sellers’ transaction fees. Cresco obtained three (3) operational Cure Penn dispensaries located in Lancaster, Phoenixville, and Philadelphia, Pennsylvania, with this transaction.

Laurel Harvest Labs, LLC (“Laurel Harvest”)

On October 14, 2021, the Company entered into a definitive agreement with Laurel Harvest, a Pennsylvania Clinical Registrant. The acquisition closed on December 10, 2021. Total consideration for the acquisition was $136.7 million and consisted of 8.4 million SVS issued as of the acquisition date, valued at $65.8 million, cash consideration of $20.5 million, cash payments of $0.3 million to pay for the sellers’ transaction fees, loan settlement of $3.3 million, and deferred consideration of $46.7 million. Cresco obtained one (1) operational dispensary in Montgomeryville, a second dispensary in Scranton which is currently under construction, and the ability to open an additional four (4) dispensaries throughout the state of Pennsylvania.

The acquisitions completed in fiscal years 2021 and 2020 did not meet the definition of significant; individually or in the aggregate, and as such, no 51-102F4 forms were filed in the respective years.

Pipeline Transactions

The Company is actively pursuing growth opportunities to expand its asset portfolio in the medical and adult-use cannabis industry.

On March 23, 2022, the Company announced it had entered into a definitive arrangement agreement (“Arrangement Agreement”) with Columbia Care Inc. (“Columbia Care”) to acquire all of the issued and outstanding shares of Columbia Care in an all-share transaction with an equity value of approximately $2.0 billion (the “Columbia Care Transaction”). Under the terms of the Arrangement Agreement, holders of common shares of Columbia Care will receive 0.5579 SVS of Cresco Labs for each Columbia Care share. Additional details of the Columbia Care Transaction will be described in the management information circular and proxy statement that will be mailed to Columbia Care shareholders in connection with a special meeting of Columbia Care shareholders expected to be held in the second quarter of 2022 to approve this transaction. The Columbia Care Transaction is expected to close during the fourth quarter of 2022.

For additional information with respect to the Company’s strategy for expansion, please see “Description of the Business” below.

Financing Activities

Base Shelf Prospectus

On April 26, 2019, the Company filed and received a receipt for a preliminary base shelf prospectus with the securities commissions in each of the provinces of Canada, except Québec. The base shelf prospectus received final receipt on July 25, 2019 (the “January Shelf Prospectus”). The January Shelf Prospectus allows the Company to offer up to $500.0 million of SVS, debt securities, subscription receipts, warrants and units, or any combination thereof, from time to time during the 25-month period that the final January Shelf Prospectus is effective.

On March 1, 2021, the Company filed and received a receipt for a preliminary short form base shelf prospectus (the “2021 Shelf Prospectus”) with the securities commissions in each of the provinces of Canada, except Québec, and filed a corresponding shelf registration statement on Form F-10 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (“SEC”) under the U.S./Canada Multijurisdictional Disclosure System (“MJDS”). The 2021 Shelf Prospectus and Registration Statement replaced the Company’s prior shelf prospectus. The 2021 Shelf Prospectus and Registration Statement were made effective on April 23, 2021, and allow the Company to offer up to 1.0 billion of SVS, debt securities, subscription receipts, warrants, and units, or any combination thereof, from time to time during the 25-month period that the 2021 Shelf Prospectus is effective (subject to MJDS eligibility). The Company filed the 2021 Shelf Prospectus in order to maintain financial strength and flexibility.

September 2019 Financing and October Over-Allotment Option

On September 24, 2019, the Company completed the issuance to a syndicate of underwriters, led by Canaccord Genuity Corp., of an aggregate of 7.4 million units (the “Units”) of the Company at a price of C$10.00 per Unit for aggregate gross proceeds of C$73.5 million (the “September 2019 Financing”). The Company also granted the underwriters an over-allotment option to purchase up to an additional 1.0 million Units at a price of C$10.00, exercisable in whole or in part, at any time and from time to time on or prior to the date that is 30 days following the initial closing date. On October 24, 2019, the over-allotment option was partially exercised, and an additional C$1.2 million in gross proceeds was raised, for aggregate gross proceeds pursuant to the September 2019 Financing of C$74.7 million.

Each Unit consists of one SVS and one half of one SVS purchase warrant (each full warrant, a “Warrant”). Each Warrant entitles the holder to acquire one Subordinate Voting Share of the Company (the “Underlying Shares”) at a price of C$12.50 per Underlying Share, subject to adjustment in certain events, for a period of 3 years following the closing of the September 2019 Financing. The Company used the proceeds from the September 2019 Financing to fund business development and for working capital requirements and other general corporate purposes.

At-the-Market Offering

On December 3, 2019, the Company announced that it had entered into an equity distribution agreement with Canaccord Genuity Corp. pursuant to which the Company may, from time to time, sell up to C$55 million of SVS in the capital of the Company (the “ATM Program”). The ATM Program was made pursuant to the Shelf Prospectus dated July 25, 2019, and a prospectus supplement dated December 3, 2019.

Additionally, in April 2021, the Company announced a new equity distribution agreement with Canaccord Genuity Corp. to replace the equity distribution agreement filed in December 2019 due to the expiration of the prior shelf prospectus. Pursuant to this agreement, the Company may, from time to time, sell up to 100.0 million of its SVS in Canada.

January 2021 Offering

On January 13, 2021, the Company filed a Form 40-F with the SEC, which is a registration statement pursuant to Section 12 of the Securities and Exchange Act of 1934, as amended.

On January 14, 2021, the Company announced the commencement of a best efforts overnight marketed offering (the “January 2021 Offering”) of SVS. On January 15, 2021, the Company closed the January 2021 Offering of 9.9 million SVS at a price of C$16.00 ($12.67) per share for total gross proceeds of approximately $120.7 million, net of $3.4 million in commission and other fees, with a corresponding increase to share capital of $124.1 million. The SVS were offered in each of the provinces of Canada, other than Québec, pursuant to a prospectus supplement dated January 19, 2021, to the Company’s base shelf prospectus dated July 25, 2019 and in the U.S. on a private placement basis to “qualified institutional buyers.”

Credit Facility

On February 2, 2020, Cresco entered into a senior secured credit agreement for $100.0 million which includes a mutual option to increase the size of the facility to up to $200.0 million the (“Term Loan”). Commitments under the Term Loan are provided by a broad syndicate of lenders including members of the Company’s management. Each commitment under the Term Loan may be for an 18 or 24 month term, at the lender’s option. Loans made on the initial closing date will bear interest at a rate of approximately 12.7% per annum for 18-month loans and approximately 13.2% for 24-month loans, payable quarterly in arrears. The Company completed the initial drawdown of $100.0 million under the Term Loan on January 31, 2020.

In conjunction with the Company’s January 8, 2020 acquisition of Origin House, the Company recorded a short-term liability for the Opaskwayak Cree Nation Loan (the “OCN Loan”), for an aggregate balance of $22.0 million as of the acquisition date, subject to a 10.0% interest rate and a stated maturity of June 2020.

On December 11, 2020, the Company entered into an amendment to exercise the mutual option to increase the principal amount to $200.0 million, and also extended the maturity of the existing Term Loan and consolidated the OCN Loan into one amended term loan (the “Amended Term Loan”). Of the $200.0 million Amended Term Loan commitment, $11.7 million was committed by non-extending lenders, $97.3 million was committed by extending lenders and $91.0 million was committed by increasing lenders. The Company accelerated principal repayments of $5.4 million and $1.0 million to the OCN Loan lender and certain exiting Term Loan lenders, respectively.

On August 12, 2021, the Company closed on an agreement for a senior secured term loan with an undiscounted principal balance of $400.0 million (the “Senior Loan”) and an original issue discount of $13.0 million. A portion of proceeds from the Senior Loan were used to retire the existing Amended Term Loan, with the remainder to fund capital expenditures, and pursue other targeted growth initiatives within the U.S. cannabis sector. Under the agreement, the Company is subject to certain financial and non-financial covenants.

The Senior Loan accrues interest at a rate of 9.5% per annum, payable in cash semi-annually, and has a stated maturity of August 12, 2026. The Company’s effective interest rate for the Senior Loan is 11.0%.

The Company may prepay in whole or in part the Senior Loan at any time prior to the stated maturity date, subject to certain conditions, upon the payment of the outstanding principal amount (plus a specified prepayment premium) and all accrued and unpaid interest and fees.

U.S. Industry Background and Trends

The emergence of the legal cannabis sector in the U.S., both for medical and adult-use, has been rapid as more states adopt regulations for its production and sale. Today more than 40% of Americans live in a state where cannabis is fully legalized for adult-use1.

The use of cannabis and cannabis derivatives to treat or alleviate the symptoms of a wide variety of chronic conditions has been generally accepted by a majority of citizens with a growing acceptance by the medical community as well. A review of the research, published in 2015 in the Journal of the American Medical Association, found strong evidence that cannabis can treat pain and muscle spasms.2 The pain component is particularly important because other studies have suggested that cannabis can replace pain patients’ use of highly addictive, potentially deadly opiates — meaning marijuana legalization has the potential to save lives.3

Polls throughout the U.S. consistently show overwhelming support for the legalization of medical cannabis, together with strong majority support for the full legalization of recreational adult-use cannabis. It is estimated that 91% of the U.S. voters support legalizing cannabis for medical and adult-use.4 These represent large increases in public support over the past 40 years in favor of legal cannabis use.

Notwithstanding that more than half of the U.S. states have now legalized adult-use and/or medical marijuana, marijuana remains illegal under U.S. federal law with marijuana listed as a Schedule I drug under the U.S. Controlled Substances Act (the “CSA”). See “Description of the Business” and “Risk Factors” below. The U.S. Department of Justice (“DOJ”) defines Schedule I drugs, substances or chemicals as “drugs with no currently accepted medical use and a high potential for abuse.” The U.S. Food and Drug Administration (“FDA”) has not approved marijuana as a safe and effective drug for any indication.

Unlike in Canada, which has federal legislation uniformly governing the cultivation, distribution, sale and possession of medical marijuana under the Cannabis Act (Canada), marijuana is largely regulated at the state level in the U.S.

[1]	https://www.census.gov/data/tables/time-series/demo/popest/2020s-state-total.html#par_textimage_1574439295
[2]	Grant, Igor MD (2015). Medical Use of Cannabinoids. Journal of American Medical Association, 314: 16, 1750-1751. doi: 10.1001/jama.2015.11429.
[3]

Bachhuber, MA, Saloner B, Cunningham CO, Barry CL. (2014). Medical Cannabis Laws and Opioid Analgesic Overdose Mortality in the U.S., 1999-2010. JAMA Intern Med. 174(10):1668-1673. doi: 10.1001/jamainternmed.2014.4005.

[4]	https://www.pewresearch.org/fact-tank/2021/04/16/americans-overwhelmingly-say-marijuana-should-be-legal-for-recreational-or-medical-use/

State laws regulating cannabis are in direct conflict with the CSA, which makes cannabis use and possession federally illegal in the U.S. Although certain states and territories of the U.S. authorize medical or recreational cannabis production and distribution by licensed or registered entities, under U.S. federal law, the possession, use, cultivation, and transfer of cannabis and any related drug paraphernalia is illegal, and any such acts are criminal acts under U.S. federal law under any and all circumstances under the CSA. Although Cresco and its subsidiaries activities are compliant with applicable U.S. state and local law, strict compliance with state and local laws with respect to cannabis may neither absolve Cresco and its subsidiaries of liability under U.S. federal law, nor provide a defense to any U.S. federal proceeding which may be brought against Cresco or its subsidiaries.

Current U.S. Cannabis Market

Source: https://thecannabisindustry.org/ncia-news-resources/state-by-state-policies/

Note: Light gray represents states that have no adult-use laws and no medical framework but have limited exceptions for medical use while dark gray denotes states with no adult-use laws, no medical laws, and no accepted exceptions for medical use.

Due to the support for legal access to marijuana at the state level, there has been rapid opportunity growth in the U.S. market. Legal sales of cannabis in the U.S. grew 40% in 2021 to $25 billion.5 By 2030, the size of the U.S. cannabis market is projected to be approximately $100 billion.6 Going forward, the Company expects that the U.S. cannabis industry will continue to be subject to state legislation, with additional states regulating the medical and recreational use of cannabis.

[5]	https://seekingalpha.com/news/3785876-us-legal-cannabis-sales-grew-40-in-2021-bofa
[6]	https://www.businessinsider.com/us-cannabis-market-size-projection-100-billion-by-2030-2020-12

There are now over 5.1 million legal medical cannabis patients across the country and territories, served by approximately 7,000 medical dispensaries7. It is currently estimated that each patient spends between $500 and $2,500 annually8.

The Company has current operations in the states of Illinois, Pennsylvania, Ohio, California, Arizona, New York, Massachusetts, Michigan, Florida, and Maryland. It intends to expand into other states within the U.S. that have legalized cannabis use either medicinally or recreationally.

On December 20, 2018, the 2018 Farm Bill (the “Farm Bill”) became law in the United States. Under the Farm Bill, industrial and commercial hemp is no longer to be classified as a Schedule I controlled substance in the United States. Hemp includes the plant cannabis sativa L and any part of that plant, including seeds, derivatives, extracts, cannabinoids and isomers. To qualify under the Farm Bill, hemp must contain no more than 0.3 % of delta-9-tetrahydrocannabinol (“THC”). The Farm Bill explicitly allows interstate commerce of hemp which will enable the transportation and shipment of hemp.

DESCRIPTION OF THE BUSINESS

General

Cresco is one of the largest vertically-integrated multi-state cannabis operators in the U.S. licensed to cultivate, manufacture, and sell retail and medical cannabis products primarily through Sunnyside*®, Cresco Labs’ national dispensary brand, and third-party retail stores. Cresco is built to become the most important company in the cannabis industry by combining the most strategic geographic footprint with one of the leading distribution platforms in North America. Employing a consumer-packaged goods (“CPG”) approach to cannabis, Cresco’s house of brands is designed to meet the needs of all consumer segments and includes some of the most recognized and trusted national brands including Cresco®, Cresco Reserve®, High Supply®, Good News®, Wonder Wellness Co.®, FloraCal® Farms, RemediTM, and Mindy’sTM, a line of edibles created by James Beard Award-winning chef Mindy Segal. Sunnyside*® is a wellness-focused retailer designed to build trust, education and convenience for both existing and new cannabis consumers. Recognizing that the cannabis industry is poised to become one of the leading job creators in the country, Cresco has the industry’s first national comprehensive Social Equity and Educational Development (“SEEDTM”) initiative designed to ensure that all members of society have the skills, knowledge, and opportunity to work in and own businesses in the cannabis industry.

Rooted in the fundamentals of CPG brand building, Cresco has implemented a strategy to create and distribute a differentiated portfolio of brands that are aligned to distinct audiences, need states, and occasions.

Cresco operates the following family of brands:

•	Cresco®, – Elevating everyday cannabis. Cresco® offers the most popular and consistent strains, available in a wide variety of product forms at dispensaries and retail locations nationwide.

•

Cresco Reserve® – Cresco Reserve® is a demonstration of the cannabis plant’s highest potential. Cresco Reserve selects strains with exclusive, proprietary genetics, and nurture them with masterful cultivation techniques.

•

High Supply® – High Supply® is quality cannabis, available in bulk. High Supply® buds are expertly grown; lab-tested; and available in vape carts, vape pens, flower, popcorn, shake, pre-rolls, shorties, and concentrates.

[7]	https://www.safeaccessnow.orgsos21_blog1#:~:text=There%20are%20now%20over%205.1,have%20over%20100%2C000%20registered%20patients.
[8]	https://financesonline.com/cannabis-industry-statistics/

•

Good News® – Good News® is a line of cannabis products that removes the complexity of understanding terpenes and strains by creating easy-to-understand formulations, each named after a social mindset. Good News® products are easy to use, benefit forward, and come in easy-to share product forms, such as, vapes and gummies.

•

Wonder Wellness Co.® – Wonder Wellness Co.® products are designed to simplify cannabis, with a focus on consumers who are new to the experience. The Wonder Wellness Co.® line is built around manageable, micro-dose forms, with a range of ratios across products.

•

FloraCal® Farms – Firmly rooted in Sonoma County, FloraCal® Farms is California’s premier purveyor of premium cannabis flower. Our team of master cultivators hand select the finest genetics and tailor our small-batch, sustainable farming techniques to each cultivar’s unique needs. We utilize 100% renewable energy to help produce sophisticated, terpene-rich products that invoke robust, one-of-a-kind experiences for our friends and community.

•

RemediTM – RemediTM products provide a consistent and trusted alternative to traditional pharmaceuticals like opioids. With familiar formats and user-friendly delivery systems, RemediTM is designed to help patients and consumers feel comfortable with cannabis.

•

Mindy’sTM – Deliciously-dosed edibles created by James Beard Award-Winning Pastry Chef, Mindy Segal. Infused with the best-quality cannabis oils, a wide variety of uniquely delicious bites are available at multiple potency levels, all with a dose of decadence.

With a portfolio consisting of more than 300 unique products and 3,400 unique SKUs, Cresco’s products are sold in over 1,200 dispensaries across the country. Cresco has consistently demonstrated the ability to place its branded products on the shelves of most dispensaries in a targeted state. The CPG and wholesale strategy enables Cresco to maximize its points of distribution and drive revenue growth independent of the expansion of its retail presence. Cresco prioritizes wholesale in order to reach as many consumers as possible, accessing the scaled benefits of a national footprint.

Cresco’s 50 owned dispensaries, as of the date of the AIF, give it the ability to not only sell its own products but focus on educating and building trust within the surrounding communities. These dispensaries serve as a critical platform for innovation and powerful consumer insights as it shapes the future of cannabis.

On December 3, 2018, the Company began trading on the CSE under the ticker symbol “CL.”

On March 6, 2019, the Company’s shares were approved to be quoted on the Over-the-Counter-Market and trade under the ticker symbol “CRLBF.”

On August 13, 2019, the Company began trading on the Frankfurt Stock Exchange under the symbol “6CQ.”

Significant Events or Milestones

The principal milestones that must occur during the next 12-month period for the business objectives described herein to be accomplished are as follows: hire key personnel, obtain necessary regulatory approvals, implement marketing plans, and commence production and sales in Cresco’s new markets, including retail stores for recreational and medical cannabis where legislation permits.

The Company has put in place a team of executives, board of advisors and consultants with various areas of expertise and experience in multiple industries including commercial agriculture, pharmaceutical, manufacturing, CPG, and traditional healthcare. In the interest of progressing a professional medical dialogue and educating as many physicians as possible on the use of medical cannabis as a therapeutic treatment for patients, Cresco has organized a team of physicians to educate, train, and inform medical professionals on all aspects of cannabis as medicine.

On January 19, 2021, the Company announced the hiring of CPG industry veteran Ty Gent as the Company’s new Chief Operating Officer (“COO”). As COO, Mr. Gent is responsible for operational consistency and efficiency across markets and implementation of structural enhancements to facilitate scaling.

On January 28, 2021, the Company announced the launch of 1.0g and 0.5g Live Cartridges from its High Supply® line in dispensaries across California and Illinois.

On February 1, 2021, the Company announced it has received approval from the Arizona Department of Health Services to serve adult-use customers at its Sunnyside*® dispensary in Phoenix, Arizona after Arizona became the 12th state to begin serving adult-use cannabis customers on January 22, 2021.

On February 9, 2021, the Company announced the signing of an exclusive distribution agreement with award-winning California cannabis producer, Emerald Family Farms.

On April 12, 2021, the Company announced the launch of Wonder Wellness Co.® gummies and availability in Illinois.

On April 22, 2021, the Company appointed Tarik Brooks to its board of directors, effective immediately. The Company also announced that Dominic Sergi, an original founder of Cresco Labs, has retired from the Company’s board of directors as part of the planned board refreshment process.

On April 22, 2021, the Company announced that the 2021 Shelf Prospectus, preliminarily filed on February 26, 2021, which replaced the January Shelf Prospectus, has been received with the securities commissions in each of the provinces of Canada. The Company also announced that the Registration Statement filed on Form F-10, and, together with the 2021 Shelf Prospectus, has been deemed effective by the SEC under the U.S./Canada MJDS.

On May 04, 2021, the Company announced that it would, for the first time, report its financial results under GAAP. This conversion from International Financial Reporting Standards to GAAP was made to further prepare Cresco Labs for future capital markets opportunities in the U.S. and to more closely align with reporting standards familiar to U.S. investors and stakeholders.

On May 21, 2021, the Company announced the appointment of Sidney Dillard to its board of directors, effective immediately.

On June 09, 2021, the Company announced the portfolio expansion of its Good News® brand. Under the Good News® brand, Cresco is launching Counting Sheep, Day Off and Pride products in edible and vape forms in California, Illinois, and Michigan.

On June 17, 2021, the Company announced the launch of a summer-long social justice campaign supported by its Sunnyside*® retail brand and flagship cannabis brand, Cresco. The campaign amplified the ongoing restorative justice, community business incubator and education and workforce development programming facilitated by the Company’s established SEEDTM initiative.

On June 21, 2021, the Company announced the opening of Sunnyside*® Philadelphia, its fourth dispensary in Pennsylvania. The medical-only cannabis store is located at 1221 Chestnut St. in Philadelphia.

On August 16, 2021, the Company announced the opening of its first Sunnyside*® store in Fort Lauderdale, Florida. Located at 1830 Cordova Rd, Sunnyside*® Fort Lauderdale’s opening marks Cresco’s ninth retail location in the state.

On September 30, 2021, the Company announced the decision to exit agreements under which Cresco served as the exclusive distributor of certain third-party branded products in California. The decision marked the latest step in Cresco Labs’ multi-year strategy to increase profitability and shift toward owned-brand distribution in the world’s largest and most competitive cannabis market.

On October 21, 2021, the Company announced the opening of a new Sunnyside*® dispensary in Wyomissing, Pennsylvania. Sunnyside*® Wyomissing is Cresco’s fifth dispensary in Pennsylvania and 38th nationwide.

On October 25, 2021, the Company announced the “Summer of Social Justice” nationwide initiative raised over $250,000 for social justice-focused community organizations and supported the expungement process for over 1,000 individuals with cannabis-related criminal records.

On October 26, 2021, the Company announced the opening of a new Sunnyside*® dispensary in Tallahassee, Florida. Sunnyside*® Tallahassee is Cresco’s first location in the Panhandle, 10th in Florida, and 39th nationwide.

On October 27, 2021, the Company announced the opening of a new Sunnyside*® dispensary in Oakland Park, Florida. Sunnyside*® Oakland Park is Cresco’s second location in Broward County, fifth in South Florida, 11th in Florida and 40th nationwide.

On November 15, 2021, the Company announced the grand opening of its flagship Sunnyside*® dispensary, located 300 feet from the iconic Wrigley Field marquee. The original Sunnyside*® Lakeview location will be redeveloped as the Illinois Cannabis Education Center – a hands-on destination for people who have been adversely impacted by the War on Drugs to develop the skills necessary to successfully operate a compliant dispensary.

On December 07, 2021, the Company announced the opening of a new Sunnyside*® dispensary located at 3900 N 9th Ave. in Pensacola, FL. Sunnyside*® Pensacola is the Company’s second store in the Panhandle region. Cresco now operates 12 Florida dispensaries and 44 nationwide.

On December 08, 2021, the Company announced “The Sentence of Michael Thompson” documentary trailer earned a Silver Clio for Film & Video from the Clio Cannabis Awards. In addition, the Discover Some Wonder podcast series from the Company’s Wonder Wellness Co.® cannabis brand and the #Wayto420 campaign from its Sunnyside*® retail brand were shortlisted for Digital & Mobile and Public Relations creative excellence, respectively.

On December 17, 2021, the Company announced the expansion of its Sunnyside*® brand in southwest Florida with a new store located at 8307 Lockwood Ridge Rd. in Sarasota. Sunnyside*® Sarasota marks Cresco’s 13th Florida location and 46th nationwide store.

On January 18, 2022, the Company announced the expansion of its Sunnyside*® brand in Pennsylvania with a new store located at 28 W Skippack Pike in Ambler. This location is the Company’s tenth store in Pennsylvania and 47th dispensary nationwide.

On January 27, 2022, the Company announced the growth of its retail footprint in Florida with the opening of Sunnyside*® Clearwater at 19042 US Hwy 19 N. The new Sunnyside*® Clearwater store is the Company’s sixth new store opening, since the Bluma acquisition, in Florida and marks its 48th dispensary nationwide.

On January 28, 2022, the Company announced flower and pre-rolls from Khalifa Kush are available for sale at Cookies stores throughout California. Cresco Labs has exclusive cultivation and product collaboration agreement with multi-platinum-selling, GRAMMY® and Golden Globe® Award-nominated recording artist Wiz Khalifa’s cannabis brand. Through the partnership, the Company’s FloraCal® Farms and Continuum distribution platform will be the sole producer and distributor, respectively, of premium branded products featuring Khalifa Kush’s signature “KK” strain in California. An expanded line is expected to arrive at additional retail partners throughout the year.

On February 07, 2022, the Company announced the opening of a new Sunnyside*® dispensary in North Miami, Florida. Sunnyside*® North Miami, located at 505 NE 125th St., is Cresco’s first location in the Miami-Dade County, 15th store in Florida and 49th dispensary nationwide.

On February 15, 2022, the Company announced that Ms. Megan Kulick has been appointed to the role of Senior Vice President of Investor Relations.

On March 17, 2022, the Company announced the launch of its High Supply®, Good News®, and RemediTM brands in the state of Florida. In addition, the Company released a new edibles brand, Sunnyside Chews*®, available only in the state. Cresco Labs will soon expand to Florida its premium craft-quality flower brand, FloraCal® Farms, and bestselling flagship brand, Cresco®.

On March 21, 2022, the Company announced the grand opening of a new Sunnyside*® dispensary in Lady Lake, Florida. The new store brings the Company’s total retail footprint to 50 locations across 7 states and 16 total stores in the state of Florida.

See the “General Development of the Business – Pipeline Transactions” section, above, for a description of the Company’s Arrangement Agreement with Columbia Care.

See the “General Development of the Business – Acquisitions and Dispositions” section, above, for a description of the Company’s significant acquisitions and dispositions activity that occurred during the year.

See the “General Development of the Business – Financing Activities” section, above, for a description of the Company’s significant financing activities.

Growth Strategy

Cannabis legalization continues to expand throughout the U.S., with an ever-increasing number of states approving medical and recreational sales. The U.S. market for legal cannabis sales (including both medical and adult-use) alone is projected to grow to $48.0 billion by 2026.9 To date, 19 states have approved the sale of recreational cannabis, with Connecticut, New Jersey, New Mexico, New York, Montana, and Virginia constituting the most recent approvals. As in markets like Illinois, Michigan, and Massachusetts; the Company believes recreational sales have the potential to be significant, generating over $1 billion in retail sales per year since their respective launches10. The legal industry will continue to grow as consumption shifts from illicit channels, communities gain better access to dispensaries, and a new cohort of cannabis consumers engages with the category for the first time.

Cresco plans to capitalize on the significant increase in cannabis consumption in current and future recreational markets, driving both access to new markets and building the depth of its cultivation and retail footprints. The Company’s historical focus on prioritizing the most strategic markets – those offering both appropriate regulations and sizable populations – remains the foremost priority for 2022. Cresco considers both organic and inorganic opportunities to expand its wholesale leadership, operating the most productive retail dispensaries, and driving meaningful market positions in the markets that matter most.

While the majority of long-term growth will be fueled by recreational consumption, there are also ample opportunities to drive growth within today’s medical markets. As more research centers study and support the effects of cannabis-based products in addressing therapeutic needs, management believes that the size of the U.S. medical cannabis market will also continue to grow as more patients join programs, and new states legalize medical cannabis. Given Cresco’s existing operations in several strong medical markets (e.g., Florida and Pennsylvania), Cresco is well-versed in operating within a diverse medical-market landscape, leveraging its experience as regulations evolve in disparate manners. Further, this expertise in medical channels also builds the foundations necessary to accelerate market growth upon the approval of recreational legalization.

Regardless of each state’s regulations, Cresco actively leverages its successes in its most developed markets (e.g., Illinois and Pennsylvania) to build expansion strategies across its geographic footprint. Cresco looks to other burgeoning markets to complement the growth in its core, including Florida, Maryland, Massachusetts, Michigan, Ohio, and New York. At the same time, Cresco will maintain its historical focus on compliance, control, efficiency, and product quality to cement itself as the most important multi-state operator within the cannabis industry.

[9]	BDSA, USA Market Forecast Summary, September 2021. Retrieved from https://bdsa.com/cannabis-industry-intelligence
[10]	BDSA, USA Market Forecast Summary, February 2022.

To support these ambitions, Cresco will:

•	Pursue acquisition of license or existing cannabis operations in other legal cannabis markets to deepen its position within the most important cannabis markets

•	Complete application process for new states beginning or expanding medical cannabis programs

•	Complement its position as the industry’s leading wholesaler with tactical build outs of its retail footprint

•	Build the best portfolio of brands within the cannabis industry, supporting both today and tomorrow’s cannabis consumers

Cresco has proven its ability to become operational in new markets and plans on continuing this trend.

Cultivation

Cresco is building or has built and/or renovated fifteen (15) separate cultivation facilities, totaling approximately 1.2 million11 cultivation square feet, across nine (9) states (being Illinois, Michigan, Arizona, Ohio, California, Pennsylvania, Massachusetts, Florida, and New York), which includes other non-cultivation activities. It operates both indoor and hybrid green houses. Cresco’s multiple cultivation, extraction and processing facilities allow it to produce cannabis products across several product categories.

Cresco currently has the following approximate cultivation square footage in each respective state of operation:

State	Current Cultivation Space (sq ft) [12]	Planned Cultivation Space (sq ft)[13]	Total
Illinois	202,000	—	202,000
Pennsylvania	85,000	—	85,000
Ohio	27,000	27,000	54,000
California	165,000	193,000	358,000
Massachusetts	97,000	—	97,000
Arizona	91,000	—	91,000
New York	—	145,000	145,000
Michigan	53,000	—	53,000
Florida	66,000	—	66,000
Total	786,000	365,000	1,151,000

Designed to provide consistency of product, increase yields and minimize the possibility of crop failure, each of Cresco’s cultivation facilities is equipped with traditional commercial agriculture components, automated environmental control

[11]

These statements constitute forward-looking information related to possible events, conditions or financial performance based on future economic conditions and courses of action. These statements involve known and unknown risks, assumptions, uncertainties and other factors that may cause actual results or events to differ materially. Cresco believes there is reasonable basis for the expectation reflected in the forward-looking statements, however these expectations may not prove to be correct.

[12]	These figures are approximate measurements of square footage.
[13]

Cresco’s expansion, production and cultivation plans are subject to a number of risks and uncertainties, including the need for new licenses or amendments to existing licenses, additional regulatory or municipal approvals, including zoning and other risks associated with construction and cultivation generally, See “Risk Factors.” No assurances are given as to the precise cost or timing.

systems, and watering and feed fertigation systems. Developed over years of research, its proprietary nutritional regimen is utilized to ensure crop quality. Using organic and soluble-based plant nutritional supplements, secondary metabolites (cannabinoids/terpenes) are maximized resulting in superior flower quality, yield and consistency. Cresco has made significant investments in cultivation and processing facilities and plans to continue doing so.

Manufacturing

Cresco’s laboratory instrumentation gives it the ability to formulate and develop a variety of products based on traditional pharmaceutical delivery systems – capsules, tinctures, topical salves, and edible forms with a variety of cannabinoid profiles. Cresco’s food and beverage manufacturing facilities are outfitted with equipment that allows the Company to produce shelf-stable quality confections with consistency. Cresco has plans to develop a manufacturing facility and laboratory in every state it operates in with the exception of Pennsylvania and New York due to regulatory restrictions on production and sales of edible products. It is expected that 40-50% of the raw cannabis produced at Cresco’s cultivation facilities will be used at Cresco’s food & beverage manufacturing facilities and laboratories to make the vaporizable, oral, topical, and edible products sold under the Cresco®, Cresco Reserve®, High Supply®, Good News®, RemediTM, Wonder Wellness Co.®, FloraCal® Farms, and Mindy’sTM brands.

Dispensaries

Wholesale

Cresco collaborates with its retail partners on strategic in-store promotions, customer events, and shelf space tactics to ensure maximum sell throughput. The Company takes a data-driven approach in its efforts to create an optimized sale process.

Retail

As of March 25, 2022, Cresco has an ownership interest in the following: ten (10) operational dispensaries in the State of Illinois; ten (10) dispensaries in the State of Pennsylvania; five (5) dispensaries in the State of Ohio; one (1) dispensary in the State of Arizona; four (4) dispensaries in the State of New York; four (4) dispensaries in the State of Massachusetts; and sixteen (16) dispensaries in the state of Florida.

Real Estate Strategy

Within its core markets, Cresco spends time and resources in selecting real estate in premium locations with significant traffic and proximity to popular attractions (restaurants, malls, sports arenas, hotels, etc.). Cresco targets retail spaces based on the market and available real estate. Cresco utilizes both its internal real estate and real estate legal teams as well as a network of real estate brokers to negotiate leases, acquisitions, dispositions, and sale and leaseback transactions on behalf of the Company. Cresco typically prefers five-to-ten year leases for its retail operations. When leasing real estate is not possible, Cresco is willing to enter into purchasing arrangements. Historically, Cresco has entered into a number of sale and leaseback transactions in order to unlock real estate value. However, no sale and leaseback transactions were entered into in fiscal year 2021.

Banking and Processing

Cresco deposits funds from its dispensary operations into its banking partners in each respective market. These state-chartered banks are fully aware of the nature of Cresco’s business and continue to remain supportive of Cresco’s growth plans. Cresco’s dispensaries currently accept only cash and debit cards and do not process credit card payments. It is anticipated that over time all forms of payment will be accepted by each of the dispensaries.

Product Selection and Offerings

Product selection decisions are currently made by leaders from the product development, operations, finance, marketing and sales teams, who negotiate and receive bids from potential brand vendors across all product categories including flower, vape pens, oils, extracts, edibles, and pre-rolls. Cresco bases its product selection decisions on market demand and opportunity, product quality, margin potential, consumer feedback, and the ability for the respective brands to scale. Cresco also anticipates requiring brands to pay slotting fees for shelf space.

Cresco’s manufactured products are sold through Company-owned and managed dispensaries as well as third-party dispensaries. In the future, as production capacity increases, Cresco expects to sell bulk product, as well as new branded products to other dispensaries through both Company-owned and third-party distributors. The full extent of this will depend upon the ultimate extent of the Cresco-owned and managed retail footprint, as well as the ultimate expanded production capacity of Cresco’s cultivation and production facilities.

Cresco offers or plans to offer, the following products in the following states:

State	Offering
Illinois (Currently manufactures)	Cannabis dry flower, vaporizer forms of cannabis, cannabis oil in capsule, oral and sublingual solutions, cannabis edible products and other cannabis products. Product lines include THC focused products available in flower, vape pens, and multiple forms of extracts under the Cresco brand; “High Supply®” products that includes flower, vape, and concentrates; “Good News®” products that include vape and edibles; “Wonder Wellness Co.®” edibles; and “RemediTM” products including tinctures, capsules, and sublingual oils. Cresco licenses the “Kiva” brand and produces cannabis-infused edibles including but not limited to chocolate confections, gummies, mints, and tarts. Cresco also sells cannabis infused edibles through its partnership with James Beard Award Winning Chef Mindy Segal under the brand “Mindy’s TM,” including but not limited to: chocolate and toffee confections, fruit-forward gummies, hard sweets, and taffy. Retail locations in Illinois sell a variety of these brands and their corresponding products.
Pennsylvania (Currently manufactures)	Cannabis dry flower, vaporizer forms of cannabis, cannabis oil in capsule, oral and sublingual solutions, cannabis in topical products, and other cannabis products. The product lines include THC focused products available in flower, vape pens, and multiple forms of extracts under their “Cresco®” brand; flower and vape pens under the “High Supply®” brand and “RemediTM” products which include precisely-dosed non-combustible products including tinctures, capsules, salves, and sublingual oils. Retail locations in Pennsylvania sell a variety of these brands and their corresponding products.
Ohio (Currently manufactures)	Cannabis dry flower, vaporizer forms of cannabis, cannabis oil in capsule, oral and sublingual solutions, cannabis edible products, and other cannabis products. Product lines include THC focused products available in flower, vape pens, and multiple forms of extracts under the “Cresco®” brand; High Supply®” products that include flower, vape, and extracts; “Good News®” products that include vape and edibles, “Wonder Wellness Co.®” line of edibles, and “RemediTM” products including: tinctures, capsules, and sublingual oils. Cresco also sells cannabis infused edibles through its partnership with James Beard Award Winning Chef Mindy Segal under the brand “Mindy’sTM”, including but not limited to fruit-forward gummies.
California (Currently manufactures)	Cannabis dry flower, vaporizer forms of cannabis, cannabis oil in capsule, cannabis edible products, and other cannabis products. The product lines include THC focused products available in flower, vape pens, and multiple forms of extracts under their “FloraCal®”, “Cresco®”, “High Supply®”, and “Good News®” brands. Cresco also sells cannabis infused edibles under the brands “Mindy’s TM” and “Good News®” All brands are distributed by the Cresco-owned distribution business of “Continuum”, where the aforementioned owned products are sold in conjunction to partner brands to licensed retail dispensaries in California.

State	Offering
Arizona (Currently manufactures)	Cannabis dry flower, vaporizer forms of cannabis, cannabis oil in capsule, cannabis edible products, and other cannabis products. The product lines include THC focused products available in flower, vape pens, and multiple forms of extracts under their “Cresco®” and “High Supply®” brands. All brands are sold to licensed retail dispensaries, including one store outlet owned by Cresco, “Sunnyside*®.”
Massachusetts (Currently manufactures)	Cannabis dry flower, vaporizer forms of cannabis, cannabis oil in capsule, oral and sublingual solutions, cannabis in topical products, cannabis edible products, and other cannabis products. The product lines include THC focused products available in flower, vape pens, and multiple forms of extracts under their “Cresco®” brand; flower and vape pens under the “High Supply®” brand; “RemediTM” products which include precisely-dosed, non-combustible products, including tinctures, capsules, salves, and sublingual oils. Cresco cannabis infused edibles through its partnership with James Beard Award Winning Chef Mindy Segal under the brands “Mindy’sTM.” Cresco sells cannabis infused fruit-forward gummies. Retail locations in Massachusetts sell a variety of these brands and their corresponding products.
Maryland (Currently manufactures)	The product line includes Cresco Liquid Live Resin, Cresco Live Resin and Cresco Disposable Pens.
New York (Currently manufactures)	Vaporizer forms of cannabis, cannabis oil in capsule, oral and sublingual solutions, cannabis in topical products and other cannabis products. The product line includes “RemediTM” products which include precisely-dosed non-combustible products including tinctures and capsules. Sunnyside*® retail locations in New York sell these brands and corresponding products.
Florida (Currently manufactures)	Cannabis dry flower, vaporizer forms of cannabis, cannabis edible products, and cannabis oil in sublingual solutions and other cannabis products. Product lines include THC focused products available in flower, vape pens, and multiple forms of extracts; “High Supply®” products that include vapes; “Good News®” products that include vapes; and “RemediTM” products including balms, syringes and sublingual oils. Cresco licenses the “One Plant” brand and produces flower, vapes, concentrates and sublingual oils. Cresco also produces cannabis-infused edibles under the “Sunnyside*®” brand.
Michigan (Currently manufactures)	Cannabis dry flower, cannabis oil in capsule, oral and sublingual solutions, cannabis edible products and other cannabis products. Product lines include THC focused products available in vape pens, and multiple forms of extracts under the “Cresco®” brand; “High Supply®” products that includes flower, vape and extracts; “Good News®” products that include vape and edibles “Wonder Wellness Co.®” line of edibles; and “RemediTM” products including tinctures, capsules and sublingual oils. Cresco also sells cannabis infused edibles through its partnership with James Beard Award Winning Chef Mindy Segal under the brand “Mindy’sTM.” Cresco sells cannabis infused edibles including but not limited to fruit-forward gummies.

Product Pricing

Cresco’s prices vary based on the market conditions and product pricing of vendor partners. Cannabis and cannabis product pricing is based on operating costs, materials costs, growth time, and other applicable variables. Additionally, product pricing reflects existing pricing regulations in Cresco’s markets where applicable.

Inventory Management

Cresco has comprehensive inventory management procedures, which are compliant with the rules set forth by the applicable state and local laws, regulations, ordinances, and other requirements. These procedures ensure strict control over Cresco’s cannabis and cannabis product inventory from delivery by a licensed distributor to sale or delivery to a consumer, or disposal as cannabis waste. Such inventory management procedures also include measures to prevent contamination and maintain the safety and quality of the products dispensed at Cresco’s retail locations. Cresco understands its responsibility to the greater community and the environment and is committed to providing consumers with a safe, consistent, and high-quality supply of cannabis.

Employees

As of December 31, 2021, Cresco had over 3,500 employees across its operating jurisdictions, primarily employed in Cresco’s cultivation, manufacturing, and processing operations and support thereof. Other significant departments include retail and other operations, logistics and supply chain, sales and marketing, legal and compliance, and other administrative and support functions. Cresco recruits, hires, and promotes individuals that are best qualified for each position, priding itself on using a selection process that recruits people who are trainable, cooperative and share its core values as a company. In addition, the safety of employees is a priority and Cresco is committed to the prevention of illness and injury through the provision and maintenance of a healthy workplace. Cresco takes all reasonable steps to ensure staff are appropriately informed and trained to ensure the safety of themselves as well as others around them. See the “Significant Events or Milestones” section, above, for a description of significant hiring decisions of the Company.

Specialized Skill and Knowledge of Employees

To remain a leader in its field, Cresco relies on a motivated and experienced team, focused on offering the highest-quality product, in accordance with the regulations in force. The Company employs a diverse group of people for their particular administrative, operational and financial expertise. In addition, the Company employs individuals with experience in cultivation and growing of wellness and medical marijuana.

Competition

With respect to retail operations, Cresco expects to compete with other retail license holders across the markets in which it operates. Many of Cresco’s competitors in those markets are small local operators as well as our peer group of publicly traded companies. In certain markets, such as California, there are also a number of illegally operating dispensaries, which serve as competition. However, compliance and law enforcement entities are expected to continue the reduction of these illicit operations. In addition to physical dispensaries, Cresco also expects to compete with third-party delivery services, which provide direct-to-consumer delivery services.

In terms of cultivation and production, Cresco expects to compete with other licensed cultivators and operators in the states in which it operates. Similar to retail, there are a number of illegally operating cultivators in California which will serve as competition in the near-term. It is expected that compliance and law enforcement entities will continue the reduction of these illicit operations

Intellectual Property

Cresco has developed numerous proprietary technologies and processes. These proprietary technologies and processes include its cultivation and extraction techniques, and certain cultivation equipment and irrigation systems. While exploring the patentability of these techniques and processes, Cresco relies on non-disclosure and confidentiality arrangements and trade secret protection.

Cresco has invested significant resources towards developing recognizable and unique brands and is in the process of seeking registration of trademarks with the U.S. Patent and Trademark Office and the states in which it operates. Cresco owns or operates 30 website domains, (including www.crescolabs.com, www.chooseremedi.com, www.crescocannabis.com, www.highsupplyofficial.com, www.mindysedibles.com, and www.sunnyside.shop) numerous social media accounts across all major platforms, and various phone and web application platforms.

Cresco’s legal counsel monitors and proactively addresses potential intellectual property infringement. Additionally, Cresco maintains strict standards and operating procedures regarding its intellectual property, including the standard use of non-disclosure, confidentiality, and intellectual property assignment agreements.

Trademarks:

Cresco is in the process of registering the following brands for trademark protection at the Canadian federal level, U.S. federal level and/or in the states in which the brands are offered. For additional details on the risks associated with the lack of trademark protection please see “Risk Factors – Intellectual Property”:

Description	Stylized Design	Rebranded Stylized Design (as applicable)
The text and stylized logo for “Cresco”
The text and stylized logo for “Cresco Labs”
The stylized logo for “Cresco Sun”
The text and stylized logo for “Remedi”
The text and stylized logo for “Cresco Reserve”
The stylized logo “r”
The text and stylized logo for “Mindy’s Kitchen”

Description	Stylized Design	Rebranded Stylized Design (as applicable)
The text and stylized logo for “Mindy’s Artisanal Edibles”
The text and stylized logo for “Mindy’s Chef Led Artisanal Edibles”
The text and stylized logo for “CY+”
The text and stylized logo for “Sunnyside*”
The stylized logo for “ * ”
The text and stylized logo for “Wonder Wellness Co.” and “Wonder Wellness”
The text and stylized logo for “Good News”
The text and stylized logo for “High Supply”
The text and stylized logo for “Alta Supply”

Description	Stylized Design	Rebranded Stylized Design (as applicable)
The text and stylized logo for “Continuum”
The stylized logo for “Continuum”
The text and stylized logo for “FloraCal Farms” and “FloraCal”
The stylized logo for “FloraCal”
The text and stylized logo for “FloraCal Farms” and “FloraCal”
The text and stylized logo for “Origin House”

Cresco has successfully registered for twenty-eight (28) trademarks at the U.S. federal level. Additionally, Cresco has successfully registered one hundred twenty (120) trademarks across eleven (11) states including Arizona, California, Florida, Illinois, Maryland, Massachusetts, Michigan, New York, Ohio, Pennsylvania, and Nevada for the brands offered within each state. The following table identifies the volume of protected marks by jurisdiction:

Jurisdiction	No. Registration Application Submitted	No. Registration Awarded as of March 25, 2022	Renewal Year
US Patent and Trademark Office(1)	49	28	2021
Arizona	6	6	2029
California(1)	19	17	2024
Florida(1)	5	5	2026
Illinois	45	45	2024
Maryland(1)	4	2	2029
Massachusetts(1)	9	9	2026
Michigan(1)	18	14	2030
Nevada	2	2	2024
New York	3	3	2030
Ohio(1)	6	6	2029
Pennsylvania	11	11	2024
Canada(1)	27	1	2031

(1)	Awaiting notice of successful application reviews

Ongoing application review is occurring at the Canadian and U.S. Federal level as well as within the states of California, Florida, Maryland, Michigan, and Massachusetts. Due to recent increases in the number of IP applications in the cannabis industry, Cresco anticipates feedback on the remaining submitted applications to be seen on a rolling basis and as early as the end of the first quarter 2022. As such, Cresco will continue to rely on common law protection for these brands during the trademark registration process. Moreover, Cresco will proactively seek intellectual property protection for brand expansions in current markets as well as any new market expansion. For additional details on the risks associated with the lack of trademark protection, please see “Risk Factors – Intellectual Property.”

Patents

Cresco is in the process of registering three (3) patents for the proprietary technologies and processes specifically in extraction process for producing liquid live resin. Cresco successfully registered one (1) patent in the aforementioned proprietary technologies and processes in the third quarter of 2020 and one (1) patent in the second quarter of 2021. Applications seeking expedited review were submitted to the U.S. Patent and Trademark Office in the fourth quarter of 2019. However, with the ongoing application review and increased number of IP applications in the cannabis industry, Cresco anticipates feedback on the patent-pending application as early as the end of the second quarter of 2022. For additional details on the risks associated with the lack of patent protection, please see “Risk Factors – Intellectual Property.”

Jurisdiction	No. Registration Application Submitted	No. Registration Awarded as of March 25, 2022
US Patent and Trademark Office(1)	3	2

(1)	Awaiting notice of successful application reviews

United States Regulatory Environment

The following sections describe the legal and regulatory landscape in the states in which Cresco operates. While Cresco’s operations are in full compliance with all applicable state laws, regulations, and licensing requirements, for the reasons described above and the risks further described in “Risk Factors” section below, there are significant risks associated with the business of Cresco. Readers are strongly encouraged to carefully read all of the risk factors contained in “Risk Factors” section below.

Federal Regulatory Environment

Under U.S. federal law, marijuana is currently a Schedule I drug. The CSA has five different tiers or schedules. A Schedule I drug means the Drug Enforcement Agency (“DEA”) considers it to have a high potential for abuse, no accepted medical treatment, and lack of accepted safety for the use of it even under medical supervision. Other Schedule I drugs are heroin, LSD, and ecstasy. Cresco believes the CSA categorization as a Schedule I drug is not reflective of the medicinal properties of marijuana or the public perception thereof, and numerous studies show cannabis is not able to be abused in the same way as other Schedule I drugs, has medicinal properties, and can be safely administered. Additionally, while studies show cannabis is less harmful than alcohol,14 alcohol is not classified under the CSA.

The U.S. federal position is also not necessarily consistent with democratic approval of marijuana at the state government level in the United States. Unlike in Canada, which has federal legislation uniformly governing the cultivation, distribution, sale, and possession of marijuana under the Cannabis Act (Canada), marijuana is largely regulated at the state level in the United States. State laws regulating cannabis conflict with the CSA, which makes cannabis use and possession federally illegal. Although certain states and territories of the U.S. authorize medical or adult-use cannabis production and distribution by licensed or registered entities, under U.S. federal law, the possession, use, cultivation, and transfer of cannabis and any related drug paraphernalia is illegal, and any such acts are criminal acts. Although the Company’s activities are compliant with applicable state and local laws, strict compliance with state and local laws with respect to cannabis may neither absolve the Company of liability under U.S. federal law nor provide a defense to federal criminal charges that may be brought against the Company. The Supremacy Clause of the U.S. Constitution establishes that the U.S. Constitution and federal laws made pursuant to it are paramount and, in case of conflict between federal and state law, federal law shall apply.

Nonetheless, well over half of the U.S. states have now legalized adult-use and/or medical marijuana. As more and more states legalized medical and/or adult-use marijuana, the federal government sought to provide guidance to enforcement agencies and banking institutions with the introduction of the DOJ Memorandum drafted by former Deputy Attorney General James Michael Cole in 2013 (the “Cole Memo”) and the Department of the Treasury Financial Crimes Enforcement Network (“FinCEN”) guidance in 2014.

[14]

See Lachenmeier, DW & Rehm, J. (2015). Comparative risk assessment of alcohol, tobacco, cannabis and other illicit drugs using the margin of exposure approach. Scientific Reports, 5, 8126. doi: 10.1038/srep08126; Thomas, G & Davis, C. (2009). Cannabis, Tobacco and Alcohol Use in Canada: Comparing risks of harm and costs to society. Visions Journal, 5. Retrieved from http://www.heretohelp.bc.ca/sites/default/files/visions_cannabis.pdf; Jacobus et al. (2009). White matter integrity in adolescents with histories of marijuana use and binge drinking. Neurotoxicology and Teratology, 31, 349-355. https://doi.org/10.1016/j.ntt.2009.07.006; Could smoking pot cut risk of head, neck cancer? (2009 August 25). Retrieved from https://www.reuters.com/article/us-smoking-pot/could-smoking-pot-cut-risk-of-head-neck-cancer-idUSTRE57O5DC20090825; Watson, SJ, Benson JA Jr. & Joy, JE. (2000). Marijuana and medicine: assessing the science base: a summary of the 1999 Institute of Medicine report. Arch Gen Psychiatry Review, 57, 547-552. Retrieved from https://www.ncbi.nlm.nih.gov/pubmed/10839332; Hoaken, Peter N.S. & Stewart, Sherry H. (2003). Drugs of abuse and the elicitation of human aggressive behavior. Addictive Behaviours, 28, 1533-1554. Retrieved from http://www.ukcia.org/research/AgressiveBehavior.pdf; and Fals-Steward, W.,Golden, J. & Schumacher, JA. (2003). Intimate partner violence and substance use: a longitudinal day-to-day examination. Addictive Behaviors, 28, 1555-1574. Retrieved from https://www.ncbi.nlm.nih.gov/pubmed/14656545.

The Cole Memo offered guidance to federal enforcement agencies as to how to prioritize civil enforcement, criminal investigations, and prosecutions regarding marijuana in all states. The memo put forth eight prosecution priorities:

•	Preventing the distribution of marijuana to minors;

•	Preventing revenue from the sale of marijuana from going to criminal enterprises, gangs, and cartels;

•	Preventing the diversion of marijuana from states where it is legal under state law in some form to other states;

•	Preventing the state-authorized marijuana activity from being used as a cover or pretext for the trafficking of other illegal drugs or other illegal activity;

•	Preventing the violence and the use of firearms in the cultivation and distribution of marijuana;

•	Preventing the drugged driving and the exacerbation of other adverse public health consequences associated with marijuana use;

•	Preventing the growing of marijuana on public lands and the attendant public safety and environmental dangers posed by marijuana production on public lands; and

•	Preventing marijuana possession or use on federal property.

Following the inauguration of President Donald Trump, a Task Force on Crime Reduction and Public Safety was established through an executive order by the President of the U.S. in February 2017. The Task Force was to deliver its recommendations by July 27, 2017. To date, its recommendations have not been made public.

In March 2017, U.S. Attorney General Jeff Sessions acknowledged the validity of the Cole Memo and noted limited federal resources due to the appropriations restrictions.

However, in January 2018, U.S. Attorney General, Jeff Sessions, issued a memorandum (the “Sessions Memo”), which rescinded the Cole Memo and thereby created a vacuum of guidance for enforcement agencies and the DOJ. As an industry best practice, despite the recent rescission of the Cole Memo, the Company continues to do the following to ensure compliance with the guidance provided by the Cole Memo:

•

ensure the operations of its subsidiaries (or third parties, in the jurisdictions where Cresco conducts its business as an ancillary services provider) are compliant with all licensing requirements that are set forth with regards to cannabis operation by the applicable state, county, municipality, town, township, borough, and other political/administrative divisions. To this end, Cresco retains appropriately experienced legal counsel to conduct the necessary due diligence to ensure compliance of such operations with all applicable regulations;

•

the activities relating to cannabis business adhere to the scope of the licensing obtained – for example, in the states where only medical cannabis is permitted, the products are only sold to patients who hold the necessary documentation to permit the possession of the cannabis; and in the states where cannabis is permitted for adult recreational use, the products are only sold to individuals who meet the requisite age requirements;

•

in working with licensed operators, such as cultivators and manufacturers in due diligence on the policies and procedures to ensure that the products are not distributed to minors. Additionally, Cresco employs professional consultants to investigate any past license violations and ensure that the business has not been involved in these types of violations;

•

Cresco only works through licensed operators, which must pass a range of requirements, adhere to strict business practice standards, and be subjected to strict regulatory oversight with sufficient checks and balances to ensure that no revenue is distributed to criminal enterprises, gangs, and cartels. Furthermore, as a part of its due diligence, Cresco retains professional consultants to vet the ownership of such cannabis businesses to ensure that no profits or revenues are used for the benefit of criminal enterprises;

•

as a part of its compliance audit, Cresco also ensures that the licensed operators have an adequate inventory tracking system and necessary procedures in place to ensure that such compliance system is effective in tracking inventory. This is done to ensure that there is no diversion of cannabis or cannabis products into the states where cannabis is not permitted by state law, or cross the state lines in general;

•

Cresco conducts the necessary review of financial records and where appropriate retains professional third-party consultants to do so, to ensure that the state-authorized cannabis business activity is not used as a cover or pretext for trafficking of other illegal drugs or engaged in other illegal activity or any activities that are contrary to any applicable anti-money laundering statutes;

•

Cresco conducts background checks to ensure that the principals and management of the licensed operators are of good character, and have not been involved with other illegal drugs, engaged in illegal activity or activities involving violence, or use of firearms in cultivation, manufacturing or distribution of cannabis;

•

Cresco conducts reviews of activities of the cannabis businesses, the premises on which they operate and the policies and procedures that are related to possession of cannabis or cannabis products outside of licensed premises (including the cases where such possession permitted by regulation – e.g., transfer of products between licensed premises). These activities are done to ensure that no licensed operators possess or use cannabis on federal property or engage in manufacturing or cultivation of cannabis on federal lands; and

•

Cresco conducts reviews of products and product packaging to ensure that the products comply with applicable regulations and contain necessary disclaimers about the contents of the products to prevent adverse public health consequences from cannabis use and prevent impaired driving.

On November 7, 2018, Mr. Sessions tendered his resignation as Attorney General at the request of President Trump. Following Mr. Sessions’ resignation, Matthew Whitaker began serving as Acting U.S. Attorney General. On February 14, 2018, President Trump’s nominee William Barr was confirmed as the Attorney General. Mr. Barr served as Attorney General in the presidential administration of George H.W. Bush from 1991 to 1993. Mr. Barr has stated that as Attorney General, he does not intend to prosecute parties, who have complied with state law in reliance on the Cole Memo. Mr. Barr has also stated the need for more legal growers of marijuana for research and is acknowledging that a recent bill legalizing hemp has broad implications for sale of cannabis products. Further, prior to Mr. Barr’s confirmation, he stated that he has not considered or determined whether further administrative guidance would be appropriate, or what such guidance might look like. However, he did note that if confirmed, he would give the matter careful consideration (collectively the “Barr Comments”).

While President Biden has not yet released clear direction on the federal path forward for federal legalization, his choice for Vice President Kamala Harris and Xavier Becerra for Secretary of Health and Human Services have public track records of supporting medical marijuana programs.

Mr. Barr held a more hands-off approach on state regulation and enforcement on cannabis. Mr. Barr said low-level marijuana crimes would not be a focus of the Justice Department. On the other hand, he did launch investigations into legal cannabis companies on antitrust grounds. In January 2021, President Biden nominated Merrick Garland as Attorney General of the U.S. He was confirmed by the Senate in March 2021. In his confirmation testimony, Mr. Garland made clear that he would de-prioritize enforcement of low-level marijuana crimes such as possession, and he suggested that federal reforms are closely tied to the larger issue of social justice for minorities. Mr. Garland said it doesn’t make much sense to him to spend “limited resources” pursuing nonviolent criminals such as those guilty of marijuana possession.

“This is a question of the prioritization of our resources and prosecutorial discretion,” Garland said at his confirmation hearing on February 22, 2021. It does not seem to me a useful use of limited resources that we have, to be pursuing prosecutions in states that have legalized and that are regulating the use of marijuana, either medically or otherwise. I don’t think that’s a useful use.”

“I do think we need to be sure there are no end-runs around the state laws that criminal enterprises are doing. So that kind of enforcement should be continued. But I don’t think it’s a good use of our resources, where states have already authorized. That only confuses people, obviously, within the state.”

Mr. Garland reiterated the above sentiment during a May 4, 2021, House Appropriations subcommittee meeting, stating that “[t]he department’s view on marijuana use is that enforcement against use is not a good use of our resources” in states where such use is legal.

However, unlike in the case of the Sessions Memo or the Cole Memo that preceded it, the DOJ under Garland has not issued new guidance related to cannabis enforcement.

Due to the CSA categorization of marijuana as a Schedule I drug, U.S. federal law makes it illegal for financial institutions that depend on the Federal Reserve’s money transfer system to take any proceeds from marijuana sales as deposits. Banks and other financial institutions could be prosecuted and possibly convicted of money laundering for providing services to cannabis businesses under the United States Currency and Foreign Transactions Reporting Act of 1970 (the “Bank Secrecy Act”). Under U.S. federal law, banks or other financial institutions that provide a cannabis business with a checking account, debit or credit card, small business loan, or any other service could be found guilty of money laundering or conspiracy.

On January 16, 2018, a coalition of 19 attorney generals from various states, including: Ms. Lisa Madigan, Illinois Attorney General; Xavier Becerra, California Attorney General; Eric T. Schneiderman, New York Attorney General (who has since been replaced by Barbara Underwood); and Josh Shapiro, Pennsylvania Attorney General released a joint statement urging Congress to advance legislation that would allow states with legalized medical or recreational marijuana to participate in the banking system. Banks and other depository institutions are currently hindered by federal law from providing financial services to marijuana businesses, even in states where those businesses are regulated. In February 2019, the House Financial Services subcommittee took up proposed legislation, the Secure and Fair Enforcement Banking Act of 2019 (the “SAFE Banking Act”), that would protect banks and their employees from punishment for providing services to cannabis businesses that are legal on a state level. First hearings for the SAFE Banking Act occurred in February 2019 and the bill was introduced in Congress in March 2019.

On September 25, 2019, the Secure and Fair Enforcement Banking Act of 2019 was passed by the U.S. House of Representatives in a 321 to 103 vote. The SAFE Banking Act would permanently protect state-chartered banks and credit unions that service state-legal cannabis companies from being penalized by federal regulators. On May 17, 2020, the legislative language of the SAFE Banking Act was included in a stimulus bill known as The Health and Economic Recovery Omnibus Emergency Solutions Act (the “HEROES Act”). The HEROES Act was passed by the U.S. House of Representatives in a 208 to 199 vote.

The SAFE Banking Act was reintroduced in the House (HR 1996) with 107 cosponsors. The bill was largely similar to what passed out of the House in 2020 and provides a SAFE Harbor to depository institutions who provide financial services to cannabis businesses. There were some minor changes to the bill related to the hemp provisions that provide hemp companies access to a full suite of financial protections, including those related to security exchanges – however, these provisions are currently limited to hemp. HR 1996 passed the House in April 2021. The SAFE Banking Act’s introduction in the Senate occurred on March 23, 2021, with bipartisan support led by Jeff Merkley of Oregon (D) and Steve Daines of Montana (R). However, the U.S. Senate has declined to bring the SAFE Banking Act up for a vote due to pending comprehensive federal reform legislation from Senate Majority Leader Chuck Schumer (D-NY), Senate Finance Committee Chair Ron Wyden (D-OR), and Senate Judiciary Criminal Justice and Counterterrorism Subcommittee Chair Cory Booker (D-NJ). The provisions of the SAFE Banking Act were offered by Congressman Earl Perlmutter (D-CO) as an amendment to the House version of the Defense

Authorization Act (“NDAA/H.R. 4350”), which passed the House on September 23, 2021. The Senate’s version of the bill did not include the SAFE Banking Act and the compromised NDAA language also failed to include the SAFE Banking Act. Since then, on January 28, 2022, Rep. Ed Perlmutter (D-CO) filed an amendment to the America COMPETES Act, HR 4521, (“COMPETES Act”), which incorporated the SAFE Banking language into the bill. The COMPETES Act relates to high-tech investment incentives and programs, directs funding to create a strategic transformer reserve, facilitate domestic manufacturing, and test critical electric grid equipment to reduce vulnerability and increase resiliency in the event of severe damage to the electrical grid. On February 1, 2022, Rep. Perlmutter’s SAFE Banking Act amendment was considered by the House Rules Committee and included in the COMPETES Act. The COMPETES Act, with SAFE included, passed the House on February 4, 2022, the sixth time the House has passed the measure. Previously, the Senate passed its version of the bill, the U.S. Innovation and Competition Act, which did not include SAFE. SAFE’s inclusion as part of the legislation is now being considered by the House and Senate as Congress negotiates the final version of the bill. Management believes, based on currently available information, that the likelihood of SAFE Banking Act’s passage is high, however the particular timing and legislative vehicle is unknown.

While there has been no change in U.S. federal banking laws to account for the trend towards legalizing medical and recreational marijuana by U.S. states, FinCEN has issued guidance advising prosecutors of money laundering and other financial crimes not to focus their enforcement efforts on banks and other financial institutions that serve marijuana-related businesses, so long as that business is legal in their state and none of the federal enforcement priorities are being violated (such as keeping marijuana away from children and out of the hands of organized crime). The FinCEN guidance also clarifies how financial institutions can provide services to marijuana-related businesses consistent with their Bank Secrecy Act obligations, including thorough customer due diligence, but makes it clear that they are doing so at their own risk.

The customer due diligence steps include:

1.	verifying with the appropriate state authorities whether the business is duly licensed and registered;

2.	reviewing the license application (and related documentation) submitted by the business for obtaining a state license to operate its marijuana-related business;

3.	requesting from state licensing and enforcement authorities’ available information about the business and related parties;

4.

developing an understanding of the normal and expected activity for the business, including the types of products to be sold and the type of customers to be served (e.g., medical versus recreational customers);

5.	ongoing monitoring of publicly available sources for adverse information about the business and related parties;

6.	ongoing monitoring for suspicious activity, including for any of the red flags described in this guidance; and

7.

refreshing information obtained as part of customer due diligence on a periodic basis and commensurate with the risk. With respect to information regarding state licensure obtained in connection with such customer due diligence, a financial institution may reasonably rely on the accuracy of information provided by state licensing authorities, where states make such information available.

Due to the fear by financial institutions of being implicated in or prosecuted for money laundering, marijuana businesses are often forced into becoming “cash-only” businesses. As banks and other financial institutions in the U.S. are generally unwilling to risk a potential violation of federal law without guaranteed immunity from prosecution, most refuse to provide any kind of services to marijuana businesses. Despite the attempt by FinCEN to legitimize marijuana banking, in practice its guidance has not made banks much more willing to provide services to marijuana businesses. This is because, as described above, the current law does not guarantee banks immunity from prosecution, and it also requires banks and other financial institutions to undertake time-consuming and costly due diligence on each marijuana business they take on as a customer. Recently, some banks that have been servicing marijuana businesses have been closing accounts operated by marijuana businesses and are now refusing to open accounts for new marijuana businesses for the reasons enumerated above.

The few credit unions who have agreed to work with marijuana businesses are limiting those accounts to no more than 5% of their total deposits to avoid creating a liquidity risk. Since the federal government could change the banking laws as it relates to marijuana businesses at any time and without notice, these credit unions must keep sufficient cash on hand to be able to return the full value of all deposits from marijuana businesses in a single day, while also servicing the need of their other customers.

The U.S. Treasury Department has publicly stated they were not informed of Attorney General Jeff Sessions’ desire to rescind the Cole Memo and do not have a desire to rescind the FinCEN guidance for financial institutions. Multiple legislators believe that Sessions’ rescinding of the Cole Memo invites an opportunity for Congress to pass more definitive protections for marijuana businesses in states with legal marijuana programs during this Congress.

On December 20, 2014, President Obama signed into law a federal spending bill with a Congressional appropriation rider for the year ending September 30, 2015, providing that “None of the funds made available to the DOJ pursuant to the 2015 Consolidated and Further Continuing Appropriations Act may be used to prevent certain states, including Arizona, Nevada, and California, from implementing their own laws that have authorized the use, distribution, possession, or cultivation of medical marijuana” (the “Rohrabacher-Blumenauer Amendment”). This limitation was carried over for the year ending September 30, 2016. The DOJ addressed the impact of the Rohrabacher-Blumenauer Amendment in a memorandum dated February 27, 2015, which was released to the public in August 2015. That memorandum took the position that the Rohrabacher-Blumenauer Amendment does not bar the use of funds for civil and criminal enforcement “consistent with the existing DOJ guidance.” The DOJ’s interpretation appears to have been firmly rejected by the U.S. Court of Appeals for the Ninth Circuit (which includes federal court districts of Arizona and Nevada). In a decision dated August 16, 2016, the Court specifically ruled that the Rohrabacher-Blumenauer Amendment prohibited the use of DOJ funds for “conduct completely authorized by State law” United States v McIntosh, No.15-10117, 2016 WL 4363168, at 32 (9th Cir. Aug. 16, 2016). Both Congress and marijuana-related businesses recognize that guidance is not law and thus have worked to continually renew the Rohrabacher-Blumenauer Amendment since 2014. This amendment prevents the DOJ from using congressional funds to prosecute cannabis businesses in states that have medical marijuana laws and programs. In 2017, Senator Patrick Leahy (D-Vermont) introduced a similar amendment to H.R.1625 – a vehicle for the Consolidated Appropriations Act of 2018), preventing federal prosecutors from using federal funds to impede the implementation of medical cannabis laws enacted at the state level, subject to Congress restoring such funding, being the Leahy Amendment. The Leahy Amendment was set to expire with the 2018 fiscal year on September 30, 2018, but was effectively extended to December 21, 2018, when Congress passed the Continuing Appropriations Act, 2019 in September 2018. On December 22, 2018, the U.S. Congress failed to pass an omnibus appropriations bill for fiscal year 2019, causing a shutdown of the federal government. Currently, the Leahy Amendment is no longer in effect. Notwithstanding, since 2015, Congress has used a rider provision in the Consolidated Appropriations Acts (currently the Joyce Amendment, but previously called the Rohrabacher-Blumenauer Amendment, and before that the Rohrabacher-Farr Amendment) to prevent the federal government from using congressionally appropriated funds to enforce federal cannabis laws against state-compliant actors in jurisdictions that have legalized medical cannabis and cannabis-related activities. Additionally, the Blumenauer-McClintock-Norton-Lee amendment, which would bar the use of federal funds for the Department of Justice to prosecute those who are in compliance with their state-legal or tribal-legal adult-use marijuana laws was under consideration. However, the Blumenauer-McClintock-Norton-Lee amendment was not included in the appropriations bill that was passed by Congress on March 10, 2022, and signed by President Biden on March 15, 2022. The protections offered by the Joyce Amendment continue to be in effect.

The resolution of this issue could have a material adverse effect on the Company’s business, revenues, operating results, and financial condition as well as the Company’s reputation.

Since 2014, Congress has made immense strides in marijuana policy. The bipartisan Congressional Cannabis Caucus launched in 2017 and is co-chaired by Representatives Earl Blumenauer (OR-03) and Barbara Lee (D-CA). The

group is “dedicated to developing policy reforms that bridge the gap between federal laws banning marijuana and the laws in an ever-growing number of states that have legalized it for medical or recreational purposes.” Additionally, each year more Representatives and Senators sign on and co-sponsor marijuana legalization bills.

On November 20, 2019, the House Judiciary Committee approved the Marijuana Opportunity Reinvestment and Expungement Act of 2019 (the “MORE Act”) by a 24 to 10 vote. The MORE Act would decriminalize and remove Cannabis as a Schedule I controlled substance. In April 2021, days before a floor vote in the U.S. House of Representatives, the MORE Act was stalled due a late added amendment. While the main thrust of the bill remained intact, including a tax to fund programs to repair the harms of the drug war, a provision was added requiring a federal permit to operate a “cannabis enterprise” along with restrictions that could ban people with prior marijuana convictions from being eligible. Advocates viewed the amendment as problematic as it allows for federal cannabis permits to be suspended or revoked if a person has a past or current legal proceeding related to a felony violation of any state or federal cannabis law. Following the Judiciary Committee approval in November, the MORE Act was passed by the House by a vote of 228-164 in December 2020. The bill did not advance in the Senate. The bill was reintroduced by Representative Nadler (D-NY 10th Dist.) in May 2021. On September 30, 2021, the MORE Act passed the House Judiciary Committee by a vote of 26-15. Two Republicans joined all of the committee’s Democratic members to move the bill forward. The next step is for the legislation to once again move to the House floor for consideration.

On May 5, 2021, U.S. Representatives David Joyce (R-OH) and Don Young (R-AK) introduced the Republican reform proposal called the Common Sense Cannabis Reform for Veterans, Small Businesses, and Medical Professionals Act.

On July 14, 2021, Leader Schumer and Senators Wyden and Booker released the Cannabis Administration and Opportunity Act, a 163-page discussion draft bill, alongside a 30-page summary document, which effectively deschedules cannabis, provides restorative justice for past cannabis-related convictions, and establishes a federal regulatory system within the FDA for cannabis products. In addition to the aforementioned provisions, the bill also maintains state authority to establish individual cannabis policies and establishes a federal tax on cannabis products. Stakeholder comments were submitted to the Sponsoring Offices on or before the requested deadline of September 1, 2021. The Sponsoring Offices are currently considering those comments and are expected to amend the discussion draft bill before filing the same. It is unclear when the bill will be filed.

On November 15, 2021, Rep. Nancy Mace (R-SC) introduced the States Reform Act. The bill, if enacted, would legalize cannabis at the federal level by removing from the Controlled Substances Act and provide some deference to the states and state programs.

An additional challenge to marijuana-related businesses is that the provisions of the Internal Revenue Code of 1986 as amended (the “U.S. Tax Code”), Section 280E, are being applied by the IRS to businesses operating in the medical and adult-use marijuana industry. Section 280E of the U.S. Tax Code prohibits marijuana businesses from deducting their ordinary and necessary business expenses, forcing them to pay higher effective U.S. federal tax rates than similar companies in other industries. The effective tax rate on a marijuana business depends on how large its ratio of non-deductible expenses is to its total revenues. Therefore, businesses in the legal cannabis industry may be less profitable than they would otherwise be.

On December 20, 2018, Congress passed the Farm Bill, which became law in the U.S. and included the legalization of hemp, which changed how hemp and hemp-derived products like CBD are regulated in the U.S. The United States Department of Agriculture is the industry’s primary regulator.

Currently, there are 36 states plus the District of Columbia, Puerto Rico and Guam that have laws and/or regulations that recognize, in one form or another, legitimate medical uses for cannabis and consumer use of cannabis in connection with medical treatment. Other states are considering similar legislation. Conversely, under the CSA, the policies and regulations of the federal government and its agencies are that cannabis has no proven medical benefit and a range of activities including cultivation and the personal use of cannabis is prohibited.

Local, state, and U.S. federal medical marijuana laws and regulations are broad in scope and subject to evolving interpretations, which could require the Company to incur substantial costs associated with compliance or alter certain aspects of its business plan. In addition, violations of these laws, or allegations of such violations, could disrupt certain aspects of the Company’s business plan and result in a material adverse effect on certain aspects of its planned operations. In addition, it is possible that regulations may be enacted in the future that will be directly applicable to certain aspects of the Company’s business. No prediction can be made as to the nature of any future laws, regulations, interpretations, or applications, nor can it be determined what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

Notwithstanding the permissive regulatory environment of medical marijuana at the state level, marijuana continues to be categorized as a controlled substance under the CSA. Under the CSA, the policies and regulations of the U.S. federal government and its agencies are that cannabis has no “proven” medical benefits. Unless and until Congress amends the CSA with respect to medical marijuana, as to the timing or scope of any such potential amendments there can be no assurance, there is a risk that U.S. federal authorities may enforce current U.S. federal law, and we may be deemed to be producing, cultivating, or dispensing marijuana in violation of U.S. federal law with respect to the Company’s current or proposed business operations, or the Company may be deemed to be facilitating the sale or distribution of drug paraphernalia in violation of U.S. federal law. A change in the U.S. federal government’s approach to begin more active enforcement of cannabis may adversely affect our revenues and profits. The risk of strict enforcement of the CSA in light of Congressional activity, judicial holdings, and stated U.S. federal policy remains uncertain.

Laws and regulations affecting the medical marijuana industry are constantly changing, which could detrimentally affect the proposed operations of the Company. The risk of U.S. federal enforcement and other risks associated with the Company’s business are described in the “Risk Factors” section below.

State Regulatory Environment

STATE LEVEL U.S. CANNABIS OPERATIONS

Illinois

Illinois Regulatory Landscape

The Compassionate Use of Medical Cannabis Pilot Program Act, which allows individuals diagnosed with a debilitating medical condition access to medical cannabis, became effective January 1, 2014. There are more than 50 qualifying conditions as part of the medical program, including epilepsy, traumatic brain injury, and PTSD. Illinois’ retail market size for 2021 was $1.8 billion, representing an 71.7% year-over-year increase.15 On August 28, 2018, the Alternatives to Opioids Act (Public Act 100-1114) was signed into law. The Alternative to Opioids Act significantly expanded the Illinois’ medical cannabis market by enabling patients to access medical cannabis in place of pharmaceutical opioid medications. On August 12, 2019, changes to the Compassionate Use of Medical Cannabis Program became effective, including the removal of “pilot” from the program’s designation and an expansion of the list of debilitating medical conditions.

The Opioid Alternative Pilot Program launched January 31, 2018, with registration open through the Illinois Department of Public Health. The pilot program is part of the Alternative to Opioids Act, which former Gov. Bruce Rauner signed into law in August 2018, with the aim of combating the opioid epidemic. The pilot program allows patients that receive or are qualified to receive opioid prescriptions access to medical cannabis as an alternative to prescription opioid medications such as OxyContin, Percocet, and Vicodin. Medical Cannabis Program patients with one (1) of more than fifty (50) qualifying medical conditions designated by the state of Illinois, and a doctor recommendation can also receive a temporary medical cannabis card online and make immediate cannabis purchases without waiting for their permanent card to be processed. In January 2019, one of Cresco’s Illinois dispensary locations launched its participation in this pilot program and made the first sale of medical cannabis thereunder.

[15]	BDSA, USA Market Forecast Summary, February 2022.

In January 2019, J.B. Pritzker was sworn into office as Governor of Illinois. Cresco’s CEO and co-founder, Charles Bachtell, was appointed to the Cannabis Legalization Subcommittee of the governor’s transition team. Cannabis Legalization was one of four subcommittees under the Governor’s Restorative Justice and Safe Communities Transition Committee. The primary goals of the Cannabis Legalization Subcommittee are to evaluate and develop implementation recommendations for the Governor-elects platform on legalizing cannabis. As outlined during the Governor’s campaign, these priorities include safely legalizing and decriminalizing cannabis; reviewing and commuting the sentences of people incarcerated for cannabis offenses in Illinois; as well as a focus on diversity and community outreach.

On June 25, 2019, Governor Pritzker signed into law the Cannabis Regulation and Tax Act, thereby legalizing the recreational use of cannabis. The establishment of a regulatory scheme and the grant of licenses to cultivate, distribute, and sell recreational cannabis in Illinois are in process for new operators. Sales of recreational cannabis began on or about January 1, 2020.

The Cannabis Regulation and Tax Act mandates that the Illinois Department of Agriculture (“IDOA”) issue up to 40 craft grower and infuser licenses in addition to transporting licenses by July 1, 2020. The Act further requires the IDOA to issue up to 60 craft grower licenses by December 21, 2021 and states the IDOA may also issue up to 60 infuser licenses by the same date. On August 2, 2021, the IDOA announced that it had issued 32 initial craft grower licenses, 28 infuser licenses, and 9 transporter licenses. The IDOA also announced that some applicants that received a Notice of Award for craft grower and infuser licenses requested and received an extension from the IDOA to submit their licensing fee and other documents, meaning other licenses would be awarded. It had not issued craft grower, infuser, or transporter licenses before that time. The IDOA later announced that it would be selecting the next round of licensees (up to 60 craft grower and infuser licenses to be awarded by December 21, 2021) from the group of remaining applicant pool. However, the awards of these licenses are currently on hold due to litigation. The Cannabis Regulation and Tax Act also requires the award of conditional adult-use dispensing licenses by the Illinois Department of Financial and Professional Regulation (“IDFPR”). On September 3, 2021, the IDFPR announced the results of several lotteries to award 185 conditional adult-use dispensing licenses that have been part of an application process since early 2020. However, as a result of a series of lawsuits, those licenses have not yet been formally awarded. The IDFPR announced its intention to conduct an additional lottery to award conditional adult-use dispensing organization licenses and resolve the pending litigation, but it is not yet certain whether this will occur.

Illinois Licenses

Cresco currently operates three (3) medical and adult-use cannabis cultivation and manufacturing centers in Illinois and ten (10) dispensary locations in Illinois. The cultivation and manufacturing licenses were awarded to Cresco based on merit in a competitive application process to applicants who demonstrated operational expertise and financial backing.

Phoenix Farms, LLC (“Phoenix”), PDI Medical III, LLC (“PDI”), FloraMedex, LLC (“FloraMedex”), MedMar Lakeview, LLC (“MedMar Lakeview”), and MedMar Rockford, LLC (“MedMar Rockford”) are licensed to operate retail dispensaries in the State of Illinois.

Additionally, Cresco has three (3) transporting organization licenses issued by the IDOA. These licenses allow Cresco to transport cannabis or cannabis-infused products on behalf of a cannabis business establishment. This was a new class of license created by the Cannabis Regulation and Tax Act.

The Table below lists the licenses issued to Cresco, Phoenix Farms, PDI, FloraMedex, MedMar Lakeview, and MedMar Rockford with respect to operations in Illinois. Under applicable laws, the licenses permit Cresco, Phoenix Farms, PDI, FloraMedex, MedMar Lakeview, and MedMar Rockford to cultivate, manufacture, process, package, sell, and purchase (as applicable) cannabis pursuant to the terms of the licenses, which are issued by the IDOA and

IDFPR under the provisions of the Illinois Revised Statutes 410 ILCS 130 and 410 ILCS 705. All licenses are, as of the date hereof, active with the State of Illinois. There are five categories of licenses in Illinois: (i) cultivation/processing, (ii) dispensary, (iii) craft grower, (iv) infuser, and (v) transporting. The licenses are independently issued for each approved activity.

All cultivation/processing establishments are licensed by the IDOA. All dispensaries are licensed by the IDFPR. Licenses are currently valid for a period of one year and are subject to annual renewals after required fees are paid and the business remains in good standing. Renewal requests are typically communicated through emails from the IDOA or IDFPR and include a renewal form.

Cresco Labs’ compliance controls have been developed to mitigate the risk of any material violations of a license arising, there is no assurance that Illinois cannabis licenses will be renewed in the future in a timely manner. Any unexpected delays or costs associated with the licensing renewal process could impede the ongoing or planned operations of Illinois cannabis and could have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

Illinois Licenses

Holding Entity	Permit/License	City	Expiration Date	Description
Cresco Labs, LLC	Early Approval Adult-Use Cultivation Center License License Number: 1503060739-EA	Kankakee	03/31/2022	Permit to operate an early approval adult-use cultivation center
	Early Approval Adult-Use Cultivation Center License License Number: 1503060740-EA	Lincoln	03/31/2022	Permit to operate an early approval adult-use cultivation center
	Early Approval Adult-Use Cultivation Center License License Number: 1503060741-EA	Joliet	03/31/2022	Permit to operate an early approval adult-use cultivation center
	Medical Cannabis Cultivation Center Operating Permit License Number: 1503060739	Kankakee	05/18/2022	Permit to operate medical cannabis cultivation center
	Medical Cannabis Cultivation Center Operating Permit License Number: 1503060740	Lincoln	03/09/2023	Permit to operate medical cannabis cultivation center
	Medical Cannabis Cultivation Center Operating Permit License Number: 1503060741	Joliet	03/09/2023	Permit to operate medical cannabis cultivation center
	Industrial Hemp Processor License License Number: 1204-301	Kankakee	12/31/2022	Permit to process industrial hemp
	Industrial Hemp Processor License License Number: 1204-302	Joliet	12/31/2022	Permit to process industrial hemp
	Industrial Hemp Processor License License Number: 1204-303	Lincoln	12/31/2022	Permit to process industrial hemp
	Transporter License 1503060741-TR	Joliet	07/14/2022	Permit to transport cannabis

Holding Entity	Permit/License	City	Expiration Date	Description
Cresco Labs, LLC	Transporter License 1503060740-TR	Lincoln	07/14/2022	Permit to transport cannabis
	Transporter License 1503060739-TR	Kankakee	07/14/2022	Permit to transport cannabis
Phoenix Farms of Illinois, LLC	Registered Medical Cannabis Dispensing Organization Certificate License: 280:000035	Champaign	04/26/2022	Permit to operate a medical cannabis dispensary
	Registered Medical Cannabis Dispensing Organization Certificate License: 284:000006	Champaign	03/31/2022	Permit to operate a recreational cannabis dispensary
	Registered Adult-Use Dispensing Organization Certificate License: 284:000056	Danville	03/31/2022	Permit to operate a recreational cannabis dispensary
PDI Medical III, LLC	Registered Medical Cannabis Dispensing Organization Certificate License: 280:000016	Buffalo Grove	12/07/2022	Permit to operate a medical cannabis dispensary
	Registered Adult-Use Dispensing Organization Certificate License: 284:000009	Buffalo Grove	03/31/2022	Permit to operate a recreational cannabis dispensary
	Registered Adult-Use Dispensing Organization Certificate License: 284:000080	Naperville	03/31/2022	Permit to operate a recreational cannabis dispensary
FloraMedex, LLC	Registered Medical Cannabis Dispensing Organization Certificate License: 280:000034	Elmwood Park	04/18/2022	Permit to operate a medical cannabis dispensary
	Registered Adult-Use Dispensing Organization Certificate License: 284:000010	Elmwood Park	03/31/2022	Permit to operate a recreational cannabis dispensary
	Registered Adult-Use Dispensing Organization Certificate License: 284:000061	Schaumburg	03/31/2022	Permit to operate a recreational cannabis dispensary

Holding Entity	Permit/License	City	Expiration Date	Description
MedMar Lakeview, LLC	Registered Adult-Use Dispensing Organization Certificate License: 284:000053	Chicago	01/13/2023	Permit to operate a medical cannabis dispensary
	Registered Adult-Use Dispensing Organization Certificate License: 284:000008	Chicago	03/31/2022	Permit to operate a recreational cannabis dispensary
	Registered Adult-Use Dispensing Organization Certificate License: 284:000053	Chicago	03/31/2022	Permit to operate a recreational cannabis dispensary
MedMar Rockford, LLC	Registered Medical Cannabis Dispensing Organization Certificate License: 280:000013	Rockford	11/24/2022	Permit to operate a medical cannabis dispensary
	Registered Adult-Use Dispensing Organization Certificate License: 284:000007	Rockford	03/31/2022	Permit to operate a recreational cannabis dispensary
	Registered Adult-Use Dispensing Organization Certificate License: 284:000059	South Beloit	03/31/2022	Permit to operate a recreational cannabis dispensary

Illinois License and Regulations

The medical retail dispensary license permits Cresco to purchase cannabis and cannabis products from cultivation/processing facilities and allows the sale of medical cannabis and cannabis products to registered patients. The adult- use retail dispensary license permits Cresco to purchase adult-use cannabis and cannabis products from cultivation/processing facilities, craft growers and infusers, and allows the sale of adult-use cannabis and cannabis products to purchasers aged 21 or older.

The medical cultivation licenses permit Cresco to acquire, possess, cultivate, manufacture/process cannabis into edible medical cannabis products and/or medical cannabis-infused products, deliver, transfer, have tested, transport, supply, or sell cannabis and related supplies to medical cannabis dispensaries. The adult-use cultivation licenses permit Cresco to acquire, possess, cultivate, manufacture/process adult-use cannabis into edible cannabis products and/or cannabis-infused products, deliver, transfer, have tested, transport, supply, or sell cannabis and related supplies to dispensing organizations, craft growers, infuser organizations, and transporters.

The transporting organization licenses allow Cresco to transport cannabis or cannabis-infused products on behalf of a cannabis business establishment. This was a new class of license created by the Cannabis Regulation and Tax Act.

Illinois imposes an income surtax, equal to the amount of federal income tax levied, on any direct or indirect transfer of Illinois license permit.

Any unexpected delays or costs associated with the licensing renewal process could impede the ongoing or planned operations and could have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

Illinois Reporting Requirements

The State of Illinois uses BioTrack as the state’s computerized track-and-trace (“T&T”) system for seed-to-sale transactions. Individual licensees whether directly or through third-party integration systems are required to push data to the state to meet all reporting requirements. Cresco, Phoenix Farms, PDI, FloraMedex, MedMar Lakeview, and MedMar Rockford use the commercial version of BioTrack as its in-house computerized seed-to-sale software, which integrates with the state’s BioTrack program and captures the required data points for cultivation, manufacturing and retail as required in the Illinois Compassionate Use of Medical Cannabis Pilot Program Act and the Cannabis Regulation and Tax Act.

Illinois Inspection, Storage and Security Requirements

As to its cultivation facilities, the regulations require Cresco to store cannabis and cannabis-infused products in a safe, vault, or secured room in such a manner to prevent diversion, theft, or loss. Any cannabis that is not a finished product must likewise be maintained in a secured area within the facility only accessible to authorized personnel. All locks and security equipment safeguarding the cannabis must be kept in good working order, and the storage areas must be locked and protected from unauthorized access at all times.

The cultivation facilities must also have an operational 24-hour, seven (7) days a week, closed-circuit television surveillance system on the premises that complies with certain regulatory minimum standards. Access to the surveillance area is restricted to only those people who are essential to surveillance operations, law enforcement agencies, security system service personnel and the regulator. In addition, video surveillance recordings shall be retained for 90 days at the facilities and an additional 90 days off-site.

Cresco must also maintain an alarm system at its cultivation facilities. The cultivation facilities must maintain and use a professionally monitored robbery and burglary alarm system that meets certain regulatory minimum standards. A qualified alarm system vendor must test the system annually.

With respect to its Illinois dispensaries, Cresco must store inventory on-site in a secured and restricted access area consistent with the security regulations and tracked in accordance with the inventory tracking regulations. Any containers storing medical cannabis or cannabis products that have been tampered with or opened must be stored separately until disposed; such materials can only be stored at the dispensary for one week, and disposal of the product is monitored by IDFPR inspectors.

The dispensaries must also implement security measures to deter and prevent entry into and theft from restricted access areas that contain cannabis and/or currency, including having a commercial-grade alarm and surveillance system installed by an Illinois licensed private alarm contractor or private alarm contractor agency. The facility must also have security measures to protect the premises, registered qualifying patients, designated caregivers, and dispensing organization agents.

Regulatory oversight in Illinois is bifurcated between two agencies. Cultivation centers are licensed and monitored by the IDOA, and dispensary facilities are licensed and monitored by the IDFPR. Both facility types also receive oversight from the Illinois State Police (“ISP”). At Cultivation facilities, ISP performs weekly scheduled on-site inspections, while IDOA performs on-site inspections at least monthly. Dispensary facilities are inspected on a random cadence by IDFPR, by a combination of both on-site physical inspections, and electronic desk reviews of seed-to-sale reporting data.

Illinois Transportation Requirements

All cannabis transported between cultivation and dispensary facilities must be transported in a properly insured, state registered delivery vehicle. Cannabis and cannabis products must be separated by individual scheduled deliveries, within a locked receptacle, with a pre-generated delivery manifest for each individual scheduled delivery. Two employees must be present with the delivery at all times.

Pennsylvania

Pennsylvania Regulatory Landscape

The Pennsylvania medical marijuana program was signed into law on April 17, 2016, under Act 16 and currently provides access to state residents with one (1) of more than twenty (20) qualifying conditions, including epilepsy, chronic pain, and PTSD. The state operates as a high-barrier market with very limited market participation. Retail sales opened in February 2018 to a limited number of retail locations across the state.

The state originally awarded only 12 permits to grow/process and 27 permits to operate retail dispensaries (which entitled holders to up to three (3) medical dispensary locations). Cresco Yeltrah, LLC (“Cresco Yeltrah”), a subsidiary of Cresco, was awarded one (1) medical cannabis grow and processing permit and one (1) dispensary permit in Pennsylvania (allowing for three (3) dispensary locations in Pennsylvania). Cresco subsequently obtained an additional Pennsylvania dispensary permit in December 2018 for three (3) additional dispensary locations, for a total of six (6) in the state of Pennsylvania. As of December 31, 2021, five (5) dispensaries were operational, with the sixth dispensary operational as of January 2022.

Retail sales opened in February 2018 to a limited number of retail locations across the state. Cresco Yeltrah, on February 15, 2018, was the first cultivator/processor to release product into Pennsylvania market (approximately 6 weeks ahead of any other producer) and its dispensary was the first to sell product to patients in the state.

On March 22, 2018, it was announced that the final phase of the Pennsylvania medical marijuana program would initiate its rollout, which will include 13 additional grow/processing licenses and 23 additional dispensary licenses. The application period ran from April 2018 through May 2018. As mentioned above, in December 2018, Cresco Yeltrah obtained an additional permit during this application process.

Pennsylvania is the fifth-largest state in the country, home to nearly 13 million people. Pennsylvania’s medical marijuana market is expected to become one of the biggest markets in the U.S. 16 with market growth of 73.2% year-over-year.17

It was announced on April 17, 2018, that dry flower would be included in the regulations as an approved product form for sale and consumption (in addition to the already approved forms of concentrates, pills, and tinctures). Simultaneously, it was announced that the list of qualifying conditions would expand from 17 to 21, including additions of cancer remission therapy and opioid-addiction therapy.

On June 30, 2021, Governor Wolf signed Act 44 of 2021 into law, which enacted several changes to the state’s medical program. Those changes included a reduction in the number of days video surveillance of grower/processor facilities must be maintained, altering the parameters of stability testing, creating a new genetic window during which grower/processors can obtain immature plant materials from outside the Commonwealth, allowing limited remediation of cannabis flower, and expanding the list of serious medical conditions.

On November 25, 2021, Cresco closed its acquisition of Cure Penn, adding one (1) additional dispensary license, which allowed for three (3) additional dispensary locations in the State of Pennsylvania. All three (3) dispensary locations are operational.

On December 10, 2021, Cresco closed its acquisition of Laurel Harvest. Laurel Harvest’s permit is a Clinical Registrant permit license (“CR”). A CR permittee is required to have a contractual relationship with an academic clinical research center (“ACRC”) under which the academic or clinical research center provides advice to the

[16]	https://mjbizdaily.com/chart-pennsylvanias-medical-marijuana-market-set-become-one-countrys-biggest/
[17]	BDSA, USA Market Forecast Summary, February 2022.

permit holder regarding patient health and safety, medical applications, and dispensing and management of controlled substances, among other things. Laurel Harvest has a contractual relationship with Temple University, which has established one of the most sophisticated cannabis research programs in the country. A CR permittee is approved by the Pennsylvania Department of Health (“PDOH”) to hold a permit as both a grower/processor and a dispensary. The Laurel Harvest cultivation and processing facility is currently under construction in Mt. Joy. Laurel Harvest currently has one (1) operational dispensary in Montgomeryville. The CR permit entitles Laurel Harvest to an additional five (5) dispensary locations throughout the Commonwealth.

On September 25, 2019, Pennsylvania Governor Tom Wolf held a press conference to announce that a majority of Pennsylvania citizens were in favor of adult-use cannabis. He called on the General Assembly to consider the legalization of adult-use cannabis and provided additional actions to seek a path forward. On October 13, 2020, the Governor reaffirmed his support for adult-use cannabis and discussed the economic growth potential and restorative justice benefits of legalizing adult-use cannabis. On January 28, 2021, Governor Wolf further reiterated his support for adult-use cannabis and called for the legalization in his 2021 agenda. On February 24, 2021, Senator Dan Laughlin, (R-Erie County) joined by Senator Sharif Street, (D-Philadelphia), announced the intent to file bipartisan legislation to legalize adult-use cannabis in the Commonwealth of Pennsylvania. Since the announcement by Senators Laughlin and Street, on September 28, 2021, Representatives Jake Wheatley (D) and Dan Frankel (D) introduced an adult-use bill. Additionally, on October 6, 2021, Representative Amen Brown (D) and Senator Mike Regan (R) announced their intention to file an adult-use bill of their own.

Pennsylvania Licenses

Cresco Yeltrah is licensed to operate in the Commonwealth of Pennsylvania as a medical cannabis grower/processor and to operate six (6) medical cannabis dispensaries. Cure Penn’s permit authorizes for three (3) dispensaries, all of which are currently operational. Laurel Harvest’s permits allow for growing/processing and six (6) dispensary locations, only one (1) of which is currently operational. The table below lists the permits issued to Cresco Yeltrah, Cure Penn, and Laurel Harvest with respect to operations in Pennsylvania. Under applicable laws, the permits authorize Cresco Yeltrah, Cure Penn, and Laurel Harvest to cultivate, manufacture, process, package, sell, and purchase medical marijuana pursuant to the terms of the licenses, which are issued by the PDOH under the provisions of Medical Marijuana Act (35 P.S. § § 10231.101— 10231.2110) and Chapters 1141, 115, 1161 and 1211 of the Pennsylvania regulations. All licenses are, as of the date hereof, active with the Commonwealth of Pennsylvania. The PDOH is currently in the process of revising its medical regulations which are expected to be finalized in the second quarter of 2022.

All cultivation/processing and dispensing permittees, including CR permittees are licensed by the PDOH. Permits are valid for a period of one year and are subject to annual renewals after required fees are paid and the business remains in good standing.

Cresco Labs’ compliance controls have been developed to mitigate the risk of any material violations of a license arising, there is no assurance that Pennsylvania cannabis licenses will be renewed in the future in a timely manner. Any unexpected delays or costs associated with the licensing renewal process could impede the ongoing or planned operations of Pennsylvania cannabis and could have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

Pennsylvania Licenses

Holding Entity	Permit/License	City	Expiration Date	Description
Cresco Yeltrah, LLC	Medical Marijuana Grower/Processor Permit Applicant ID: GP-6012-17	Brookville	06/20/2022	Permit to grow and process medical marijuana
	Medical Marijuana Dispensary Permit Applicant ID: D-5016-17	Butler	06/29/2022	Permit to operate a medical marijuana dispensary
	Medical Marijuana Dispensary Permit Applicant ID: D-5016-17	Pittsburgh	06/29/2022	Permit to operate a medical marijuana dispensary
	Medical Marijuana Dispensary Permit Applicant ID: D-5016-17	New Kensington	06/29/2022	Permit to operate a medical marijuana dispensary
	Medical Marijuana Dispensary Permit Applicant ID: D-18-1007	Wyomissing	12/18/2022	Permit to operate a medical marijuana dispensary
	Medical Marijuana Dispensary Permit Applicant ID: D-18-1007	Philadelphia	12/18/2022	Permit to operate a medical marijuana dispensary
	Medical Marijuana Dispensary Permit Applicant ID: D-18-1007	Ambler	12/18/2022	Permit to operate a medical marijuana dispensary
Bay, LLC	Medical Marijuana Dispensary Permit Applicant ID: D-1069-17	Lancaster	06/29/2022	Permit to operate a medical marijuana dispensary
	Medical Marijuana Dispensary Permit Applicant ID: D-1069-17	Philadelphia	06/29/2022	Permit to operate a medical marijuana dispensary
	Medical Marijuana Dispensary Permit Applicant ID: D-1069-17	Phoenixville	06/29/2022	Permit to operate a medical marijuana dispensary
Laurel Harvest Labs, LLC	Medical Marijuana Grower/Processor Permit Applicant ID: CR02-GP20-1202	Mount Joy	02/20/2023	Permit to grow and process medical marijuana
	Medical Marijuana Dispensary Permit Applicant ID: CR02-D20-2202	Montgomeryville	02/20/2023	Permit to grow and process medical marijuana

Pennsylvania License and Regulations

The retail dispensary permits authorize Cresco Yeltrah and Cure Penn to purchase medical marijuana and medical-marijuana products from medical growing/processing facilities and allows the sale of medical marijuana and medical marijuana products to registered patients.

The medical cultivation permit authorizes Cresco Yeltrah to acquire, possess, cultivate, manufacture/process into edible medical marijuana products and/or medical marijuana-infused products, deliver, transfer, have tested, transport, supply, or sell medical marijuana and related supplies to medical marijuana dispensaries.

A CR permittee is approved to hold a permit as both a grower/processor and a dispensary and enter into a research contract with an ACRC that operates or partners with an acute care hospital licensed and operating in the Commonwealth.

Any unexpected delays or costs associated with the licensing renewal process could impede the ongoing or planned operations and could have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

Pennsylvania Reporting Requirements

Pennsylvania uses MJ Freeway as its computerized T&T system for seed-to-sale transactions. Individual permittees are required to use MJ Freeway to push data to the state to meet all reporting requirements. Cresco Yeltrah, Cure Penn, and Laurel Harvest use MJ Freeway as their in-house computerized seed-to-sale software, which integrates with the state’s MJ Freeway program and captures the required data points for cultivation, manufacturing, and retail as required in the Pennsylvania medical marijuana laws and regulations.

Pennsylvania Inspection, Storage and Security

The regulations require the maintenance of storage areas at Cresco Yeltrah’s grower/processor location and Laurel Harvest’s grower/processor location in a clean and orderly condition, free from infestation. These separate and locked limited access areas are used for the grower/processor to store seeds, immature plants, mature plants, and medical marijuana that is expired, damaged, deteriorated, mislabeled, contaminated, recalled, or whose containers or packages have been opened or breached until such product is destroyed or otherwise disposed of.

The regulations also require Cresco Yeltrah’s and Laurel Harvest’s grower/processor facilities to have a commercial grade security system to prevent unauthorized entry and to prevent and detect any attempted diversion. This security must include an alarm system that covers the interior and exterior of the facility, including a silent alarm.

A dispensary must also have a locked limited access area for the storage of medical marijuana that is expired, damaged, deteriorated, mislabeled, contaminated, recalled or whose containers or packages have been opened or breached until such product is returned to the grower/processor.

Cresco’s, Yeltrah’s, Cure Penn’s, and Laurel Harvest’s dispensaries must have a security system with the same features as that for the grower/processor facility. This system must be professionally monitored 24-hours a day and seven (7) days a week with fixed cameras on the interior and exterior of the facilities. The surveillance system must store data for a period of four (4) years in a readily available format for investigative purposes.

Inspections of both dispensary and grower/processor sites in Pennsylvania is the responsibility of the PDOH. Other than facility modifications, or other requested reviews, inspections are on a random cadence.

Pennsylvania Transportation Requirements

Transporting of marijuana and marijuana products between dispensaries and grower/processor locations are closely monitored by the PDOH. All delivery vehicles are registered with the regulatory body and must be properly insured. All marijuana and marijuana product for transport is properly manifested prior to leaving any facility and is held under lock-and-key during the duration of the transport.

Ohio

Ohio Regulatory Landscape

House Bill 523, effective on September 8, 2016, legalized medical marijuana in Ohio. The Ohio Medical Marijuana Control Program (“OMMCP”) allows people with certain medical conditions, upon the recommendation of an Ohio-licensed physician certified by the State Medical Board, to purchase and use medical marijuana. Ohio’s medical marijuana sales totaled $369.0 million and grew 69.6% year-over-year.18 According to industry experts, Ohio could become a national “powerhouse” for the medical marijuana industry, largely because of its population — it’s the seventh-largest state — and because the broad list of conditions eligible for treatment with medical marijuana which includes “pain.” House Bill 523 required that the framework for the OMMCP will be in place no later than September 2018. This timeframe allowed for a deliberate process to ensure the safety of the public and to promote access to a safe product. The first medical marijuana sales were on January 16, 2019. Cresco Labs Ohio, LLC (“Cresco Ohio”) was one (1) of four (4) dispensaries open on the first day.

The three (3) following state government agencies are responsible for the operation of OMMCP: (1) the Ohio Department of Commerce is responsible for overseeing medical marijuana cultivators, processors and testing laboratories; (2) the State of Ohio Board of Pharmacy (“Ohio Pharmacy Board”) is responsible for overseeing medical marijuana retail dispensaries, the registration of medical marijuana patients and caregivers, the approval of new forms of medical marijuana and coordinating the Medical Marijuana Advisory Committee; and, (3) the State Medical Board of Ohio is responsible for certifying physicians to recommend medical marijuana and may add to the list of qualifying conditions for which medical marijuana can be recommended.

Several forms of medical marijuana are legal in Ohio, these include inhalation of marijuana through a vaporizer (not direct smoking), oils, tinctures, plant material, edibles, patches, and any other forms approved by the Ohio Pharmacy Board.

On December 15, 2021, SB 216, a bill that would expand Ohio’s Medical Marijuana Control Program and create a new Division of Marijuana Control within the Department of Commerce to regulate the Program, passed the Ohio Senate. The bill has been introduced in the Ohio House of Representatives and was referred to the Government Oversight Committee on January 25, 2022.

On January 28, 2022, Secretary of State Frank LaRose announced that the Coalition to Regulate Marijuana Like Alcohol had submitted enough valid signatures to trigger an “initiated statute” process, which places the group’s adult-use cannabis statute before the legislature. Lawmakers have four months to act on the bill. If the bill is amended or not acted upon, the coalition can accept the legislature’s response or gather enough signatures to place the question of adult-use cannabis legalization on the general election ballot.

Ohio Licenses

On June 4, 2018, the Ohio Pharmacy Board awarded 56 medical marijuana provisional dispensary licenses. The licenses were awarded after a review of 376 submitted dispensary applications.

By rule, the Ohio Pharmacy Board was initially limited to issuing up to 60 dispensary licenses across the state but will have the authority to increase the number of licenses. The Ohio Pharmacy Board recently opened up a new application period for dispensaries, increasing the potential number of dispensaries in the state to 130. A drawing was held on January 27, 2022, to award the 73 additional provisional dispensary licenses. However, the Ohio Pharmacy Board left unchanged a regulation that limits the number of dispensary certificates of operation that a single owner can hold at five (5), so Cresco was not eligible for another license.

[18]	BDSA, USA Market Forecast Summary, February 2022.

Cresco Ohio was initially awarded one (1) dispensary license on June 7, 2018. In December 2018, Cresco Ohio received its certificate of operation. The dispensary in Winterville, Ohio commenced operations on January 16, 2019 under the name “CY+.” This dispensary has since been rebranded as Sunnyside*®.

Cresco Ohio applied for and on November 30, 2017, received one (1) cultivation license. It received its certificate of operation for this facility in September 2018. Cresco Ohio’s cultivation facility is a hybrid greenhouse structure located in Yellow Springs, Ohio and is currently comprised of approximately 50,000 square feet of cultivation space.

On June 8, 2020, Cresco Ohio was granted a provisional processing license by the State of Ohio. The license allows Cresco Ohio to extract oils and manufacture medical marijuana products which will provide the Company the ability to sell its entire brand portfolio in Ohio. Cresco Ohio received its certificate of operation to begin processing activities on June 11, 2021.

During February 2021, Cresco, through several subsidiaries, closed its acquisition of four (4) additional Ohio dispensaries with licenses from Verdant, bringing Cresco’s total number of dispensaries in Ohio to five (5) which is the maximum allowed by the state. All four (4) Verdant dispensaries have been rebranded as Sunnyside*®.

Cresco Labs’ compliance controls have been developed to mitigate the risk of any material violations of a license arising, there is no assurance that Ohio cannabis licenses will be renewed in the future in a timely manner. Any unexpected delays or costs associated with the licensing renewal process could impede the ongoing or planned operations of Ohio cannabis and could have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

Licenses in the State of Ohio

Holding Entity	Permit/License	City	Expiration Date	Description

Cresco Labs Ohio, LLC	MMCPC00017	Yellow Springs	09/13/2022	Cultivation License
	MMD 0700002	Wintersville	07/01/2023	Dispensary License
	MMCP00041	Yellow Springs	06/10/2022	Medical Marijuana Processor License
Verdant Creations Newark, LLC	MMD.0700061	Newark	12/04/2022	Dispensary License
Verdant Creation Marion, LLC	MMD.0700062	Marion	12/04/2022	Dispensary License
Care Med Associates, LLC	MMD.0700063	Cincinnati	12/04/2022	Dispensary License
Verdant Creations Chillicothe, LLC	MMD.0700064	Chillicothe	12/04/2022	Dispensary License

Ohio License and Regulations

The dispensary licenses permit Cresco to purchase medical marijuana and marijuana products from medical marijuana cultivation and/or processing facilities and allows the sale of medical marijuana and marijuana products to registered patients.

The medical cultivation and processor license permits Cresco to acquire, possess, cultivate, manufacture/process into medical marijuana products, deliver, transfer, have tested, transport, supply, or sell medical marijuana and related supplies to medical marijuana dispensaries.

Any unexpected delays or costs associated with the licensing renewal process could impede the ongoing or planned operations and could have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

Ohio Reporting Requirements

Ohio uses METRC as its computerized T&T system for seed-to-sale transactions. Licensees are required to use METRC in Ohio to push data to the state to meet all reporting requirements. Cresco Ohio integrates its in-house seed-to-sale tracking system (BioTrack) with METRC to capture the required data points as required in the Ohio medical marijuana laws and regulations.

Ohio Inspections, Storage and Security Requirements

For Cresco Ohio’s dispensaries, a designated representative is responsible for providing supervision and control of medical marijuana and medical marijuana products to ensure that they are dispensed in accordance with the law and regulations. In addition, the dispensaries must have physical or electronic security over such items. Cresco Ohio’s dispensaries must also maintain security (with alarms and surveillance equipment) as required by the regulations to prevent diversion and theft, as well as to protect patients, caregivers, and employees. The dispensary department, restricted access areas and stock of medical marijuana must be secured by a physical barrier with suitable locks and an electronic barrier. Medical marijuana must also be stored in a secure area and tracked in the inventory tracking system. No person is permitted in this secure area unless under the personal supervision of a licensed dispensary employee. The storage area must be clean and free of infestation. Containers storing expired, damaged, deteriorated, misbranded, adulterated, or opened medical marijuana shall be separated from other medical marijuana until they are properly destroyed; these materials can only be stored for one week.

The regulations permit Cresco to store medical marijuana inventory at its cultivation and processing facility in a designated, enclosed, locked facility identified in plans and specifications that it submitted to the Ohio Department of Commerce. This storage area can only be accessible by authorized individuals. On an annual basis and as a condition to renewal of its cultivator and processor licenses, Cresco Ohio must perform a physical, manual inventory, of the medical marijuana on hand and compare it to the annual report generated by the inventory tracking system. The cultivation and processing facility must install a commercial-grade security alarm system to prevent and detect diversion, theft, or loss. The facility also must maintain surveillance equipment to capture the entire facility and provide direct access to the regulator on a real-time basis. All equipment must be kept in good working order and inspected and tested on an annual basis by a third-party.

Ohio Transportation Requirements

Transport of medical marijuana and medical marijuana products must be properly manifested and be performed using vehicles which have been registered with the Medical Marijuana Control Program. Regulatory oversight of the program is split between the Ohio Department of Commerce (cultivation) and the Ohio Pharmacy Board (dispensaries). Both agencies inspect on a surprise, random basis, and most inspections are conducted digitally.

California

California Regulatory Landscape

In 1996, California was the first state to legalize medical marijuana through Proposition 215, the Compassionate Use Act of 1996. This legalized the use, possession, and cultivation of medical marijuana by patients with a physician recommendation for treatment of cancer, anorexia, AIDS, chronic pain, spasticity, glaucoma, arthritis, migraine, or any other illness for which marijuana provides relief.

In 2003, Senate Bill 420 was signed into law establishing an optional identification card system for medical marijuana patients.

In September 2015, the California legislature passed three bills collectively known as the Medical Cannabis Regulation and Safety Act (“MCRSA”). The MCRSA established a licensing and regulatory framework for medical marijuana businesses in California. The system created multiple license types for dispensaries, infused products manufacturers, cultivation facilities, testing laboratories, transportation companies, and distributors. Edible infused product manufacturers would require either volatile solvent or non-volatile solvent manufacturing licenses depending on their specific extraction methodology. Multiple agencies would oversee different aspects of the program and businesses would require a state license and local approval to operate. However, in November 2016, voters in California overwhelmingly passed Proposition 64, the Adult Use of Marijuana Act (“AUMA”) creating an adult-use marijuana program for adults 21 years of age or older. AUMA had some conflicting provisions with MCRSA, so in June 2017, the California State Legislature passed Senate Bill No. 94, known as Medicinal and Adult-Use Cannabis Regulation and Safety Act (“MAUCRSA”), which amalgamates MCRSA and AUMA to provide a set of regulations to govern medical and adult-use licensing regime for cannabis businesses in the State of California. MAUCRSA went into effect on January 1, 2018. Until recently, the four agencies that regulate marijuana at the state level are the California Bureau of Cannabis Control (the “BCC”), California Department of Food and Agriculture (the “CDFA”), California Department of Public Health (the “CDPH”), and California Department of Tax and Fee Administration. On July 12, 2021, California Governor Gavin Newson signed into law Assembly Bill 141 (AB-141), which established the Department of Cannabis Control (“DCC”). The DCC consolidates the BCC, CDFA’s CalCannabis Licensing Division, and CDPH’s Manufactured Cannabis Safety Branch into a single department. The DCC is charged with licensing, inspecting, and providing regulatory oversight over all cannabis businesses in California.

To legally operate a medical or adult-use cannabis business in California, the operator must have both a local and state license. This requires license holders to operate in cities with marijuana licensing programs. Therefore, cities in California are allowed to determine the number of licenses they will issue to marijuana operators or can choose to ban marijuana outright.

The California marijuana market is expected to be one of the fastest-growing industries in California over the next four (4) years. Market analysts forecast a stabilized market to occur after 2025 where the California marijuana market is estimated to be valued at approximately $6.6 billion.19 In 2021, California recorded approximately $4.2 billion in marijuana retail sales from operated dispensaries statewide; however, it is estimated that an additional $8.7 billion in sales were carried out through illegal transactions.20

California Operations - SLO Cultivation Inc. (“SLO”) and Origin House

On June 7, 2018, Cresco acquired a 60% ownership interest in SLO. On September 27, 2018, Cresco acquired a further 20% ownership interest in SLO bringing its total ownership to 80%. SLO operates cannabis facilities in the cities of Carpinteria (Santa Barbara County) and Mendota (Fresno County). SLO is licensed to cultivate, process, manufacture, and distribute medical and adult-use cannabis in the State of California pursuant to the terms of the licenses.

On January 8, 2020, Cresco Labs acquired all of the issued and outstanding shares of Origin House, a leading distributor and provider of brand support services in California. The combined entity is one of the largest vertically-integrated multi-state cannabis operators in the U.S.; a leading North American cannabis company, by footprint; and one of the largest cannabis brand distributors. Since the closing of this acquisition, Cresco owns several additional licenses for cultivation, manufacturing, and distribution of cannabis within the State of California.

[19]	https://www.statista.com/statistics/797947/us-california-cannabis-sales-value-forecast
[20]	BDSA, USA Market Forecast Summary, February 2022.

Licenses in the State of California

The Company is licensed to cultivate, manufacture, and distribute medical and adult-use cannabis and cannabis-related products.

Mendota (Fresno County)

•	SLO has been issued one (1) annual license for Type 7 (Volatile Solvent Extraction), Adult-Use & Medical (“A&M”).

•	SLO has been issued one (1) provisional license for Type 11 (Distribution), A&M.

•	SLO submitted annual applications for the Type 11 (Distribution), A&M license to the state regulator and is awaiting approval for this annual application.

Carpinteria (Santa Barbara County)

•	SLO has been issued the following provisional licenses:

•	Twenty-three (23) Cultivation: Small Mixed-Light Tier 1 licenses.

•	One (1) Nursery license: allowing for the production of clones, immature plants, seeds, and other agricultural products used specifically for the propagation and cultivation of cannabis.

•	One (1) Processor license: allowing for the harvesting, drying, curing, grading, or tanning of cannabis as well as the packaging and labeling of certain non-manufactured cannabis.

•	SLO submitted annual applications for the three (3) listed license types to the state regulator and is awaiting approval of annual applications.

West Sacramento (Yolo County)

•	Origin House has been issued one (1) provisional license for Type 11 (Distribution), A&M.

•	Origin House submitted an annual application for the one (1) listed license type to the state regulator and is awaiting approval for the annual application.

La Habra (Orange County)

•	Origin House has been issued one (1) provisional license for Type 11 (Distribution), A&M.

•	Origin House submitted an annual application for the one (1) listed license type to the state regulator and is awaiting approval for the annual application.

Unincorporated Sonoma (Sonoma County)

•	Origin House has been issued one (1) provisional license for Cultivation, Medical Medium Indoor.

•	Origin House has been issued one (1) provisional license for Cultivation, Processor.

•	Origin House has been issued one (1) provisional license for Type 11 (Distribution), A&M.

•	Origin House has been issued one (1) provisional license for Cultivation, Small Indoor.

•	Origin House submitted annual applications for the four (4) listed license types to the state regulator and is awaiting approval for these annual applications.

In addition to the 33 active licenses listed above, the Company continues to pursue new state license opportunities and recently applied for a Type 11 (Distribution) license for the Unincorporated Sonoma (Sonoma County) location.

Cresco Labs’ compliance controls have been developed to mitigate the risk of any material violations of a license arising, there is no assurance that California cannabis licenses will be renewed in the future in a timely manner. Any unexpected delays or costs associated with the licensing renewal process could impede the ongoing or planned operations of California cannabis and could have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

Holding Entity	Permit/License	City	Expiration Date	Description
SLO Cultivation Inc.	Provisional Manufacturing Number: CDPH-10003334	Mendota	05/31/2022	Medical and Adult-Use Manufacturing
	Provisional License Number: C11-0000193-LIC	Mendota	05/28/2022	Medical and Adult-Use Manufacturing
	Provisional License Number: CCL18- 0002726	Carpinteria	05/28/2022	Cultivation Small Mixed Light, Tier 1
	Provisional License Number: CCL18- 0002733	Carpinteria	05/28/2022	Cultivation Small Mixed Light, Tier 1
	Provisional License Number: CCL18- 0002727	Carpinteria	05/28/2022	Cultivation Small Mixed Light, Tier 1

Holding Entity	Permit/License	City	Expiration Date	Description
SLO Cultivation Inc.	Provisional License Number: CCL18- 0002728	Carpinteria	05/28/2022	Cultivation Small Mixed Light, Tier 1
	Provisional License Number: CCL18- 0002729	Carpinteria	05/28/2022	Cultivation Small Mixed Light, Tier 1
	Provisional License Number: CCL18- 0002731	Carpinteria	05/28/2022	Cultivation Small Mixed Light, Tier 1
	Provisional License Number: CCL18- 0002765	Carpinteria	05/28/2022	Cultivation Small Mixed Light, Tier 1
	Provisional License Number: CCL18- 0002764	Carpinteria	05/28/2022	Cultivation Small Mixed Light, Tier 1
	Provisional License Number: CCL18- 0002763	Carpinteria	05/28/2022	Cultivation Small Mixed Light, Tier 1
	Provisional License Number: CCL18- 0002762	Carpinteria	05/28/2022	Cultivation Small Mixed Light, Tier 1
	Provisional License Number: CCL18- 0002761	Carpinteria	05/28/2022	Cultivation Small Mixed Light, Tier 1
	Provisional License Number: CCL18- 0002760	Carpinteria	05/28/2022	Cultivation Small Mixed Light, Tier 1

Holding Entity	Permit/License	City	Expiration Date	Description
SLO Cultivation Inc.	Provisional License Number: CCL18- 0002759	Carpinteria	05/28/2022	Cultivation Small Mixed Light, Tier 1
	Provisional License Number: CCL18- 0002757	Carpinteria	05/28/2022	Cultivation Small Mixed Light, Tier 1
	Provisional License Number: CCL18- 0002756	Carpinteria	05/28/2022	Cultivation Small Mixed Light, Tier 1
	Provisional License Number: CCL18- 0002755	Carpinteria	05/28/2022	Cultivation Small Mixed Light, Tier 1
	Provisional License Number: CCL18- 0002754	Carpinteria	05/28/2022	Cultivation Small Mixed Light, Tier 1
	Provisional License Number: CCL18- 0002753	Carpinteria	05/28/2022	Cultivation Small Mixed Light, Tier 1
	Provisional License Number: CCL18- 0002752	Carpinteria	05/28/2022	Cultivation Small Mixed Light, Tier 1
	Provisional License Number: CCL18- 0002766	Carpinteria	05/28/2022	Cultivation Small Mixed Light, Tier 1

Holding Entity	Permit/License	City	Expiration Date	Description
SLO Cultivation Inc.	Provisional License Number: CCL18- 0002751	Carpinteria	05/28/2022	Cultivation Small Mixed Light, Tier 1
	Provisional Nursery License Number: CCL18- 0002750	Carpinteria	05/28/2022	Cultivation Small Mixed Light, Tier 1
	Provisional Processor License Number: CCL18- 0002749	Carpinteria	05/28/2022	Cultivation Small Mixed Light, Tier 1
	Provisional Processor License Number: CCL18- 0002816	Carpinteria	05/31/2022	Nursery
	Provisional Processor License Number: CCL18- 0002817	Carpinteria	05/31/2022	Processor

Holding Entity	Permit/License	City	Expiration Date	Description
FloraCal Farms	Medium Indoor Cultivation (Provisional) CCL18-0002186	Santa Rosa	03/21/2023	Cultivation: Medical Medium Indoor:
	Processor (Provisional) CCL19-0000639	Santa Rosa	06/27/2022	Processor
	Distribution (Provisional) C11-0001222-LIC	Santa Rosa	06/25/2022	Distribution
Cub City, LLC	Small Indoor Cultivation (Provisional) CCL18-0002062	Santa Rosa	03/21/2023	Cultivation: Medical Small Indoor
River Distributing Co., LLC	Distribution (Provisional) C11-0000933-LIC	Sacramento	07/29/2022	Distribution
	Distribution (Provisional) C11-0000608-LIC	La Habra	07/01/2022	Distribution

California state and local licenses are renewed annually. Each year, licensees are required to submit a renewal application. While renewals are annual, there is no ultimate expiry after which no renewals are permitted. Additionally, in respect of the renewal process, provided that the requisite renewal fees are paid, the renewal application is submitted in a timely manner, and there are no material violations noted against the applicable license, the Company would expect to receive the applicable renewed license in the ordinary course of business. While the Company’s compliance controls have been developed to mitigate the risk of any material violations of a license arising, there is no assurance that the licenses will be renewed in the future in a timely manner. Any unexpected delays or costs associated with the licensing renewal process could impede the ongoing or planned operations of the Company in California and could have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

Any unexpected delays or costs associated with the licensing renewal process could impede the ongoing or planned operations of the Company and could have a material adverse effect on its business, financial condition, results of operations or prospects.

California License and Regulations

In the State of California, only cannabis that is grown in the state can be sold in the state. Although California is not a vertically-integrated system, the state also allows the Company to make a wholesale purchase of cannabis from, or a distribution of cannabis and cannabis product to, another licensed entity within the state.

California Reporting Requirements

The State of California has selected Franwell Inc.’s METRC solution as the state’s T&T system used to track commercial cannabis activity and movement across the distribution chain (“seed-to-sale”). The system allows for other third-party system integration via application programming interface (“API”). Cresco utilizes an electronic system independent of METRC that integrates with METRC via API. T&T currently captures required data points for cultivation, distribution and retail as stipulated in the corresponding regulatory agencies’ regulations.

California Inspections, Storage and Security

To ensure the safety and security of cannabis business premises and to maintain adequate controls against the diversion, theft, and loss of cannabis or cannabis products, Cresco is required to do the following:

•	maintain a fully operational security alarm system;

•	contract for security guard services;

•	maintain a video surveillance system that records continuously 24 hours a day;

•	ensure that the facility’s outdoor premises have sufficient lighting;

•	not dispense from its premises outside of permissible hours of operation;

•	store cannabis and cannabis product only in areas per the premises diagram submitted to the State of California during the licensing process;

•	store all harvested cannabis and cannabis products in a secured, locked room or a vault;

•	report to local law enforcement within 24 hours after being notified or becoming aware of the theft, diversion, or loss of cannabis; and

•

to ensure the safe transport of cannabis and cannabis products between licensed facilities, maintain a delivery manifest in any vehicle transporting cannabis and cannabis products. Only vehicles registered that meet distribution requirements, are to be used to transport cannabis and cannabis products.

The current regulatory environment in California has a different oversight body for each license type. There are currently efforts in the state to consolidate the regulatory bodies under one banner, but that has not been completed. In the interim, all bodies inspect on a random cadence. Cultivation and distribution facilities are also regularly inspected by local municipal and county boards to ensure compliance with local zoning and other ordinances.

Arizona

Arizona Regulatory Landscape

In 2010, Arizona passed Ballot Proposition 203, which amended Title 36 to the Arizona Revised Statutes. This amendment added Chapter 28.1, titled the Arizona Medical Marijuana Act (the “AMMA”). The AMMA also appointed the Arizona Department of Health Services (the “ADHS”) as the regulator for the program and authorized ADHS to promulgate, adopt, and enforce regulations for the AMMA. The ADHS has established the Arizona Department of Health Services Medical Marijuana Program (“MMJ Program”), which includes a vertically-integrated license, meaning if allocated a Medical Marijuana Dispensary Registration Certificate (“AZ Dispensary License”), entities are authorized to dispense and cultivate medical cannabis.

The ADHS Regulations are embodied in the Arizona Administrative Code Title 9 Chapter 17 (the “Rules”). ARS § 36-2801(11) defines a “nonprofit medical cannabis dispensary” as a not-for-profit entity that acquires, possesses, cultivates, manufactures, delivers, transfers, transports, supplies, sells or dispenses cannabis or related supplies and educational materials to cardholders.

Each AZ Dispensary License allows the holding entity to operate one (1) on-site cultivation facility, and one (1) off-site cultivation facility which can be located anywhere within the state of Arizona. An entity holding an AZ Dispensary License is required to file an application to renew with the ADHS on a biannual basis, which must also include audited annual financial statements. While an AZ Dispensary License may not be sold, transferred, or otherwise conveyed, AZ Dispensary License holders typically contract with third parties to provide various services related to the ongoing operation, maintenance and governance of its dispensary and/or cultivation facility so long as such contracts do not violate the requirements of the AMMA or the MMJ Program.

The ADHS has established a registration application system for patients and nonprofit marijuana dispensaries, as well as a web-based verification platform for use by law enforcement officials and dispensaries to verify a patient’s status as such. The ADHS also specified patients’ rights, qualifying medical conditions, and allowed out-of-state medical marijuana patients to maintain their patient status (though not to purchase cannabis).

To qualify to use medical marijuana under the AMMA, a patient is required to have a “debilitating medical condition.” Valid medical conditions include HIV, cancer, glaucoma, immune deficiency syndrome, hepatitis C, Chron’s disease, agitation of Alzheimer’s disease, ALS, cachexia/wasting syndrome, muscle spasms, nausea, seizures, severe and chronic pain or another chronic or debilitating condition.

In November 2020, voters in Arizona passed an adult-use marijuana measure to allow for the sale of recreational marijuana in the state. On January 29, 2021, the Company received approval from the ADHS to serve adult-use customers at its Sunnyside*® dispensary in Phoenix, Arizona. Adult-use sales launched in February of 2021 and are expected to drive combined annual revenue in the state to $3.0 billion by 202521.

Arizona Licensing Requirements

The licenses in Arizona are renewed biannually. Before expiry, licensees are required to submit a renewal application. While renewals are granted biannually, there is no ultimate expiry after which no renewals are permitted. Additionally, in respect of the renewal process, provided that the requisite renewal fees are paid, the renewal application is submitted in a timely manner, and there are no material violations noted against the applicable license, Cresco would expect to receive the applicable renewed license in the ordinary course of business. While the Company’s compliance controls have been developed to mitigate the risk of any material violations of a license arising, there is no assurance that Arizona cannabis licenses will be renewed in the future in a timely manner. Any unexpected delays or costs associated with the licensing renewal process could impede the ongoing or planned operations of Arizona cannabis and could have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

Any unexpected delays or costs associated with the licensing renewal process could impede the ongoing or planned operations and could have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

On November 16, 2018, Cresco acquired 100% of the membership interests of Arizona Facilities Supply, LLC (“AFS”) which includes a vertically-integrated cultivation, processing, and dispensary operation in Arizona.

[21]	https://mjbizdaily.com/arizona-cannabis-market-is-booming-but-social-equity-concerns-linger/

Arizona Licenses

Holding Entity	Permit/License	Registration Number	City	Expiration Date	Description
Encanto Green Cross Dispensary	Medical Marijuana Dispensary and Cultivation Site Registration Certificate; Approval to Operate	00000080DCQI00709964	Phoenix	08/07/2022	Approval to cultivate and dispense medical marijuana
Encanto Green Cross Dispensary	Medical Marijuana Dispensary Registration Certificate; Approval to Operate	00000080DCQI00709964	Salome	08/07/2022	Approval to cultivate medical marijuana
Encanto Green Cross Dispensary	Adult-use Marijuana Dispensary Site Registration Certificate; Approval to Operate	00000101ESZO30906924	Phoenix	01/28/2023	Approval to dispense adult-use marijuana

Arizona Security Requirements for Dispensary Facilities

Any dispensary facility (both retail and cultivation) must abide by the following security requirements: (i) ensure that access to the facilities is limited to authorized agents of the dispensary who are in possession of a dispensary agent identification card; and (ii) equip the facility with: (a) intrusion alarms and surveillance equipment, (b) exterior and interior lighting to facilitate surveillance, (c) at least one (1) 19-inch monitor for surveillance and a video capable of printing a high resolution still image, (d) high-resolution video cameras at all points of sale, entrances, exits, and limited access areas, both in and around the building, (e) 30 days’ video storage, (f) failure notifications and battery backups for the security system and (g) panic buttons inside each building.

Arizona Storage Requirements

Any dispensary facility (both retail and cultivation) must abide by the following requirements for the storage of product: (i) product must be stored in an area that is separate from areas used to store toxic and flammable materials; (ii) product must be stored in a manner that is clean and sanitary; (iii) product must be protected from flies, dust, dirt, and any other contamination; and (iv) all surfaces and objects used in the handling and storage of product must be cleaned daily. Additionally, the Rules establish strict inventory protocols for tracking product from “seed-to-sale,” which requires all product to be traceable to the original plants used to grow the cannabis used in the product.

Arizona Transportation Requirements

Dispensaries may transport cannabis between their own sites or between their sites and another dispensary’s site and must comply with the following rules: (i) prior to transportation, the dispensary agent must complete a trip plan showing: (a) the name of the dispensary agent in charge of transporting the cannabis, (b) the date and start time of the trip, (c) a description of the cannabis, cannabis plants, or cannabis paraphernalia being transported; and (d) the anticipated route of transportation; (ii) during transport the dispensary agent shall: (a) carry a copy of the trip plan at all times, (b) use a vehicle with no medical cannabis identification, (c) carry a cell phone, and (d) ensure that no cannabis is visible; and (iii) dispensaries must maintain trip plan records.

ADHS Inspections and Enforcement

ADHS may inspect a facility at any time upon five (5) days’ notice to the dispensary. However, if someone has alleged that the dispensary is not in compliance with the AMMA or the Rules, ADHS may conduct an unannounced inspection. ADHS will provide written notice to the dispensary of any violations found during any inspection and the dispensary then has 20 working days to take corrective action and notify ADHS.

ADHS must revoke the AZ Dispensary License if a dispensary: (i) operates before obtaining approval to operate a dispensary from the ADHS; (ii) dispenses, delivers, or otherwise transfers cannabis to an entity other than another dispensary with a valid AZ Dispensary License issued by the ADHS, a qualifying patient with a valid registry identification card, or a designated caregiver with a valid registry identification card; (iii) acquires usable cannabis or mature cannabis plants from any entity other than another dispensary with a valid AZ Dispensary License issued by the ADHS, a qualifying patient with a valid registry identification card, or a designated caregiver with a valid registry identification card; or (iv) if a principal officer or board member has been convicted of an excluded felony offense.

Furthermore, ADHS may revoke the AZ Dispensary License if a dispensary does not: (i) comply with the requirements of the AMMA or the Rules, or (ii) implement the policies and procedures or comply with the statements provided to the ADHS with the dispensary’s application.

New York

New York is one of the most promising medical cannabis markets that opened in 2016. The state population numbers near twenty million22 and New York City is among the most populous cities in the U.S. The New York program, when initially implemented, allowed for only five (5) fully vertically-integrated licenses. The licenses allowed each license holder the opportunity to operate a cultivation facility, extraction, and manufacturing, and four (4) retail medical marijuana dispensaries. The state program was adjusted to increase the range of qualifying conditions which, as of the date hereof, includes chronic and severe pain. In August 2017, the State of New York also increased the number of licensed operators in the state to a total of ten (10). Each of the newly added licenses can carry out the same operations as the original license holders. The state has made progress towards the ability to increase the outreach to qualified patients through the ten (10) licensed operators via the disbursement of retail locations across the state, the increase in range of qualifying conditions, and other various methods to support patient access. In July 2018, the New York Department of Health (“NYSDOH”) filed emergency regulations to add any condition, for which an opioid could be prescribed, as a qualifying condition for medical marijuana. This legislation was signed into law on September 24, 2018. From July 10 to September 25, 2018, the number of certified patients in the system rose to 18%. 23

As set forth in further detail below, on March 31, 2021, then-Governor Andrew Cuomo signed Senate Bill 854/Assembly Bill 1248A into law on March 31, 2021, establishing New York’s adult-use cannabis program. However, as the newly seated Cannabis Control Board has not yet promulgated program rules, adult-use sales have not yet begun in the state.

New York Regulatory Landscape

In July 2014, the New York Legislature and Governor enacted the Compassionate Care Act (A06357E, S07923) (the “CCA”) to provide a comprehensive, safe, and effective medical marijuana program to meet the needs of

[22]	https://www.census.gov/quickfacts/fact/table/NY/PST040221#PST040221
[23]	https://mjbizdaily.com/new-york-formalizes-medical-cannabis-as-alternative-to-opioids-market-boost-seen/

New Yorkers. The program allows ten (10) “Registered Organizations” to hold vertically-integrated licenses and service qualified patients and caregivers. Limited product types are allowed in the state and smoking of cannabis flower is prohibited. The NYSDOH is the regulatory agency overseeing the medical marijuana program.

In August 2018, Governor Cuomo, prompted by a NYSDOH study which concluded the “positive effects” of cannabis legalization “outweigh the potential negative impacts,” appointed a group to draft a bill for regulating legal adult-use cannabis sales in New York. On January 6, 2021, Governor Cuomo announced a proposal to legalize and create a comprehensive system to oversee and regulate adult-use cannabis in New York as part of the 2021 State of the State. The Governor’s proposal provided for the creation of the new Office of Cannabis Management to oversee the adult-use program, as well as the state’s existing medical and cannabinoid hemp programs. Additionally, an equitable structure for the adult-use market was created by offering licensing opportunities and assistance to entrepreneurs in communities of color who have been disproportionately impacted by the war on drugs. Once fully implemented and as the adult-use market matures, legalization was expected to generate more than $300 million in annual tax revenue for the State of New York.24

On February 16, 2021, Governor Cuomo announced 30-day amendments to the Governor’s proposal to establish a comprehensive adult-use cannabis program in New York. Specifically, these amendments detailed how the $100.0 million in social equity funding will be allocated, enable the use of delivery services, and refine which criminal charges will be enforced as it relates to the improper sale of cannabis to further reduce the impact on communities.

Governor Cuomo signed Senate Bill 854/Assembly Bill 1248A on March 31, 2021, creating the Empire State’s adult-use cannabis program. This legislation expands the Company’s potential dispensary footprint to eight (8), with three (3) dispensaries reserved to be co-located adult-use, allows existing vertically-integrated Registered Organizations to wholesale branded products, and creates a strong social equity program with 50.0% of licenses dedicated to social equity applicants. The Cannabis Control Board which will oversee the roll out of the program was seated in summer/early fall 2021. The Cannabis Control Board held its first meeting on October 5, 2021. At that meeting the board announced changes to the state’s medical program that would go into effect immediately including that cannabis flower could be sold to patients. Since that initial meeting, the Cannabis Control board has released draft proposed amendments to the medical program’s rules, granted certifying healthcare providers wider discretion in recommending medical cannabis, increased the amount of medical cannabis a patient can purchase at one time, begun the process of developing home cultivation rules, and implemented rules for its Cannabinoid Hemp Program. The board has not yet release adult-use rules that are necessary before adult-use sales can begin.

New York Licenses

Valley Ag is licensed to operate as a medical cannabis cultivator, manufacturer, and retailer, as a Registered Organization, under applicable New York jurisdictional law. Valley Ag holds five (5) licenses, one (1) cultivation/manufacturing license and four (4) dispensary licenses (collectively, the “NY Licenses”), under the CCA and Medical Use of Marihuana Regulations (Title 10, Chapter XIII, Part 1004) by the NYSDOH, permitting Valley Ag to possess, cultivate, process, transport, dispense, and sell medical cannabis in the State of New York. Cresco obtained the rights to the NY Licenses following the closing of its acquisition of Valley Ag’s parent entity as described in “General Development of the Business” section above.

On October 8, 2019, the Company closed the acquisition of GSC, the parent entity of Valley Ag. Cresco now has a license for a cultivation and manufacturing facility within the state of New York, as well as four (4) dispensary locations strategically located across the state (in Brooklyn, Huntington, Bardonia, and New Hartford). These four (4) locations were rebranded as Sunnyside*® dispensaries. Please see the table below for a list of the licenses issued to Valley Ag in New York.

Cresco Labs’ compliance controls have been developed to mitigate the risk of any material violations of a license arising, there is no assurance that New York cannabis licenses will be renewed in the future in a timely manner. Any unexpected delays or costs associated with the licensing renewal process could impede the ongoing or planned operations of New York cannabis and could have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

[24]	https://www.marijuanamoment.net/new-york-will-generate-more-than-1-25-billion-in-marijuana-revenue-over-next-six-years-governors-budget-estimates/

New York Licenses

Holding Entity	Permit/License	City	Expiration Date	Description
Valley Agriceuticals, LLC	Certificate of Registration Number: MM0801M	Middletown	07/31/2023	Acquiring, possession, manufacture, sale, transporting and distributing medical marijuana
	Certificate of Registration Number: MM0802D	Brooklyn	07/31/2023	Acquiring, possession, sale, transporting, distributing, and dispensing medical marijuana
	Certificate of Registration Number: MM0803D	Huntington	07/31/2023	Acquiring, possession, sale, transporting, distributing, and dispensing medical marijuana
	Certificate of Registration Number: MM0804D	Bardonia	07/31/2023	Acquiring, possession, sale, transporting, cutting, and dispensing medical marijuana
	Certificate of Registration Number: MM0805D	New Hartford	07/31/2023	Acquiring, possession, sale, transporting, distributing, and dispensing medical marijuana

The state licenses in New York are renewed every two (2) years. Before the two (2) year period ends, licensees are required to submit a renewal application per guidelines published by the NYSDOH. While renewals are granted every two (2) years, there is no ultimate expiration date after which no renewals are permitted. Additionally, in respect of the renewal process, provided that the requisite renewal fees are paid, the renewal application is submitted in a timely manner, and there are no material violations noted against the applicable license, Valley Ag would expect to receive the applicable renewed license in the ordinary course of business. While Valley Ag’s compliance controls have been developed to mitigate the risk of any material violations of a license arising, there is no assurance that Valley Ag’s licenses will be renewed in the future in a timely manner.

Any unexpected delays or costs associated with the licensing renewal process could impede the ongoing or planned operations of Valley Ag and have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

New York Regulations

The NY Licenses permit the sale of medical cannabis products to any qualified patient who possesses a physician’s recommendation. Under the terms of the NY Licenses, Valley Ag is permitted to sell NYSDOH approved medical cannabis manufactured products to any qualified patient, provided that the patient presents a valid government-issued photo identification and NYSDOH-issued registry identification card proving that the patient or designated caregiver meets the statutory conditions to be a qualified patient or designated caregiver. Registry identification cards are valid for one year after the date the certification is signed. The card contains the recommendation from the physician and the limitation on form or dosage of medical marijuana.

Allowable forms of medical marijuana in New York State are the following: metered liquid or oil preparations, solid and semisolid preparations (e.g., capsules, chewable and effervescent tablets, lozenges), flower, topical forms, and transdermal patches.

Medical marijuana may not be incorporated into food products by the Registered Organization, unless approved by the Commissioner of Health.

Previously qualifying conditions in the State of New York were the following: cancer, HIV infection or AIDS, ALS, Parkinson’s disease, multiple sclerosis, spinal cord injury with spasticity, epilepsy, inflammatory bowel disease, neuropathy, Huntington’s disease, PTSD, or chronic pain. The severe debilitating or life-threatening condition must also be accompanied by one or more of the following associated or complicating conditions: cachexia or wasting syndrome, severe or chronic pain, severe nausea, seizures, or severe or persistent muscle spasms. However, in a more recent change, physicians can issue medical marijuana recommendations to people for any condition that they believe could be treated by cannabis.

In the State of New York, only cannabis that is grown and manufactured in the state can be sold in the State. New York is a vertically-integrated system, however, it does allow Registered Organizations to wholesale manufactured products to one another. As such, Valley Ag has the ability to be vertically-integrated and cultivate, harvest, process, transport, sell, and dispense cannabis products. Delivery is allowed from dispensaries to patients; however, the delivery plan must be pre-approved by the NYSDOH. As of the date hereof, Valley Ag has submitted and received approval for a delivery plan at its New Hartford dispensary.

New York Reporting Requirements

The State of New York has selected BioTrackTHC’s solution as the state’s T&T system used to track commercial cannabis activity and seed-to-sale. The BioTrackTHC system is required to serve as all Registered Organizations’ patient verification system but is optional as the Registered Organizations’ facing tracking system. Valley Ag currently uses BioTrackTHC as its seed-to-sale tracking system but is also exploring more robust options for the future that more seamlessly integrate with its tracking systems used in other states.

Every month the NYSDOH requests a dispensing report in Excel format, via email, showing all products dispensed for the month. This is the only report Valley Ag is required to submit to the NYSDOH. All other data is pulled by the NYSDOH directly from Valley Ag’s seed-to-sale tracking system.

New York Inspections, Storage and Security

To ensure the safety and security of cannabis business premises and to maintain adequate controls against the diversion, theft, and loss of cannabis or cannabis products, Valley Ag is required to:

•

Maintain a security operations plan that includes but is not limited to, perimeter alarms, motion detectors, video cameras, duress alarms, panic alarms, 24-hour recording capabilities, automatic voice dialer, holdup alarm, date and time stamp embedding, and the ability to remain operational during a power outage.

•	Ensure that any manufacturing facility and dispensing facility maintains all security system equipment and recordings in a secure location to prevent theft, loss, destruction, or alterations;

•

Have a back-up alarm system approved by the department that shall detect unauthorized entry during times when no employees are present at the facility and that it shall be provided by a company supplying commercial grade equipment;

•

Limit access to any surveillance areas solely to persons that are essential to surveillance operations, law enforcement agencies, security system service employees, the department or the department’s authorized representative, and others when approved by the department.

•	Keep illuminated the outside perimeter of any manufacturing facility and dispensing facility that is operated under the registered organization’s license;

•	Ensure that all video recordings shall allow for the exporting of still images in an industry-standard image format (including .jpeg, .bmp, and .gif).

•

Keep all security equipment in full operating order and test such equipment no less than semi-annually at each manufacturing facility and dispensing facility that is operated under the registered organization’s registration. Records of security tests must be maintained for five (5) years and made available to the department upon request;

•	With respect to the manufacturing facility, keep it securely locked and protected from unauthorized entry at all times and maintain appropriate visitor logs;

•

Ensure that all marijuana is stored in a secure area or location accessible to the minimum number of employees essential for efficient operation and in such a manner as approved by the department in advance, to prevent diversion, theft or loss;

•	Return marijuana to its secure location immediately after completion of manufacture, distribution, transfer or analysis;

•	Ensure that all medical marijuana is stored in such a manner as to protect against physical, chemical and microbial contamination and deterioration of the product;

•

Ensure that all approved safes, vaults and any other approved equipment or areas used for the manufacturing or storage of marijuana and approved medical marijuana products are securely locked or protected from entry, except for the actual time required to remove or replace marijuana or approved medical marijuana products;

•	Ensure that keys are not left in the locks or stored or placed in a location accessible to individuals who are not authorized access to marijuana or manufactured medical marijuana products;

•

Ensure that all security measures, such as combination numbers, passwords or biometric security systems, are not accessible to individuals other than those specifically authorized to access marijuana or manufactured medical marijuana products;

•	Prior to transporting any medical marijuana, complete a shipping manifest using a form determined by the department;

•	Maintain all shipping manifests and make them available to the department for inspection upon request, for a period of five (5) years;

•

Ensure that its employees, when transporting approved medical marijuana products, ensures that products are transported in a locked storage compartment not visible outside the vehicle and travel directly to his or her destination(s) and shall not make any unnecessary stops in between;

•	Ensure that all approved medical marijuana product delivery times are randomized;

•

Staff all transport vehicles with a minimum of two (2) employees. At least one (1) transport team member shall remain with the vehicle at all times that the vehicle contains approved medical marijuana products;

•

Ensure that its transport team member shall have access to a secure form of communication with employees at the registered organization’s manufacturing facility at all times that the vehicle contains approved medical marijuana products;

•

Ensure its transport team member possesses a copy of the shipping manifest at all times when transporting or delivering approved medical marijuana products and produces it to the commissioner, the commissioner’s authorized representative or law enforcement official upon request.

Cresco’s dispensaries and processing facility in New York are licensed and supervised by the New York Office of Cannabis Management (“OCM”). The regulations permit Cresco to store medical marijuana inventory at its processing facility and dispensaries in a designated, enclosed, locked vault identified in plans and specifications that are submitted to and approved by the OCM. This storage area can only be accessible by authorized individuals. The processing facility and dispensaries must install a commercial grade security alarm system to prevent and detect diversion, theft, or loss. The facilities also must maintain surveillance equipment to capture the entire facility and provide direct access to the regulator on a real-time basis. All this equipment must be kept in good working order.

Transport of medical marijuana inventory between the processing facility and dispensaries is completed using secure, OCM registered vehicles. All inventory is properly manifested using the seed-to-sale system prior to embarking on any transport.

Inspections are randomized, and primarily conducted virtually as a review of seed-to-sale and dispensing data. On-site inspections are conducted at random, and when a complaint has been received by the OCM.

Massachusetts

Massachusetts Regulatory Landscape

The Massachusetts medical cannabis market was established through “An Act for the Humanitarian Medical Use of Marijuana” in November 2012 when voters passed Ballot Question 3 “Massachusetts Medical Marijuana Initiative” with 63.0% of the vote. The first Massachusetts dispensary opened in June 2015 and by November 2016, Massachusetts voters legalized adult-use cannabis by passing ballot Question 4 – Legalize Marijuana with 54.0% of the vote. In July 2017, Governor Baker signed legislation that would lay the groundwork for the state’s adult-use market. The Cannabis Control Commission (“CCC”), (the state’s regulatory body which creates regulations for both the medical and adult-use market), aimed to officially launch adult-use sales on July 1, 2018, but stumbling blocks such as a lack of licensed testing labs and disagreements between officials and businesses slowed the rollout, as sales for adult-use cannabis officially began in November 2018.

The CCC oversees the medical and adult-use cannabis programs. Each medical licensee must be vertically-integrated and may have up to two (2) locations. Licensed medical dispensaries are given priority in adult-use licensing. Adult-use cultivators will be grouped into 11 tiers of production (ranging from up to 5,000 square feet to no larger than 100,000 square feet) and regulators will move a licensee down to a lower tier if that licensee has not shown an ability to sell at least 70% of what it produced. Medical dispensaries that wish to add the ability to sell cannabis products to non-patients will be required to reserve 35% of their inventory or the six (6)-month average of their medical cannabis sales for medical cannabis patients. To achieve an adult-use license, a prospective licensee must first sign a “Host Community Agreement” with the town in which it wishes to locate. Roughly two-thirds of municipalities in the state have a ban or moratorium in place that prohibits cannabis businesses from operating within their jurisdiction. In both the medical and adult-use markets, extracted oils, edibles, and flower products are permitted, as well as wholesaling.

Adult-use cannabis “Marijuana Establishment” are regulated in Massachusetts by the CCC pursuant to 935 CMR 500.000 et seq. Pursuant to section 500.101(2), RMDs (medical licensees) that have received a provisional or final certificate of registration are authorized to apply for a vertically-integrated Marijuana Establishment license on a priority basis over new applicants without a RMD certification. The same application requirements exist for a Marijuana Establishment license as a RMD application, and each owner, officer or member must undergo background checks and fingerprinting with the CCC. Applicants must submit the location and identification of each site, and must establish a property interest in the same, and the applicant and the local municipality must have entered into a host agreement authorizing the location of the adult-use Marijuana Establishment within the municipality and said agreement must be included in the application. Applicants must include disclosure of any and all regulatory actions against it by the Commonwealth of Massachusetts, as well as the civil and criminal history of the applicant and all owners, officers, principals, or members. The application must include the applicant’s plans for separating medical and adult-use operations, proposed timeline for achieving operations, liability insurance, business plan, and a detailed summary describing and/or updating or modifying the licensee’s existing medical marijuana operating policies and procedures for adult-use including security, prevention of diversion, storage, transportation, inventory procedures, quality control, dispensing procedures, personnel policies, record keeping, maintenance of financial records, and employee training protocols.

On January 28, 2022, the Joint Committee on Cannabis Policy (consisting of legislators from both the Massachusetts House and Senate) reported out H.174/S.72, An Act relative to social equity and host community agreements in the cannabis industry. Among other provisions, the bill establishes the Cannabis Social Equity Trust Fund, which would facilitate no-interest and forgivable loans and grants to social equity participants and economic empowerment priority applicants. It is anticipated that the Massachusetts House will next take up the omnibus legislation.

Massachusetts Licenses

As described in the “General Development of the Business – Acquisitions and Dispositions – Hope Heal Health” section above, Cresco acquired HHH via certain agreements giving it operational control on October 1, 2019. On February 7, 2020, the Company announced the legal close of the acquisition. HHH holds a final certificate of registration from the MDOH that allows for cultivation, manufacturing, and processing. The Company has established a medical cannabis dispensary in Fall River, Massachusetts.

On September 2, 2021, the Company announced that it had completed its acquisition of 100% of the membership interests of Cultivate. Consideration included payment of pre-existing Cultivate debt, equity in the form of SVS and an earn-out. Consideration for the acquisition totaled $99.3 million. Cultivate owns and operates two (2) cultivation and manufacturing center locations, two (2) adult-use and medical dispensary locations, and one (1) adult-use dispensary location. The closing of this acquisition was contingent upon the Company surrendering its adult-use retail license for the Sunnyside*®Fall River dispensary. After the closing of the acquisition, the Fall River dispensary location is medical only.

Cresco Labs’ compliance controls have been developed to mitigate the risk of any material violations of a license arising, there is no assurance that Massachusetts cannabis licenses will be renewed in the future in a timely manner. Any unexpected delays or costs associated with the licensing renewal process could impede the ongoing or planned operations of Massachusetts cannabis and could have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

Massachusetts Licenses

Holding Entity	Permit/License	City	Expiration Date	Description
Cresco HHH, LLC	RMD-686	Fall River	11/20/2022	Medical cultivation, manufacturing and processing and it establishes and allows for dispensary operations
	MC281478	Fall River	06/08/2022	Marijuana Cultivator -Tier 4
	MP281361	Fall River	06/18/2022	Marijuana Product Manufacturer
Cultivate Cultivation, LLC	MP281305	Leicester	09/24/2022	Marijuana Product Manufacturer
	MC281266	Leicester	09/26/2022	Marijuana Cultivator
Cultivate Leicester, Inc	MR282522	Framingham	02/10/2023	Marijuana Retailer
	RMD-3193	Framingham	10/14/2022	Medical cultivation, manufacturing and processing and it establishes and allows for dispensary operations
	MC282053	Uxbridge	03/12/2023	Marijuana Cultivator
	MP281742	Uxbridge	03/12/2023	Marijuana Product Manufacturer
	MR281843	Worcester	05/05/2022	Marijuana Retailer
	MR28126	Leicester	09/26/2022	Marijuana Retailer
	RMD-485	Leicester	11/18/2022	Medical cultivation, manufacturing and processing and it establishes and allows for dispensary operations

Before the expiration date, licensees are required to submit a renewal application. While renewals are granted annually, there is no ultimate expiration date after which no renewals are permitted. Additionally, in respect of the renewal process, provided that the requisite renewal fees are paid, the renewal application is submitted in a timely manner, and there are no material violations noted against the applicable license, Cresco would expect to receive the applicable renewed license in the ordinary course of business. While Cresco’s compliance controls have been developed to mitigate the risk of any material violations of a license arising, there is no assurance that licenses will be renewed in the future in a timely manner.

Any unexpected delays or costs associated with the licensing renewal process could impede the ongoing or planned operations and could have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

Massachusetts Dispensary Requirements

A licensee shall follow its written and approved operation procedures in the operation of its dispensary locations. Operating procedures shall include (i) security measures in compliance with the Massachusetts Regulations; (ii) employee security policies including personal safety and crime prevention techniques; (iii) hours of operation and after-hours contact information; (iv) a price list for marijuana; (v) storage protocols in compliance with state law; (vi) a description of the various strains of marijuana that will be cultivated and dispensed, and the forms that will be dispensed; (vii) procedures to ensure accurate recordkeeping including inventory protocols; (viii) plans for quality control; (ix) a staffing plan and staffing records; (x) diversion identification and reporting protocols; and (xi) policies and procedures for the handling of cash on licensed premises including storage, collection frequency and transport to financial institutions. The siting of dispensary locations is expressly subject to local/municipal approvals pursuant to state law, and municipalities control the permitting application process that a licensee must comply with. More specifically, a licensee shall comply with all local requirements regarding siting, provided, however, that if no local requirements exist, a licensee shall not be sited within a radius of five hundred feet of a school, daycare center, or any facility in which children commonly congregate. The 500-foot distance under this section is measured in a straight line from the nearest point of the facility in question to the nearest point of the proposed facility.

Massachusetts Security Requirements

A licensee shall implement sufficient security measures to deter and prevent unauthorized entrance into areas containing marijuana and theft of marijuana at the licensed premises. These measures must include: (i) allowing only registered qualifying patients, caregivers, dispensary agents, authorized persons, or approved outside contractors access to the facility; (ii) preventing individuals from remaining on the premises if they are not engaging in activities that are permitted; (iii) disposing of marijuana or byproducts in compliance with law; (iv) establishing limited access areas accessible only to authorized personnel; (v) storing all finished marijuana in a secure locked safe or vault; (vi) keeping all equipment, safes, vaults or secured areas securely locked at all times; (vii) ensuring that the outside perimeter of the facility is sufficiently lit to facilitate surveillance; and (viii) ensuring that all landscaping or foliage outside of the premises does not allow a person to conceal themselves. A licensee shall also utilize a security/alarm system that: (i) monitors all entry and exit points and windows and doors; (ii) includes a panic/duress alarm; (iii) includes system failure notifications; (iv) includes 24 hour video surveillance of all safes, vaults, sales areas, areas where marijuana is cultivated, processed or dispensed; and (v) includes date and time stamping of all records and the ability to produce a clear, color still photo. The video surveillance system shall have the capacity to remain operational during a power outage. The licensee shall also maintain a backup alarm system with all of the capabilities of the primary system, and both systems shall be in good working order at all times and shall be inspected and tested on regular intervals.

Massachusetts Transportation

Marijuana or marijuana-infused products (“MIPs”) may only be transported by dispensary agents on behalf of a licensee: (i) between separately-owned licensee in compliance with 725.105(B)(2) of the Massachusetts Regulations; (ii) between licensee sites owned by the same non-profit entity; (iii) between a licensee and a testing laboratory; (iv) from the licensee to the destruction or disposal site; or (v) from a licensee to the primary residences of registered qualifying patients. A licensee shall staff all transport vehicles with a minimum of two (2) dispensary agents. At least one (1) dispensary agent shall remain with the vehicle at all times that the vehicle contains marijuana or MIPs. Prior to leaving the origination location, a licensee must weigh, inventory, and account for, on video, all marijuana to be transported.

Marijuana must be packaged in sealed, labeled, and tamper-proof packaging prior to and during transportation. In the case of an emergency stop, a log must be maintained describing the reason for the stop, the duration, the location, and any activities of personnel exiting the vehicle. A licensee shall ensure that all delivery times and routes are randomized. Each dispensary agent shall carry his or her Massachusetts department-issued Medical Use of Marijuana Program (“MUMP”) ID card at all times when transporting marijuana or MIPs and shall produce it to MDOH representatives or law enforcement officials upon request. Where videotaping is required when weighing, inventorying, and accounting of marijuana before transportation or after receipt, the video must show each product being weighed, the weight, and the manifest. A licensee must document and report any unusual discrepancy in weight or inventory to the Massachusetts CCC and local law enforcement within 24 hours. A licensee shall report to the CCC and local law enforcement any vehicle accidents, diversions, losses, or other reportable incidents that occur during transport, within 24 hours. A licensee shall retain all transportation manifests for no less than one (1) year and make them available to the CCC upon request. Any cash received from a qualifying patient or personal caregiver must be transported to a licensee immediately upon completion of the scheduled deliveries. Vehicles used in transportation must be owned, leased, or rented by the licensee, be properly registered, and contain a GPS system that is monitored by the licensee during transport of marijuana and said vehicle must be inspected and approved by the MDOH prior to use.

During transit, a licensee shall ensure that: (i) marijuana or MIPs are transported in a secure, locked storage compartment that is part of the vehicle transporting the marijuana or MIPs; (ii) the storage compartment cannot be easily removed (for example, bolts, fittings, straps or other types of fasteners may not be easily accessible and not capable of being manipulated with commonly available tools); (iii) marijuana or MIPs are not visible from outside the vehicle; and (iv) all product is transported in a vehicle that bears no markings indicating that the vehicle is being used to transport marijuana or MIPs and does not indicate the name of the licensee. Each dispensary agent transporting marijuana or MIPs shall have access to a secure form of communication with personnel at the origination location at all times that the vehicle contains marijuana or MIPs.

Massachusetts Inspections

The CCC or its agents may inspect a licensee and affiliated vehicles at any time without prior notice. A licensee shall immediately upon request make available to the MDOH all information that may be relevant to a CCC inspection, and the CCC may direct a licensee to test marijuana for contaminants. Any violations found will be noted in a deficiency statement that will be provided to the licensee, and the licensee shall thereafter submit a Plan of Correction to the CCC outlining with particularity each deficiency and the timetable and steps to remediate the same. The CCC shall have the authority to suspend or revoke a certificate of registration.

Michigan

Michigan Regulatory Landscape

In November 2008, Michigan residents approved the Michigan Medical Marihuana Act (the “MMMA”) to provide a legal framework for a safe and effective medical marihuana program. In September 2016, the Michigan Senate passed the Medical Marihuana Facilities Licensing Act (the “MMFLA”) and the Marihuana Tracking Act (the “MTA” and together with the MMMA and the MMFLA, the “Michigan Cannabis Regulations”) to provide a comprehensive licensing and tracking scheme, respectively, for the medical marihuana program. Additionally, the Michigan Department of Licensing and Regulatory Affairs and its licensing board (“LARA”) has supplemented the Michigan Cannabis Regulations with “Emergency Rules” to further clarify the regulatory landscape surrounding the medical marihuana program. LARA is the main regulatory authority for the licensing of marihuana businesses.

Under the MMFLA, Michigan administers five (5) types of “state operating licenses” for medical marihuana businesses: (i) a “grower” license, (ii) a “processor” license, (iii) a “secure transporter” license, (iv) a “provisioning center” license and (e) a “safety compliance facility” license. There are no stated limits on the number of licenses that can be made available on a state level; however, the State has discretion over the approval of applications and municipalities can pass additional restrictions.

On November 6, 2018, Michigan voters approved Proposal 1, to make marihuana legal under state and local law for adults 21 years of age or older and to control the commercial production and distribution of marihuana under a system that licenses, regulates, and taxes the businesses involved. The act is known as the Michigan Regulation and Taxation of Marihuana Act. According to Proposal 1, LARA was required to start accepting applications for retail (recreational) dispensaries within 12 months of the measure’s effective date.

On November 13, 2019, the state’s Marihuana Regulatory Agency (the “MRA”) announced that any existing medically licensed businesses would be allowed to sell recreational adult-use cannabis beginning December 1, 2019. In December 2019, the state’s Marihuana Regulatory Agency adopted rules for adult-use marihuana. In June of 2020, the MRA adopted topic-based rule sets pursuant to the MMFLA and the Michigan Regulation and Taxation of Marihuana Act (“MRTMA”): Marihuana Licenses; Marihuana Licensees; Marihuana Operations; Marihuana Sampling and Testing; Marihuana Infused Products and Edible Marihuana Products; Marihuana Sale or Transfer; Marihuana Employees; Marihuana Hearings; Marihuana Disciplinary Proceedings; and Industrial Hemp for Marihuana Businesses. Those rule sets currently govern the program, though changes to the MRA’s rulesets are currently under consideration. The MRA also maintains a bulletins section on its website that provides advisory bulletins on topics including public health and safety, medical marihuana facilities licensing, adult-use/recreational marihuana, tips for licensees, and other technical guidance.

Michigan Licenses

On March 25, 2019, an affiliate of the Company (the “Michigan Affiliate”) announced that it had completed the most comprehensive portion of Michigan’s application process, being pre-qualified for a cultivation and processing license by the Department of Licensing and Regulatory Affairs Medical Marihuana Licensing Board. The pre-qualification represents the authorization of the entity to move forward with the licensing process for its intended facilities.

On March 4, 2020, the Michigan Affiliate was granted approval to commence manufacturing medical products at its facility in Marshall, Michigan.

On March 16, 2020, the Michigan Affiliate received pre-qualification to operate in the adult-use market and received an adult-use processor license on June 22, 2020.

In June 2021, the Michigan Affiliate received its first medical and adult-use cultivation licenses. Additional cultivation licenses have been added as production capacity continues to grow.

Cresco Labs’ compliance controls have been developed to mitigate the risk of any material violations of a license arising, there is no assurance that Michigan licenses will be renewed in the future in a timely manner. Any unexpected delays or costs associated with the licensing renewal process could impede the ongoing or planned operations of Michigan cannabis and could have a material adverse effect on the Company’s business, financial condition, results of operations or prospects. All licenses are listed below.

Michigan Licenses

Holding Entity	Permit/License	City	Expiration Date	Description
Cresco Labs Michigan, LLC	PR-000067	Marshall	03/04/2023	Medical Processor License
	AU-P-000127	Marshall	06/22/2022	Adult-Use Processor License
	AU-G-C-000351	Marshall	06/22/2022	Adult-Use Cultivation
	AU-G-C-000352	Marshall	06/22/2022	Adult-Use Cultivation
	AU-G-C-000353	Marshall	06/22/2022	Adult-Use Cultivation
	AU-G-C-000354	Marshall	06/22/2022	Adult-Use Cultivation
	AU-G-C-000355	Marshall	06/22/2022	Adult-Use Cultivation
	GR-C-21-001012	Marshall	11/24/2022	Medical Cultivation
	GR-C-21-001013	Marshall	11/24/2022	Medical Cultivation
	GR-C-21-001014	Marshall	11/24/2022	Medical Cultivation
	GR-C-21-001015	Marshall	11/24/2022	Medical Cultivation
	GR-C-21-001016	Marshall	11/24/2022	Medical Cultivation
	GR-C-21-001017	Marshall	11/24/2022	Medical Cultivation
	GR-C-21-001018	Marshall	11/24/2022	Medical Cultivation
	GR-C-21-001019	Marshall	11/24/2022	Medical Cultivation
	GR-C-000726	Marshall	03/04/2023	Medical Cultivation
	GR-C-000727	Marshall	03/04/2023	Medical Cultivation
	AU-G-EX-000239	Marshall	06/22/2022	Adult-Use Cultivation
	AU-G-EX-000240	Marshall	06/22/2022	Adult-Use Cultivation
	AU-G-EX-000241	Marshall	06/22/2022	Adult-Use Cultivation
	AU-G-EX-000242	Marshall	06/22/2022	Adult-Use Cultivation
	AU-G-EX-000243	Marshall	06/22/2022	Adult-Use Cultivation
	AU-G-EX-000244	Marshall	06/22/2022	Adult-Use Cultivation
	AU-G-EX-000245	Marshall	06/22/2022	Adult-Use Cultivation

State operating licenses for marihuana businesses have a one (1) year term and are annually renewable if certain conditions are met: (a) the renewal application is submitted prior to the date the license expires, or within sixty (60) days of expiration if all other conditions are met and a late fee is paid, (b) the licensee pays the regulatory assessment fee set by LARA, and (c) the licensee continues to meet the requirements to be a licensee under the Michigan Cannabis Regulations. Each renewal application is reviewed by LARA, but there is no guarantee of a timely renewal. There is no ultimate expiry after which no renewals are permitted.

Michigan Regulations

Medical products may be purchased in a retail setting from a provisioning center by registered qualified patients, registered primary caregivers connected to a registered qualifying patient (each, a “Michigan Qualified Purchaser”); in each case, Michigan Qualified Purchasers must present a valid registry identification card issued by LARA (a “Michigan Registry ID”). For a Michigan Qualified Purchaser to receive Products, provision centers must deploy an inventory control and tracking system that is capable of interfacing with the statewide monitoring system to determine (a) whether a Michigan Qualified Purchaser holds a Michigan Registry ID and (b) whether the sale or transfer will exceed the then-current daily and monthly purchasing limit for the holder of the Michigan Registry ID. Adult Use products may be purchased from a provisioning center by any individual over the age of 21 who provides a valid, unexpired photo identification.

In order to receive a Michigan Registry ID, an applicant must provide: a completed application dated within one (1) year of submission, a written certification from a physician with a bona-fide physician-patient relationship to the underlying patient, the application or renewal fee, contact information for the patient, caregiver (if applicable) and physician, as well as proof of Michigan residency.

For registered qualifying patients, the daily purchasing limit is 2.5 ounces of marihuana or marahuana equivalents, and for registered primary caregivers, the daily purchasing limit is 2.5 ounces per underlying registered qualifying patient that the registered primary caregiver is connected with through the registration process. Finally, the licensee shall verify in the statewide monitoring system that the sale or transfer does not exceed the monthly purchasing limit of ten (10) ounces of marihuana product per month to a qualifying patient, either directly or through the qualifying patient’s registered primary caregiver. Adult Use customers may possess up to 2.5 ounces outside of their home, and up to 15 grams of cannabis concentrates. Michigan also allows a homegrown option, where an individual may grow up to 12 marihuana plants at home for personal use.

Allowable forms of medical marihuana include smokable dried flower, dried flower for vaporizing and marihuana infused products, which are defined under the Act to include topical formulations, tinctures, beverages, edible substances, or similar products containing usable marihuana that is intended for human consumption in a matter other than smoke inhalation. Under the Michigan / Cannabis Regulations, marihuana-infused products shall not be considered food.

Qualifying conditions for the medical marihuana program in Michigan are the following:

•

Cancer, glaucoma, positive status for human immunodeficiency virus, acquired immune deficiency syndrome, hepatitis C, amyotrophic lateral sclerosis, Crohn’s disease, agitation of Alzheimer’s disease, nail patella, or the treatment of these conditions;

•

A chronic or debilitating disease or medical condition or its treatment that produces one (1) or more of the following: cachexia or wasting syndrome; severe and chronic pain; severe nausea; seizures, including but not limited to those characteristics of epilepsy; or severe and persistent muscle spasms, including but not limited to those characteristic of multiple sclerosis;

•	Post-Traumatic Stress Disorder (PTSD); and/or

•	Any other medical condition or its treatment approved by the department under the Michigan Cannabis Regulations.

In the state of Michigan, only cannabis that is grown and manufactured in the state can be sold in the state.

Michigan Reporting Requirements

Pursuant to the requirements of the MTA, Michigan selected Franwell’s METRC software as the state’s third-party solution for integrated marihuana industry verification. Using METRC, regulators can track third-party inventory, permissible sales, and seed-to-sale information. Additionally, provisioning centers can use the METRC API to connect their own inventory management and/or point-of-sale systems to verify the identity as well as permissible sales.

Michigan Inspections

To ensure the safety and security of marihuana business premises and to maintain adequate controls against the diversion, theft, and loss of marihuana or marihuana products, a licensee center is required to:

•	Maintain and submit a security operations plan that includes the following at a minimum:

•	Escorts for all non-employee personnel in limited access areas.

•	Secure locks for all interior rooms, windows and points of entry and exits with commercial grade, nonresidential door locks.

•	An alarm system. Licensees will make all information related to the alarm system including monitoring and alarm activity available to LARA.

•

A video surveillance system that, at a minimum, consists of digital or network video recorders, cameras, video monitors, digital archiving devices and a color printer capable of delivering still photos.

•

24-hour surveillance footage with fixed, mounted cameras, tamper/theft proof secured storage mediums and a notification system for interruption or failure of surveillance footage or storage of surveillance footage. All surveillance footage must be of sufficient resolution to identify individuals, have accurate time/date stamps and be stored for a minimum of 14 days unless state regulators notify that such recordings may be destroyed. Surveillance footage must cover:

•	All activity within 20 feet of all points of entry and exit to a facility.

•	Any areas where marihuana products are weighed, packed, stored loaded, and unloaded for transportation, prepared, or moved within the marihuana facility.

•	Limited-access areas and security rooms. Transfers between rooms must be recorded.

•	Areas storing a surveillance system storage device with at least 1 camera recording the access points to the secured surveillance recording area.

•

All entrances and exists to the building must be recorded from both indoor and outdoor vantage points. The areas of entrance and exit between marihuana facilities at the same location if applicable, including any transfers between marihuana facilities.

•	Point of sale areas where Michigan marihuana products are sold and displayed for sale.

•

State access to view and obtain copies of any surveillance footage through LARA or related investigators, agents, auditors and/or state police. A facility shall also provide copies of recordings to LARA upon request.

•	Logs of the following:

•	The identities of the employee or employees responsible for monitoring the video surveillance system.

•	The identity of the employee who removed the recording from the video surveillance system storage device and the time and date removed.

•	The identity of the employee who destroyed any recording.

•	Maintain marihuana storage plan for provisioning centers that includes the following at a minimum:

•	A secured limited access area for inventories of Products.

•

Clearly labeled containers (a) marked, labeled, or tagged, (b) enclosed on all sides, and (c) latched or locked to keep all contents secured within. All such containers must be identified and tracked in accordance with the MTA.

•	A locked area for chemical and solvents separate from products.

•	Separation of marihuana-infused products from toxic or flammable materials.

•	A sales or transfer counter or barrier separated from stock rooms to ensure registered qualifying patients or registered primary caregivers do not have direct access to products.

Inspections in Michigan are conducted on a scheduled, annual basis by MRA agents. Agents may also conduct random inspections at any time during the license cycle, including virtual inspections of seed-to-sale data and security footage.

Michigan Storage & Security

All marihuana and marihuana equivalents must be stored securely at all times. All facilities, cultivation, processing, and retail are required to have a designated vault area for product storage. Designated vault areas must meet minimum construction requirements in regards to construction integrity and commercial locking mechanisms. Designated vault areas include specific standards around camera coverage to include clear visibility of all areas where product is stored and moved. Medical and Adult Use product must be stored separately and clearly labeled as to which inventory it is included in.

Michigan Transportation

Marihuana and marihuana equivalents may only be moved between facilities in vehicles that have been registered with the MRA. Orders are individually packaged and manifested via the state mandated seed-to-sale system prior to leaving any facility. Each order is packaged individually and is coupled with its manifest within the vehicle. The route of transport, and departure and arrival times must be exact, and vehicles may not vary from their route.

Florida

Florida Regulatory Landscape and Licenses

In 2014, the Florida Legislature passed the Compassionate Use Act (the “CUA”) which was a low-THC (CBD) law, allowing cannabis containing not more than 0.8% THC to be sold to patients diagnosed with severe seizures or muscle spasms and cancer. The CUA created a competitive licensing structure and originally allowed for one (1) vertically-integrated license to be awarded in each of five (5) regions. The CUA set forth the criteria for applicants as well as the minimum qualifying criteria which included the requirement to hold a nursery certificate evidencing the capacity to cultivate a minimum of 400,000 plants, to be operated by a nurseryman and to be a registered nursery for at least 30 continuous years. The CUA also created a state registry to track dispensations. In 2016, the Florida Legislature passed the Right to Try Act (the “RTA”), which expanded the state’s medical cannabis program to allow for full potency THC products to be sold as “medical marijuana” to qualified patients.

In November of 2016, the Florida Medical Marijuana Legalization ballot initiative (the “Initiative”) to expand the medical cannabis program under the RTA was approved by 71.3% of voters, thereby amending the Florida constitution. The Initiative is now codified as Article X, Section 29 of the Florida Constitution.

The Initiative expanded the list of qualifying medical conditions to include cancer, epilepsy, glaucoma, HIV and AIDS, ALS, Crohn’s disease, Parkinson’s disease, multiple sclerosis, or other debilitating medical conditions of the same kind or class or comparable to those other qualifying conditions and for which a physician believes the benefits outweigh the risks to the patient. The Initiative also provided for the implementation of state-issued medical cannabis identification cards. In 2017, the Florida Legislature passed legislation implementing the constitutional amendment and further codifying the changes set forth in the constitution into law (the “2017 Law”). The 2017 Law provides for the issuance of ten (10) licenses to specific entities and another four (4) licenses to be issued for every 100,000 active qualified patients added to the registry. The 2017 law also initially limited license holders to a maximum of twenty-five (25) dispensary locations with the ability to purchase additional dispensary locations from one another, and for an additional five (5) locations to be allowed by the State for every 100,000 active qualified patients added to the registry. The 2017 legislation’s cap on dispensing facilities expired in April 2020.

On April 14, 2021, the Company announced that it had completed its acquisition of the issued and outstanding shares of Bluma in an all-share transaction that valued Bluma at an equity value of $213.0 million. Under the terms of the Bluma Agreement, shareholders of Bluma received 0.0859 SVS of Cresco Labs for each Bluma share held.

Bluma owns and operates 3 Boys Farm, LLC dba One Plant, a vertically-integrated, licensed medical marijuana treatment center (“MMTC”) in the State of Florida. One Plant cultivates, processes, dispenses, and retails medical marijuana to qualified patients in the State of Florida through multiple retail dispensaries and an innovative next-day door-to-door e-commerce home delivery service, thereby offering convenient access for its customers and meeting the demands of an evolving retail landscape. As of the acquisition date, Bluma, under One Plant, had eight (8) strategically located dispensaries. Since the acquisition, Cresco has rebranded these dispensaries as Sunnyside*® and opened an additional seven (7) locations.

All Florida MMTCs are licensed by the Office of Medical Marijuana Use within the Florida Department of Health. There is one (1) state medical marijuana license that covers all facets of the operation. Licenses are valid for two (2) years. Renewals require compilation of certain operational materials and financial information, as well as payment of a fee.

A group, Regulate Florida, sought to place the questions of whether the state should legalize adult-use cannabis on the November 2022 ballot but was not successful. The group has indicated it will target the 2024 ballot instead. Regulate Florida will need to gather more than 222,000 signatures to trigger judicial and fiscal review and then more than 890,000 signatures to make the 2024 ballot.

Cresco Labs’ compliance controls have been developed to mitigate the risk of any material violations of a license arising, there is no assurance that Florida licenses will be renewed in the future in a timely manner. Any unexpected delays or costs associated with the licensing renewal process could impede the ongoing or planned operations of Florida cannabis and could have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

As of December 31, 2021, thirteen (13) dispensaries were operational.

Florida Licenses

Holding Entity	Permit/License	City	Expiration Date	Description

3 Boys Farms, LLC	MMTC-2017-0008	Vertically-integrated State License for all activities and locations	06/02/2022	Cultivation, manufacturing and processing and it establishes and allows for dispensary operations

Florida Inspections, Storage and Security

Cresco’s Florida facilities – both grow/processing and dispensaries – are regulated by the Florida Office of Medical Marijuana Use (OMMU). OMMU requires a licensee to establish security systems sufficient to ensure the safety of all individuals on site as well as security of all medical marijuana and medical marijuana product.

Each site must maintain a video surveillance system which includes camera coverage of all areas within the licensed site. This includes but is not limited to coverage of all means of ingress and egress, product storage areas, sales areas, and the perimeter of the facility. Cameras must be of a resolution and quality to be able to make out each individual, during day and night hours. Footage must be retained for a pre-determined timeframe, and employees within the facility must have the ability to access the system and generate historical footage, as well as still images.

All facilities must also maintain a physical security system inclusive of locks, access control devices, and audible alarms. All areas containing medical marijuana or medical marijuana must be sufficiently secured from the public with access limited to specific credentialed employees.

Medical marijuana and medical marijuana product must be stored in a vault room whose design is submitted to and approved by OMMU. Vaults must meet specific security requirements to prevent unauthorized access or product theft/diversion. Security systems in vault areas are highly scrutinized so that all activity within the vault can be tracked at all times.

Inspections of all facility types in Florida are conducted by OMMU agents. Regular inspections happen at opening of new facilities and at the annual license review of each facility. Outside of those random inspections can occur at any time, both on-site as well as desk reviews of security footage and seed to sale data.

Florida Transportation

Transportation of product between grow/process sites and dispensaries in Florida must be completed within an OMMU registered vehicle. All vehicles must maintain insurance coverage limits predetermined by OMMU. Product for delivery is segregated by individual delivery, with a prefilled manifest for each delivery accompanying. All manifests must be generated prior to leaving the grow/process facility. During deliveries, two (2) employees of the grow/process facility must stay with the vehicle at all times.

Cresco Compliance Program

Cresco Labs’ Code of Conduct is based on the Federal Sentencing Guidelines, subsequent guidance from the Office of Inspector General and applicable federal and state laws and regulations.

The Code of Conduct establishes Cresco Labs’ expectations for the conduct of all employees. All employees are expected to read, understand, and comply with the Code of Conduct and Company Policies. The Code of Conduct is introduced at onboarding for all new hires, and all employees receive annual refresher training on elements of the Code of Conduct. Employees are expected to raise issues, concerns, and report any violations in good faith and can do so with full confidence in their actions. If an employee does not wish to be identified, independent hotline channels are available through EthicsPoint which is managed by an independent company called Navex Global. Retaliation against a reporting person by anyone is against the law, and a direct violation of the Code of Conduct. Anti-retaliation policy training is an annual training subject. Employees are also protected from retaliation for any participation in a company led investigation of possible violations. Cresco Labs is committed to prompt and thorough investigation of any matter that violates the Code of Conduct or any other Policies. Cresco Labs has established an Ethics Committee which meets at a regular cadence and monitors hotline reporting and investigations to ensure prompt response and proper investigation of all claims.

Risk & Control Framework

Cresco continues to work closely with internal and external risk area experts to further develop, enhance and improve its compliance and risk management and mitigation processes and procedures in furtherance of continued compliance with the complex federal and state regulatory frameworks under which Cresco Labs operations are subject. The internal compliance program currently in place includes continued monitoring by managers and executives of Cresco and its subsidiaries to ensure that all operations conform to and comply with required laws, regulations, and operating procedures. Cresco further requires its operating subsidiaries to report and disclose all instances of non-compliance, regulatory, administrative, or legal proceedings that may be initiated against them.

Regulatory Compliance Program

Cresco has developed and continues to refine a robust regulatory compliance program designed to ensure operational requirements continue to be satisfied, and has worked closely with internal and external experts and counsel, (“Regulatory Counsel”) in every jurisdiction (state and local) in which it operates to assist in the development of standard operating procedures which assist the Company in managing and monitoring its compliance with U.S. state law on an ongoing basis.

The Facility Directors and Regulatory Compliance representatives for each jurisdiction serve as the liaison to state and local regulators during both regular business hours and after hours. The Compliance department is responsible for ensuring operations and employees strictly comply with applicable laws, regulations and licensing conditions and ensure that operations do not endanger the health, safety or welfare of the community. The Facility Director and Compliance representative for each location coordinate with each operational unit within each facility to ensure that the operation and all employees are following and complying with Cresco’s security procedures and all regulatory compliance standards.

In conjunction with Cresco’s Human Resources and Operations Departments, the Compliance and Quality departments help oversee and implement mandatory training for employees based on their function and role, including but not limited to the following topics:

•	Compliance with state and local laws

•	Dispensing procedures

•	Security & safety policies and procedures

•	Inventory control procedures

•	Seed-to-Sale Tracking System

•	Cultivation, Manufacturing & Quality Control

•	Customer Complaints, Returns, & Recalls procedures

•	Distribution & Transportation procedures

Cresco’s Compliance program emphasizes security and inventory control to ensure strict monitoring of cannabis and inventory from delivery by a licensed distributor to sale or disposal. Only authorized, properly trained employees are allowed to access Cresco’s computerized seed-to-sale system.

Cresco’s Compliance department and Legal team monitors all compliance notifications from regulators and inspectors in each market to ensure timely resolution of issues identified. The team maintains records of compliance notifications received from the state regulators or inspectors and how and when the issue was resolved. Cresco has a comprehensive set of standard operating procedures that include detailed descriptions and instructions for receiving shipments of inventory, inventory tracking, recordkeeping and record retention practices related to inventory, as well as procedures for performing inventory reconciliation and ensuring the accuracy of inventory tracking and recordkeeping, among other subjects. Cresco maintains accurate records of its inventory at all licensed facilities. Adherence to Cresco’s standard operating procedures is mandatory and ensures that Cresco’s operations are compliant with the rules set forth by the applicable state and local laws, regulations, ordinances, licensing, and other requirements.

In addition to the above disclosure, please see “Risk Factors” section below for further risk factors associated with the operations of Cresco.

Seed-to-Sale Tracking Software

The Company utilizes state specified and required seed-to-sale tracking platforms that integrate the inventory management program and facilitates the reporting, review, and assurance of continued compliance with state and local requirements. As specified by state requirements and Cresco Labs Standard Operating Procedures, daily, weekly, and monthly inventory counts, as well as random inventory spot checks, are built into routine operations to ensure that physical product inventory reflects the records of the inventory management systems.

Product Quality

Cresco labs ensures compliance and the integrity of our products through the implementation of an effective quality management system. Operations follow established processes and quality is measured and monitored to ensure issues are identified and addressed in a timely manner.

RISK FACTORS

MARIJUANA IS ILLEGAL UNDER U.S. FEDERAL LAW AND ENFORCEMENT OF RELEVANT LAWS IS A SIGNIFICANT RISK.

READERS ARE STRONGLY ENCOURAGED TO CAREFULLY READ ALL RISK FACTORS CONTAINED IN THIS SECTION.

The following are certain factors relating to the business of the Company. These risks and uncertainties are not the only ones facing the Company. Additional risks and uncertainties not presently known to the Company or currently deemed immaterial by the Company, may also impair the operations of the Company. If any such risks occur, shareholders of the Company could lose all or part of their investment and the business, financial condition, liquidity, results of operations and prospects of the Company could be materially adversely affected and the ability of the Company to implement its growth plans could be adversely affected.

The acquisition of any of the securities of the Company is speculative, involving a high degree of risk and should be undertaken only by persons whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. An investment in the securities of the Company should not constitute a major portion of an individual’s investment portfolio and should only be made by persons who can afford a total loss of their investment. Company shareholders should carefully evaluate the following risk factors associated with the Company’s securities, along with the risk factors described elsewhere in this AIF.

The following table is intended to assist readers in identifying those parts of this AIF that address the disclosure expectations outlined in Staff Notice 51-352 for issuers that currently have marijuana-related activities in U.S. states where such activity has been authorized within a state regulatory framework.

Industry Involvement	Specific Disclosure Necessary to Fairly Present all Material Facts, Risks and Uncertainties	AIF Cross Reference
All Issuers with U.S. Marijuana-Related Activities	Describe the nature of the issuer’s involvement in the U.S. marijuana industry and include the disclosures indicated for at least one of the direct, indirect, and ancillary industry involvement types noted in this table.	General Development of the Business Description of the Business - State Level U.S. Cannabis Operations
	Prominently state that marijuana is illegal under U.S. federal law and that enforcement of relevant laws is a significant risk.	Risk Factors

Industry Involvement	Specific Disclosure Necessary to Fairly Present all Material Facts, Risks and Uncertainties	AIF Cross Reference
Discuss any statements and other available guidance made by federal authorities or prosecutors regarding the risk of enforcement action in any jurisdiction where the issuer conducts U.S. marijuana-related activities. Outline related risks including, among others, the risk that third-party service providers could suspend or withdraw services and the risk that regulatory bodies could impose certain restrictions on the issuer’s ability to operate in the U.S.

Risk Factors – U.S. Federal Regulation

Risk Factors – FDA or Bureau of Alcohol, Tobacco, Firearms and Explosives regulation

Risk Factors – Variation in State Regulations

Risk Factors – Anti-money Laundering Laws and Regulations

Risk Factors – Access to Banks

Risk Factors – Investments in the United States May be Subject to Heightened Scrutiny

Risk Factors – Constraints on Marketing Products

Risk Factors – Intellectual Property

Risk Factors – Lack of Access to U.S. Bankruptcy Protections

Risk Factors – Legality of Contracts

Risk Factors – Risk of Civil Asset Forfeiture

	Given the illegality of marijuana under U.S. federal law, discuss the issuer’s ability to access both public and private capital and indicate what financing options are / are not available in order to support continuing operations.	Risk Factors – Risks of Legal, Regulatory or Political Change Risk Factors – Access to Banks
	Quantify the issuer’s balance sheet and operating statement exposure to U.S. marijuana-related activities.	Note: The major operations of the Company are only in the United States.
	Disclose if legal advice has not been obtained, either in the form of a legal opinion or otherwise, regarding (a) compliance with applicable state regulatory frameworks and (b) potential exposure and implications arising from U.S. federal law.	Legal advice has been obtained.

Industry Involvement	Specific Disclosure Necessary to Fairly Present all Material Facts, Risks and Uncertainties	AIF Cross Reference
U.S. Marijuana Issuers with direct involvement in cultivation or distribution	Outline the regulations for U.S. states in which the issuer operates and confirm how the issuer complies with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state.	Description of the Business – State Level U.S. Cannabis Operations
	Discuss the issuer’s program for monitoring compliance with U.S. state law on an ongoing basis, outline internal compliance procedures and provide a positive statement indicating that the issuer is in compliance with U.S. state law and the related licensing framework. Promptly disclose any non-compliance, citations or notices of violation which may have an impact on the issuer’s license, business activities or operations.	General Development of the Business – United States Industry Background and Trends Description of the Business – State Level U.S. Cannabis Operations Risk Factors – U.S. State Regulatory Uncertainty
U.S. Marijuana Issuers with indirect involvement in cultivation or distribution	Outline the regulations for U.S. states in which the issuer’s investee(s) operate.	Not applicable.
	Provide reasonable assurance through either positive or negative statements, that the investee’s business is in compliance with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state.	Cresco is not aware of any non-compliance.
U.S. Marijuana Issuers with material ancillary involvement	Provide reasonable assurance, through either positive or negative statements, that the applicable customer’s or investee’s business is in compliance with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state.	Not applicable.

In accordance with Staff Notice 51-352, Cresco’s subsidiaries are directly engaged in the manufacture, possession, use, sale, or distribution of cannabis in the adult-use and/or medicinal cannabis marketplace in the states of Illinois, Pennsylvania, Ohio, Arizona, New York, Massachusetts, Maryland, California, Michigan, and Florida. In accordance with Staff Notice 51-352, Cresco will evaluate, monitor, and reassess this disclosure, and any related risks, on an ongoing basis and the same will be supplemented and amended to investors in public filings, including in the event of government policy changes or the introduction of new or amended guidance, laws or regulations regarding marijuana regulation. Any non-compliance, citations or notices of violation which may have an impact on any license, business activities or operations will be promptly disclosed by the Company.

RISKS ASSOCIATED WITH THE SECURITIES OF THE COMPANY

Founder Voting Control

The Company’s SVS are entitled to one vote per share, the PVS are entitled to 200 votes per share (subject to adjustment in accordance with the terms thereof) and the MVS are entitled to 2,000 votes per share. Due to their ownership of the MVS, Charles Bachtell, Robert Sampson, Dominic Sergi and Brian McCormack (the “Founders”) exercise approximately 80% of the voting power in respect of the Company’s outstanding shares. Each MVS may be transferred by a Founder to the Founder’s immediate family members and certain related entities of the Founder or, with the prior written consent of the Company, to a current member of the Board.

Accordingly, the Founders (or their permitted transferees) potentially have the ability to control the outcome of matters submitted to the Company’s shareholders for approval, including the election and removal of directors and any arrangement or sale of all or substantially all of the assets of the Company.

In addition, because the number of MVS held by a holder thereof from time to time is dependent upon the number of Cresco Redeemable Units (and Cresco Redeemable Shares, if and when issued) beneficially owned, directly or indirectly, or deemed to be so beneficially owned by such holder from time to time, should the Company cause Cresco LLC to issue additional Cresco Redeemable Units or Cresco Redeemable Units in the future to a Founder in connection with employee equity incentive programs, it would prolong the Founder’s voting control.

To supplement the rights, privileges, restrictions and conditions attached to the MVS, the Company and the Founders, being the initial holders of MVS, entered into an investment agreement effective as of the completion of the Business Combination which, among other things, provides that (i) each MVS will be transferable only to the holder’s immediate family members and certain related entities, or, with the prior written consent of the Company, to a current director and (ii) upon any sale of MVS to a third-party purchaser not listed in clause (i), such MVS will immediately be redeemed by the Company for their issue price.

The concentrated control through the MVS could delay, defer, or prevent a change of control of the Company, arrangement involving the Company or sale of all or substantially all of the assets of the Company that its other shareholders support. Conversely, this concentrated control could allow the Founders to consummate such a transaction that the Company’s other shareholders do not support. In addition, the Founders may make long-term strategic investment decisions and take risks that may not be successful and may seriously harm the Company’s business.

Certain Founders serve as directors and/or officers of the Company and as such are involved in the day-to-day management and the implementation of major strategic decisions of the Company, subject to authorization and oversight by the Company Board. If a Founder serves as a board member and/or officer of the Company, he owes a fiduciary duty to the Company’s shareholders and is obligated to act honestly and in good faith with a view to the best interests of the Company. As shareholders, even controlling shareholders, the Founders are entitled to vote their shares, and shares over which they have voting control, in their own interests, which may not always be in the interests of the Company or the other shareholders of the Company.

Unpredictability Caused by the Capital Structure and Founder Voting Control

Although other Canadian-based companies have multi-class or multiple voting share structures, given the concentration of voting control that is held by the Founders and given the other unique features of the capital structure of the Company, including the existence of a significant amount of redeemable equity securities that have been issued by, and are issuable pursuant to the exercise, conversion or exchange of the applicable convertible securities of, Cresco, LLC, which equity securities are redeemable from time to time for PVS, in accordance with their terms, the Company is not able to predict whether this structure and control will result in a lower trading price for, or greater fluctuations in, the trading price of the SVS or will result in adverse publicity to the Company or other adverse consequences.

Additional Issuance of Subordinate Voting Shares and Subsidiary Securities May Result in Dilution

The Company may issue additional securities in the future, which may dilute a shareholder’s holdings in the Company. The Company’s articles permit the issuance of an unlimited number of SVS, and existing shareholders will have no pre-emptive rights in connection with such further issuance. The Company’s Board has discretion to determine the price and the terms of further issuances. Moreover, additional SVS will be issued by the Company on the conversion of the PVS in accordance with their terms. The Company may also issue SVS to finance future acquisitions. The Company cannot predict the size of future issuances of SVS or the effect that future issuances and sales of SVS will have on the market price of the SVS. Issuances of a substantial number of additional SVS, or the perception that such issuances could occur, may adversely affect prevailing market prices for the SVS. With any additional issuance of SVS, investors will suffer dilution to their voting power and the Company may experience dilution in its revenue per share.

Additionally, the subsidiaries of the Company, such as Cresco U.S. Corp (“Cresco Corp”) and Cresco LLC, may issue additional securities, including Cresco Redeemable Shares, Cresco Redeemable Units and LTIP Units to new or existing shareholders, members or securityholders, including in exchange for services performed or to be performed on behalf of such entities or to finance future acquisitions. Any such issuances could result in substantial dilution to the indirect equity interest of the holders of SVS in the Company. Moreover, certain unitholders of Cresco LLC and shareholders of Cresco may sell their securities of Cresco LLC or the Company. The sale of a substantial number of such securities, or the perception in the market that holders of a large number of securities intend to sell securities, could reduce the market price of the SVS and could impair the Company’s ability to raise capital through the sale of additional equity securities. The effect of any such sales on the prevailing market price of the SVS is not predictable.

Additional Financing

The Company expects to require substantial additional capital in the future to continue operations at its existing cultivation and production facilities and dispensaries, expand its product lines, develop its intellectual property base, increase production capabilities, and expand its operations in states where it currently operates and states where it currently does not have operations. The Company may not be able to obtain additional financing on terms acceptable to it, or at all. If the Company fails to raise additional capital, as needed, its ability to implement its business model and strategy could be compromised.

Even if the Company obtains financing for its near-term operations, it expects that it will require additional capital thereafter. The capital needs of the Company will depend on numerous factors including: (i) profitability; (ii) the release of competitive products by peers; (iii) the level of investment in research and development; and (iv) the amount of our capital expenditures, including acquisitions. There can be no assurance that the Company will be able to obtain capital in the future to meet its needs.

Although the Company has accessed private financing in the past, there is neither a broad nor deep pool of institutional capital that is available to companies in the U.S. cannabis industry. There can be no assurance that additional financing, if raised privately, will be available to the Company when needed or on terms which are acceptable.

No Guaranteed Return

There is no guarantee that an investment in the SVS will earn any positive return in the short, medium, or long term. There is no assurance that holders of the SVS will receive cash distributions or any rate of return on, or repayment of, their investment in the SVS. In fact, an investor could lose its entire investment in the SVS.

Volatile Market Price of the Subordinate Voting Shares and Other Listed Securities

The market price of the SVS and other listed securities of the Company from time to time, cannot be predicted and has been and may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company’s control. This volatility may affect the ability of holders of SVS or such other securities to sell their securities at an advantageous price. Market price fluctuations in the SVS or such other securities may be due to the Company’s operating results failing to meet expectations of securities analysts or investors in any period, downward revision in securities analysts’ estimates, adverse changes in general market conditions or competitive, regulatory or economic trends, adverse changes in the economic performance or market valuations of companies in the industry in which the Company operates, acquisitions, dispositions, strategic partnerships, joint ventures, capital commitments or other material public announcements by the Company or its competitors or government and regulatory authorities, operating and share price performance of the companies that investors deem comparable to the Company, addition or departure of the Company’s executive officers and other key personnel, along with a variety of additional factors. These broad market fluctuations may adversely affect the market price of the SVS or such other securities.

Financial markets have at times historically experienced significant price and volume fluctuations that have particularly affected the market prices of equity and convertible securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the SVS and other listed securities of the Company from time to time, may decline even if the Company’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue or arise, the Company’s operations may be adversely impacted, and the trading price of the SVS and such other securities may be materially adversely affected.

Negative Cash Flow from Operating Activities

The Company has incurred operating losses in recent periods. The Company may not be able to achieve or maintain profitability and may continue to incur significant losses in the future. In addition, the Company expects to continue to increase operating expenses as it implements initiatives to continue to grow its business. If the Company’s revenues do not increase to offset its costs and operating expenses or if the Company is unable to raise financing to fund capital or operating expenditures or acquisitions, it could limit its growth and may have a material adverse effect upon the Company’s business, financial condition, cash flows, results of operations or prospects.

Sales by Existing Shareholders

Sales of a substantial number of SVS in the public market could occur at any time either by existing holders of SVS or by holders of Cresco Redeemable Shares (if issued) or Cresco Redeemable Units upon redemption of the same and issuance to such holders of the applicable PVS and their subsequent conversion to SVS. These sales, or the market perception that the holders of a large number of SVS, PVS, Cresco Redeemable Shares (if issued) or Cresco Redeemable Units intend to sell SVS, could reduce the market price of the SVS and other listed securities of the Company from time to time. If this occurs and continues, it could impair the Company’s ability to raise additional capital through the sale of securities.

Limited Market for Securities

Notwithstanding that the SVS are listed on the CSE, there can be no assurance that an active and liquid market for the SVS will develop or be maintained, and a Company shareholder may find it difficult to resell any securities of the Company.

Dividends

The Company has no earnings or dividend record and does not anticipate paying any dividends on the SVS in the foreseeable future. Dividends paid by the Company would be subject to tax and, potentially, withholding.

Tax

Canadian federal and provincial and U.S. federal and state tax issues should be taken into consideration prior to investing in the SVS. The return on an investor’s investment is subject to taxes and to changes in Canadian and U.S. tax laws. There can be no assurance that tax laws, regulations or judicial or administrative interpretations of these laws and regulations will change in a manner that fundamentally alters the tax consequences to investors holding or disposing of the SVS.

If you are purchasing the SVS outside of Canada, you should consult your own tax advisor for advice for your local jurisdiction.

RISKS ASSOCIATED WITH THE COMPANY’S INDEBTEDNESS

Substantial Indebtedness

On August 12, 2021, the Company closed on an agreement for a Senior Loan with an undiscounted principal balance of $400.0 million and an original issue discount of $13.0 million. A portion of proceeds from the Senior Loan were used to retire the existing Amended Term Loan, with the remainder to fund capital expenditures, and pursue other targeted growth initiatives within the U.S. cannabis sector. The Senior Loan has a stated maturity of August 12, 2026.

The Company’s substantial indebtedness could have important consequences. For example, it could:

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require the Company to dedicate a substantial portion of available cash flow to pay interest on its outstanding debt, which will reduce the funds available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•	limit flexibility in planning for and reacting to changes in the Company’s business and in the industry in which it operates;

•	increase the Company’s vulnerability to general adverse economic and industry conditions and to deterioration in operating results;

•	limit the Company’s ability to engage in strategic transactions or implement its business strategies;

•	limit the Company’s ability to borrow additional funds, or to refinance, repay or restructure its indebtedness; and

•	place the Company at a disadvantage compared to any competitors that have less debt.

Any of the factors listed above could materially and adversely affect the Company’s business and results of operations.

If the Company does not have sufficient cash flow to service its debt, the Company may be required to refinance all or part of its existing debt, sell assets, borrow more money, or sell securities, none of which the Company can guarantee it will be able to do.

The Company may be able to incur significant additional indebtedness in the future. Although the Senior Loan contains restrictions on the occurrence of additional indebtedness, these restrictions are subject to important qualifications and exceptions. If the Company incurs new indebtedness, the related risks, including those described above, could intensify.

The Company’s Ability to Service its Indebtedness Depends on Factors Beyond its Control

The Company’s ability to satisfy its debt obligations will depend principally upon its future operating performance. As a result, prevailing economic conditions and financial, business, regulatory and other factors, many of which are beyond the Company’s control, will affect its ability to make payments on its indebtedness.

The required repayment of the Senior Loan may be accelerated if, among other things, any governmental authority enforces a prohibition or ban on the Company’s business or if certain cannabis-related licenses are revoked, suspended, or canceled without replacement.

If the Company does not generate sufficient cash flow from operations to satisfy its debt service obligations, it may have to pursue alternative financing plans, such as refinancing or restructuring its indebtedness, selling assets, reducing or delaying capital investments, or seeking to raise additional capital. The Company’s ability to refinance or restructure its debt will depend on the capital markets, the prevailing regulatory environment and the Company’s financial condition at such time. In addition, the terms of the Senior Loan may restrict the Company from adopting some of these alternatives. The Company’s inability to generate sufficient cash flow to satisfy its debt service obligations, or to refinance its obligations on commercially reasonable terms, would have an adverse effect, which could be material, on the Company’s business, financial position, results of operations and cash flows.

Restrictive Covenants

The Senior Loan contains a number of restrictive covenants imposing significant operating and financial restrictions on the Company and some or all of its subsidiaries, including restrictions that may limit the Company’s ability to engage in acts that may be in its long-term best interests.

The Senior Loan includes covenants restricting, among other things, the ability of the Company and its subsidiaries to:

•	incur or guarantee additional debt;

•	pay dividends or make redemptions, repurchases or distributions, with respect to equity interests;

•	create or incur liens;

•	make loans or investments;

•	engage in mergers, acquisitions, amalgamations, asset sales and sale and leaseback transactions; and

•	engage in transactions with affiliates.

These restrictions are subject to important exceptions. In addition, the Company must maintain a minimum cash balance.

The operating and financial restrictions and covenants in the Senior Loan and any future financing agreements may adversely affect the Company’s ability to finance future operations or capital needs or to engage in other business activities. If a default occurs under the Senior Loan the lenders may, subject to certain cure periods, elect to declare all outstanding borrowings, together with accrued interest and other fees, to be immediately due and payable and enforce their security interest over certain of the Company’s assets. If the Company was unable to repay outstanding borrowings when due, the lenders would have the right to proceed against the collateral granted to them to secure the Senior Loan.

RISKS ASSOCIATED WITH THE BUSINESS OF THE COMPANY

COVID-19 Pandemic

The novel coronavirus commonly referred to as “COVID-19” was identified in December 2019 in Wuhan, China. On January 30, 2020, the World Health Organization declared the outbreak a global health emergency, and on March 11, 2020, the spread of COVID-19 was declared a pandemic by the World Health Organization. On March 13, 2020, the spread of COVID-19 was declared a national emergency by President Donald Trump. On February 24, 2021, President Joseph Biden published in the Federal Register and transmitted to the United States Congress a notice stating that the national emergency would continue in effect beyond March 1, 2021. The outbreak has spread throughout the world, causing companies and various international jurisdictions to impose restrictions such as quarantines, business closures and travel and gathering restrictions. While these effects are expected to be temporary, the duration of the business disruptions internationally and related financial impact cannot be reasonably estimated at this time.

The rapid development of the COVID-19 pandemic and the measures being taken by governments and private parties to respond to it are extremely fluid. Our priorities during the COVID-19 pandemic are protecting health and safety of our employees and our customers, following the recommended actions of government and health authorities. While the Company has continuously sought to assess the potential impact of the pandemic on its financial and operating results, any assessment is subject to extreme uncertainty as to probability, severity, and duration. The Company has attempted to assess the impact of the pandemic by identifying risks in the following principal areas:

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Mandatory Closure. In response to the early stages of the pandemic, many states and localities have implemented mandatory shutdowns of business to prevent the spread of COVID-19. Subsequently, the Company’s business was deemed an “essential service,” permitting the Company’s operations to stay open despite the mandatory closure of non-essential businesses. The mandatory closure that impacted the Company’s operations in 2020 were lifted, and the Company resumed full operations, albeit subject to various COVID-19 related precaution. The Company’s ability to generate revenue would be materially impacted by any future shut down of its operations.

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Customer Impact. While the Company has not noticed an overall downturn in demand for its products in connection with the pandemic, if its customers become ill with COVID-19 or any of its variants (including the delta and omicron variants), are forced to quarantine, decide to self-quarantine or not to visit its dispensaries or distribution points to observe “social distancing”, it may have a material negative impact on demand for its products while the pandemic continues. While the Company is seeking to implement measures, where permitted, such as “curbside” sales and delivery, to reduce infection risk to its customers, regulators may not permit such measures, or such measures may not prevent a reduction in demand.

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Supply Chain Disruption. The Company relies on third-party suppliers for equipment and services to produce its products and keep its operations going. If its suppliers are unable to continue operating due to mandatory closures or other effects of the pandemic, it may negatively impact its own ability to continue operating. At this time, the Company has not experienced any failure to secure critical supplies or services. However, disruptions in our supply chain may affect our ability to continue certain aspects of the Company’s operations or may significantly increase the cost of operating its business and significantly reduce its margins.

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Staffing Disruption. The Company is, for the time being, implementing among its staff where feasible “social distancing” measures recommended by such bodies as the Center of Disease Control, the Presidential Administration, as well as state and local governments. The Company has built a Wellness Team to track CDC guidance and administer protocols in line with such guidance. The Company has canceled nonessential travel by employees, implemented remote meetings where possible, and permitted all staff who can work remotely to do so. For those whose duties require them to work on-site, measures have been implemented to reduce infection risk, such as reducing contact with customers, mandating additional cleaning of workspaces and hand disinfection, and providing masks and gloves to certain personnel. Nevertheless, despite such measures, the Company may find it difficult to ensure that its operations remain staffed due to employees falling ill with COVID-19 or its variants, becoming subject to quarantine, or deciding not to come to work on their own volition to avoid infection. At certain locations, the Company has experienced increased absenteeism due to the pandemic. If such absenteeism increases, the Company may not be able, including through replacement and temporary staff, to continue to operate in some or all locations.

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Regulatory Backlog. Regulatory authorities, including those that oversee the cannabis industry on the state level, are heavily occupied with their response to the pandemic. These regulators as well as other executive and legislative bodies in the states in which we operate may not be able to provide the level of support and attention to day-to-day regulatory functions as well as to needed regulatory development and reform that they would otherwise have provided. Such regulatory backlog may materially hinder the development of the Company’s business by delaying such activities as product launches, facility openings and business acquisitions, thus materially impeding development of its business.

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Limited Availability of Vaccine. On March 2, 2021, President Biden stated that the US will have sufficient COVID-19 vaccine supply for all adults by the end of May 2021. Actual delivery of the vaccines to individuals, however, is controlled by state and local governments using various prioritization criteria and states continue to impose activity limitations and other precautions on businesses during this period until the vaccine is widely disseminated. In addition, there can be no assurance of when the Company’s employees in any particular jurisdiction will be able to access the vaccine. Moreover, there can be no assurance that all employees will choose to avail themselves of the vaccine or, if so, when they will choose to do so. The same applies to the Company’s patients, customers, regulators, and suppliers. Consequently, the COVID-19 risk factors described above continue to be applicable.

The Company is actively addressing the risk to business continuity represented by each of the above factors through the implementation of a broad range of measures throughout its structure and is re-assessing its response to the COVID-19 pandemic on an ongoing basis, including COVID-19 prevention training for all staff, a mask policy that has evolved with federal, state and local developments, health screening all individuals prior to entry into Company facilities, increased HVAC filtering efficiency at Company facilities, altering staffing schedules to reduce impacts to business. Additionally, the Company has built a Wellness Team to help administer protocols based on current CDC guidance. While it is not possible at this time to estimate the impact that COVID-19 (or any other actual or potential pandemic) could have on the Company’s business, the above risks individually or collectively may have a material impact on the Company’s ability to generate revenue. Implementing measures to remediate the risks identified above may materially increase our costs of doing business, reduce our margins and potentially result in losses. The extent to which the COVID-19 outbreak impact impacts our results will depend on future developments that are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of the virus or any of its variants and the actions to contain its impact. Because cannabis remains federally illegal, it is possible that we would not be eligible to participate in any government relief programs (such as federal loans or access to capital) resulting from COVID-19 or any other actual or potential pandemic. While the Company is not currently in financial distress, if the Company’s financial situation materially deteriorates as a result of the impact of the pandemic, the Company could eventually be unable to meet its obligations to third parties, including observing financial covenants under the Senior Loan. See the “Risk Factors – Substantial Indebtedness” and “Risk Factors – Restrictive Covenants” sections, above for greater detail.

U.S. Federal Regulation

MARIJUANA IS ILLEGAL UNDER U.S. FEDERAL LAW AND ENFORCEMENT OF RELEVANT LAWS IS A SIGNIFICANT RISK.

The Company could be found to be violating laws related to medical cannabis. For an overview of the U.S. cannabis regulatory environment, see the “Description of the Business – United States Regulatory Environment” section, above. Below is a summary of the potential risks related to federal and state-level laws related to the operations of the Company.

Risk of U.S. Federal Law Proceedings Against the Company

Potential proceedings under U.S. federal law could involve significant restrictions being imposed upon the Company or third parties, while diverting the attention of key executives. Such proceedings could have a material adverse effect on the Company’s business, revenues, operating results, and financial condition, as well as the Company’s reputation, even if such proceedings were concluded successfully in favor of the Company. In the extreme case, such proceedings could ultimately involve the prosecution of key executives of the Company or the seizure of corporate assets. However, as of the date hereof, the Company has obtained legal advice in respect thereof that proceedings of this nature have historically been sufficiently uncommon to be characterized as remote absent a shift by federal authorities to a more aggressive enforcement approach. The Company has also received advice from its legal counsel regarding the potential exposure and implications arising from U.S. federal law generally. As the legal landscape at both the U.S. federal level and the state level is evolving, all such legal advice is historical in nature, and is only effective up to the date such advice was received.

Following the issuance of the Sessions Memo and the Barr Comments, the Company continues to look to the guidelines of the Cole Memo as an industry best practice and continues to do the following to ensure compliance with the Cole Memo:

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ensuring the operations of its subsidiaries are compliant with all licensing requirements that are set forth with regards to cannabis operation by the applicable state, county, municipality, town, township, borough, and other political/administrative divisions. To this end, the Company retains appropriately experienced legal counsel and other professionals to conduct the necessary due diligence to ensure compliance of such operations with all applicable;

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the activities relating to the cannabis business adhere to the scope of the licensing obtained. Accordingly, in the states where only medical cannabis is permitted, the products are only sold to patients who hold the necessary documentation to permit the possession of the cannabis; and in the states where cannabis is permitted for adult-use, the products are only sold to individuals who meet the requisite age requirements;

•

the Company only works through licensed operators, which must pass a range of requirements, adhere to strict business practice standards, and be subjected to strict regulatory oversight whereby sufficient checks and balances ensure that no revenue is distributed to criminal enterprises, gangs and cartels; and

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the Company conducts reviews of products and product packaging to ensure that the products comply with applicable regulations and contain necessary disclaimers about the contents of the products to prevent adverse public health consequences from cannabis use and prevent impaired driving.

The Company will continue to monitor compliance on an ongoing basis in accordance with its compliance program and standard operating procedures. While the Company’s operations are in full compliance with all applicable state laws, regulations and licensing requirements, such activities remain illegal under U.S. federal law. For the reasons described above and the risks further described below, there are significant risks associated with the business of the Company.

FDA or Bureau of Alcohol, Tobacco, Firearms and Explosives (“BATFE”) Regulation

Cannabis remains a Schedule I controlled substance under U.S. federal law. If the federal government reclassifies cannabis to a Schedule II controlled substance, it is possible that the FDA would seek to regulate cannabis under the Food, Drug and Cosmetics Act of 1938. Additionally, the FDA may issue rules and regulations, including good manufacturing practices, related to the growth, cultivation, harvesting, processing, and labeling of medical cannabis. Clinical trials may be needed to verify the efficacy and safety of cannabis. It is also possible that the FDA would require facilities where medical-use cannabis is grown to register with the FDA and comply with certain federally prescribed regulations. In the event that some or all of these regulations are imposed, the impact they would have on the cannabis industry is unknown, including the costs, requirements and possible prohibitions that may be enforced. If we are unable to comply with the potential regulations or registration requirements prescribed by the FDA, it may have an adverse effect on our business, prospects, revenue, results of operation and financial condition.

It is also possible that the federal government could seek to regulate cannabis under the U.S. BATFE. The BATFE may issue rules and regulations related to the use, transporting, sale and advertising of cannabis or cannabis products, including smokeless cannabis products.

Variation in State Regulations

Variations in state and local regulation, and enforcement in states that have legalized cannabis, may restrict cannabis-related activities, including activities related to state-regulated medical and adult-use cannabis, which may negatively impact the Company’s revenues and prospective profits.

The cannabis laws of each state are not necessarily consistent with those of other states. A number of states have decriminalized cannabis to varying degrees, other states have created exemptions specifically for medical cannabis, and several have decriminalization, adult-use, and medical cannabis laws. Despite the current state of the federal law and the CSA, the states of Arizona, California, Connecticut, Nevada, Massachusetts, Maine, Michigan, New Jersey, New Mexico, New York, Illinois, Montana, Washington, Oregon, Colorado, Vermont, Virginia, Alaska, and the District of Columbia, have legalized adult-use of cannabis. Adult-use sales have not yet begun in Connecticut, New Jersey, New Mexico, New York, Vermont, and Virginia. Additionally, although the District of Columbia voters passed a ballot initiative in November 2014, no adult-use operations exist yet because of a prohibition on using funds for regulation within a federal appropriations amendment to local District spending powers.

There is no guarantee that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local government authorities will not limit the applicability of state laws within their respective jurisdictions. In most states, the cultivation of marijuana for personal use continues to be prohibited except for those states that allow small-scale cultivation by a medical cannabis card holder or that person’s caregiver. Active enforcement of state laws that prohibit personal cultivation of cannabis may indirectly and adversely affect the Company’s business and our revenue and profits.

The Company is in compliance with and has obtained legal advice with respect to its compliance with, U.S. state laws and the related licensing framework of Illinois, Pennsylvania, Ohio, California, Arizona, Florida, Maryland, New York, Massachusetts and Michigan, applicable to its respective business operations.

Change of Cannabis Laws

It is possible that U.S. federal or state legislation could be enacted in the future that would prohibit the Company from selling cannabis and cannabis products, and if such legislation were enacted, the Company’s revenues could decline, leading to a loss of shareholder investment. Additionally, it is possible that regulatory bodies could impose new restrictions on our ability to operate in the U.S., which could lead to a loss of shareholder investment.

U.S. State Regulatory Uncertainty

The rulemaking process for cannabis operators at the state level in any state will be ongoing and result in frequent changes. As a result, a compliance program is essential to manage regulatory risk. All operating policies and procedures implemented in the operation will be compliance-based and derived from the state regulatory structure governing ancillary cannabis businesses and their relationships to state-licensed or permitted cannabis operators, if any. Notwithstanding the Company’s efforts, regulatory compliance, and the process of obtaining regulatory approvals can be costly and time-consuming. No assurance can be given that the Company will receive the requisite licenses, permits or cards to operate its businesses.

In addition, local laws and ordinances could restrict the Company’s business activity. Although legal under the laws of the states in which the Company’s business will operate, local governments have the ability to limit, restrict, and ban cannabis businesses from operating within their jurisdiction. Land use, zoning, local ordinances, and similar laws could be adopted or changed, and have a material adverse effect on the Company’s business.

The Company is aware that proportionate states are considering special taxes or fees on businesses in the marijuana industry. Illinois has, for example, imposed a license transfer surtax. It is a potential yet unknown risk at this time that other states are in the process of reviewing such additional fees and taxation. This could have a material adverse effect upon the Company’s business, results of operations, financial condition, or prospects.

The Company is required to obtain or renew government permits and licenses for its current and contemplated operations. Obtaining, amending, or renewing the necessary governmental permits and licenses can be a time-consuming process potentially involving numerous regulatory agencies, involving public hearings and costly undertakings on the Company’s part. The duration and success of the Company’s efforts to obtain, amend and renew permits and licenses are contingent upon many variables not within its control, including the interpretation of applicable requirements implemented by the relevant permitting or licensing authority. The Company may not be able to obtain, amend or renew permits or licenses that are necessary to its operations. Any unexpected delays or costs associated with the permitting and licensing process could impede the ongoing or proposed operations of the Company. To the extent necessary permits or licenses are not obtained, amended, or renewed, or are subsequently suspended or revoked, the Company may be curtailed or prohibited from proceeding with its ongoing operations or planned development and commercialization activities. Such curtailment or prohibition may result in a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

The Company may become involved in a number of government or agency proceedings, investigations, and audits. The outcome of any regulatory or agency proceedings, investigations, audits, and other contingencies could harm the Company’s reputation, require the Company to take, or refrain from taking, actions that could harm its operations or require the Company to pay substantial amounts of funds, harming its financial condition. There can be no assurance that any pending or future regulatory or agency proceedings, investigations and audits will not result in substantial costs or a diversion of management’s attention and resources or have a material adverse impact on the Company’s business, financial condition, results of operations or prospects.

Risk of Legal, Regulatory or Political Change

Delays in the enactments of new state or U.S. federal regulations could restrict the ability of the Company to reach strategic growth targets and lower return on investor capital. The strategic growth strategy of the Company is reliant upon certain federal and state regulations being enacted to facilitate the legalization of medical and adult-use marijuana. If such regulations are not enacted, or enacted but subsequently repealed or amended, or enacted with prolonged phase-in periods, the growth targets of the Company, and thus, the effect on the return of investor capital, could be detrimental. The Company is unable to predict with certainty when and how the outcome of these complex regulatory and legislative proceedings will affect its business and growth.

The Company’s business activities will rely on newly established and/or developing laws and regulations in the states in which it operates. These laws and regulations are rapidly evolving and subject to change with minimal notice. Regulatory changes may adversely affect the Company’s profitability or cause it to cease operations entirely. The cannabis industry may come under the scrutiny or further scrutiny by the FDA, SEC, the DOJ, the Financial Industry Regulatory Advisory or other U.S. federal or applicable state or nongovernmental regulatory authorities or self-regulatory organizations that supervise or regulate the production, distribution, sale, or use of cannabis for medical or nonmedical purposes in the United States. Further, there is no guarantee that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. If the U.S. federal government begins to enforce federal laws relating to cannabis in states where the sale and use of cannabis is currently legal, or if existing applicable state laws are repealed or curtailed, the Company’s business, results of operations, financial condition and prospects would be materially adversely affected. It is also important to note that local and city ordinances may strictly limit and/or restrict disbursement of marijuana in a manner that will make it extremely difficult or impossible to transact business that is necessary for the continued operation of the marijuana industry. It is impossible to determine the extent of the impact of any new laws, regulations or initiatives that may be proposed, or whether any proposals will become law. The regulatory uncertainty surrounding the industry may adversely affect the business and operations of the Company, including without limitation, the costs to remain compliant with applicable laws and the impairment of its business or the ability to raise additional capital.

The Company is aware that multiple states are considering special taxes or fees on businesses in the marijuana industry. It is a potential yet unknown risk at this time that other states are in the process of reviewing such additional fees and taxation. This could have a material adverse effect upon the Company’s business, results of operations, financial condition, or prospects.

The commercial medical and adult-use marijuana industry is in its infancy and the Company anticipates that such regulations will be subject to change as the jurisdictions in which the Company does business matures. The Company has in place a detailed compliance program with dedicated staff who oversee, maintain, and implement the compliance program and personnel. In addition to the Company’s robust legal and compliance departments, the Company also has local regulatory/compliance counsel engaged in every jurisdiction in which it operates. The Company’s compliance program emphasizes security and inventory control to ensure strict monitoring of cannabis and inventory from delivery by a licensed distributor to sale or disposal. Additionally, the Company has created comprehensive standard operating procedures that include detailed descriptions and instructions for monitoring inventory at all stages of development and distribution. The Company will continue to monitor compliance on an ongoing basis in accordance with its compliance program, standard operating procedures, and any changes to regulation in the marijuana industry.

Overall, the medical and adult-use marijuana industry is subject to significant regulatory change at both the state and federal level. The inability of the Company to respond to the changing regulatory landscape may cause it to not be successful in capturing significant market share and could otherwise harm its business, results of operations, financial condition, or prospects.

The Company is aware that multiple states are considering special taxes or fees on businesses in the marijuana industry. It is a potential yet unknown risk at this time that other states are in the process of reviewing such additional fees and taxation. This could have a material adverse effect upon the Company’s business, results of operations, financial condition, or prospects.

WARNING TO CANADIAN INVESTORS - Canadian Investors May be Barred from Entering the U.S.

Todd Owen, former executive assistant commissioner for the Office of Field Operations of the U.S. Customs and Border Protection Agency (“CBP”) has stated that Canadians who work in the marijuana industry and those who invest in the cannabis sector risk a lifetime ban on travel to the U.S. The CBP will continue to apply long-standing U.S. federal laws and regulations that treat marijuana as a banned substance and participants in the cannabis industry as drug traffickers who are inadmissible into the U.S. Although some U.S. states have eased marijuana laws, the U.S. continues to maintain a federal prohibition that applies at the border. CBP officials are not planning to go out of their way to interrogate every Canadian traveler about marijuana use. However, other factors may cause them to raise the topic. In July 2018, a venture capitalist from Vancouver, British Columbia who had invested more than $100,000 into legal American cannabis companies, was denied entry to the U.S. and barred from future entry as his investments were deemed to be assisting and abetting in the illicit trafficking of drugs.

On September 21, 2018, CBP released a statement outlining its current position with respect to enforcement of the laws of the United States. It stated that Canada’s legalization of cannabis will not change CBP enforcement of United States laws regarding controlled substances and because cannabis continues to be a controlled substance under United States law, working in or facilitating the proliferation of the legal cannabis industry in U.S. states where it is deemed legal, or Canada may affect admissibility to the United States. As a result, CBP has affirmed that, employees, directors, officers, managers, and investors of companies involved in business activities related to cannabis in the United States or Canada (such as the Company), who are not United States citizens face the risk of being barred from entry into the United States for life. As described above, on October 9, 2018, CBP released an additional statement regarding the admissibility of Canadian citizens working in the legal cannabis industry. CBP stated that a Canadian citizen working in or facilitating the proliferation of the legal cannabis industry in Canada coming into the United States for reasons unrelated to the cannabis industry will generally be admissible to the United States; however, if such person is found to be coming into the United States for reasons related to the cannabis industry, such person may be deemed inadmissible.

Internal Controls

The failure to implement and maintain proper and effective internal controls and disclosure controls could result in material weaknesses in the Company’s financial reporting, such as errors in its financial statements and in the accompanying footnote disclosures that could require restatements. Investors may lose confidence in the Company’s reported financial information and disclosure, which could negatively impact its share price.

The Company does not expect that its internal controls over financial reporting will prevent all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. Over time, controls may become inadequate because changes in conditions or deterioration in the degree of compliance with policies or procedures may occur. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Limited Operating History

As a high-growth enterprise, Cresco does not have a history of profitability. The Company is therefore subject to many of the risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial, and other resources, and lack of revenues. There is no assurance that the Company will be successful in achieving a return on shareholders’ investment and the likelihood of success must be considered in light of the early stage of operations.

Reliance on Management

The success of the Company is dependent upon the ability, expertise, judgment, discretion, and good faith of its senior management. While employment agreements or management agreements are customarily used as a primary method of retaining the services of key employees, these agreements cannot assure the continued services of such employees. Any loss of the services of such individuals could have a material adverse effect on the Company’s business, operating results, financial condition, or prospects.

Competition

There is potential that the Company will face intense competition from other companies, some of which can be expected to have longer operating histories and more financial resources and experience than the Company. Increased competition by larger and better-financed competitors could materially and adversely affect the business, financial condition, results of operations, or prospects of the Company.

Because of the early stage of the industry in which the Company operates, the Company expects to face additional competition from new entrants. To become and remain competitive, the Company will require research and development, marketing, sales, and support. The Company may not have sufficient resources to maintain research and development, marketing, sales, and support efforts on a competitive basis which could materially and adversely affect the business, financial condition, results of operations, or prospects of the Company.

Difficulty in Recruiting and Retaining Management and Key Personnel

The Company’s future success depends on its key executive officers and its ability to attract, retain, and motivate qualified personnel.

Future success largely depends upon the continued services of the Company’s executive officers and management team. If one or more of the executive officers are unable or unwilling to continue in their present positions, replacements may not be readily available, if at all. Additionally, the Company may incur additional expenses to recruit and retain new executive officers. If any of the executive officers joins a competitor or forms a competing corporation, we may lose some or all of our customers. Finally, we do not maintain “key person” life insurance on any of our executive officers. Because of these factors, the loss of the services of any of these key persons could adversely affect our business, financial condition, and results of operations, and thereby an investment in the SVS.

The continuing ability to attract and retain highly qualified personnel will also be critical to the reporting issuer’s success because it will need to hire and retain additional personnel as the business grows. There can be no assurance that highly qualified personnel will be retained or available. Due to the competition for skilled personnel in the U.S. cannabis industry, it is difficult and expensive to attract, hire, and retain qualified managers and employees. Because of these factors, the Company may not be able to effectively manage or grow its business, which could adversely affect its financial condition and the value of any investment in the Company could be significantly reduced or completely lost.

Unreliability of Forecasts

Any forecasts made by the Company about its operations may prove to be inaccurate. The Company must, among other things, determine appropriate risks, rewards, and level of investment in its product lines, respond to economic and market variables outside of its control, respond to competitive developments and continue to attract, retain, and motivate qualified employees. There can be no assurance that the Company will be successful in meeting these challenges and addressing such risks and the failure to do so could have a materially adverse effect on our business, results of operations, and financial condition. The prospects of the Company must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in the early stage of development. As a result of these risks, challenges, and uncertainties, the value of any investment in the Company could be significantly reduced or completely lost.

Managing Growth

The Company may not be able to effectively manage its growth or improve its operational, financial, and management information systems, which would impair its results of operations.

The Company intends to expand the scope of its operations and activities significantly. If it is successful in executing its business plan, it will experience growth that could place a significant strain on its business operations, finances, management, and other resources.

The factors that may place strain on the Company’s resources include, but are not limited to, the following:

1.	the need for continued development of financial and information management systems;

2.	the need to manage strategic relationships and agreements with manufacturers, customers, and partners; and

3.	difficulties in hiring and retaining skilled management, technical, and other personnel necessary to support and manage the business.

Additionally, the strategy of the Company envisions a period of rapid growth that may impose a significant burden on its administrative and operational resources. The ability to effectively manage growth will require it to substantially expand the capabilities of its administrative and operational resources and to attract, train, manage, and retain qualified management and other personnel. There can be no assurance that the Company will be successful in recruiting and retaining new employees or retaining existing employees.

The Company cannot provide assurances that its management will be able to manage this growth effectively and the failure to successfully manage growth could result in its sales not increasing commensurately with capital investments or otherwise materially adversely affecting the business, financial condition, or results of operations.

Inability to Innovate and Find Efficiencies

If the Company is unable to continually innovate and increase efficiencies, our ability to attract new customers may be adversely affected. In the area of innovation, the Company must be able to develop new technologies and products that appeal to its customers. This depends, in part, on the technological and creative skills of the Company’s personnel and on our ability to protect our intellectual property rights. The Company may not be successful in the development, introduction, marketing, and sourcing of new technologies or innovations, that satisfy customer needs, achieve market acceptance, or generate satisfactory financial returns.

Website

Prospective customers may be deterred from doing business with the Company with a significant nationwide online presence because of fears of U.S. federal or state enforcement of laws prohibiting possession and sale of medical or adult-use marijuana.

The Company’s website is visible in jurisdictions where medicinal and/or adult-use of marijuana is not permitted and, as a result, the Company may be found to be violating the laws of those jurisdictions. The Company could lose potential customers as they could fear federal prosecution for buying its marijuana, reducing its revenue.

Operational Risk

The Company will be affected by a number of operational risks, and it may not be adequately insured for certain risks, including: labor disputes; catastrophic accidents; fires; blockades or other acts of social activism; changes in the regulatory environment; impact of non-compliance with laws and regulations; natural phenomena, such as inclement weather conditions, floods, earthquakes and ground movements. There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, the Company’s properties, grow facilities and extraction facilities, personal injury or death, environmental damage, adverse impacts on the Company’s operations, costs, monetary losses, potential legal liability and adverse governmental action, any of which could have an adverse impact on the Company’s future cash flows, earnings and financial condition. Also, the Company may be subject to or affected by liability or sustain loss for certain risks and hazards against which the Company cannot insure or which the Company may elect not to insure because of the cost. This lack of insurance coverage could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Reliance on Third-Party Suppliers, Manufacturers and Contractors; Reliance on Key Inputs

The Company’s business is dependent on a number of key inputs from third-parties and their related costs including raw materials and supplies related to its cultivation and production operations, as well as electricity, water and other local utilities. Due to the uncertain regulatory landscape for regulating cannabis in the U.S., the Company’s third-party suppliers, manufacturers and contractors may elect, at any time, to decline or withdraw services necessary for the Company’s operations. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs from third-parties could materially impact the business, financial condition and operating results of the Company. Some of these inputs may only be available from a single supplier or a limited group of suppliers in the future. If the Company becomes reliant upon a sole source supplier and it was to go out of business or suspend services, the Company might be unable to find a replacement for such source in a timely manner or at all. Similarly, if any future sole source supplier were to be acquired by a competitor, that competitor may elect not to sell to the Company in the future. Additionally, any supplier could at any time suspend or withdraw services. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the Company’s business, financial condition and operating results.

Failure to Complete Acquisitions

The Company currently expects to complete certain acquisitions in the future. These acquisitions are subject to a number of customary closing conditions including in certain instances, regulatory approval and may not close for a variety of reasons including if the closing conditions are not satisfied or waived, some of which may not be within the control of the Company. In addition, even if these transactions were to be completed, they may not close on terms or within the timing currently expected, and there can be no assurance that the Company’s business will ultimately benefit from these transactions. The Company’s acquisition strategy may result in the Company failing to realize the growth opportunities and synergies currently anticipated due to, among other things, challenges associated with integration of the operations and personnel of the Company with potential acquisition targets and the ability of the combined company to attract capital.

If one or more of these transactions do not close or are completed pursuant to terms or timelines different than expected, it could have an adverse effect on the Company’s future capital plans and require the Company to reallocate funds. Failure to complete the Company’s proposed or contemplated acquisitions could have a material adverse effect on the Company’s business, financial condition and results of operations.

Permits and Authorizations

The Company may not be able to obtain or maintain the necessary licenses, permits, authorizations, or accreditations, or may only be able to do so at great cost, to operate its medical marijuana business. In addition, the Company may not be able to comply fully with the wide variety of laws and regulations applicable to the medical marijuana industry. Failure to comply with or to obtain or maintain the necessary licenses, permits, authorizations, or accreditations could result in restrictions on our ability to operate the medical marijuana business, which could have a material adverse effect on our business.

Potential for Conflict of Interest

All decisions to be made by such directors and officers involving the Company are required to be made in accordance with their duties and obligations to act honestly and in good faith with a view to the best interests of the Company. In addition, such directors and officers are required to declare their interests in, and such directors are required to refrain from voting on any matter in which they may have a material conflict of interest. For a description of certain risks associated with the Company’s multi-class voting structure, see “Founder Voting Control.”

Certain of the Company’s directors and officers are, and may continue to be, or may become, involved in other business ventures through their direct and indirect participation in, among other things, corporations, partnerships and joint ventures, that are or may become competitors of the products and services the Company provides or intends to provide. Situations may arise in connection with potential acquisitions or opportunities where the other interests of these directors’ and officers’ conflict with or diverge from the Company’s interests. In accordance with applicable corporate law, directors who have a material interest in a contract or transaction or a proposed contract or transaction with the Company that is material to the Company are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the transaction. This does not impact the directors’ and officers’ obligation to act honestly and in good faith with a view to the Company’s best interests. However, in conflict-of-interest situations, the Company’s directors and officers may owe the same duty to another company and will need to balance their competing interests with their duties to the Company. Circumstances (including with respect to future corporate opportunities) may arise that may be resolved in a manner that is unfavorable to the Company.

Difficulty in Enforcing Judgments and Effecting Service of Process on Directors and Officers

Most of the directors and officers of the Company reside outside of Canada. Some or all of the assets of such persons may be located outside of Canada. Therefore, it may not be possible for Company shareholders to collect or to enforce judgments obtained in Canadian courts predicated upon the civil liability provisions of applicable Canadian securities laws against such persons. Moreover, it may not be possible for Company shareholders to effect service of process within Canada upon such persons.

Intellectual Property

If the Company fails to protect its intellectual property, its business could be adversely affected. Viability will depend, in part, on the Company’s ability to develop and maintain the proprietary aspects of its technology to distinguish its products from its competitors’ products. The Company relies on copyrights, trademarks, trade secrets, and confidentiality provisions to establish and protect our intellectual property.

The Company will not be able to register any United States federal trademarks for its cannabis products due to producing, manufacturing, processing, possessing, distributing, selling, and using cannabis being a crime under the CSA. The United States Patent and Trademark Office (“USPTO”) will not permit the registration of any trademark that identifies cannabis products. As a result, the Company likely will be unable to protect its cannabis product trademarks beyond the common law and geographic areas in which it conducts business. The use of its trademarks outside the states in which it operates by one or more other persons could have a material adverse effect on the value of such trademarks.

The Company may face future challenges and risks in registering patents, although the risk level is unclear due to the USPTO’s acceptance of patents with cannabis oil and cannabinoids within the underlying processes or novel art.

Any infringement or misappropriation of the Company’s intellectual property could damage its value and limit its ability to compete. The Company may have to engage in litigation to protect the rights to its intellectual property, which could result in significant litigation costs and require a significant amount of its time. In addition, the Company’s ability to enforce and protect its intellectual property rights may be limited in certain countries outside the U.S., which could make it easier for competitors to capture market position in such countries by utilizing technologies that are similar to those developed or licensed by the Company.

Competitors may also harm the Company’s sales by designing products that mirror the capabilities of its products or technology without infringing on its intellectual property rights. If the Company does not obtain sufficient protection for its intellectual property, or if it is unable to effectively enforce its intellectual property rights, its competitiveness could be impaired, which would limit its growth and future revenue.

The Company may also find it necessary to bring infringement or other actions against third-parties to seek to protect its intellectual property rights. Litigation of this nature, even if successful, is often expensive and time-consuming to prosecute and there can be no assurance that the Company will have the financial or other resources to enforce its rights or be able to enforce its rights or prevent other parties from developing similar technology or designing around its intellectual property.

Although the Company believes that its technology does not and will not infringe upon the patents or violate the proprietary rights of others, it is possible such infringement or violation has occurred or may occur, which could have a material adverse effect on the business.

The Company is not aware of any infringement by it of any person’s or entity’s intellectual property rights. In the event that products sold by the Company are deemed to infringe upon the patents or proprietary rights of others, the Company could be required to modify its products or obtain a license for the manufacture and/or sale of such products or cease selling such products. In such event, there can be no assurance that the Company would be able to do so in a timely manner, upon acceptable terms and conditions, or at all, and the failure to do any of the foregoing could have a material adverse effect upon the Company’s business.

There can be no assurance that the Company will have the financial or other resources necessary to enforce or defend a patent infringement or proprietary rights violation action. If the Company’s products or proposed products are deemed to infringe or likely to infringe upon the patents or proprietary rights of others, the Company could be subject to injunctive relief and, under certain circumstances, become liable for damages, which could also have a material adverse effect on the Company’s business and its financial condition.

Information Technology Systems and Cyber-Attacks

The Company’s operations depend, in part, on how well it and its suppliers protect networks, equipment, information technology (“IT”) systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as preemptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

The Company has not experienced any material losses to date relating to cyber-attacks or other information security breaches, but there can be no assurance that the Company will not incur such losses in the future. While the Company has a formal Cyber Security Program led by Senior Vice President of IT Security, the Company’s risk and exposure to these matters cannot be fully mitigated primarily due to the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remains a priority. As cyber threats continue to evolve, the Company will expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Trade Secrets

The Company’s trade secrets may be difficult to protect as it depends upon the skills, knowledge, and experience of its scientific and technical personnel, consultants, and advisors, as well as licensors and contractors. Because of the highly competitive nature of the U.S. cannabis industry, the Company relies in part on trade secrets to protect its proprietary technology and processes. However, trade secrets are difficult to protect. The Company enters into confidentiality or non-disclosure agreements with its corporate partners, employees, consultants, outside scientific collaborators, developers, and other advisors. These agreements generally require that the receiving party keep confidential and not disclose to third-parties confidential information developed by the receiving party or made known to the receiving party by the Company during the course of the receiving party’s relationship with the Company. These agreements also generally provide that inventions conceived by the receiving party in the course of rendering services to the Company will be the Company’s exclusive property, and the Company enters into assignment agreements to perfect its rights.

These confidentiality, inventions, and assignment agreements may be breached and may not effectively assign intellectual property rights to the Company. Trade secrets also could be independently discovered by competitors, in which case the Company would not be able to prevent the use of such trade secrets by competitors. The enforcement of a claim alleging that a party illegally obtained and was using the Company’s trade secrets could be difficult, expensive, and time-consuming and the outcome would be unpredictable. In addition, courts outside the U.S. may be less willing to protect trade secrets. The failure to obtain or maintain meaningful trade secret protection could adversely affect the Company’s competitive position.

Lack of Access to U.S. Bankruptcy Protections

Because the use of cannabis is illegal under U.S. federal law, many courts have denied cannabis businesses bankruptcy protections, thus making it very difficult for lenders to recoup their investments in the cannabis industry in the event of a bankruptcy. If the Company were to experience a bankruptcy, there is no guarantee that U.S. federal bankruptcy protections would be available to the Company, which would have a material adverse effect.

Fluctuations in Currency Exchange Rates

Fluctuations in currency exchange rates may significantly and adversely impact Cresco’s financial position and results. Cresco does not have in place a policy for managing or controlling foreign currency risks since, to date, its primary activities have not resulted in material exposure to foreign currency risk.

Insurance Coverage

There is a risk that a greater number of state regulatory agencies will begin requiring entities engaged in certain aspects of the business or industry of legal marijuana to post a bond or significant fees when applying, for example, for a dispensary license or renewal as a guarantee of payment of sales and franchise tax. Cresco is not able to quantify at this time the potential scope for such bonds or fees in the states in which it currently or may in the future operate. Any bonds or fees of material amounts could have a negative impact on the ultimate success of the Company’s business.

The Company’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, accidents, labor disputes and changes in the regulatory environment. Such occurrences could result in damage to assets, personal injury or death, environmental damage, delays in operations, monetary losses, and possible legal liability.

The Company’s insurance coverage may be inadequate to cover all significant risk exposures as it will be exposed to liabilities that are unique to the products we provide. While the Company intends to maintain insurance for certain risks, the amount of its insurance coverage may not be adequate to cover all claims or liabilities, and it may be forced to bear substantial costs resulting from risks and uncertainties of its business. It is also not possible to obtain insurance to protect against all operational risks and liabilities. The failure to obtain adequate insurance coverage on terms favorable to the Company, or at all, could have a material adverse effect on its business, financial condition, and results of operations. The Company has business interruption insurance. However, a significant business disruption or natural disaster could result in substantial costs and diversion of resources.

Anti-money Laundering Laws and Regulations

The Company is subject to a variety of laws and regulations domestically and in the U.S. that involve money laundering, financial recordkeeping and proceeds of crime, including the Currency and Foreign Transactions Reporting Act of 1970 (commonly known as the Bank Secrecy Act), as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001

(USA PATRIOT Act), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended and the rules and regulations thereunder, the Criminal Code (Canada) and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the U.S. and Canada.

In February 2014, the FinCEN of the Treasury Department issued a memorandum (the “FinCEN Memo”) providing instructions to banks seeking to provide services to marijuana-related businesses. The FinCEN Memo states that in some circumstances, it is permissible for banks to provide services to marijuana-related businesses without risking prosecution for violation of U.S. federal money laundering laws. It refers to supplementary guidance that then Deputy Attorney General Cole issued to U.S. federal prosecutors relating to the prosecution of money laundering offenses predicated on marijuana-related violations of the CSA. It is unclear at this time whether the current administration will follow the guidelines of the FinCEN Memo.

In the event that any of the Company’s operations, or any proceeds thereof, any dividends or distributions therefrom, or any profits or revenues accruing from such operations in the U.S. were found to be in violation of money laundering legislation or otherwise, such transactions may be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation. This could restrict or otherwise jeopardize the ability of the Company to declare or pay dividends, affect other distributions, or subsequently repatriate such funds back to Canada. Furthermore, while the Company has no current intention to declare or pay dividends on its common shares in the foreseeable future, in the event that a determination was made that the Company’s proceeds from operations (or any future operations or investments in the U.S.) could reasonably be shown to constitute proceeds of crime, the Company may decide or be required to suspend declaring or paying dividends without advance notice and for an indefinite period of time.

Risk of Civil Asset Forfeiture

Because the cannabis industry remains illegal under U.S. federal law, any property owned by participants in the cannabis industry which are either used in the course of conducting such business, or are the proceeds of such business, could be subject to seizure by law enforcement and subsequent civil asset forfeiture. Even if the owner of the property were never charged with a crime, the property in question could still be seized and subject to an administrative proceeding by which, with minimal due process, it could be subject to forfeiture.

Investments in the United States May be Subject to Heightened Scrutiny

For the reasons set forth above, the Company’s existing operations in the U.S., and any future operations or investments, may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in Canada. As a result, the Company may be subject to significant direct and indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not, in turn, lead to the imposition of certain restrictions on the Company’s ability to operate or invest in the U.S. or any other jurisdiction, in addition to those described herein.

Government policy changes or public opinion may also result in a significant influence over the regulation of the marijuana industry in Canada, the U.S. or elsewhere. A negative shift in the public’s perception of medical and adult-use marijuana in the U.S. or any other applicable jurisdiction could affect future legislation or regulation. Among other things, such a shift could cause state jurisdictions to abandon initiatives or proposals to legalize medical or adult-use marijuana, thereby limiting the number of new state jurisdictions into which the Company could expand. Any inability to fully implement the Company’s expansion strategy may have a material adverse effect on the Company’s business, financial condition, and results of operations.

Constraints on Marketing Products

The development of the Company’s business and operating results may be hindered by applicable restrictions on sales and marketing activities imposed by government regulatory bodies. The regulatory environment in the United States limits the Company’s ability to compete for market share in a manner similar to other industries. If the Company is unable to effectively market its products and compete for market share, or if the costs of compliance with government legislation and regulation cannot be absorbed through increased selling prices for its products, the Company’s sales and operating results could be adversely affected.

Settlements of Trades

On February 8, 2018, following discussions with the Canadian Securities Administrators and recognized Canadian securities exchanges, the TMX Group announced the signing of a Memorandum of Understanding (“MOU”) with Aequitas NEO Exchange Inc., the CSE, the Toronto Stock Exchange, and the TSX Venture Exchange. The MOU outlines the parties’ understanding of Canada’s regulatory framework applicable to the rules, procedures, and regulatory oversight of the exchanges and CDS Clearing and Depository Services Inc. (“CDS”) as it relates to issuers with cannabis-related activities in the United States. The MOU confirms, with respect to the clearing of listed securities, that CDS relies on the exchanges to review the conduct of listed issuers. As a result, there is no CDS ban on the clearing of securities of issuers with cannabis-related activities in the United States. However, there can be no guarantee that this approach to regulation will continue in the future. If such a ban were to be implemented at a time when the common shares are listed on a stock exchange, it would have a material adverse effect on the ability of holders of common shares to make and settle trades. In particular, the common shares would become highly illiquid until an alternative was implemented, investors would have no ability to effect a trade of the common shares through the facilities of the applicable stock exchange.

Environmental Risk and Regulation

The Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage, and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors (or the equivalent thereof) and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.

Government approvals and permits are currently, and may in the future, be required in connection with the Company’s operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from its current or proposed production, manufacturing or sale of marijuana or marijuana products or from proceeding with the development of its operations as currently proposed.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing the production, manufacturing or sale of marijuana or marijuana products, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in expenses, capital expenditures or production or manufacturing costs or reduction in levels of production, manufacturing or sale or require abandonment or delays in development.

Access to Banks

The Company may have difficulty accessing the service of banks, which may make it difficult for it to operate.

Since the use of marijuana is illegal under U.S. federal law, and in light of concerns in the banking industry regarding money laundering and other federal financial crime related to marijuana, U.S. banks have been reluctant to accept deposit funds from businesses involved with the marijuana industry. Consequently, businesses involved in the marijuana industry often have difficulty finding a bank willing to accept their business. Likewise, marijuana businesses have limited, if any, access to credit card processing services. As a result, marijuana businesses in the U.S. are largely cash-based. This complicates the implementation of financial controls and increases security issues. The inability to open or maintain bank accounts or take credit cards may make it difficult for us to operate our contemplated medical marijuana businesses.

Legality of Contracts

Because the Company’s contracts involve cannabis and other activities that are not legal under U.S. federal law and in some jurisdictions, the Company may face difficulties in enforcing its contracts in U.S. federal and certain state courts.

Holding Company

The Company is a holding company and essentially all of its assets are the capital stock of its material subsidiaries. As a result, investors in the Company are subject to the risks attributable to its subsidiaries. Consequently, the Company’s cash flows and ability to complete current or desirable future opportunities are dependent on the earnings of its subsidiaries. The ability of these entities to pay dividends and other distributions will depend on their operating results and will be subject to applicable laws and regulations which require that solvency and capital standards be maintained by such entities and contractual restrictions contained in the instruments governing their debt. In the event of a bankruptcy, liquidation, or reorganization of any of the Company’s material subsidiaries, holders of indebtedness and trade creditors may be entitled to payment of their claims from the assets of those subsidiaries before the Company.

Unfavorable Tax Treatment of Cannabis Businesses

Under Section 280E of the U.S. Tax Code (“Section 280E”), “no deduction or credit shall be allowed for any amount paid or incurred during the taxable year in carrying on any trade or business if such trade or business (or the activities which comprise such trade or business) consists of trafficking in controlled substances (within the meaning of schedule I and II of the Controlled Substances Act) which is prohibited by Federal law or the law of any State in which such trade or business is conducted.” This provision has been applied by the U.S. Internal Revenue Service to cannabis operations, prohibiting them from deducting expenses directly associated with the sale of cannabis. Section 280E, therefore, has a significant impact on the retail side of cannabis, but a lesser impact on cultivation and manufacturing operations. A result of Section 280E is that an otherwise profitable business may, in fact, operate at a loss, after taking into account its U.S. income tax expenses. Based on recently settled and open court cases before various administrative and federal courts challenging these restrictions, it does not seem likely that there will be a favorable interpretation of Section 280E for cannabis businesses.

United States Tax Classification of the Company

The Company, which is and will continue to be a Canadian corporation as of the date of this AIF, is also expected to be classified for U.S. federal income tax purposes as a United States corporation under Section 7874 of the U.S. Tax Code. Section 7874 of the U.S. Tax Code contains rules that can cause a non-United States corporation to be taxed as a United States corporation for U.S. federal income tax purposes. Under Section 7874 of the U.S. Tax Code, a corporation created or organized outside the United States. (i.e., a non-United States corporation) will nevertheless be treated as a United States corporation for U.S. federal income tax purposes (such treatment is referred to as an inversion) if each of the following three (3) conditions are met: (i) the non-United States corporation acquires, directly or indirectly, or is treated as acquiring under applicable U.S. Treasury Regulations, substantially all of the assets held, directly or indirectly, by a United States corporation or United States trade or business, (ii) after the acquisition, the former stockholders of the acquired United States corporation hold at least 80% (by vote or value) of the shares of the non-United States corporation by reason of holding shares of the United States acquired corporation, trade or business, and (iii) after the acquisition, the non-United States corporation’s expanded affiliated group does not have substantial business activities in the non- United States corporation’s country of organization or incorporation when compared to the expanded affiliated group’s total business activities.

The Company intends to be treated as a United States corporation for U.S. federal income tax purposes under Section 7874 of the U.S. Tax Code and is expected to be subject to U.S. federal income tax on its worldwide income. However, for Canadian tax purposes, the Company is expected, regardless of any application of Section 7874 of the U.S. Tax Code, to be treated as a Canadian resident company (as defined in the ITA) for Canadian income tax purposes. As a result, the Company will be subject to taxation both in Canada and the United States which could have a material adverse effect on its financial condition and results of operations. The Company may not qualify for certain U.S.-Canada income tax treaty benefits, which could have a material adverse effect on its financial condition and results of operations.

It is unlikely that the Company will pay any dividends on the SVS in the foreseeable future. However, dividends received by shareholders who are residents of Canada for purpose of the ITA will be subject to U.S. withholding tax. Any such dividends may not qualify for a reduced rate of withholding tax under the U.S.-Canada tax treaty. In addition, a foreign tax credit or a deduction in respect of foreign taxes may not be available.

Dividends received by U.S. shareholders will not be subject to U.S. withholding tax but will be subject to Canadian withholding tax. Dividends paid by the Company will be characterized as U.S. source income for purposes of the foreign tax credit rules under the U.S. Tax Code. Accordingly, U.S. shareholders generally will not be able to claim a credit for any Canadian tax withheld unless, depending on the circumstances, they have an excess foreign tax credit limitation due to other foreign source income that is subject to a low or zero rate of foreign tax.

Dividends received by shareholders that are neither Canadian nor U.S. shareholders will be subject to U.S. withholding tax and will also be subject to Canadian withholding tax. These dividends may not qualify for a reduced rate of U.S. withholding tax under any income tax treaty otherwise applicable to a shareholder of the Company, subject to examination of the relevant treaty.

Because the SVS will be treated as shares of a U.S. domestic corporation, the U.S. gift, estate, and generation-skipping transfer tax rules generally apply to a non-U.S. shareholder of common shares.

EACH SHAREHOLDER SHOULD SEEK TAX ADVICE, BASED ON SUCH SHAREHOLDER’S PARTICULAR CIRCUMSTANCES, FROM AN INDEPENDENT TAX ADVISOR.

Consumer Acceptance of Marijuana

We are dependent on the popularity of consumer acceptance of Cresco product lines.

The Company’s ability to generate revenue and be successful in the implementation of the Company’s business plan is dependent on consumer acceptance and demand of Cresco products. Acceptance of Cresco products will depend on several factors, including availability, cost, ease of use, familiarity of use, convenience, effectiveness, safety, and reliability. If these customers do not accept Cresco products, or if such products fail to meet customers’ needs and expectations adequately, our ability to continue generating revenues could be reduced.

A drop in the retail price of medical marijuana products may negatively impact the business.

The demand for Cresco products depends in part on the price of commercially-grown marijuana. Fluctuations in economic and market conditions that impact the prices of commercially-grown marijuana, such as increases in the supply of such marijuana and the decrease in the price of products using commercially-grown marijuana, could cause the demand for marijuana products to decline, which would have a negative impact on our business.

Security Risks

As cash businesses, the premises of the marijuana dispensaries are a target for theft. While the Company has implemented security measures and continues to monitor and improve its security measures, its cultivation, processing, and dispensary facilities could be subject to break-ins, robberies and other breaches in security. In the event of robbery or theft, the loss of cannabis plants, cannabis oils, cannabis flowers and cultivation and processing equipment could have a material adverse impact on the business, financial condition, and results of operation of the Company.

As the Company’s business involves the movement and transfer of cash which is collected from dispensaries and used to purchase trim, accessories, etc. or deposited into its bank, there is a risk of theft or robbery during the transport of cash. The Company has engaged a security firm to provide armed guards and security in the transport and movement of large amounts of cash. While the Company has taken robust steps to prevent theft or robbery of cash during transport, there can be no assurance that there will not be a security breach during the transport and the movement of cash involving the theft of product or cash.

Risk of Litigation

From time to time in the normal course of business operations, the Company may become subject to litigation that may result in liability material to its financial statements as a whole or may negatively affect its operating results if changes to its business operations are required. The cost to defend such litigation may be significant and may require a diversion of resources. There also may be adverse publicity associated with litigation that could negatively affect customer perception of the business, regardless of whether the allegations are valid or whether the Company is ultimately found liable. Insurance may not be available at all or in sufficient amounts to cover any liabilities with respect to these or other matters. A judgment or other liability in excess of the Company’s insurance coverage for any claims could adversely affect its business and the results of operations.

The Company’s participation in the medical and adult-use marijuana industry may lead to litigation, formal or informal complaints, enforcement actions, and inquiries by various U.S. federal, state, or local governmental authorities against the Company or its subsidiaries. Litigation, complaints, and enforcement actions involving the Company, or its subsidiaries could consume considerable amounts of financial and other corporate resources, which could have a negative impact on our sales, revenue, profitability, and growth prospects. The Company’s subsidiaries are presently engaged in the distribution of marijuana, however, neither the Company nor its subsidiaries are currently, subject to any litigation, complaint or enforcement action regarding marijuana brought by any U.S. federal, state, or local governmental authority with respect to the business.

Risks Inherent in an Agricultural Business

The Company’s business involves the growing of medical and adult-use marijuana, an agricultural product. Such business will be subject to the risks inherent in the agricultural business, such as insects, plant diseases and similar agricultural risks. Although the Company expects that any such growing will be completed indoors under climate- controlled conditions, there can be no assurance that natural elements will not have a material adverse effect on any such future production.

Vulnerability to Rising Energy Costs

Adult-use and medical marijuana growing operations consume considerable energy, making the Company potentially vulnerable to rising energy costs. Rising or volatile energy costs may adversely impact the business, results of operations, financial condition, or prospects of the Company.

Reliance on License

The Company’s ability to cultivate, store, produce and distribute medical and adult-use marijuana products in Illinois, Florida, Pennsylvania, Ohio, Arizona, Massachusetts, Maryland, Michigan, California, and New York is dependent on maintaining its licenses in good standing with each applicable State regulator. Failure to comply with the requirements of any of its licenses or any failure to maintain any of the licenses would have a material adverse impact on the business, financial condition, and operating results of the Company. The Company’s (or its subsidiaries) licenses related to its ability to cultivate, store, produce and distribute medical and adult-use marijuana products (as applicable) in Illinois, Florida, Pennsylvania, Ohio, Arizona, Massachusetts, Maryland, Michigan, California, and New York are currently in good standing.

Product Liability

As a distributor of products designed to be ingested by humans, the Company faces an inherent risk of exposure to product liability claims, regulatory action, and litigation if its products are alleged to have caused significant loss or injury. In addition, the sale of the Company’s products involves the risk of injury to consumers due to tampering by unauthorized third-parties or product contamination. Previously unknown adverse reactions resulting from human consumption of the Company’s products alone or in combination with other medications or substances could occur. The Company may be subject to various product liability claims, including, among others, that Cresco’s products caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances.

A product liability claim or regulatory action against the Company could result in increased costs, could adversely affect the Company’s reputation with its clients and consumers generally, and could have a material adverse effect on our results of operations and financial condition of the Company. Although the Company has secured product liability insurance, and strictly enforces a quality standard within the operations, there can be no assurances that the Company will be able to maintain its product liability insurance on acceptable terms or with adequate coverage against potential liabilities. This scenario could prevent or inhibit the commercialization of the Company’s potential products. To date, no private product liability actions have been filed against the Company.

Product Recalls

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If any of the Company’s products are recalled due to an alleged product defect or for any other reason, the Company could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. The Company may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Although the Company has detailed procedures in place for testing finished products, there can be no assurance that any quality, potency, or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one of the Company’s significant brands were subject to recall, the image of that brand and the Company as its owner could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for the Company’s products and could have a material adverse effect on the results of operations and financial condition of the Company. Additionally, product recalls may lead to increased scrutiny of the Company’s operations by the FDA or other regulatory agencies, requiring further management attention and potential legal fees and other expenses.

Newly Established Legal Regime

The Company’s business activities will rely on newly established and/or developing laws and regulations in the states in which it operates. These laws and regulations are rapidly evolving and subject to change with minimal notice. Regulatory changes may adversely affect the Company’s profitability or cause it to cease operations entirely. The cannabis industry may come under the scrutiny or further scrutiny by the FDA, Securities and Exchange Commission, the DOJ, the Financial Industry Regulatory Advisory or other U.S. federal or applicable state or nongovernmental regulatory authorities or self-regulatory organizations that supervise or regulate the production, distribution, sale, or use of cannabis for medical or nonmedical purposes in the United States. It is impossible to determine the extent of the impact of any new laws, regulations or initiatives that may be proposed, or whether any proposals will become law. The regulatory uncertainty surrounding the industry may adversely affect the business and operations of the Company, including without limitation, the costs to remain compliant with applicable laws and the impairment of its business or the ability to raise additional capital.

DIVIDENDS AND DISTRIBUTIONS

It is contemplated by the Company that it will reinvest all future earnings in order to finance the development and growth of its business. As a result, it is not contemplated that dividends will be paid on the SVS in the foreseeable future. Any future determination to pay distributions will be at the discretion of the Company’s Board and will be made in accordance with applicable law and will depend on the financial condition, business environment, operating results, capital requirements, any contractual restrictions on the payment of distributions and any other factors that the Company’s Board deems relevant.

DESCRIPTION OF CAPITAL STRUCTURE

The Company is authorized to issue an unlimited number of SVS, an unlimited number of PVS and an unlimited number of MVS. As of December 31, 2021, the outstanding share capital of the Company consists of: (i) 269,971,332 SVS; (ii) 103,336 PVS (which are convertible on a 1:200 basis into 20,667,285 SVS); (iii) 500,000 MVS; and 639 SSVS (as converted to SVS).

Summary of Share Provisions

Subordinate Voting Shares

Right to Notice and Vote	Holders of SVS will be entitled to notice of and to attend at any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company will have the right to vote. At each such meeting, holders of SVS will be entitled to one vote in respect of each SVS held.
Class Rights & Right of First Refusal	As long as any SVS remain outstanding, the Company will not, without the consent of the holders of the SVS by separate special resolution, prejudice or interfere with any right attached to the SVS. Holders of SVS will not be entitled to a right of first refusal to subscribe for, purchase or receive any part of any issue of SVS, or bonds, debentures, or other securities of the Company now or in the future.
Dividends	Holders of SVS will be entitled to receive as and when declared by the directors of the Company, dividends in cash or property of the Company.
Participation	In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of SVS shall, subject to the prior rights of the holders of any shares of the Company ranking in priority to the SVS (including, without restriction, the MVS) be entitled to participate ratably along with all other holders of SVS, SSVS (on an as-converted to SVS basis) and the PVS (on an as-converted to SVS basis).
Changes	No subdivision or consolidation of the SVS shall occur unless, simultaneously, the SVS, the SSVS, the PVS and the MVS are subdivided or consolidated in the same manner, or such other adjustment is made so as to maintain and preserve the relative rights of the holders of the shares of each of the said classes.
Conversion	In the event that an offer is made to purchase PVS and the offer is one which is required, pursuant to applicable securities legislation or the rules or conditions of listing of a stock exchange on which the PVS are then listed, to be made to all or substantially all the holders of PVS in a given province or territory of Canada to which these requirements apply, each SVS shall become convertible at the option of the holder into PVS at the inverse of the Conversion Ratio then in effect at any time while the offer is in effect until one day after the time prescribed by applicable securities legislation for the offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right may only be exercised in respect of SVS for the purpose of depositing the resulting PVS pursuant to the offer, and for no other reason. In such event, the Company’s transfer agent shall deposit the resulting PVS on behalf of the holder. Should the PVS issued upon conversion and tendered in response to the offer be withdrawn by shareholders or not taken up by the offeror, or should the offer be abandoned or withdrawn, the PVS resulting from the conversion shall be automatically reconverted, without further intervention on the part of the Company or on the part of the holder, into SVS at the Conversion Ratio then in effect.

Take-Over Bid Protection

In the event that a take-over bid is made for the SVS, the holders of SVS will not be entitled to participate in such offer and may not tender their shares into any such offer, whether under the terms of the SVS or under any coattail trust or similar agreement.

The Founders have entered into an investment agreement with the Company whereby, upon any sale of MVS to a third-party purchaser that is not the holder’s immediate family members or an affiliated entity or a transfer to the other Founder or an entity affiliated with the other Founder, such MVS will immediately be redeemed by the Company for their issue price. See “Super Voting Shares – Investment Agreement” below. Additionally, as noted above, the Company’s articles entitle the holders of SVS to convert to PVS and tender to any take-over bid made solely to the holders of PVS.

Proportionate Voting Shares

Right to Vote	Holders of PVS will be entitled to notice of and to attend at any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company will have the right to vote. At each such meeting, holders of PVS will be entitled to one vote in respect of each SVS into which such PVS could ultimately then be converted, which for greater certainty, shall initially be equal to 200 votes per PVS (subject to adjustment at the discretion of the Company Board, depending upon the ratios necessary to preserve foreign private issuer status).
Class Rights	As long as any PVS remain outstanding, the Company will not, without the consent of the holders of the PVS and MVS by separate special resolution, prejudice or interfere with any right or special right attached to the PVS. Consent of the holders of a majority of the outstanding PVS and MVS shall be required for any action that authorizes or creates shares of any class having preferences superior to or on a parity with the PVS. In connection with the exercise of the voting rights for the foregoing only, each holder of PVS will have one vote in respect of each PVS held.
Rights to Subscribe; Pre-Emptive Rights	The holders of PVS are not entitled to a right of first refusal to subscribe for, purchase or receive any part of any issue of SVS, or bonds, debentures, or other securities of the Company.
Dividends	The holder of PVS shall have the right to receive dividends, out of any cash or other assets legally available therefore, pari passu (on an as converted basis, assuming conversion of all PVS into SVS) as to dividends and any declaration or payment of any dividend on the SVS. No dividend will be declared or paid on the PVS unless the Company simultaneously declares or pays, as applicable, equivalent dividends (on an as-converted to SVS basis) on the SVS.
Participation	In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of PVS will, subject to the prior rights of the holders of any shares of the Company ranking in priority to the PVS (including, without restriction, the MVS), be entitled to participate ratably along with all other holders of PVS (on an as-converted to SVS basis) and the SVS.
Changes	No subdivision or consolidation of the PVS shall occur unless, simultaneously, the SVS, the PVS and the MVS are subdivided or consolidated in the same manner, or such other adjustment is made so as to maintain and preserve the relative rights of the holders of the shares of each of the said classes.
Conversion	The PVS each have a restricted right to convert into 200 SVS (the “Conversion Ratio”), subject to adjustments for certain customary corporate changes and foreign private issuer considerations. The ability to convert the PVS is subject to a restriction that the aggregate number of SVS, PVS and MVS held of record, directly or indirectly, by residents of the United States (as determined in accordance with Rules 3b-4 and 12g3-2(a) under the Securities Exchange Act of 1934, as amended), may not exceed forty percent (40%) (subject to adjustment) of the aggregate number of SVS, PVS and MVS issued and outstanding after giving effect to such conversions and to a restriction on beneficial ownership of SVS exceeding certain levels. In addition, the Company has the right to convert the PVS into SVS in certain circumstances, including upon the registration of the SVS under the United States Securities Act of 1933, as amended.

Super Voting Shares

Right to Vote	Holders of MVS shall be entitled to notice of and to attend at any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company shall have the right to vote. At each such meeting holders of MVS shall be entitled to 2,000 votes in respect of each MVS held provided that, if at any time the aggregate number of issued and outstanding (i) Cresco Redeemable Shares in the capital of Cresco (if applicable) and (ii) Cresco Redeemable Units in the capital of Cresco (or such securities of any successor to Cresco Corp or Cresco as may exist from time to time) beneficially owned, directly or indirectly by a holder of the MVS (the “Holder”) and the Holder’s predecessor or transferor, permitted transferees and permitted successors, and any prior transferor’s transferor and any prior permitted transferee’s permitted transferee (the “Holder’s Group”), divided by the aggregate number of (i) Cresco Redeemable Shares (if applicable) and (ii) Cresco Redeemable Units beneficially owned, directly or indirectly by the Holders and the Holder’s Group as at the date of completion of the Business Combination transaction involving, among others, the Company, Cresco Corp and Cresco be less than 50% (the “Triggering Event”), the Holder shall from that time forward be entitled to 50 votes in respect of each MVS held. The holders of MVS shall, from time to time upon the request of the Company, provide to the Company evidence as to such holders’ direct and indirect beneficial ownership (and that of its permitted transferees and permitted successors) of Cresco Redeemable Shares (if applicable) and Cresco Redeemable Units to enable the Company to determine the voting entitlement of the MVS. For the purposes of these calculations, a Holder shall be deemed to beneficially own Cresco Redeemable Shares (if applicable) held by an intermediate company or fund in proportion to their equity ownership of such company or fund.
Class Rights	As long as any MVS remain outstanding, the Company will not, without the consent of the holders of the MVS by separate special resolution, prejudice or interfere with any right or special right attached to the MVS. Consent of the holders of a majority of the outstanding MVS shall be required for any action that authorizes or creates shares of any class having preferences superior to or on a parity with the Super Voting Shares. In connection with the exercise of these voting rights, each holder of MVS will have one vote in respect of each MVS held.
Rights to Subscribe; Pre-Emptive Rights	The holders of MVS are not entitled to a right of first refusal to subscribe for, purchase or receive any part of any issue of SVS, or bonds, debentures, or other securities of the Company not convertible into MVS, now or in the future.
Dividends	The holders of the MVS shall not be entitled to receive dividends.
Participation	In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the Company will distribute its assets firstly and in priority to the rights of holders of any other class of shares of the Company (including the holders of SVS and the PVS) to return the issue price of the MVS to the holders, thereof and if there are insufficient assets to fully return the issue price to the holders of the MVS, such holders will receive an amount equal to their pro-rata share in proportion to the issue price of their MVS along with all other holders of MVS. The holders of MVS shall not be entitled to receive directly or indirectly as holders of MVS any other assets or property of the Company and their sole rights will be to the return of the issue price of such MVS in accordance with this paragraph.
Changes	No subdivision or consolidation of the MVS shall occur unless, simultaneously, the MVS, PVS and the SVS are subdivided or consolidated in the same manner, so as to maintain and preserve the relative rights of the holders of the shares of each of the said classes.
Conversion	The holders of the MVS shall have no right of conversion.

Redemption Rights

Upon the occurrence of a Triggering Event, the Company has the right to redeem all or some of the MVS from the Holder and Holder’s Group who caused the Triggering Event to occur, by providing two days prior written notice to the Holder and Holder’s Group of such MVS, for an amount equal to the issue price for each MVS, payable in cash to the holders of the MVS so redeemed. The Company need not redeem MVS on a pro-rata basis among the Holders or Holder’s Group. Holders of MVS to be redeemed by the Company shall surrender the certificate or certificates representing such MVS to the Company at its records office duly assigned or endorsed for transfer to the Company (or accompanied by duly executed share transfers relating thereto).

Each surrendered certificate shall be canceled, and the Company shall thereafter make payment of the applicable redemption amount by certified cheque, bank draft or wire transfer to the registered holder of such certificate; provided that, if less than all the MVS represented by a surrendered certificate are redeemed then a new share certificate representing the unredeemed balance of MVS represented by such certificate shall be issued in the name of the applicable registered holder of the canceled share certificate. If on the applicable redemption date the redemption price is paid (or tendered for payment) for any of the MVS to be redeemed then on such date all rights of the holder in the MVS so redeemed and paid or tendered shall cease and such redeemed MVS shall no longer be deemed issued and outstanding, regardless of whether or not the holder of such MVS has delivered the certificate(s) representing such securities to the Company, and from and after such date the certificate formerly representing the retracted MVS shall evidence only the right of the former holder of such MVS to receive the redemption price to which such holder is entitled.

Transfer	No MVS may be transferred by the holder thereof unless such transfer is to an immediate family member or a transfer for the purposes of estate or tax planning to a company or person that is wholly beneficially owned by such holder or immediate family members of such holder or which such holder or immediate family members of such holder are the sole beneficiaries thereof. In order to be effective, any transfer shall require the prior written consent of the Company.
Investment Agreement	To supplement the rights, privileges, restrictions and conditions attached to the MVS, the Company and the Founders, being the initial holders of MVS, entered into an investment agreement effective as of the completion of the Business Combination which, among other things, provides that (i) each MVS will be transferable only to the holder’s immediate family members or an affiliated entity or a transfer to the other Founder or an entity affiliated with the other Founder, and (ii) upon any sale of MVS to a third-party purchaser not listed in clause (i), such MVS will immediately be redeemed by the Company for their issue price.

Special Subordinate Voting Shares

Right to Vote	Holders of SSVS shall be entitled to notice of and to attend at any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company shall have the right to vote. At each such meeting, holders of SSVS will be entitled to one vote in respect of each SVS into which such SSVS could ultimately then be converted, which for greater certainty, shall initially be equal to 0.00001 of a vote per SSVS.
Class Rights	As long as any SSVS remain outstanding, the Company will not, without the consent of the holders of the SSVS by separate special resolution, prejudice or interfere with any right or special right attached to the SSVS. In connection with the exercise of these voting rights, each holder of SSVS will have one vote in respect of each SSVS.

Rights to Subscribe; Pre-Emptive Rights	The holders of SSVS are not entitled to a right of first refusal to subscribe for, purchase or receive any part of any issue of SVS, or bonds, debentures, or other securities of the Company now or in the future.
Dividends	The holders of SSVS shall have the right to receive dividends, out of any cash or other assets legally available therefore, pari passu (on an as converted basis, assuming conversion of all SSVS into SVS at the Special Conversion Ratio) as to dividends and any declaration or payment of any dividend on the SVS. No dividend will be declared or paid on the SSVS unless the Company simultaneously declares or pays, as applicable, equivalent dividends (on an as-converted to SVS basis) on the SVS and the PVS.
Participation	In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of SSVS will, subject to the prior rights of the holders of any shares of the Company ranking in priority to the SSVS (including, without restriction, the MVS), be entitled to participate ratably along with all other holders of SVS (on an as-converted to SVS basis), the PVS (on an as-converted to SVS basis) and the SVS.
Changes	The SSVS may be subdivided or consolidated by resolution of the directors (or a committee thereof) without the simultaneous subdivision or consolidation of the SVS, the PVS and the MVS in the same manner, provided that the Special Conversion Ratio is correspondingly adjusted and the voting rights of the SSVS are correspondingly adjusted such that the aggregate number of votes held by all holders of SSVS prior to subdivision or consolidation is equal to the aggregate number of votes held by all holders of SSVS following the subdivision or consolidation.
Ownership Restrictions	The SSVS may only be beneficially owned or controlled, directly or indirectly, by a person or persons who are not specified U.S. Persons.
Transfer Restrictions	No SSVS or any rights or interests therein may be transferred legally, beneficially or in any other manner by the holder thereof without the prior written consent of the Company Board (or a committee thereof), which may be withheld in its sole discretion.
Redemption Rights	The Company has the right to redeem all or some of the SSVS from any holder thereof at any time by providing two days prior written notice (the Redemption Notice”) to such holder for either: (i) cash, at a price per SSVS equal to the Special Conversion Ratio (as may be adjusted in accordance with its terms) multiplied by the average volume-weighted average trading price of the SVS on the CSE (or such other stock exchange or quotation system the SVS are then principally listed or quoted) for the 10 trading days immediately prior to the date of the Redemption Notice; or (ii) SVS at the Special Conversion Ratio, as may be adjusted in accordance with its terms. The Company need not redeem SSVS on a pro-rata basis among the holders of SSVS.
Conversion	Holders of SSVS have a restricted right to convert into 0.00001 SVS per SSVS (the “Special Conversion Ratio”), subject to customary adjustments for certain corporate changes. The ability to convert the SSVS is subject to the prior written consent of the Company Board or a committee thereof. The Company may require each holder of SSVS to convert all, and not less than all, of the SSVS at the applicable Special Conversion Ratio, if at any time all the following conditions are satisfied (or otherwise waived by special resolution of holders of SSVS): (A) the Company is no longer a “foreign private issuer” (as determined in accordance with Rule 3b-4 of the U.S. Exchange Act); or (B) the Company Board (or a committee thereof) determine that the SSVS are no longer necessary or required.

DESCRIPTION OF SHARE CAPITAL OF CRESCO

The share capital of Cresco consists of Cresco Voting Shares and Cresco Redeemable Shares.

Holders of Cresco Voting Shares are entitled to receive notice of, attend and vote at meetings of the security holders of Cresco Corp (other than meetings at which only holders of another class or series of shares are entitled to vote separately as a class or series). Each Cresco Voting Share entitles the holder thereof to one vote on all matters upon which holders of Cresco Voting Shares are entitled to vote.

Holders of Cresco Redeemable Shares are entitled to exchange or redeem their Cresco Redeemable Shares for PVS pursuant to the terms specified in the articles of incorporation of Cresco Corp. Cresco Redeemable Shares do not entitle the holders thereof to receive notice of, attend or vote at meetings of the security holders.

A holder of Cresco Redeemable Shares (other than the Company) has the right to cause Cresco Corp to redeem its Cresco Redeemable Shares. If a holder of Cresco Redeemable Shares (other than the Company) exercises its redemption or exchange right, Cresco Corp will repurchase for cancellation each such Cresco Redeemable Share submitted for redemption or exchange in consideration for either PVS (currently, at a ratio of 1 PVS for every 200 Cresco Redeemable Shares exchanged) or a cash amount equal to the cash settlement amount applicable to such Cresco Redeemable Share, as determined by Cresco Corp; provided that Cresco Corp may assign to the Company its rights and obligations to effect a redemption or exchange directly with the redeeming holder. For further details on the rights attached to PVS, please see – “Proportionate Voting Shares” above. For greater certainty, Cresco Corp or Cresco may elect to deliver SVS (currently, on a 1:1 basis) in lieu of the PVS for the Cresco Redeemable Shares exchanged.

DESCRIPTION OF UNIT CAPITAL OF CRESCO

Management of Cresco

Following consummation of the Business Combination, Cresco Corp became the sole manager of Cresco LLC and will has the exclusive right, power, and authority to manage, control, administer and operate the business and affairs and to make decisions regarding the undertaking and business of Cresco LLC, subject to the terms of the A&R LLC Agreement and applicable laws.

A&R LLC Agreement

The following is a summary of the material provisions set forth in the A&R LLC Agreement to be entered into between Cresco LLC and each of the Cresco Members.

Duration

Cresco LLC has perpetual existence and will continue as a limited liability company until and unless Cresco LLC is terminated or dissolved in accordance with the A&R LLC Agreement and the Illinois Limited Liability Company Act, as amended (“ILLCA”).

Purpose of Cresco LLC

The principal purpose and business of Cresco LLC shall be to engage in any lawful act or activity for which a limited liability company may be organized under the ILLCA and to conduct such other activities as may be necessary, advisable, convenient or appropriate to promote or conduct the business of Cresco LLC as set forth herein, including, but not limited to, entering into partnership agreements in the capacity of a general or limited partner, becoming a member of a joint venture or a limited liability company, participating in forms of syndication for investment, owning stock in corporations and the incurring of indebtedness and the granting of liens and security interests on the real and personal property of Cresco LLC.

Management: The Manager

Cresco Corp is the sole manager of Cresco LLC and manages all of Cresco LLC’s operations and activities in accordance with the A&R LLC Agreement. Cresco Corp has the capacity and authority to act as the manager of Cresco LLC.

Subject to the terms of the A&R LLC Agreement and the ILLCA, Cresco Corp has the full and exclusive right, power, and authority to manage, control, administer and operate the business and affairs and to make decisions regarding the undertaking and business of Cresco LLC. Among other things, Cresco Corp is empowered to negotiate, execute, and perform all agreements, conveyances or other instruments on behalf of Cresco LLC, and to mortgage, charge or otherwise create a security interest over any or all of the property of Cresco LLC or its subsidiaries, and to sell property subject to such a security interest.

The A&R LLC Agreement provides that, where Cresco Corp is permitted or required to take any action or to make a decision in its “sole discretion”, “discretion”, with “complete discretion” or any other grant of similar authority and latitude under the A&R LLC Agreement in managing Cresco’s operations and activities, Cresco Corp entitled to consider only such interests and factors as it desires, including its own interests, and shall, to the fullest extent permitted by the ILLCA, have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of, or factors affecting, Cresco or the other Cresco Members.

Despite the foregoing, Cresco Corp is only able to take certain types of actions (as set forth in the A&R LLC Agreement) if the same are approved, consented to, or directed by a majority of the Cresco Members.

Capital Structure of Cresco LLC, Cresco Corp, and Cresco

Upon the closing of the Business Combination, the capital of Cresco LLC initially consisted of three (3) classes of units: the interest of Cresco Corp is to be represented by Common Units with the number of issued Common Units immediately following the Business Combination to be equal to the respective number of SVS issued and outstanding, provided that such Common Units held by Cresco Corp shall not entitle Cresco Corp to any exchange or redemption rights with respect to such Common Units. The interests of other Cresco Members are represented by Common Units, pursuant to which all such other Cresco Members are entitled to certain exchange rights and redemption rights, as provided in the A&R LLC Agreement. Such Common Units held by such other Cresco Members are referred to herein as “Cresco Redeemable Units.” The A&R LLC Agreement shall also authorize the issuance of AO LTIP Units, FV LTIP Units, or other classes or series of membership units issued in accordance with Exhibit A of the A&R LLC Agreement (“LTIP Units”) to persons who provide services for or on behalf of Cresco LLC, which such LTIP Units shall entitle the holder to certain rights and privileges, including the right to convert such LTIP Units to Common Units, subject to certain restrictions, qualifications and limitations, each as provided in the A&R LLC Agreement.

When the Company issues SVS, it may contribute all or a portion of the net proceeds to Cresco Corp in exchange for additional shares of Cresco Corp stock. Upon receipt of any such net proceeds from the Company, Cresco Corp will generally contribute such net proceeds to Cresco LLC as a capital contribution on account of its Common Units. In the event that a new class of shares in the capital of the Company is created, Cresco Corp may create a corresponding new class of Cresco LLC Units that has corresponding distribution rights to such new class of Company shares and will cause Cresco LLC to issue new units of such class to Cresco Corp. The Company may contribute all or a portion of the net proceeds from the issuance of any such shares to Cresco Corp and Cresco Corp, upon receipt of such proceeds, will generally contribute such net proceeds to Cresco LLC in exchange for units of Cresco LLC.

If the Company proposes to redeem, repurchase or otherwise acquire any SVS for cash, the A&R LLC Agreement requires that Cresco Corp cause Cresco LLC to redeem a corresponding number of Common Units held by Cresco Corp at an aggregate redemption price equal to the aggregate purchase or redemption price of the SVS being repurchased or redeemed by the Company (plus any expenses related thereto) and upon such other terms as are the same for the redemption by the Company, and the A&R LLC Agreement further requires that Cresco Corp, immediately prior to such redemption, repurchase or acquisition by the Company, but immediately following the redemption by Cresco, to redeem a corresponding number of shares of Cresco Corp stock held by the Company at an aggregate redemption price equal to the aggregate purchase or redemption price of the SVS being repurchased or redeemed by the Company (plus any expenses related thereto) and upon such other terms as are the same for the redemption by the Company.

In the event that any change is effected in the share capital of the Company, Cresco LLC shall undertake all actions requested by Cresco Corp, including a reclassification, distribution, division or recapitalization of the Common Units to maintain at all times the same ratios between the number of SVS, the number of Cresco Corp shares and the number of Common Units issued and outstanding immediately prior to any such reclassification, consolidation, split, dividend of securities or other recapitalization including, without limitation, also effecting a reclassification, consolidation, split, dividend of securities or other recapitalization with respect to, as applicable, the SVS, Cresco Corp shares and Common Units.

Exchange Mechanism

A holder of Common Units (other than Cresco Corp) has the right to cause Cresco LLC to redeem its Common Units. If a holder of Common Units (other than Cresco Corp) exercises its exchange right, Cresco LLC will repurchase for cancellation each such Common Unit submitted for exchange in consideration for either PVS (at a ratio of 1 PVS for every 200 Common Units exchanged) or a cash amount equal to the cash settlement amount applicable to such Common Unit, as determined by Cresco Corp, provided that Cresco Corp shall have the right to complete such exchange directly with the redeeming holder or may assign to the Company its rights and obligations to effect an exchange directly with the redeeming holder. For greater certainty, Cresco LLC may elect to deliver SVS (currently, on a 1:1 basis) in lieu of the PVS for the Common Units exchanged.

Any holder that causes Cresco LLC to redeem its Common Units pursuant to the terms of the A&R LLC Agreement and otherwise fails to comply with the documentation requirements of U.S. Tax Code Section 1446, including the requirement that such holder provides to Cresco a properly completed IRS Form W-9 or satisfy another exception as permitted within U.S. Tax Code Section 1446, prior to the effective time of any such redemption or exchange, will generally be subject to U.S. withholding tax equal to ten percent (10%) of the fair market value of the PVS or the cash, as applicable, to be delivered to such holder pursuant to such redemption or exchange.

Additional Common Units; No Preemptive Rights

Except as described above, the A&R LLC Agreement authorizes Cresco Corp to cause Cresco LLC to issue additional Common Units and securities convertible or exchangeable into Common Units on any terms and conditions of offering and sale as Cresco Corp in its discretion may determine, including with respect to acquisitions by Cresco LLC of additional assets or equity interests in corporations, partnerships, limited liability companies and other entities and with respect to executive compensation. Unless otherwise determined by Cresco Corp, no person or entity shall have preemptive, preferential or any other similar right with respect to the issuances of any interest in Cresco LLC.

LTIP Units

Cresco may issue LTIP Units to new or existing Cresco Members in exchange for services performed or to be performed on behalf of Cresco. LTIP Units are intended to qualify as “profits interests” for U.S. federal income tax purposes in Cresco. Two initial series of LTIP Units designated as AO LTIP Units and FV LTIP Units, respectively, will be established. The number of LTIP Units, AO LTIP Units and FV LTIP Units that may be issued by Cresco shall not be limited.

LTIP Units may, in the sole discretion of Cresco Corp, be issued subject to vesting, forfeiture and additional restrictions on transfer pursuant to the terms of an award, vesting or other similar agreement. The terms of any such award, vesting or similar agreement may be modified by Cresco Corp from time to time in its sole discretion, subject to any restrictions on amendment imposed by the relevant award, vesting or similar agreement or by the terms of any plan pursuant to which the LTIP Units are issued, if applicable.

Unless otherwise specified in the relevant award, vesting or similar agreement, upon the occurrence of any event specified in such an agreement resulting in either the forfeiture of any LTIP Units or the repurchase thereof by Cresco at a specified purchase price, then, upon the occurrence of the circumstances resulting in such forfeiture or repurchase by Cresco, the relevant LTIP Units shall immediately and without any further action be treated as canceled and no longer outstanding for any purpose or as transferred to Cresco.

Upon the occurrence of certain events, including (A) Cresco making a distribution on all outstanding Common Units in Units; (B) Cresco subdividing the outstanding Common Units into a greater number of Units or combining the outstanding Common Units into a smaller number of Units; or (C) Cresco issuing any Units in exchange for its outstanding Common Units by way of reclassification or recapitalization, then Cresco shall make a corresponding adjustment to the LTIP Units to maintain the same correspondence between the Common Units and LTIP Units as existed prior to the occurrence of any such actions.

A holder of LTIP Units shall have the right, at his or her option, at any time to convert all or a portion of his or her vested LTIP Units as follows:

1.

an AO LTIP Unit that has become a vested LTIP Unit shall be converted into a number (or fraction thereof) of fully paid and non-assessable Common Units, giving effect to all adjustments (if any) made pursuant to terms of the A&R LLC Agreement equal to the applicable conversion factor as provided in the A&R LLC Agreement; and

2.

an FV LTIP Unit that has become a vested LTIP Unit shall be converted into a number (or fraction thereof) of fully paid and non-assessable Common Units, giving effect to all adjustments (if any) made pursuant to the terms of the A&R LLC Agreement equal to the applicable conversion factor as provided in the A&R LLC Agreement.

If Cresco LLC or Cresco Corp is a party to any transaction (including without limitation a merger, consolidation, unit exchange, self-tender offer for all or substantially all Common Units or other business combination or reorganization, or sale of all or substantially all of Cresco’s assets, but excluding any transaction which constitutes an event requiring an adjustment to the LTIP Units to maintain the same correspondence between the Common Units and the LTIP Units, as described above) as a result of which Common Units shall be exchanged for or converted into the right, or the holders of Common Units shall otherwise be entitled to receive cash, securities or other property or any combination thereof, then Cresco Corp shall, immediately prior to such transaction, insure the conversion of the maximum number of LTIP Units then eligible for conversion, taking into account any allocations that occur in connection with such transaction or that would occur in connection with such transaction if the assets of Cresco were sold at the applicable price of such transaction or, if applicable, at a value determined by Cresco Corp in good faith using the value attributed to the Common Units in the context of the such transaction (in which case the date of the forced LTIP Unit conversion shall be the effective date of such transaction and the conversion shall occur immediately prior to the effectiveness of such transaction).

LTIP Units are not redeemable at the option of Cresco LLC; provided, however, that the foregoing shall not prohibit Cresco from repurchasing LTIP Units from the holder thereof if and to the extent that such holder agrees to sell such LTIP Units.

Except as otherwise set forth in the relevant award, vesting or similar agreement or other separate agreement, and subject to the terms and conditions set forth in the A&R LLC Agreement, on or at any time after an applicable LTIP Unit conversion date each LTIP Unitholder has the right to require Cresco to redeem all or a portion of the Common Units into which such LTIP Unit holder’s LTIP Units were converted in exchange for cash, unless the terms of the A&R LLC Agreement, the relevant award, vesting or similar agreement or other separate agreement entered into between Cresco and the LTIP Unit holder expressly provide that such Common Units are not entitled to such redemption right.

Except as otherwise provided in the A&R LLC Agreement, holders of LTIP Units shall not have the right to vote on any matters submitted to a vote of the Cresco Members.

Subject to the terms of the relevant award, vesting or similar agreement or other documentation pursuant to which LTIP Units are granted, except in connection with the exercise of a redemption, a holder of LTIP Units may not transfer all or any portion of his or her LTIP Units without the prior written consent of Cresco Corp, which consent may be given or withheld in Cresco Corp’s sole and absolute discretion.

Transfer of Common Units

Except as permitted by the A&R LLC Agreement, no holder of Common Units may transfer any interest in such Common Units. The A&R LLC Agreement permits a transfer of Common Units pursuant to (i) the prior written approval of Cresco Corp; (ii) certain transactions that cause a change of control of Cresco LLC; (iii) the exercise of exchange or redemption rights by any holder of Common Units; or (iv) certain other limited circumstances. Prior to transferring any Common Units (other than pursuant to certain transactions that cause a change of control of Cresco LLC) the transferring holder of Common Units will cause the transferee to execute a joinder to the A&R LLC Agreement and any other agreements required pursuant to the terms of the A&R LLC Agreement. Any transfer or attempted transfer of any Common Units in violation of any provision of the A&R LLC Agreement shall be void and Cresco LLC shall not record such transfer on its books or treat any purported transferee as the owner of such Common Units for any purpose.

In no event shall any transfer of Common Units be effective to the extent that such transfer could, in the reasonable determination of Cresco Corp:

•	result in a violation of the United States Securities Act of 1933, as amended, or any other applicable federal, state or foreign laws;

•	cause an assignment under the United States Investment Company Act of 1940, as amended;

•

be a violation of or a default (or an event that, with notice or the lapse of time or both, would constitute a default) under, or result in an acceleration of any indebtedness under, any promissory note, mortgage, loan agreement, indenture or similar instrument or agreement to which Cresco LLC or Cresco Corp is a party; provided that the payee or creditor to whom Cresco LLC or Cresco Corp owes such obligation is not an affiliate of Cresco LLC or Cresco Corp;

•	be a transfer to a person who is not legally competent or who has not achieved his or her majority under applicable law (excluding trusts for the benefit of minors);

•

cause Cresco LLC to lose its status as a partnership for U.S. federal income tax purposes or, without limiting the generality of the foregoing, be affected on or through an “established securities market” or a “secondary market or the substantial equivalent thereof,” as such terms are used in Section 1.7704-1 of United States Treasury Regulations;

•	cause Cresco LLC or any Cresco Member or Cresco Corp to be treated as a fiduciary under the United States Employee Retirement Income Security Act of 1974, as amended;

•

cause Cresco LLC (as determined by Cresco Corp in its sole discretion) to be treated as a “publicly traded partnership” or to be taxed as a corporation pursuant to Section 7704 of the U.S. Tax Code or successor provision of the U.S. Tax Code; or

•

result in Cresco LLC having more than one hundred (100) partners, within the meaning of Treasury Regulations Section 1.7704-1(h)(1) (determined pursuant to the rules of Treasury Regulations Section 1.7704-1(h)(3)) in any taxable year that is not a “restricted taxable year” (as defined in the A&R LLC Agreement).

Any holder that transfers its Common Units pursuant to the terms of the A&R LLC Agreement and otherwise fails to comply with the documentation requirements of U.S. Tax Code Section 1446, including the requirement that such holder provides to Cresco a properly completed IRS Form W-9 or satisfy another exception as permitted within U.S. Tax Code Section 1446, prior to the effective time of any such transfer, will generally be subject to U.S. withholding tax equal to ten percent (10%) of the fair market value of the consideration to be delivered to such holder pursuant to such redemption or exchange.

Power of Attorney

Each Cresco Member who is an individual, including those persons who become Cresco Members in connection with receiving any Common Units, automatically and irrevocably will appoint Cresco Corp, with full power of substitution, as that Cresco Member’s agent to execute and file documents or instruments required for, among other things, but subject in each case to the other provisions of the A&R LLC Agreement, the A&R LLC Agreement (or a joinder thereto), all instruments that Cresco Corp deems appropriate or necessary to reflect any amendment, change, modification or restatement of the A&R LLC Agreement, all conveyances and other instruments or documents which Cresco Corp deems appropriate or necessary to reflect the dissolution or liquidation of Cresco LLC pursuant to the terms of the A&R LLC Agreement, all instruments relating to the admission, withdrawal or substitution of a Cresco Member pursuant to the terms of the A&R LLC Agreement, and any other ballots, consents, approvals, waivers, certificates and other instruments appropriate or necessary, in the reasonable judgment of Cresco Corp, to evidence, confirm or ratify any vote, consent, approval, agreement, or other action made or given by the Cresco Members in accordance with the terms of the A&R LLC Agreement.

Capital Contributions

Following the issuance of the Common Units to the Cresco Members pursuant to the adoption of the A&R LLC Agreement, the Cresco Members will not be required to make further contributions to Cresco LLC.

Neither Cresco LLC nor Cresco Corp is liable for the return of any capital contribution made by a Cresco Member to Cresco LLC.

Limited Liability of the Cresco Members

Subject to the provisions of the ILLCA and of similar legislation in other jurisdictions of the United States and the A&R LLC Agreement: (i) the liability of each Cresco Member for the debts, liabilities and obligations of Cresco LLC will be limited to the Cresco Member’s capital contribution, plus the Cresco Member’s share of any undistributed income of Cresco LLC; and (ii) following payment of a Cresco Member’s capital contribution, such Cresco Member may be required to return amounts previously distributed to such Cresco Member in accordance with the ILLCA and the laws of the State of Illinois.

Limitation on Authority of the Cresco Members and Limited Liability

The A&R LLC Agreement states that a Cresco Member (in its capacity as a Cresco Member) does not have the authority or power to do any of the following:

1.	act for or on behalf of Cresco LLC;

2.	to do any act that would be binding upon Cresco LLC;

3.	make any expenditure on behalf of Cresco LLC;

4.	seek or obtain partition by court decree or operation of law of any Cresco LLC property; or

5.	own or use particular or individual assets of Cresco LLC.

The A&R LLC Agreement provides that Cresco LLC will indemnify each Cresco Member for all liabilities incurred by the Cresco Member that arises solely by reason of such Cresco Member being a member of Cresco LLC.

Distributions

Subject to the provisions set forth in the A&R LLC Agreement, Cresco Corp will cause distributions to be made by Cresco LLC as follows: (i) “distributable cash” (as defined in the A&R LLC Agreement) or other funds or property legally available to the extent permitted by the ILLCA and applicable law, to the Cresco Members pro rata in accordance to each Cresco Member’s proportionate ownership interest in Cresco LLC in amounts on terms as Cresco Corp will determine; and (ii) not less than five (5) business days prior to the due date of a U.S. federal income tax return for an individual calendar year taxpayer, cash in an amount equal to the excess of each Cresco Member’s “assumed tax liability” (as defined in the A&R LLC Agreement) over distributions previously made to such Cresco Member with respect to each such taxable period.

In no case will Cresco LLC be required to make a distribution if such distribution would violate the ILLCA or any other applicable law.

Amendment of the A&R LLC Agreement

The A&R LLC Agreement may be amended or modified by Cresco Corp as determined to be necessary or advisable, in the sole discretion of Cresco Corp, in connection with the adoption, implementation, modification or termination of certain equity plans by the Company. Subject to the right of Cresco Corp to amend the A&R LLC Agreement in connection with the adoption, implementation, modification, or termination of certain equity plans by the Company, unless otherwise specified in the A&R LLC Agreement that a specific amendment requires the approval or action of certain persons, the A&R LLC Agreement may only be amended with the consent of Cresco Corp and Cresco Members holding a majority of the outstanding Common Units.

Merger, Sale, or Other Disposition of Assets

Cresco Corp shall have the power and authority to effectuate the sale, lease, transfer, exchange, or other disposition of any, all or substantially all of the assets of Cresco LLC (including the exercise or grant of any conversion, option, privilege or subscription right or any other right available in connection with any assets at any time held by Cresco LLC) or the merger, consolidation, reorganization or other combination of Cresco LLC with or into another entity.

Treatment of Cresco LLC as a Partnership for U.S. Federal Income Tax Purposes

The Cresco Members intend that Cresco LLC be treated as a partnership for U.S. federal and, if applicable, state, or local income tax purposes. Each Cresco Member and Cresco LLC will file all tax returns and will otherwise take all tax and financial reporting positions in a manner consistent with such treatment.

Dissolution

Cresco LLC will dissolve, and its affairs will be wound up, upon the occurrence of any of the following:

•	the decision of Cresco Corp together with the holders of a majority of the then- outstanding Common Units entitled to vote to dissolve Cresco LLC;

•	a dissolution of Cresco LLC under the ILLCA; or

•	the entry of a decree of judicial dissolution of Cresco LLC under the ILLCA.

Except as otherwise provided in the A&R LLC Agreement, Cresco LLC is intended to have perpetual existence. The withdrawal of a Cresco Member shall not cause a dissolution of Cresco LLC and Cresco LLC shall continue in existence subject to the terms and conditions of the A&R LLC Agreement.

Procedure on Dissolution

Upon dissolution of Cresco LLC, the procedure is as follows:

1.

the liquidators shall cause a proper accounting to be made by a recognized firm of certified public accountants of Cresco LLC’s assets, liabilities and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable;

2.	the liquidators shall cause the notice described in the ILLCA to be mailed to each known creditor of and claimant against Cresco LLC in the manner described thereunder;

3.

the liquidators shall pay, satisfy, or discharge from Cresco LLC funds, or otherwise make adequate provision for payment and discharge thereof (including the establishment of a cash fund for contingent liabilities in such amount and for such term as the liquidators may reasonably determine): first, all expenses incurred in liquidation; and second, all of the debts, liabilities and obligations of Cresco LLC; and

4.

all remaining assets of Cresco LLC shall be distributed to the Cresco Members in accordance with the terms of the A&R LLC Agreement by the end of the taxable year during which the liquidation of Cresco LLC occurs (or, if later, by ninety (90) days after the date of the liquidation), which shall constitute a complete return to the Cresco Members of their capital contributions to Cresco LLC, a complete distribution to the Cresco Members of their interest in Cresco LLC and all of Cresco LLC’s property. To the extent that a Cresco Member returns funds to Cresco LLC, it has no claim against any other Cresco Member for those funds.

Withdrawal and Removal of the Manager

Cresco Corp may resign as the sole manager of Cresco LLC at any time by giving written notice to the Cresco Members. Unless otherwise specified in the notice, the resignation shall take effect upon receipt thereof by the Cresco Members, and the acceptance of the resignation shall not be necessary to make it effective. The Cresco Members have no right under the A&R LLC Agreement to remove or replace Cresco Corp as the sole manager of Cresco LLC. Vacancies in the position of manager occurring for any reason will be filled by Cresco Corp (or, if Cresco Corp has ceased to exist without any successor or assign, then by the holders of a majority in interest of the voting capital stock of Cresco Corp immediately prior to such cessation).

Indemnification

Under the A&R LLC Agreement, in most circumstances, Cresco LLC will indemnify and hold harmless any person to the fullest extent permitted under the ILLCA, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits Cresco LLC to provide broader indemnification rights than Cresco LLC is providing immediately prior to such amendment, substitution or replacement), against all expenses, liabilities and losses (including attorneys’ fees, judgments, fines, excise taxes or penalties) reasonably incurred or suffered by such person (or one or more of such person’s affiliates) by reason of the fact that such person is or was a Cresco Member or is or was serving at the request of Cresco LLC as the manager, an officer, an employee or another agent of Cresco LLC or is or was serving at the request of Cresco LLC as a manager, member, employee or agent of another limited-liability company, corporation, partnership, joint venture, trust or other enterprise; provided, however, that no such person shall be indemnified for actions against Cresco LLC, the Manager or Managers or any other Cresco Members, or which are not made in good faith and not or in a manner which he or she reasonably believed to be in or not opposed to the best interests of Cresco LLC, or, with respect to any criminal action or proceeding other than by or in the right of Cresco LLC, had reasonable cause to believe the conduct was unlawful, or for any present or future breaches of any representations, warranties or covenants by such person or its affiliates as provided in the A&R LLC Agreement or other agreements to which Cresco LLC is a party.

Expenses, including attorneys’ fees, incurred by any such person in defending a proceeding shall be paid by Cresco LLC as they are incurred and in advance of the final disposition of such action, suit or proceeding, upon receipt of an undertaking by or on behalf of such person to repay such amount if it is ultimately determined by a court of competent jurisdiction that such person is not entitled to be indemnified by Cresco LLC.

Cresco LLC will maintain directors’ and officers’ liability insurance, or make other financial arrangements at its expense, to protect any person indemnified pursuant to the A&R LLC Agreement against certain expenses, liabilities or losses described in the A&R LLC Agreement whether or not Cresco LLC would otherwise have the power to indemnify such person against such expenses, liabilities or losses under the provisions of the A&R LLC Agreement. Cresco LLC shall use its commercially reasonable efforts to purchase directors’ and officers’ liability insurance (including employment practices coverage) with a carrier and in an amount determined necessary or desirable as determined in good faith by Cresco Corp.

Books and Records

Cresco LLC shall keep, or cause to be kept, appropriate books and records with respect to Cresco LLC’s business, including all books and records necessary to provide any information, lists and copies of documents required to be provided to each person who was a Cresco Member during each fiscal year of Cresco LLC as is reasonably necessary for the preparation of such person’s U.S. federal and applicable state income tax returns.

Tax Matters

All decisions to make or refrain from making any tax elections are determined by Cresco Corp. Cresco Corp is authorized to represent Cresco LLC, at Cresco LLC’s expense, in connection with all examinations of Cresco LLC’s affairs by tax authorities, including resulting administrative and judicial proceedings. Each Cresco Member agrees to cooperate with Cresco Corp and to do or refrain from doing any or all things with regard to all things reasonably required by Cresco Corp to conduct such proceedings. Cresco Corp shall keep all Cresco Members fully advised on a current basis of any contacts by or discussions with the tax authorities, and the Cresco Members shall have the right to observe and participate through representatives of their own choosing (at their sole expense) in any tax proceedings.

TAX RECEIVABLE AGREEMENT

In connection with the Business Combination, Cresco Corp entered into a tax receivable agreement with Cresco LLC, the Cresco Members, and the Cresco LTIP Unitholders (the “Tax Receivable Agreement”). Cresco Corp expects to obtain an increase in its share of the tax basis of the assets of Cresco LLC when a Cresco Member receives cash or SVS in connection with a redemption or exchange of such Cresco Member’s Common Units for SVS or cash (such basis increase is referred to as the “Basis Adjustments”).

The Tax Receivable Agreement provides for the payment by Cresco Corp to Cresco Members and Cresco LTIP Unitholders of 85% of the amount of tax benefits, if any, that Cresco Corp actually realizes, or in some circumstances is deemed to realize, as a result of the redemption and exchange transactions described above. This includes increases in the tax basis of the assets of Cresco LLC arising from such transactions, tax basis increases attributable to payments made under the Tax Receivable Agreement, and deductions attributable to imputed interest and other payments of interest pursuant to the Tax Receivable Agreement. Cresco Corp expects to benefit from the remaining 15% of tax benefits, if any, that Cresco Corp may actually realize.

Cresco LLC generally treats such acquisition of Common Units as a direct purchase by Cresco LLC of Common Units from a Cresco Member for U.S. federal income and other applicable tax purposes, regardless of whether such Common Units are surrendered by a Cresco Member to Cresco LLC, Cresco Corp or the Company upon the exercise by Cresco Corp of its election to acquire such Common Units directly or the exercise by Cresco Corp to assign its rights to acquire such Common Units directly to the Company. Basis Adjustments may have the effect of reducing the amounts that Cresco Corp may otherwise owe in the future to various tax authorities. The Basis

Adjustments may also decrease gains (or increase losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets. The actual Basis Adjustments, as well as any amounts paid to the Cresco Members under the Tax Receivable Agreement, will vary depending on a number of factors, including:

•

the timing of any subsequent redemptions or exchanges—for instance, the increase in any tax deductions will vary depending on the fair value, which may fluctuate over time, of the depreciable or amortizable assets of Cresco LLC at the time of each redemption or exchange;

•

the price of SVS at the time of redemptions or exchanges—the Basis Adjustments, as well as any related increase in any tax deductions, is directly related to the price of SVS at the time of each redemption or exchange;

•	the extent to which such redemptions or exchanges are taxable—if a redemption or exchange is not taxable for any reason, increased tax deductions will not be available; and

•

the amount and timing of Cresco Corp’s income—the Tax Receivable Agreement generally will require Cresco Corp to pay 85% of the tax benefits as and when those benefits are treated as realized under the terms of the Tax Receivable Agreement. If Cresco Corp does not have taxable income, it generally will not be required (absent a change of control or other circumstances requiring an early termination payment) to make payments under the Tax Receivable Agreement for that taxable year because no tax benefits will have been actually realized. However, any tax benefits that do not result in realized tax benefits in a given taxable year will likely generate tax attributes that may be utilized to generate tax benefits in previous or future taxable years. The utilization of any such tax attributes will result in payments under the Tax Receivable Agreement.

Cresco LLC has in effect an election under Section 754 of the U.S. Tax Code effective for each taxable year in which a redemption or exchange of Common Units for SVS or cash occurs. These Tax Receivable Agreement payments are not conditioned upon any continued ownership interest in either Cresco LLC or the Company by any Cresco Member. The rights of each Member under the Tax Receivable Agreement are assignable to transferees of its Common Units (other than Cresco Corp as transferee pursuant to subsequent redemptions or exchanges of the transferred Common Units), subject to the satisfaction of certain requirements.

For purposes of the Tax Receivable Agreement, cash savings in income and franchise taxes will be computed by comparing Cresco Corp’s actual income and franchise tax liability to the amount of such taxes that Cresco Corp would have been required to pay had there been no Basis Adjustments and had the Tax Receivable Agreement not been entered into. The Tax Receivable Agreement will generally apply to each taxable year in which the Tax Receivable Agreement remains effective, beginning with the first taxable year ending after the completion of the Business Combination. There is no maximum term for the Tax Receivable Agreement; however, the Tax Receivable Agreement may be terminated by Cresco Corp pursuant to an early termination procedure that requires Cresco Corp to pay the Cresco Members and Cresco LTIP Unitholders an agreed-upon amount equal to the estimated present value of the remaining payments to be made under the Tax Receivable Agreement (calculated based on certain assumptions, including regarding tax rates and utilization of the Basis Adjustments).

The payment obligations under the Tax Receivable Agreement are obligations of Cresco Corp and not of the Company or Cresco LLC. The actual timing and amount of any payments that may be made under the Tax Receivable Agreement will vary. Any payments made by Cresco Corp to Cresco Members and Cresco LTIP Unitholders under the Tax Receivable Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to Cresco Corp (or to the Company or Cresco LLC) and, to the extent that Cresco Corp is unable to make payments under the Tax Receivable Agreement for any reason, the unpaid amounts generally will be deferred and will accrue interest until paid by Cresco Corp.

Decisions made by Cresco Corp in the course of running its business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments that are received by a Cresco Member or Cresco LTIP Unitholder under the Tax Receivable Agreement. For example, the earlier disposition of assets following a transaction that results in a Basis Adjustment will generally accelerate payments under the Tax Receivable Agreement and increase the present value of such payments.

The Tax Receivable Agreement provides that if (i) Cresco Corp materially breaches any of its material obligations under the Tax Receivable Agreement; (ii) certain mergers, asset sales, other forms of business combinations, or other changes of control were to occur; or (iii) Cresco Corp elects an early termination of the Tax Receivable Agreement, then Cresco Corp’s (or its successor’s) obligations under the Tax Receivable Agreement would accelerate and become due and payable, based on certain assumptions, including an assumption that Cresco Corp would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the Tax Receivable Agreement.

As a result, (i) Cresco Corp could be required to make cash payments to the Cresco Members and Cresco LTIP Unitholders that are greater than the specified percentage of the actual benefits it ultimately realizes in respect of the tax benefits that are subject to the Tax Receivable Agreement, and (ii) if Cresco Corp elects to terminate the Tax Receivable Agreement early, Cresco Corp would be required to make an immediate cash payment equal to the present value of the anticipated future tax benefits that are the subject of the Tax Receivable Agreement, which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits. In these situations, Cresco Corp’s obligations under the Tax Receivable Agreement could have a material adverse effect on its or the Company’s liquidity and could have the effect of delaying, deferring, or preventing certain mergers, asset sales, other forms of business combinations, or other changes of control. There can be no assurance that Cresco Corp will be able to finance its obligations under the Tax Receivable Agreement.

Payments under the Tax Receivable Agreement will be based on the tax reporting positions that Cresco Corp determines. If any such position is subject to a challenge by a taxing authority the outcome of which would reasonably be expected to materially affect a recipient’s payments under the Tax Receivable Agreement, then Cresco Corp will not be permitted to settle or fail to contest such challenge without the consent (not to be unreasonably withheld or delayed) of each Cresco Member that directly or indirectly owns at least 10% of the outstanding Common Units and LTIP Units. Cresco Corp will not be reimbursed for any cash payments previously made to any Cresco Member pursuant to the Tax Receivable Agreement if any tax benefits initially claimed by Cresco Corp are subsequently challenged by a taxing authority and ultimately disallowed. Instead, in such circumstances, any excess cash payments made by Cresco Corp to a Cresco Member or Cresco LTIP Unitholder will be netted against any future cash payments that Cresco Corp might otherwise be required to make under the terms of the Tax Receivable Agreement. However, Cresco Corp might not determine that it has effectively made an excess cash payment to the Cresco Members or Cresco LTIP Unitholders for a number of years following the initial time of such payment and, if Cresco Corp’s tax reporting positions are challenged by a taxing authority, it will not be permitted to reduce any future cash payments under the Tax Receivable Agreement until any such challenge is finally settled or determined. As a result, it is possible that Cresco Corp could make cash payments under the Tax Receivable Agreement that are substantially greater than its actual cash tax savings.

Payments are generally due under the Tax Receivable Agreement within a specified period of time following the filing of Cresco Corp’s U.S. federal income tax return (filed as a subsidiary of Cresco Labs Inc. pursuant to Section 1501 of the U.S. Tax Code) for the taxable year with respect to which the payment obligation arises, although interest on such payments will begin to accrue at a rate of LIBOR plus 100 basis points from the due date (without extensions) of such tax return. Any late payments that may be made under the Tax Receivable Agreement will continue to accrue interest at LIBOR plus 500 basis points until such payments are made, including any late payments that Cresco Corp may subsequently make because Cresco Corp did not have enough available cash to satisfy its payment obligations at the time at which they originally arose.

SUPPORT AGREEMENT

Pursuant to the support agreement entered into by and among the Company, Cresco Corp and Cresco LLC (the “Support Agreement”), the Company will agree that, so long as any Common Units not owned by Cresco Corp or its affiliates are outstanding or Common Units are issuable pursuant to the exercise, conversion or exchange of any outstanding securities of Cresco LLC, the Company shall:

•

take all such actions and do all such things as are reasonably necessary or desirable to enable and permit Cresco LLC, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of a redemption of Common Units by a holder thereof in respect of each issued and outstanding Common Unit upon a redemption of such Common Units by Cresco LLC and, without limiting the generality of the foregoing, take all such actions and do all such things as are necessary or desirable to enable and permit Cresco LLC to cause to be delivered PVS, SVS and/or amounts in cash, as applicable, to the holders of Common Units in accordance with the provisions of the A&R LLC Agreement, together with an amount in cash sufficient to pay any amount to be paid in respect of unpaid distributions with respect to such Common Units (if any);

•

take all such actions and do all such things as are reasonably necessary or desirable to enable and permit Cresco Corp, if it elects to effect an exchange of Common Units directly with the holder thereof, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of the redemption or exchange of Common Units by a holder thereof and, without limiting the generality of the foregoing, take all such actions and do all such things as are necessary or desirable to enable and permit Cresco Corp to cause to be delivered PVS, SVS and/or amounts in cash, as applicable, to the holders of Common Units in accordance with the provisions of the A&R LLC Agreement, together with an amount in cash sufficient to pay any amount to be paid in respect of unpaid distributions with respect to such Common Units (if any);

•

if Cresco Corp so elects, take all such actions and do all things as are reasonably necessary or desirable to effect the exchange of Common Units directly with the holder thereof, in accordance with applicable law, take all such actions and do all such things as are necessary or desirable to cause to be delivered directly PVS, SVS and/or amounts in cash, as applicable, to the holders of Common Units in accordance with the provisions of the A&R LLC Agreement, together with an amount in cash sufficient to pay any amount to be paid in respect of unpaid distributions with respect to such Common Units (if any); and

•

ensure that Cresco Corp does not exercise its vote as the manager of Cresco LLC to initiate the voluntary liquidation, dissolution or winding up of Cresco LLC nor take any action or omit to take any action that is designed to result in the liquidation, dissolution or winding-up of Cresco LLC.

The Company will further agree that, so long as any Cresco Redeemable Shares (if and when issued) not owned by the Company or its affiliates which are redeemable or exchangeable for PVS (or SVS, at the election of Cresco Corp and/or Cresco) are outstanding or any Cresco Redeemable Shares are issuable pursuant to the exercise, conversion or exchange of any outstanding securities of Cresco Corp, the Company shall:

•

take all such actions and do all such things as are reasonably necessary or desirable to enable and permit Cresco Corp, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of a redemption of Cresco Redeemable Shares by a holder thereof in respect of each issued and outstanding Cresco Corp Redeemable Share upon the redemption of such Cresco Redeemable Shares by Cresco Corp and, without limiting the generality of the foregoing, take all such actions and do all such things as are necessary or desirable to enable and permit Cresco Corp to cause to be delivered PVS, SVS and/or amounts in cash, as applicable, to the holders of Cresco Redeemable Shares in accordance with the articles of incorporation and bylaws of Cresco Corp, together with an amount in cash sufficient to pay any amount to be paid in respect of unpaid distributions with respect to such Cresco Redeemable Shares (if any);

•

upon the election of Cresco Corp for the Company to effect an exchange directly with a holder of Cresco Redeemable Shares, take all such actions and do all things as are reasonably necessary or desirable to effect the exchange of Cresco Redeemable Shares directly with the holder thereof, in accordance with applicable law, without limiting the generality of the foregoing, take all such actions and do all such things as are necessary or desirable to cause to be delivered directly PVS, SVS and/or amounts in cash, as applicable, to the holders of Cresco Redeemable Shares in accordance with the provisions of the articles of incorporation of Cresco Corp, together with an amount in cash sufficient to pay any amount to be paid in respect of unpaid distributions (if any) with respect to such Cresco Redeemable Shares; and

•

ensure that Cresco Corp is not voluntarily liquidated, dissolved or wound up nor take any action or omit to take any action that is designed to result in the liquidation, dissolution or winding-up of Cresco Corp.

The Support Agreement provides that in the event that a tender offer, share exchange offer, issuer bid, take-over bid or similar transaction with respect to PVS and/or SVS is proposed by the Company or is proposed to the Company or its shareholders and is recommended to the Company Board, or is otherwise effected or to be effected with the consent or approval of the Company Board, and the Common Units are not redeemed by Cresco LLC or purchased by Cresco Corp or the Company pursuant to the terms of the A&R LLC Agreement or the Cresco Redeemable Shares (if and when issued) are not redeemed by Cresco Corp or purchased by Cresco Corp or the Company pursuant to the terms of the articles of incorporation of Cresco Corp, the Company will use its reasonable efforts in good faith to take all such actions and do all such things as are necessary or desirable to enable and permit holders of Common Units (other than Cresco Corp and its affiliates) and Cresco Redeemable Shares (other than the Company and its affiliates) to participate in such offer to the same extent and on an economically equivalent basis as the holders of PVS and/or SVS, without discrimination. Without limiting the generality of the foregoing, the Company will use its reasonable efforts in good faith to ensure that holders of Common Units and Cresco Redeemable Shares (if and when issued) may participate in each such offer without being required to redeem Common Units as against Cresco LLC and Cresco Redeemable Shares against Cresco Corp (or, if so required, to ensure that any such retraction, shall be effective only upon, and shall be conditional upon, the closing of such offer and only to the extent necessary to tender or deposit to the offer). Nothing in the Support Agreement will limit the ability of the Company (or any of its subsidiaries including, without limitation, Cresco Corp, or Cresco LLC) to make ordinary market purchases of SVS in accordance with applicable laws and regulatory and stock exchange requirements.

The Support Agreement provides that while any Common Units (or other rights pursuant to which Common Units may be acquired upon the exercise thereof) other than Common Units held by Cresco Corp or its affiliates are outstanding, and at all times while any Cresco Redeemable Shares (or other rights pursuant to which Cresco Redeemable Shares may be acquired upon the exercise thereof) other than Cresco Redeemable Shares held by the Company or its affiliates are outstanding, the Company will make available such number of PVS and/or SVS (or other shares or securities into which PVS and/or SVS may be reclassified or changed) without duplication equal to the sum of (i) the number of Common Units issued and outstanding from time to time; (ii) the number of Common Units issuable upon the exercise of all rights to acquire Common Units outstanding from time to time; (iii) the number of Cresco Redeemable Shares issued and outstanding from time to time; and (iv) the number of Cresco Redeemable Shares issuable upon the exercise of all rights to acquire Cresco Redeemable Shares outstanding from time to time in addition to any additional PVS and/or SVS as may be required to enable and permit the Company to meet its obligations under the A&R LLC Agreement, the Tax Receivable Agreement and under any other security or commitment pursuant to which the Company may be required to deliver PVS and/or SVS to any person, to enable and permit Cresco Corp to meet its obligations under each of the A&R LLC Agreement and the Tax Receivable Agreement with respect to the delivery of PVS and/or SVS and payment of the tax benefits contemplated under the Tax Receivable Agreement and to enable and permit Cresco LLC to meet its obligations under the Support Agreement and under the A&R LLC Agreement.

With the exception of changes for the purpose of (i) adding to the covenants of any or all of the parties; (ii) making such amendments or modifications not inconsistent with the Support Agreement as may be necessary or desirable with respect to matters or questions arising thereunder; or (iii) curing or correcting any ambiguities or defect or inconsistent provision or clerical omission or mistake or manifest errors (provided, in the case of (i), (ii) or (iii) that the board of directors of each of the Company and Cresco Corp and the manager of Cresco LLC are of the good faith opinion that such amendments are not prejudicial to the rights or interests of the holders of Common Units or Cresco Redeemable Shares), the Support Agreement may not be amended except by agreement in writing executed by Cresco LLC, Cresco Corp, and the Company and approved by the holders of a majority of the Common Units in accordance with the terms of the A&R LLC Agreement and a majority of the Cresco Redeemable Shares in accordance with the terms of the articles of incorporation and the bylaws of Cresco Corp.

MARKET FOR SECURITIES

Subordinate Voting Shares - Trading Price and Volume

The issued and outstanding SVS are listed and posted for trading on the CSE under the symbol “CL.” The following table sets forth the reported intraday high and low prices and monthly trading volumes of the SVS from January 1, 2021, up to December 31, 2021 (source: CSE).

Period	High Trading Price (in C$)	Low Trading Price (in C$)	Volume
January 2021	$18.25	$12.68	20,049,073
February 2021	$22.20	$15.08	18,597,390
March 2021	$19.54	$14.03	18,647,592
April 2021	$16.97	$14.00	6,865,875
May 2021	$16.76	$13.30	6,764,181
June 2021	$14.94	$12.44	5,371,470
July 2021	$14.97	$12.68	6,498,345
August 2021	$14.37	$12.12	4,185,734
September 2021	$12.51	$10.14	5,857,624
October 2021	$11.70	$9.22	3,951,944
November 2021	$13.04	$9.39	8,826,438
December 2021	$11.05	$7.80	7,844,152

Prior Sales of Cresco Securities

The following tables set forth details regarding issuances of SVS or issuances of securities convertible into or exchangeable, redeemable, or exercisable for SVS during the financial year ended December 31, 2021:

Date Issued	Number of Cresco Securities	Issue Price per Unit ($)	Aggregate Issue Price ($)	Nature of Consideration
January 06, 2021	14,428	$4.24 - $6.54	$87,919	Cash (exercise of warrants)
January 06, 2021	257,094	$10.95	$2,815,164	Share Conversion (redeemable shares)
January 06, 2021	27,648	$5.96	$164,782	Share Issuance (in connection with the acquisition of Origin House)
January 14, 2021	623,666	$0.5 - $2.25	$875,763	Cash (exercise of options)
January 14, 2021	207,599	$4.24	$880,220	Cash (exercise of warrants)
January 14, 2021	3,400,000	$13.07	$44,441,286	Share Conversion (redeemable shares)

Date Issued	Number of Cresco Securities	Issue Price per Unit ($)	Aggregate Issue Price ($)	Nature of Consideration
January 19, 2021	500	$2.25	$1,125	Cash (exercise of options)
January 19, 2021	200,000	$13.53	$2,705,929	Share Conversion (redeemable shares)
January 21, 2021	9,877,986	$12.56	$124,105,046	Share Issuance (issuance of shares)
January 27, 2021	26,842	$4.24	$113,810	Cash (exercise of warrants)
January 27, 2021	168,000	$11.73	$1,969,973	Share Conversion (redeemable shares)
February 03, 2021	5,000	$6.50	$32,500	Cash (exercise of options)
February 03, 2021	500,000	$13.85	$6,927,169	Share Conversion (redeemable shares)
February 10, 2021	250,000	$1.00	$250,000	Cash (exercise of options)
February 10, 2021	111,300	$4.24	$471,912	Cash (exercise of warrants)
February 10, 2021	1,000	$9.85	$9,851	Cash (exercise of warrants)
February 10, 2021	452,400	$16.87	$7,629,727	Share Conversion (redeemable shares)
February 10, 2021	5,826	$5.96	$34,723	Share Issuance (in connection with the acquisition of Origin House)
February 10, 2021	7,377	$5.96	$43,967	Share Issuance (in connection with the acquisition of Origin House)
February 13, 2021	879	$5.72	$5,028	Cash (exercise of options)
February 15, 2021	127,065	$15.73	$1,999,292	Purchase Consideration (in connection with Verdant)
February 15, 2021	1,076	$15.73	$16,930	Share Issuance (issuance of shares)
February 23, 2021	30,000	$4.24	$127,200	Cash (exercise of warrants)
March 03, 2021	20,000	$1.00	$20,000	Cash (exercise of options)
March 03, 2021	2,725	$5.96	$16,241	Share Issuance (in connection with the acquisition of Origin House)
March 03, 2021	3,720	$5.96	$22,171	Share Issuance (in connection with the acquisition of Origin House)
March 10, 2021	2,778	$1.14	$3,167	Cash (exercise of options)
March 10, 2021	12,000	$4.24	$50,880	Cash (exercise of warrants)
March 10, 2021	2,000,000	$12.85	$25,702,303	Share Conversion (redeemable shares)
March 10, 2021	17,339	$6.86	$118,946	Share Issuance (exercise of restricted stock units)
March 10, 2021	1,280,000	$13.36	$17,100,800	Share Issuance (issuance of shares)
April 02, 2021	13,950	$3.75	$52,313	Cash (exercise of options)
April 02, 2021	300,000	$12.72	$3,815,360	Share Conversion (redeemable shares)

Date Issued	Number of Cresco Securities	Issue Price per Unit ($)	Aggregate Issue Price ($)	Nature of Consideration
April 02, 2021	78,977	$13.42	$1,059,871	Share Conversion (in connection with the acquisition of Origin House)
April 13, 2021	15,875,449	$12.17	$193,170,508	Purchase Consideration (in connection with Bluma)
April 15, 2021	50,000	$1.14	$57,000	Cash (exercise of options)
April 15, 2021	192,604	$12.98	$2,500,000	Purchase Consideration (in connection with the acquisition of Origin House)
April 15, 2021	12,986	$12.63	$164,013	Share Issuance (exercise of restricted stock units)
April 15, 2021	6,963	$12.63	$87,943	Share Issuance (exercise of restricted stock units)
April 22, 2021	55,917	$10.06	$562,525	Purchase Consideration (in connection with the acquisition of Origin House)
May 10, 2021	159,259	$11.64	$1,854,005	Cash (exercise of warrants)
May 10, 2021	100,000	$12.79	$1,279,041	Share Conversion (redeemable shares)
May 10, 2021	4,620	$6.00	$27,720	Share Issuance (exercise of restricted stock units)
May 10, 2021	61,700	$11.25	$694,125	Share Issuance (in connection with subscription agreement)
May 28, 2021	945.00	$11.25	$10,631	Cash (exercise of options)
May 28, 2021	25,770.00	$11.64	$300,000	Cash (exercise of warrants)
May 28, 2021	2,900,000.00	$12.24	$35,488,168	Share Conversion (redeemable shares)
May 28, 2021	58,233	$6.00	$349,398	Share Issuance (exercise of restricted stock units)
May 28, 2021	232	$5.96	$1,383	Share Issuance (exercise of restricted stock units)
June 01, 2021	136,340	$6.00	$818,040	Share Issuance (exercise of restricted stock units)
June 03, 2021	500,000	$11.71	$5,853,921	Share Conversion (redeemable shares)
June 08, 2021	50,000	$2.25	$112,500	Cash (exercise of options)
June 10, 2021	11,500	$1.14	$13,062	Cash (exercise of options)
June 10, 2021	760,000	$11.63	$8,835,456	Share Conversion (redeemable shares)
June 17, 2021	4,500	$2.99	$13,455	Cash (exercise of options)
June 18, 2021	179,250	$1 - $2.99	$207,968	Cash (exercise of options)
June 22, 2021	5,000	$2.25	$11,250	Cash (exercise of options)
June 25, 2021	3,000,000	$11.29	$33,870,181	Share Conversion (redeemable shares)

Date Issued	Number of Cresco Securities	Issue Price per Unit ($)	Aggregate Issue Price ($)	Nature of Consideration
July 05, 2021	1,000	$2.99	$2,990	Cash (exercise of options)
July 08, 2021	2,000	$2.99	$5,980	Cash (exercise of options)
July 08, 2021	65,626	$2.25	$147,659	Cash (exercise of options)
July 12, 2021	100,000	$1.14	$114,000	Cash (exercise of options)
July 12, 2021	360,000	$11.38	$4,096,223	Share Conversion (redeemable shares)
July 12, 2021	17,084	$12.17	$207,876	Share Issuance (exercise of restricted stock units in connection to Bluma)
July 12, 2021	2,993	$11.40	$34,120	Share Issuance (exercise of restricted stock units)
July 13, 2021	1,000	$1.00	$1,000	Cash (exercise of options)
July 14, 2021	42,500	$6.5 - $6.86	$278,950	Cash (exercise of options)
July 16, 2021	13,662	$3.75	$51,233	Cash (exercise of options)
July 16, 2021	132,357	$12.17	$1,610,504	Share Issuance (exercise of restricted stock units in connection to Bluma)
July 16, 2021	3,688	$5.96	$21,980	Share Issuance (in connection with the acquisition of Origin House)
July 26, 2021	1,000	$3.75	$3,750	Cash (exercise of options)
August 03, 2021	2,500	$2.99	$7,475	Cash (exercise of options)
August 05, 2021	6,000	$4.24	$25,440	Cash (exercise of warrants)
August 05, 2021	3,870	$2.51	$9,714	Share Issuance (exercise of restricted stock units)
August 05, 2021	7,661	$6.86	$52,554	Share Issuance (exercise of restricted stock units)
August 10, 2021	3,000	$2.25	$6,750	Cash (exercise of options)
August 13, 2021	25,000	$3.75	$93,750	Cash (exercise of options)
August 17, 2021	1,000	$1.00	$1,000	Cash (exercise of options)
September 02, 2021	1,750	$2.99	$5,233	Cash (exercise of options)
September 02, 2021	4,818,472	$9.68	$46,642,896	Purchase Consideration (in connection with Cultivate)
September 09, 2021	80,000	$1.14	$91,200	Cash (exercise of options)
September 09, 2021	100,000	$8.52	$851,905	Share Conversion (redeemable shares)
September 09, 2021	500,000	$8.52	$4,259,523	Share Conversion (redeemable shares)
September 10, 2021	10,000	$3.75	$37,500	Cash (exercise of options)
September 10, 2021	10,500	$1.13 - $2.25	$12,425	Cash (exercise of options)
September 14, 2021	500	$2.25	$1,125	Cash (exercise of options)
September 27, 2021	15,000	$2.99	$44,850	Cash (exercise of options)
September 29, 2021	3,750	$2.99	$11,213	Cash (exercise of options)
September 30, 2021	1,000	$1.14	$1,136	Cash (exercise of options)

Date Issued	Number of Cresco Securities	Issue Price per Unit ($)	Aggregate Issue Price ($)	Nature of Consideration
October 04, 2021	2,500	$3.75	$9,375	Cash (exercise of options)
October 05, 2021	1,000	$1.00	$1,000	Cash (exercise of options)
October 13, 2021	100,000	$3.75	$375,000	Cash (exercise of options)
October 18, 2021	2,000	$2.25	$4,500	Cash (exercise of options)
October 25, 2021	2,000	$1.00	$2,000	Cash (exercise of options)
October 28, 2021	5,000	$1 - $2.25	$7,500	Cash (exercise of options)
November 08, 2021	10,000	$1.14	$11,400	Cash (exercise of options)
November 09, 2021	4,169	$8.86	$36,937	Share Issuance (exercise of restricted stock units)
November 10, 2021	18,750	$3.75	$70,313	Cash (exercise of options)
November 12, 2021	10,000	$2.25	$22,500	Cash (exercise of options)
November 12, 2021	241,430	$1.14 - $6	$365,495	Cash (exercise of options)
November 12, 2021	400,000	$9.57	$3,826,502	Share Conversion (redeemable shares)
November 12, 2021	74,899	$11.42 - $12.17	$908,850	Share Issuance (exercise of restricted stock units)
November 15, 2021	1,000,000	$9.13	$9,131,581	Share Conversion (redeemable shares)
November 16, 2021	50,000	$3.75	$187,500	Cash (exercise of options)
November 17, 2021	5,000	$5.90	$29,500	Cash (exercise of options)
November 18, 2021	11,000	$3.75 - $5.9	$62,750	Cash (exercise of options)
November 19, 2021	9,050	$1 - $3.75	$20,188	Cash (exercise of options)
November 22, 2021	3,250	$2.99	$9,718	Cash (exercise of options)
November 23, 2021	2,500	$2.99	$7,475	Cash (exercise of options)
November 24, 2021	1,555	$3.75	$5,831	Cash (exercise of options)
November 24, 2021	6,166,861	$8.80	$54,240,357	Purchase Consideration (in connection with Cure Penn)
November 26, 2021	25,000	$6.86	$171,500	Cash (exercise of options)
December 01, 2021	125,000	$1.14	$142,500	Cash (exercise of options)
December 02, 2021	12,500	$1.14	$14,198	Cash (exercise of options)
December 02, 2021	418	$9.13	$3,816	Share Issuance (exercise of restricted stock units)
December 02, 2021	177	$9.13	$1,616	Share Issuance (exercise of restricted stock units)
December 06, 2021	1,170	$3.75	$4,388	Cash (exercise of options)
December 07, 2021	18,500	$2.25 - $2.99	$54,575	Cash (exercise of options)
December 09, 2021	182,358	$7.88	$1,437,323	Purchase Consideration (in connection with Laurel Harvest)
December 13, 2021	12,000	$4.24	$50,880	Cash (exercise of warrants)
December 14, 2021	35,000	$2.25	$78,750	Cash (exercise of options)
December 14, 2021	7,526,270	$7.88	$59,321,112	Purchase Consideration (in connection with Laurel Harvest)

Date Issued	Number of Cresco Securities	Issue Price per Unit ($)	Aggregate Issue Price ($)	Nature of Consideration
December 20, 2021	77,899	$2.25 - $3.75	$183,371	Cash (exercise of options)
December 24, 2021	10,000	$2.25	$22,500	Cash (exercise of options)
December 28, 2021	645,161	$7.88	$5,085,078	Purchase Consideration (in connection with Laurel Harvest)

Options Issued
Date Issued	Number of Units	Exercise Price per Unit ($)	Total Aggregate Proceeds Assuming the Exercise of all Options	Nature of Consideration
January 15, 2021	500,000 Options to purchase Subordinate Voting Shares	$13.10	$6,550,000 (assuming the exercise of all options)	Cash
January 28, 2021	1,961,187 Options to purchase Subordinate Voting Shares	$11.92	$23,377,349 (assuming the exercise of all options)	Cash
March 31, 2021	611,608 Options to purchase Subordinate Voting Shares	$12.63	$7,724,609 (assuming the exercise of all options)	Cash
April 28, 2021	200,000 Options to purchase Subordinate Voting Shares	$12.26	$2,452,000 (assuming the exercise of all options)	Cash
June 30, 2021	1,144,355 Options to purchase Subordinate Voting Shares	$11.42	$13,068,534 (assuming the exercise of all options)	Cash
September 30, 2021	511,100 Options to purchase Subordinate Voting Shares	$9.41	$4,809,451 (assuming the exercise of all options)	Cash
December 31, 2021	453,750 Options to purchase Subordinate Voting Shares	$6.62	$3,003,825 (assuming the exercise of all options)	Cash

Conversion of Proportionate Voting Shares to Subordinate Voting Shares
Date Issued	Number of Proportionate Voting Shares	Number of Subordinate Voting Shares issued on Conversion
January 1 – December 31, 2021	43,219.41	8,643,882

CONSOLIDATED CAPITALIZATION

The following table summarizes the share capital of Cresco and the Company as of December 31, 2021.

THE COMPANY
Total Long-term notes payable and loans payable (in US$)	$465,079,000
Security	Total
Super Voting Shares(1)	500,000
Subordinate Voting Shares(7)	269,971,332
Proportionate Voting Shares(2)	20,667,285
Cresco Redeemable Units(3)	109,440,971
Special Subordinate Voting Shares	639
Shares Outstanding (on an as converted to Subordinate Voting Share basis)	400,580,227
Options(4)	23,610,000
Warrants(5)	9,841,959
Restricted share units	1,093,031
Fully-Diluted Outstanding(6)	435,125,217

(1)   Each carrying 2,000 votes. In the aggregate, the MVS represent approximately 77% voting control.

(2)   As discussed above under the heading “Description of the Securities”, in order to maintain foreign private issuer status, certain US resident members of Cresco will receive PVS rather than SVS on a 1:200 basis. PVS carry voting and economic rights proportionate to SVS. Each PVS is convertible into 200 SVS. This table presents the PVS on an as-converted basis.

(3)   Cresco Redeemable Units are convertible to PVS on a 200:1 basis and such PVS are convertible into SVS on a 1:200 basis.

(4)   23,609,286 options outstanding at a blended average exercise price of $5.54 per SVS. 15,791,832 SVS reserved for future grants.

(5)   Each exercisable into one SVS at a blended average price of $9.63.

(6)   Fully-Diluted Outstanding shares assumes conversion of all outstanding instruments which could have a dilutive effect (currently or in the future).

(7)   SVS includes shares pending issuance or cancellation

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets out, for each of the Company’s directors and executive officers, the person’s name, age, state and country of residence, position with the Company, principal occupation(s) during the last five (5) years, and, if an existing officer of Cresco prior to the Business Combination, the date on which the person became such an officer. The Company’s directors are elected annually and, unless re-elected, will retire from office at the end of the next annual general meeting of shareholders.

Directors and Officers

Name and State and Country of Residence	Age	Position(s) with the Company	Cresco Officer/ Director Since	Principal Occupation(s)(1)	Number of Securities of Company Directly or Indirectly Held(2)
Charles Bachtell(6) Chicago, IL, United States	43	Chief Executive Officer and Director	03/2015	Chief Executive Officer, Cresco	16,043,983/ 4.00%
Dennis Olis Chicago, IL, United States	59	Chief Financial Officer	07/2020	Chief Financial Officer, Cresco	—
Ty Gent Prosper, TX, United States	62	Chief Operating Officer	02/2021	Chief Operating Officer, Cresco	—
John Schetz, Chicago, IL, United States	45	General Counsel	06/2018	General Counsel, Cresco	—
Gregory Butler Chicago, IL, United States	42	Chief Commercial Officer	02/2020	Chief Commercial Officer, Cresco	—
Angie Demchenko Chicago, IL, United States	41	Chief People Officer	07/2019	Chief People Officer, Cresco	—
Jason Erkes Chicago, IL, United States	52	Chief Communications Officer	09/2018	Chief Communications Officer, Cresco	66,694 / 0.02%
Zach Marburger Chicago, IL, United States	36	Chief Information Officer (Interim)	01/2019	Chief Information Officer (Interim), Cresco	—
Carol Vallone(5)(6) Manchester-by-the-Sea MA, United States	65	Director	07/2020	Chair of the Board of Trustees at McLean Hospital	—
Robert M. Sampson(3) Chicago, IL, United States	46	Director	05/2015	EVP - Crosscountry Mortgage	11,201,849 / 2.80%

Name and State and Country of Residence	Age	Position(s) with the Company	Cresco Officer/ Director Since	Principal Occupation(s)(1)	Number of Securities of Company Directly or Indirectly Held(2)
John R. Walter(5) Naples, FL, United States	75	Director	03/2017	Chief Executive Officer of Ashlin Management Company	235,340 / 0.06%
Gerald Corcoran(3)(6) Winnetka, IL, United States	66	Director	03/2017	CEO & Chairman of the Board of R.J. O’Brien & Associates, LLC	997,395 / 0.25%
Thomas Manning(6) Evanston, IL, United States	66	Executive Chairman and Director	10/2016	Executive Chairman, Cresco	100,000 / 0.02%
Randy Podolsky(3)(4) Lincolnshire, IL, United States	67	Director	12/2016	Real Estate – Podolsky & Associates, Ltd	814,387 / 0.20%
Michele Roberts(4) New York, NY, United States	65	Director	06/2020	Executive Director of the NBPA, retired as of 1/9/2022	—
Marc Lustig Vancouver, BC Canada	47	Director	01/2020	Director	4,327 / 0.00%
Sidney Dillard(5) Chicago, IL, United States	58	Director	04/2021	Head of Corporate Investment Banking Division, Loop Capital	—
Tarik Brooks(4) Los Angeles, CA United States	46	Director	05/2021	Executive President Combs Enterprises	—

Notes:

(1)	For prior occupations of each director and officer for the last 5 years, if applicable, please see biographies below.
(2)	Includes PVS, SVS, MVS, SSVS, and Cresco LLC Redeemable Units. Excludes all options and restricted stock units.
(3)	Denotes members of the audit committee for the Company. The Company’s audit committee meets the composition requirement for “venture issuers” as set out in NI 52-110.
(4)	Denotes member of the nominating and governance committee of the Company.
(5)	Denotes member of the compensation committee of the Company.
(6)	Denotes member of the executive committee of the Company.

Biographies

The following are brief profiles of the Company’s executive officers and directors.

Charles Bachtell, Chief Executive Officer, and Director

Charles Bachtell serves as a director and the Company’s Chief Executive Officer. Prior to joining the Company, Mr. Bachtell served for eight (8) years as the Executive Vice President and General Counsel of Guaranteed Rate. Mr. Bachtell’s

past experience as an attorney brings with him legal expertise in both corporate governance and regulatory compliance. Mr. Bachtell is a founding member of the Illinois Cannabis Bar Association and cannabis industry trade associations in IL, PA, and OH. He is the current Chairman of the National Cannabis Roundtable. Mr. Bachtell also serves as an adjunct Professor at Northwestern University Pritzker School of Law, where he teaches a course on the legal and regulatory issues in the emerging cannabis industry.

Dennis Olis, Chief Financial Officer

Dennis Olis serves as the Company’s Chief Financial Officer. He has more than 20 years of operational management, financial planning and analysis, accounting, financial reporting, tax, internal audit, treasury, and mergers and acquisitions experience. Prior to joining the Company, Mr. Olis served as the as the Chief Financial Officer AllScripts, and prior to his service as Chief Financial Officer at AllScripts, he held a variety of senior finance and operations positions at Motorola Inc.

Ty Gent, Chief Operating Officer

Ty Gent serves as the Company’s Chief Operating Officer. Mr. Gent joins Cresco with more than 35 years of consumer-packaged goods (“CPG”) and supply chain leadership experience. Most recently, Mr. Gent served as the Chief Supply Chain Officer at US Foods, where he developed and implemented a new supply chain strategy, optimized its large-scale transportation network, launched field-based continuous improvement processes, and upgraded key systems technologies and planning capabilities. Previously, he worked at PepsiCo for 30 years in various executive management positions. As a subject matter expert in supply chain optimization, S&OP planning, manufacturing, warehouse management, distribution, and quality and safety, Mr. Gent brings expertise that is directly transferable to Cresco’s key focus of producing and distributing branded products at substantial scale.

John Schetz, General Counsel

John Schetz serves as the Company’s General Counsel. Prior to joining the Company, Mr. Schetz served as Executive Vice President, General Counsel, and Secretary of Stericycle, Inc., where he was responsible for global legal affairs. Prior to his tenure at Stericycle, Mr. Schetz was a partner in the Corporate Department of McDermott Will & Emery LLP in Chicago. Mr. Schetz’s experience as a partner in a large law firm and as chief legal officer of a multinational public company brings to the Company a broad and deep understanding of legal and business matters across multiple industries.

Gregory Butler, Chief Commercial Officer

Greg Butler serves as the Company’s Chief Commercial Officer. Prior to joining the Company, Mr. Butler served as Operational Partner at MINIMAL, a global award-winning design firm, overseeing MNML Ventures, the creative capital accelerator of MINIMAL. Prior to his service at MINIMAL, Mr. Butler worked at MillerCoors where he led the Miller Family of brands, a $2 billion portfolio, overseeing more than $225 million in annual spend. Mr. Butler brings to the Company a strong background in driving brand growth for top-tier CPG companies and business growth and capital management strategic advising for leading private equity portfolio companies.

Angie Demchenko, Chief People Officer

Angie Demchenko is responsible for overseeing all aspects of human resources, its practices, and operations to meet the needs of the constantly evolving business. Previously, she served as Vice President, Head of Human Resources for Starwood Retail Partners, the retail real estate arm of Starwood Capital Group and a leading operator of shopping malls and lifestyle centers. In addition, she was the Vice President, Human Resources for General Growth Properties, one of the largest shopping mall owners in the U.S. prior to its acquisition by Brookfield Property Partners, and Senior Vice President, Human Resources for Jones Lang LaSalle, a Fortune 500 commercial real estate services firm.

Jason Erkes, Chief Communications Officer

A seasoned communications strategist, Jason Erkes joined Cresco Labs’ leadership team in 2018 after serving as a consultant since the Company’s inception in 2013. He is responsible for directing the Company’s internal and external communications and strategy. He has been a journalist, political advisor, entrepreneur, influencer, turnaround expert and philanthropist throughout his career. In 2020, he was named one of the Top 10 Most Influential Communications Professionals to Watch in Cannabis by Green Market Report.

Zach Marburger, Chief Information Officer (Interim)

Zach Marburger is Cresco Labs’ interim Chief Information Officer, a role served in when he joined the company in 2015. He is responsible for overseeing the technological and data infrastructure throughout the organization and designing, scaling, and implementing technological systems and data platforms to optimize the customer experience. An entrepreneur, he was previously involved in Colorado’s cannabis technology industry. He was the founder and CEO of Whaxy, a startup offering software tools like menu management and online ordering for cannabis retail dispensaries and businesses. It was acquired by cannabis technology platform MassRoots in 2016.

Carol Vallone, Director

Carol Vallone serves as director of the Company. Ms. Vallone serves as chair of the board of trustees at McLean Hospital, US News & World Report #1 ranked freestanding psychiatric hospital and the largest psychiatric affiliate of Harvard Medical School. She also serves on the board of trustees at MGH Institute of Health Professions, and on the finance committee at Mass General Brigham. Additionally, Ms. Vallone serves on the board of directors of the Bain Capital Double Impact portfolio company, Arosa; as board chair, compensation committee chair and audit committee member of MindMed Inc; as an advisory director for the private investment firm Berkshire Partners; and as an advisory board member of the healthcare-focused venture growth firm, Longitude Capital. She has also served as CEO and board member of multiple tech-enabled services companies, and as a board member of private and public ecommerce and financial services organizations.

Robert M. Sampson, Director

Robert Sampson serves as a director of the Company. Mr. Sampson has more than 20 years of operating experience in large business, including 12 years in the heavily regulated mortgage industry, having served as Chief Operating Officer at Guaranteed Rate, a retail mortgage bank. As the former Chief Operating Officer of Cresco, Mr. Sampson oversaw the construction of two 40,000 square foot cement precast structures and one 30,000 square foot hybrid greenhouse structure and was responsible for all facility operations and systems including the design and implementation of fertigation and irrigation systems, inventory control systems, compliance process procedures, audits, security, and IT. Mr. Sampson is currently Executive Vice President of Crosscountry Mortgage, a mortgage firm based in Cleveland.

John R. Walter, Director

John R. Walter serves as a director of the Company. Mr. Walter is Chairman of Ashlin Management Company, a private investment and management services firm. He is the retired President and Chief Operating Officer of AT&T Corporation, a position he held from 1996 to 1997, and retired Chairman and Chief Executive Officer of R.R. Donnelley & Sons Company, a position he held from 1989 through 1996. Mr. Walter also serves as the Vice Chairman of The Conservancy of Southwest Florida. Mr. Walter served as a Director of Manpower Inc. from 1998 to 2019 and served as Non-Executive Chairman of the company from 1999 to 2001. He previously served on the boards of other companies, including ecoAmerica, Innerworkings, Echo Global Logistics, VASCO Data Securities, Media Bank, LLC, Groupon, Deere & Company, Abbott Laboratories, Inc., AT&T Corporation, Target Corporation and Jones Lang LaSalle. Mr. Walter is on the Board of Trustees for Steppenwolf Theater, Northwestern University and The Naples Children & Education Foundation.

Gerald Corcoran, Director

Gerry Corcoran serves as a director of the Company. Mr. Corcoran has served as Chief Executive Officer of R. J. O’Brien & Associates, LLC (RJO) since 2000 and Chairman of the Board since 2007. In July 2014, Mr. Corcoran was elected Chairman of the FIA (formerly Futures Industry Association), and he served in that position until March 2016. Following that time, he was elected Treasurer of the FIA Board of Directors, serving in that role until March 2017. Corcoran serves on the FIA’s Executive Committee. He has been a member of FIA’s Board of Directors since March 2008 and served as Vice Chairman from March 2013 until July 2014. He also serves on the U.S. Commodity Futures Trading Commission Global Markets Advisory Committee as well as the Board of Directors of the National Futures Association (NFA), the self-regulatory organization for the futures industry. In 1977 Corcoran graduated from Loyola University with a Bachelor of Business Administration degree. He is a Certified Public Accountant and a member of the American Institute of Certified Public Accountants and the Illinois CPA Society. Over the last 35 years, Corcoran has served on numerous local community, civic and social boards.

Thomas Manning, Executive Chairman and Director

Tom Manning serves as the Company’s Executive Chairman. Mr. Manning is the former Chairman and Chief Executive Officer of Dun & Bradstreet, a leading provider of corporate information and analytics. Mr. Manning serves as a director of CommScope and ChinData and also chairs an artificial intelligence joint venture between Northwell Health and Aegis Ventures. Until recently, he served as a Fellow and, later a Senior Fellow, at Harvard University’s Advanced Leadership Initiative, specializing in social enterprise creation via Harvard Square Lab, an incubator he created while there. He is an executive-in-residence at the Booth School of Business at the University of Chicago and was previously an adjunct faculty member at the University of Chicago Law School for 5 years, where he taught corporate governance, private equity, innovation, and US-China relations. He was based in Hong Kong for nearly 20 years and served as CEO of Cerberus Capital Asia, Capgemini Asia, and Ernst & Young Consulting Asia, and as a senior partner at Bain & Company. During the past decade, he served on the boards of various publicly listed Chinese companies, including Bank of Communications, Gome Electrical Appliances, AsiaInfo-Linkage, iSoftStone, and Clear Media. Earlier in his career, he was extensively involved in the medical field as the founder and CEO of a biomedical device company and a founder of McKinsey’s health care consulting practice. A graduate of Harvard University and Stanford University, he speaks Mandarin and is a frequent speaker and commentator on innovation, governance, and China.

Randy Podolsky, Director

Randy D. Podolsky serves as a director of the Company. He has served the entrepreneurial, corporate, institutional and not-for-profit clients of Podolsky Circle CORFAC International for over 40 years and served as Managing Principal of the firm from 1986 to 2015. As a Principal of the firm, Mr. Podolsky provided personalized transaction and contract negotiation and advisory services to financial institutions, users, owners, and not-for-profits for all facets of commercial real estate. Mr. Podolsky is a volunteer member of the U.S. Coast Guard Auxiliary since 1991 and served as the elected District Commodore (DCO) of the Ninth Western Region in 2009-2010.

Michele Roberts, Director

Ms. Roberts serves as a director of the Company. Since 2014, Ms. Roberts has served as the Executive Director of the National Basketball Players Association (the “NBPA”), working on behalf of NBA players to ensure their rights are protected and are fairly compensated for the value they bring to the sport and their impact on society. Prior to joining the NBPA, she was a trial lawyer with Skadden, Arps, Slate, Meagher & Flom. Her practice focused on complex civil and white-collar criminal litigation before state and federal courts and in administrative proceedings. Ms. Roberts is a Fellow of the American College of Trial Lawyers. She worked for eight (8) years in the office of the Public Defender Service for the District of Columbia, where she was named Chief of the Trial Division and served as counsel in more than 40 jury trials. Ms. Roberts is a frequent lecturer and presenter to both the bench and bar on a variety of topics related to litigation and trial practice. She taught trial advocacy as an adjunct member of the faculty at Harvard Law School and was an instructor with the National Institute of Trial Advocacy.

Marc Lustig, Director

Marc Lustig serves as a director of the Company. Mr. Lustig was the founder and Chief Executive Officer of Cannabis Royalties & Holdings Corp. (Origin House), a leading distributor of cannabis products including its owned brands in California and other markets. Following the acquisition of Origin House by Cresco in January 2020, Mr. Lustig oversaw capital markets activities for Cresco, including executing on the Company’s capital strategy, until he left such role in mid-2021. He was also responsible for managing relationships with Cresco’s various capital markets stakeholders. In addition to being a director of the Company, Mr. Lustig is the Chairman of Trichome Financial Corp., Chairman of IMC Cannabis, and is a director of Pharmacielo Ltd and Aequus Pharmaceuticals. Marc holds Master of Science and Master of Business Administration degrees from McGill University.

Sidney Dillard, Director

Sidney Dillard is an experienced financial services executive with a distinguished 35+ year career providing advice and capital solutions to Fortune 500 corporations and middle market companies. She currently serves as partner and head of corporate investment banking at Loop Capital Markets and on the firm’s Management Committee, Risk Committee, and Fairness & Valuation Committee. Prior to Loop Capital Markets, Sidney was Senior Vice President and Division Manager at Northern Trust Bank. Her philanthropic endeavors are focused on leadership, empowerment and access for women/girls and African-Americans. She is board chair for the Girl Scouts of Greater Chicago and Northwest Indiana, is a board member for The Chicago Network, WTTW (PBS member station in Chicago) and IFF (a CDFI) and serves on the Obama Foundation Inclusion Council. Sidney is a graduate of Stanford University where she received an AB in Economics. She holds an MBA from Northwestern University’s Kellogg School of Management where she concentrated in Finance, Management and Marketing and was on the Dean’s List. She holds 7, 24, 63 and 79 FINRA securities licenses.

Tarik Brooks, Director

Tarik Brooks is a seasoned executive with more than 22 years of experience driving large scale business transformations across several industry sectors including hospitality, spirits, and media. As the President of Combs Enterprises, Brooks oversees all business operations and investments owned by Sean “Diddy” Combs. This diverse portfolio includes ventures in spirits (Ciroc Vodka and DeLeon Tequila), media (REVOLT TV), music (Bad Boy Records), consumer packaged goods (AquaHydrate), education (Capital Preparatory Schools) and more. Brooks serves on the boards of REVOLT, DeLeon Tequila, AquaHydrate and Capital Prep Harlem. Prior to Combs Enterprises, he was the Chief Operating Officer of the Account Management and Trading department at Bridgewater Associates. Brooks was previously the Executive Vice President at RLJ Companies, a portfolio of companies led by investor Robert L. Johnson. Throughout his career, Brooks has represented companies in a variety of transactions, including acquisitions and capital raises, led major strategic initiatives, and oversaw compliance in highly regulated industries. Brooks is a graduate of Howard University and Harvard Business School. Additionally, he serves on the boards of The Pilgrim School and Private School Village.

Cease Trade and Bankruptcy

None of the Company’s directors or executive officers has, within the 10 years prior to the date of this AIF, been a director, chief executive officer or chief financial officer of any company (including the Company) that, while such person was acting in that capacity (or after such person ceased to act in that capacity but resulting from an event that occurred while that person was acting in such capacity) was the subject of a cease trade order, an order similar to a cease trade order, or an order that denied the Company access to any exemption under securities legislation, in each case for a period of more than 30 consecutive days.

None of the Company’s directors or executive officers has, within the 10 years prior to the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or comprise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of such director or executive officer, been a director or executive officer of any company, that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or comprise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No director or executive officer of the Company has: (i) been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

To the best of the Company’s knowledge, there are no known existing or potential material conflicts of interest among the Company or a subsidiary of the Company and a director or officer of the Company or a subsidiary of the Company as a result of their outside business interests except that certain of the Company’s or its subsidiaries’ directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to the Company and their duties as a director or officer of such other companies.

PROMOTERS

No person or company has been within the two years immediately preceding the date of this AIF, a promoter of the Company.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

During the year ended December 31, 2020, a former executive of the Company commenced proceedings against the Company. On January 29, 2021, the Company commenced an action in the Supreme Court of British Columbia against various parties, including this former executive and a special purpose acquisition entity. On February 1, 2021, a binding settlement was reached, and the terms were memorialized in an agreement as of March 1, 2021. The agreed-upon terms included a payment of 1.3 million SVS to the counterparty relating to certain equity awards previously held by the counterparty in exchange for a number of covenants including non-solicitation, non-hire, certain provisions surrounding voting rights and limitations on future sales of Company shares. As contemplated by the settlement, the Company discontinued the action on February 4, 2021, and a mutual release of claims resulted. On December 31, 2020, the Company recorded a provision of $13.6 million for this settlement. The payment of 1.3 million SVS was made during the first quarter of 2021.

Other than a civil dispute whereby Cresco, as plaintiff, is seeking damages for breach of contract, and the aforementioned matter, to the Company’s knowledge, there are no legal proceedings or regulatory actions material to the Company to which it is a party, or has been a party to, or of which any of its property is or was the subject matter of, and no such proceedings or actions are known by the Company to be contemplated.

There have been no material penalties or sanctions imposed against the Company by a court or regulatory authority, and the Company has not entered into any settlement agreements before any court relating to provincial or territorial securities legislation or with any securities regulatory authority, in the three years prior to the date of this AIF.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed below and elsewhere in this AIF no director, executive officer or unitholder or shareholder that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the voting securities of the Company, or any of their respective associates or affiliates, has any material interest, direct or indirect, in any transaction within the three years before the date of this AIF which has materially affected or is reasonably expected to materially affect the Company or a subsidiary of the Company.

AUDITOR, TRANSFER AGENT AND REGISTRAR

The auditor of the Company is Marcum LLP and the transfer agent and registrar for the SVS, PVS, SSVS and MVS is Odyssey Trust Company at its principal offices in Calgary, Alberta.

MATERIAL CONTRACTS

The Company is a party to the following material contracts:

•	Support Agreement entered into by and among the Company, Cresco Corp and Cresco LLC (see the “Description of Capital Structure – Support Agreement” section for greater detail.);

•

Tax Receivable Agreement entered into by and among Cresco Corp, Cresco LLC, the Cresco Members and the Cresco LTIP Unitholders (see the “Description of Capital Structure – Tax Receivable Agreement” section for greater detail.);

•	A&R LLC Agreement (see the “Description of Capital Structure – Description of Unit Capital of Cresco – A&R LLC Agreement” section for greater detail.);

•

Senior Secured Term Loan Agreement entered into by and among the Company, a third-party administrative agent, and a syndicate of lenders (see the “General Development of the Business – Financing Activities” section for greater detail.); and

•	Arrangement Agreement (see the “General Development of the Business – Pipeline Transactions” section for greater detail).

INTERESTS OF EXPERTS

No person or corporation whose profession or business gives authority to a statement made by the person or corporation and who is named as having prepared or certified a part of this AIF or as having prepared or certified a report or valuation described or included in this AIF holds any beneficial interest, direct or indirect, in any securities or property of Cresco or of an associate or affiliate of Cresco and no such person is expected to be elected, appointed or employed as a director, senior officer or employee of Cresco or of an associate or affiliate of Cresco and no such person is a promoter of Cresco or an associate or affiliate of Cresco. Marcum LLP is independent of the Company in accordance with the rules of professional conduct of the Institute of Chartered Professional Accountants of Ontario and the standards of the Public Company Accounting Oversight Board (United States).

ADDITIONAL INFORMATION

Additional information relating to the Company can be found under the Company’s profile on SEDAR at www.sedar.com. Additional financial information is provided in the Financial Statements and MD&A, which is also available on SEDAR.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of certain material U.S. federal income tax considerations for U.S. Holders and Non-U.S. Holders (each as defined below) relating to the ownership and disposition of SVS. This summary is general in nature and does not discuss all aspects of U.S. federal income taxation that may be relevant to a holder of SVS in light of its particular circumstances. In addition, this summary does not address the U.S. federal alternative minimum tax, the Medicare tax on net investment income, U.S. federal estate and gift taxes, U.S. state and local taxes or foreign taxes. This summary deals only with SVS held as capital assets within the meaning of Section 1221 of the U.S. Tax Code (generally, property held for investment), and does not address tax considerations applicable to any holder of SVS that may be subject to special treatment under the United States federal income tax laws, including:

•	a bank or other financial institution;

•	a tax-exempt or governmental organization;

•	a retirement plan or other tax-deferred account (other than with respect to U.S. Holders in the 401(k) Plan),

•	a partnership, an S corporation or other entity treated as a partnership or pass-through (or an investor therein);

•	an insurance company;

•	a mutual fund, regulated investment company or real estate investment trust;

•	a person that purchases or sells SVS as part of a wash sale for tax purposes;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a holder of SVS subject to the alternative minimum tax provisions of the U.S. Tax Code;

•	a holder of SVS that received SVS through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

•	a person that owns (or is deemed to own) 5% or more of the outstanding SVS;

•	a U.S. Holder whose functional currency is not the U.S. dollar;

•	a person that holds SVS as part of a hedge, straddle, constructive sale, conversion or other integrated transaction;

•	“controlled foreign corporations” within the meaning of the U.S. Tax Code;

•	“passive foreign investment companies” within the meaning of the U.S. Tax Code; or

•	a U.S. expatriate.

This summary is based on the U.S. Tax Code, Treasury Regulations promulgated under the U.S. Tax Code, and rulings and judicial decisions, all as in effect as of the date hereof, and all of which are subject to change or differing interpretations at any time, possibly with retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds SVS, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership holding SVS should consult its own tax advisors regarding the tax consequences of acquiring, holding, and disposing of SVS.

THIS DISCUSSION IS INTENDED ONLY AS A GENERAL SUMMARY OF CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO A HOLDER OF SHARES AND SHOULD BE READ IN CONJUNCTION WITH THE DISCUSSION OF CANADIAN TAX CONSIDERATIONS HEREIN. WE URGE BENEFICIAL OWNERS OF SHARES TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE OFFER OR THE MERGER IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

U.S. Holders.

For purposes of this discussion, a “U.S. Holder” of SVS means a holder that is for U.S. federal income tax purposes:

•	An individual citizen or resident of the U.S.;

•	A corporation (or other entity taxable as a corporation) created or organized in or under the laws of the U.S or any state thereof or the District of Columbia;

•	An estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

A trust if it: (1) is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have the authority to control all substantial decisions of the trust; or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

With respect to the first bullet point above, an individual is generally treated as a resident of the U.S. for U.S. federal income tax purposes in any calendar year if the individual either (i) is the holder of a green card, generally during any point of such year, or (ii) is present in the U.S. for at least 31 days in that calendar year, and for an aggregate of at least 183 days during the three-year period ending on the last day of the current calendar year. For purposes of the 183-day calculation (often referred to as the Substantial Presence Test), all of the days present in the U.S. during the current year, one-third of the days present in the U.S. during the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Residents are generally treated for U.S. federal income tax purposes as if they were U.S. citizens. Residents who are also residents or citizens of Canada should also review the discussion of Canadian tax considerations and are urged to consult their own tax advisors regarding the tax consequences of acquiring, holding, and disposing of SVS. Note that the Company expects to be treated as both a Canadian company for Canadian tax purposes and a U.S. company for U.S. federal income tax purposes. As a result, we expect the Company will not be eligible for benefits under the income tax treaty between the U.S. and Canada.

Non-U.S. Holders.

A “Non-U.S. Holder” is a beneficial owner of SVS (other than an entity or arrangement classified as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.

Tax Classification as a U.S. Domestic Company

As a result of the Business Combination, pursuant to Section 7874(b) of the U.S. Tax Code and the Treasury Regulations promulgated thereunder, notwithstanding that the Company is organized under the provisions of the BCBCA in Canada, solely for U.S. federal income tax purposes, it is anticipated that the Company will be treated as a U.S. domestic corporation.

The Company experiences a number of significant and complicated U.S. federal income tax consequences as a result of being treated both as a Canadian company for Canadian income tax purposes and as a U.S. domestic corporation for U.S. federal income tax purposes, and this summary does not attempt to describe all such U.S. federal income tax consequences. Section 7874 of the U.S. Tax Code and the Treasury Regulations promulgated thereunder do not address all the possible tax consequences that arise from the Company being treated as a U.S. domestic corporation for U.S. federal income tax purposes. Accordingly, there may be additional or unforeseen U.S. federal income tax consequences to the Company that are not discussed in this summary. Please also note that most, but not all, states adopt Section 7874 of the U.S. Tax Code (California is an exception) and holders should discuss potential differences between federal and state treatment with their own tax advisors.

Generally, the Company is expected to be subject to U.S. federal income tax on all of its taxable income and will be required to file a U.S. federal income tax return annually with the IRS. The Company anticipates that it will also be subject to tax in Canada. It is unclear whether the Company will be entitled to foreign tax credits under the U.S. Tax Code and how the foreign tax credit rules will operate in certain circumstances, as a result of the Company being treated as a U.S. domestic corporation for U.S. federal income tax purposes and the taxation of the Company also in Canada. Accordingly, it is possible that the Company will be subject to double taxation with respect to all or part of its taxable income. It is anticipated that such U.S. and Canadian tax treatment will continue indefinitely and that the SVS will be treated indefinitely as shares in a U.S. domestic corporation for U.S. federal income tax purposes, notwithstanding future transfers, and may also be considered shares in a Canadian corporation for Canadian tax purposes. The remainder of this summary assumes that the Company will be treated as a U.S. domestic corporation for U.S. federal income tax purposes.

Tax Considerations for U.S. Holders

Distributions

The Company has not and does not foresee making distributions with respect to its SVS. Distributions of cash or property with respect to SVS will constitute dividends for U.S. federal income tax purposes to the extent paid from the Company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Dividends will generally be taxable to a non-corporate U.S. Holder at the preferential rates applicable to long-term capital gains, provided that such holder meets certain holding period and other requirements. Distributions in excess thereof will generally be treated first, as a return of capital and be applied against, and reduce, a U.S. Holder’s adjusted tax basis in its SVS, but not below zero, and thereafter be treated as capital gain and treated as described under “Sale or Other Taxable Disposition” below. Such distributions may also be subject to Canadian withholding taxes.

Dividends received by corporate U.S. Holders may be eligible for a dividends received deduction, subject to certain restrictions relating to, among others, the corporate U.S. Holder’s taxable income, holding period and debt financing.

Sale or Other Taxable Disposition

Upon the sale or other taxable disposition of SVS, a U.S. Holder will generally recognize a capital gain or loss equal to the difference between (i) the amount realized by such U.S. Holder in connection with such sale or other taxable disposition, and (ii) such U.S. Holder’s adjusted tax basis in such stock. Such capital gain or loss will generally be long-term capital gain or loss if the U.S. Holder’s holding period respecting such stock is more than twelve (12) months.

U.S. Holders, who are individuals, are eligible for preferential rates of taxation respecting their long-term capital gains. Deductions for capital losses are subject to limitations.

Foreign Tax Credit Limitations

Because it is anticipated that the Company will be subject to tax both as a U.S. domestic corporation and as a Canadian corporation, a U.S. Holder may pay, through withholding, Canadian tax, as well as U.S. federal income tax, with respect to dividends paid on SVS. For U.S. federal income tax purposes, a U.S. Holder generally may elect for any taxable year to receive either a credit or a deduction for foreign income taxes paid by the holder during the year. Complex limitations apply to the foreign tax credit, including a general limitation that the credit cannot exceed the proportionate share of a taxpayer’s U.S. federal income tax that the taxpayer’s foreign source taxable income bears to the taxpayer’s worldwide taxable income. In applying this limitation, items of income and deduction must be classified, under complex rules, as either foreign source or U.S. source. The status of the Company as a U.S. domestic corporation for U.S. federal income tax purposes will cause dividends paid by the Company to be treated as U.S. source rather than foreign source for this purpose. As a result, a foreign tax credit may be unavailable to U.S. Holders for any Canadian tax paid on dividends received from the Company. Similarly, to the extent a sale or disposition of the SVS by a U.S. Holder results in Canadian tax payable by the U.S. Holder (for example, in the event the SVS constitute taxable Canadian property within the meaning of the Income Tax Act (“ITA”), a U.S. foreign tax credit may be unavailable to the U.S. Holder for such Canadian tax. In each case, however, the U.S. Holder should be able to take a deduction for the U.S. Holder’s Canadian tax paid, provided that the U.S. Holder has not elected to credit other foreign taxes during the same taxable year. The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisors regarding these rules.

Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or the amount of proceeds paid in foreign currency on the sale, exchange or other taxable disposition of SVS, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Information Reporting and Backup Withholding

U.S. backup withholding (currently 24%) is imposed upon certain payments to persons that fail (or are unable) to furnish the information required pursuant to U.S. information reporting requirements. Distributions to U.S. Holders will generally be exempt from backup withholding, provided the U.S. Holder meets applicable certification requirements, including providing a U.S. taxpayer identification number on a properly completed IRS Form W-9, or otherwise establishes an exemption. The Company must report annually to the IRS and to each U.S. Holder the amount of distributions and dividends paid to that U.S. Holder and the proceeds from the sale or other disposition of SVS, unless such U.S. Holder is an exempt recipient.

Backup withholding does not represent an additional tax. Any amounts withheld from a payment to a U.S. Holder under the backup withholding rules will generally be allowed as a credit against such U.S. Holder’s U.S. federal income tax liability, and may entitle such U.S. Holder to a refund, provided the required information and returns are timely furnished by such U.S. Holder to the IRS.

Tax Considerations for Non-U.S. Holders

Distributions

The Company has not and does not foresee making distributions with respect to its SVS. Distributions of cash or property on SVS will constitute U.S. source dividends for U.S. federal income tax purposes to the extent paid from the Company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess thereof will first constitute a return of capital and be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its SVS, but not below zero, and thereafter be treated as capital gain and will be treated as described under “Sale or Other Taxable Disposition” below.

Subject to the discussions under “Information Reporting and Backup Withholding” above and under “FATCA” below, any dividend paid to a Non-U.S. Holder of SVS generally will be subject to U.S. federal withholding tax at a rate of 30%, or such lower rate as may be specified under an applicable income tax treaty, unless the dividend is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S. In order to receive a reduced treaty rate, a Non-U.S. Holder must provide its financial intermediary with an IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable (or an appropriate successor form), properly certifying such Holder’s eligibility for the reduced rate. If a Non-U.S. Holder holds SVS through a financial institution or other agent acting on the Non-U.S. Holder’s behalf, the Non-U.S. Holder will be required to provide appropriate documentation to such agent, and the Non-U.S. Holder’s agent will then be required to provide such (or a similar) certification to us, either directly or through other intermediaries. A Non-U.S. Holder that does not timely furnish the required certification, but that qualifies for a reduced treaty rate, generally may apply for and obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their own tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

Dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the U.S. (or, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment, or fixed base, of the Non-U.S. Holder) generally will be exempt from the withholding tax described above and instead will be subject to U.S. federal income tax on a net income basis at regular graduated U.S. federal income tax rates applicable to U.S. Holders. In such case, the Company will not have to withhold U.S. federal tax so long as the Non-U.S. Holder timely complies with the applicable certification and disclosure requirements. In order to obtain this exemption from withholding tax, a Non-U.S. Holder must provide its financial intermediary with an IRS Form W-8ECI properly certifying its eligibility for such exemption. Any such effectively connected dividends received by a corporate Non-U.S. Holder may be subject to an additional “branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty)”, as adjusted for certain items. Non-U.S. Holders should consult their own tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

Subject to the discussions under “Information Reporting and Backup Withholding” above and under “FATCA” below, any gain realized on the sale or other disposition of SVS by a Non-U.S. Holder generally will not be subject to U.S. federal income tax unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the U.S. (or, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment, or fixed base, of the Non-U.S. Holder);

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition, and certain other conditions are met; or

•	the rules of the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”) apply to treat the gain as effectively connected with a U.S. trade or business.

A Non-U.S. Holder who has a gain that is described in the first bullet point immediately above generally will be subject to U.S. federal income tax on the gain derived from the sale or other disposition pursuant to regular graduated U.S. federal income tax rates in the same manner as if it were a U.S. Holder. In addition, a corporate Non-U.S. Holder described in the first bullet point immediately above may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits (or at such lower rate as may be specified by an applicable income tax treaty), as adjusted for certain items.

A Non-U.S. Holder who meets the requirements described in the second bullet point immediately above will be subject to a flat 30% tax (or a lower tax rate specified by an applicable tax treaty) on the gain derived from the sale or other disposition, which gain may be offset by certain U.S. source capital losses (even though the individual is not considered a resident of the U.S.), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, pursuant to FIRPTA, in general, a Non-U.S. Holder is subject to U.S. federal income tax in the same manner as a U.S. Holder on any gain realized on the sale or other disposition of a “U.S. real property interest” (“USRPI”). For purposes of these rules, a USRPI generally includes stock in a U.S. corporation if such corporation’s interests in U.S. real property constitute 50% or more, by value, of the sum of the U.S. corporation’s (i) assets used in a trade or business, (ii) U.S. real property interests, and (iii) interests in real property outside of the U.S. A U.S. corporation whose interests in U.S. real property constitute 50% or more, by value, of the sum of such assets is commonly referred to as a U.S. real property holding corporation (“USRPHC”). If SVS are treated as regularly traded on an established securities market (within the meaning of Section 897(c)(3) of the U.S. Tax Code), FIRPTA generally will not apply to a disposition of SVS by a Non-U.S. Holder that owns directly (or is deemed to own pursuant to attribution rules) 5% or less of the SVS at any time during the relevant period, in which case such gain will be subject to U.S. federal income tax at rates generally applicable to U.S. Holders, except that the branch profits tax will not apply. The Company believes that it is not, and has not been, a USRPHC at any time during the relevant five-year period.

Information Reporting and Backup Withholding

With respect to distributions and dividends on SVS, the Company must report annually to the IRS and to each Non-U.S. Holder the amount of distributions and dividends paid to such Non-U.S. Holder and any tax withheld with respect to such distributions and dividends, regardless of whether withholding was required with respect thereto. Copies of the information returns reporting such dividends and distributions and withholding also may be made available to the tax authorities in the country in which the Non-U.S. Holder resides or is established under the provisions of an applicable income tax treaty, tax information exchange agreement or other arrangement. A Non-U.S. Holder will be subject to backup withholding for dividends and distributions paid to such Non-U.S. Holder unless either (i) such Non-U.S. Holder certifies under penalty of perjury that it is not a U.S. person (as defined in the U.S. Tax Code), which certification is generally satisfied by providing a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E, or IRS Form W-8ECI (or appropriate successor form), and the payor does not have actual knowledge or reason to know that such holder is a U.S. person, or (ii) such Non-U.S. Holder otherwise establishes an exemption.

With respect to sales or other dispositions of SVS, information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition of SVS within the U.S. or conducted through certain U.S.-related financial intermediaries, unless either (i) such Non-U.S. Holder certifies under penalty of perjury that it is not a U.S. person (as defined in the U.S. Tax Code), which certification is generally satisfied by providing a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E, or IRS Form W-8ECI (or appropriate successor form), and the payor does not have actual knowledge or reason to know that such holder is a U.S. person, or (ii) such Non-U.S. Holder otherwise establishes an exemption.

Whether with respect to distributions and dividends, or the sale or other disposition of SVS, backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.

FATCA

Withholding taxes may be imposed pursuant to FATCA (Sections 1471 through 1474 of the U.S. Tax Code) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, except as discussed below, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition (including certain distributions treated as a sale or other disposition) of, SVS paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the U.S. Tax Code).

Such 30% FATCA withholding will not apply to a foreign financial institution if such institution undertakes certain diligence and reporting obligations, or otherwise qualifies for an exemption from these rules. The diligence and reporting obligations include, among others, entering into an agreement with the U.S. Department of Treasury pursuant to which the foreign financial institution must (i) undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the U.S. Tax Code), (ii) annually report certain information about such accounts, and (iii) withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the U.S. governing FATCA may be subject to different rules.

The 30% FATCA withholding will not apply to a non-financial foreign entity which either certifies that it does not have any “substantial United States owners” (as defined in the U.S. Tax Code), furnishes identifying information regarding each substantial United States owner, or otherwise qualifies for an exemption from these rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA (i) generally applies currently to payments of dividends on SVS, and (ii) will apply to payments of gross proceeds from the sale or other disposition of such stock (including certain distributions treated as a sale or other disposition) on or after January 1, 2019.

United States Tax Residency of the Company and Withholding Tax

The Company, which is and will continue to be a Canadian corporation as of the date of this AIF, is also expected to be classified for U.S. federal income tax purposes as a United States corporation under Section 7874 of the U.S. Tax Code. Under Section 7874 of the U.S. Tax Code, a corporation created or organized outside the United States (i.e., a non-United States corporation) will nevertheless be treated as a United States corporation for United States federal income tax purposes (such treatment is referred to as an inversion if each of the following three (3) conditions are met (i) the non-United States corporation acquires, directly or indirectly, or is treated as acquiring under applicable United States Treasury Regulations, substantially all of the assets held, directly or indirectly, by a United States corporation or United States trade or business, (ii) after the acquisition, the former owners of the acquired United States corporation or business hold at least 80% (by vote or value) of the shares of the non-United States corporation by reason of their ownership of the United States acquired corporation, trade or business, and (iii) after the acquisition, the non-United States corporation’s expanded affiliated group does not have substantial business activities in the non-United States corporation’s country of organization or incorporation when compared to the expanded affiliated group’s total business.

The Company expects and intends to be treated as a United States corporation for United States federal income tax purposes under Section 7874 of the U.S. Tax Code and is expected to be subject to United States federal income tax on its worldwide income indefinitely. However, for Canadian tax purposes, the Company is expected, regardless of any application of Section 7874 of the U.S. Tax Code, to be treated as a Canadian resident company (as defined in the ITA) for Canadian income tax purposes.

The Company will be subject to taxation both in Canada and the United States and also may not qualify for certain U.S.-Canada income tax treaty benefits, which could have a material adverse effect on its financial condition and results of operations.

It is unlikely that the Company will pay any dividends on the common shares in the foreseeable future. However, dividends received by shareholders who are residents of Canada for purpose of the ITA will be subject to U.S. withholding tax. Any such dividends may not qualify for a reduced rate of withholding tax under the Canada-United States tax treaty. In addition, a foreign tax credit or a deduction in respect of foreign taxes may not be available.

As described above, dividends received by U.S. Holders will not be subject to U.S. withholding tax but will be subject to Canadian withholding tax. Dividends paid by the Company will be characterized as U.S. source income for purposes of the foreign tax credit rules under the U.S. Tax Code. Accordingly, U.S. Holders generally will not be able to claim a credit for any Canadian tax withheld unless, depending on the circumstances, they have an excess foreign tax credit limitation due to other foreign source income that is subject to a low or zero rate of foreign tax.

Dividends received by shareholders that are neither Canadian nor U.S. shareholders will be subject to U.S. withholding tax and will also be subject to Canadian withholding tax. These dividends may not qualify for a reduced rate of U.S. withholding tax under any income tax treaty otherwise applicable to a shareholder of the Company, subject to examination of the relevant treaty.

Because SVS will be treated as shares of a U.S. domestic corporation, the U.S. gift, estate, and generation-skipping transfer tax rules generally apply to a non-U.S. shareholder of common shares.

THE FOREGOING SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES THAT MAY BE RELEVANT TO PARTICULAR HOLDERS OF SUBORDINATE VOTING SHARES AND IS NOT TAX OR LEGAL ADVICE. HOLDERS OF SUBORDINATE VOTING SHARES SHOULD ALSO REVIEW THE DISCLOSURE CONCERNING CANADIAN TAX CONSIDERATIONS AND SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL, NON-U.S. INCOME AND OTHER TAX LAWS) OF ACQUIRING, HOLDING AND DISPOSING OF SUBORDINATE VOTING SHARES.

GLOSSARY

The following is a glossary of certain general terms used in this AIF including in the summary hereof. Terms and abbreviations used in the financial statements appended to this AIF are defined separately and the terms and abbreviations defined below are not used therein, except where otherwise indicated. Words importing the singular, where the context requires, include the plural and vice versa and words importing any gender include all genders.

“180 Smoke” has the meaning ascribed thereto under the heading “Description of the Business.”

“2017 Law” has the meaning ascribed thereto under the heading “Description of the Business.”

“2021 Shelf Prospectus” has the meaning ascribed thereto under the heading “Description of the Business.”

“ACRC” has the meaning ascribed thereto under the heading “Description of the Business.”

“ADHS” has the meaning ascribed thereto under the heading “Description of the Business.”

“AFS” has the meaning ascribed thereto under the heading “Description of the Business.”

“AIF” has the meaning ascribed thereto under the heading “General.”

“A&M” has the meaning ascribed thereto under the heading “Description of the Business.”

“Amended Term Loan” has the meaning ascribed thereto under the heading “General Development of the Business.”

“AMMA” has the meaning ascribed thereto under the heading “Description of the Business.”

“AO LTIP Unit” means a unit of Cresco LLC which is designated as an “Appreciation Only LTIP Unit” in the applicable vesting agreement or other documentation pursuant to which such AO LTIP Unit is granted or issued, having the rights, powers, privileges, restrictions, qualifications and limitations set forth in Exhibit A to the A&R LLC Agreement in respect of the holder thereof, as well as any applicable vesting agreement or other documentation pursuant to which such AO LTIP Unit is granted or issued.

“API” has the meaning ascribed thereto under the heading “Description of the Business.”

“Arrangement Agreement” has the meaning ascribed thereto under the heading “Description of the Business.

“A&R LLC Agreement” means the Amended and Restated Limited Liability Company Agreement of Cresco LLC, entered into by Cresco LLC and each of the members of Cresco LLC on November 30, 2018.

“ATM Program” has the meaning ascribed thereto under the heading “General Development of the Business.”

“AUMA” has the meaning ascribed thereto under the heading “Description of the Business.”

“AZ Dispensary License” has the meaning ascribed thereto under the heading “Description of the Business.”

“Bank Secrecy Act” has the meaning ascribed thereto under the heading “General Development of the Business.”

“Barr Comments” has the meaning ascribed thereto under the heading “Description of the Business.”

“Basis Adjustments” has the meaning ascribed thereto under the heading “Description of Capital Structure.”

“BATFE” has the meaning ascribed thereto under the heading “Description of the Business.”

“BCBCA” means the Business Corporations Act (British Columbia), as amended.

“BCC” has the meaning ascribed thereto under the heading “Description of the Business.”

“Bluma” has the meaning ascribed thereto under the heading “General Development of the Business.”

“Bluma Agreement” has the meaning ascribed thereto under the heading “General Development of the Business.”

“Bluma Transaction” has the meaning ascribed thereto under the heading “General Development of the Business.”

“Business Combination” means the business combination among Randsburg and Cresco LLC pursuant to which Cresco LLC completed a reverse take-over of Randsburg.

“Canadian Securities Administrators” refers to an umbrella organization of Canada’s provincial and territorial securities regulators.

“CBD” means Cannabidiol.

“CBP” has the meaning ascribed thereto under the heading “Risk Factors.”

“CCA” has the meaning ascribed thereto under the heading “Description of the Business.”

“CCC” has the meaning ascribed thereto under the heading “Description of the Business.”

“CDFA” has the meaning ascribed thereto under the heading “Risk Factors.”

“CDPH” has the meaning ascribed thereto under the heading “Description of the Business.”

“CDS” has the meaning ascribed thereto under the heading “Risk Factors.”

“CEO” means Chief Executive Officer.

“Certificate of Operation” has the meaning ascribed thereto under the heading “Description of the Business.”

“Cole Memo” has the meaning ascribed thereto under the heading “Description of the Business.”

“Columbia Care” has the meaning ascribed thereto under the heading “Description of the Business.”

“Columbia Care Transaction” has the meaning ascribed thereto under the heading “Description of the Business.”

“Common Unit” means those units designated by Cresco LLC after Cresco LLC effected a recapitalization of its outstanding unit capital in connection with the Business Combination, whereby under such recapitalization all previously issued Cresco LLC Units were combined into a single class of non-voting units of Cresco LLC.

“Company” has the meaning ascribed thereto under the heading “General.”

“Company Board” means the board of directors of the Company as the same is constituted from time to time.

“COMPETES Act” has the meaning ascribed thereto under the heading “Description of the Business.”

“Conversion Ratio” has the meaning ascribed thereto under the heading “Description of Capital Structure.”

“COO” has the meaning ascribed thereto under the heading “Description of the Business.”

“COVID-19” has the meaning ascribed thereto under the heading “Cautionary Statement Regarding Forward-Looking Information.”

“CPG” has the meaning ascribed thereto under the heading “Description of the Business.”

“CR” has the meaning ascribed thereto under the heading “Description of the Business.”

“Cresco” has the meaning ascribed thereto under the heading “General.”

“Cresco Corp” means Cresco U.S. Corp., a corporation existing under the laws of the state of Illinois.

“Cresco LLC” means Cresco Labs, LLC, a limited liability company existing under the laws of the state of Illinois.

“Cresco LLC Units” means the Class A units, Class B units, Class C units, Class D units, Class E units and Class F units in the capital of Cresco LLC existing prior to the recapitalization of Cresco LLC in connection with the completion of the Business Combination.

“Cresco LTIP Unitholder” means the holders of the LTIP Units.

“Cresco Members” means the holders of Cresco LLC Units.

“Cresco Ohio” has the meaning ascribed thereto under the heading “Description of the Business.”

“Cresco Redeemable Shares” means the non-voting common shares in the capital of Cresco.

“Cresco Redeemable Units” has the meaning ascribed thereto under the heading “Description of Capital Structure.”

“Cresco Voting Share” means the voting common shares in the capital of Cresco.

“Cresco Yeltrah” has the meaning ascribed thereto under the heading “Description of the Business.”

“CSA” has the meaning ascribed thereto under the heading “General Development of the Business.”

“CSE” means the Canadian Securities Exchange.

“Cultivate” has the meaning ascribed thereto under the heading “General Development of the Business.”

“CUA” has the meaning ascribed thereto under the heading “General Development of the Business.”

“Cure Penn” has the meaning ascribed thereto under the heading “General Development of the Business.”

“DCC” has the meaning ascribed thereto under the heading “Description of the Business.”

“DEA” has the meaning ascribed thereto under the heading “Description of the Business.”

“DOJ” has the meaning ascribed thereto under the heading “General Development of the Business.”

“EBITDA” means earnings before interest, taxes, depreciation, and amortization as reported in the financial records of the Company, or the financial records of any other company, or segment thereof, against whom the performance of the Company is being compared.

“Encanto Green Cross Dispensary”, is a non-profit entity that holds a vertical license to cultivate, process and dispense medical marijuana in the State of Arizona and operates a medical marijuana dispensary in Phoenix, Arizona, and owns real property used for cultivation in Salome, Arizona.

“Farm Bill” has the meaning ascribed thereto under the heading “General Development of the Business.”

“FATCA” means Foreign Account Tax Compliance Act.

“FDA” has the meaning ascribed thereto under the heading “General Development of the Business.”

“Financial Statements” has the meaning ascribed thereto under the heading “General.”

“FinCEN” has the meaning ascribed thereto under the heading “Description of the Business.”

“FinCEN Memo” has the meaning ascribed thereto under the heading “Risk Factors.”

“FIRPTA” has the meaning ascribed thereto under the heading “Additional Information.”

“FloraMedex” has the meaning ascribed thereto under the heading “Description of the Business.”

“Founders” has the meaning ascribed thereto under the heading “Risk Factors.”

“FV LTIP Unit” means a unit of Cresco LLC which is designated as a “Full Value LTIP Unit” in the applicable vesting agreement or other documentation pursuant to which such FV LTIP Unit is granted or issued, having the rights, powers, privileges, restrictions, qualifications and limitations set forth in Exhibit A to the A&R LLC Agreement in respect of the holder thereof, as well as any applicable vesting agreement or other documentation pursuant to which such FV LTIP Unit is granted or issued.

“GAAP” refers to Generally Accepted Accounting Principles in the U.S. These are the accounting principles, standards, and procedures issued by the Financial Accounting Standards Board (FASB) and must be followed for companies file their financial statement with the SEC (Securities and Exchange Commission).

“GSC” has the meaning ascribed thereto under the heading “General Development of the Business.”

“HEROES Act” has the meaning ascribed thereto under the heading “Description of the Business.”

“HHH” has the meaning ascribed thereto under the heading “General Development of the Business.”

“Holder” has the meaning ascribed thereto under the heading “Description of Capital Structure.”

“Holder’s Group” has the meaning ascribed thereto under the heading “Description of Capital Structure.”

“IDFPR” has the meaning ascribed thereto under the heading “Description of the Business.”

“IDOA” has the meaning ascribed thereto under the heading “Description of the Business.”

“ILLCA” Illinois Limited Liability Company Act, as amended.

“Initiative” has the meaning ascribed thereto under the heading “Description of the Business.”

“IRS” means the Internal Revenue Service.

“ISP” has the meaning ascribed thereto under the heading “Description of the Business.”

“IT” has the meaning ascribed thereto under the heading “Risk Factors.”

“ITA” has the meaning ascribed thereto under the heading “Foreign Tax Credit Limitations.”

“January 2021 Offering” has the meaning ascribed thereto under the heading “General Development of the Business.”

“January Shelf Prospectus” has the meaning ascribed thereto under the heading “General Development of the Business.”

“LARA” has the meaning ascribed thereto under the heading “Description of the Business.”

“Laurel Harvest” has the meaning ascribed thereto under the heading “Description of the Business.”

“Leahy Amendment” has the meaning ascribed thereto under the heading “Description of the Business.”

“LIBOR” means the London Inter-bank Offered Rate.

“LTIP Units” has the meaning ascribed thereto under the heading “Description of Capital Structure.”

“Marijuana Establishment” has the meaning ascribed thereto under the heading “Description of the Business.”

“Massachusetts Regulations” has the meaning ascribed thereto under the heading “Description of the Business.”

“MAUCRSA” has the meaning ascribed thereto under the heading “Description of the Business.”

“MCRSA” has the meaning ascribed thereto under the heading “Description of the Business.”

“MD&A” has the meaning ascribed thereto under the heading “General.”

“MDOH” has the meaning ascribed thereto under the heading “General Development of the Business.”

“MedMar” has the meaning ascribed thereto under the heading “General Development of the Business.”

“MedMar Lakeview” has the meaning ascribed thereto under the heading “General Development of the Business.”

“MedMar Rockford” has the meaning ascribed thereto under the heading “General Development of the Business.”

“METRC” an end-to-end tracking and tracing software for marijuana plants and products provided by Franwell Inc.

“Michigan Affiliate” has the meaning ascribed thereto under the heading “Description of the Business.”

“Michigan Cannabis Regulations” has the meaning ascribed thereto under the heading “Description of the Business.”

“Michigan Qualified Purchaser” has the meaning ascribed thereto under the heading “Description of the Business.”

“Michigan Registry ID” has the meaning ascribed thereto under the heading “Description of the Business.”

“MIPs” has the meaning ascribed thereto under the heading “Description of the Business.”

“MJDS” has the meaning ascribed thereto under the heading “Description of the Business.”

“MJ Freeway” means MJ Freeway Inc. a corporation providing cloud-based, seed-to-sale, cannabis compliance software for marijuana businesses including retail, delivery, wholesale, cultivation, and manufacturing.

“MMCP” has the meaning ascribed thereto under the heading “Description of the Business.”

“MMFLA” has the meaning ascribed thereto under the heading “Description of the Business.”

“MMJ Program” has the meaning ascribed thereto under the heading “Description of the Business.”

“MMMA” has the meaning ascribed thereto under the heading “Description of the Business.”

“MMTC” has the meaning ascribed thereto under the heading “Description of the Business.”

“MORE Act” has the meaning ascribed thereto under the heading “Description of the Business.”

“MOU” has the meaning ascribed thereto under the heading “Description of the Business.”

“MRA” has the meaning ascribed thereto under the heading “Description of the Business.”

“MRTMA” has the meaning ascribed thereto under the heading “Description of the Business.”

“MTA” has the meaning ascribed thereto under the heading “Description of the Business.”

“MUMP” has the meaning ascribed thereto under the heading “Description of the Business.”

“MVS” means the non-participating Super Voting Shares in the capital of the Company.

“NBPA” has the meaning ascribed thereto under the heading “Directors and Executive Officers.”

“NDAA/H.R. 4350” has the meaning ascribed thereto under the heading “Description of the Business.”

“Non-U.S. Holder” has the meaning ascribed thereto under the heading “Additional Information.”

“NY Licenses” has the meaning ascribed thereto under the heading “Description of the Business.”

“NYSDOH” has the meaning ascribed thereto under the heading “Description of the Business.”

“OCM” has the meaning ascribed thereto under the heading “Description of the Business.”

“OCN Loan” has the meaning ascribed thereto under the heading “General Development of the Business.”

“OH Arrangement” has the meaning ascribed thereto under the heading “General Development of the Business.”

“Ohio Pharmacy Board” has the meaning ascribed thereto under the heading “Description of the Business.”

“One Plant” has the meaning ascribed thereto under the heading “Description of the Business.”

“OMMCP” has the meaning ascribed thereto under the heading “Description of the Business.”

“Origin House” has the meaning ascribed thereto under the heading “General Development of the Business.”

“PBIC” has the meaning ascribed thereto under the heading “General Development of the Business.”

“PDI” has the meaning ascribed thereto under the heading “Description of the Business.”

“PDOH” has the meaning ascribed thereto under the heading “Description of the Business.”

“Phoenix” has the meaning ascribed thereto under the heading “General Development of the Business.”

“Phoenix Farms” has the meaning ascribed thereto under the heading “Description of the Business.”

“Pre-Combination LLC Agreement” means the Cresco LLC limited liability company agreement dated October 8, 2013, as amended and restated as of March 28, 2015, and as further amended and restated as of March 17, 2018 and as of July 1, 2018.

“Profits Interests” has the meaning ascribed thereto under the heading “Description of Capital Structure.”

“Proportionate Voting Shares” means the Proportionate Voting Shares in the capital of the Company.

“PTSD” has the meaning ascribed thereto under the heading “Description of the Business.”

“PVS” has the meaning ascribed thereto under the heading “Corporate Structure.”

“Randsburg” has the meaning ascribed thereto under the heading “Corporate Structure.”

“Registered Organization” has the meaning ascribed thereto under the heading “Description of the Business.”

“Registration Statement” has the meaning ascribed thereto under the heading “Description of the Business.”

“Regulatory Counsel” has the meaning ascribed thereto under the heading “Description of the Business.”

“RMD” has the meaning ascribed thereto under the heading “Description of the Business.”

“Rohrabacher-Blumenauer Amendment” has the meaning ascribed thereto under the heading “Description of the Business.”

“RTA” has the meaning ascribed thereto under the heading “Description of the Business.”

“Rules” has the meaning ascribed thereto under the heading “Description of the Business.”

“SAFE Banking Act” has the meaning ascribed thereto under the heading “Description of the Business.”

“SEC” means the U.S. Securities & Exchange Commission.

“Section 280E” has the meaning ascribed thereto under the heading “Risk Factors.”

“SEEDTM” has the meaning ascribed thereto under the heading “Description of the Business.”

“seed-to-sale” has the meaning ascribed thereto under the heading “Description of the Business.”

“Senior Loan” has the meaning ascribed thereto under the heading “General Development of the Business.”

“September 2019 Financing” has the meaning ascribed thereto under the heading “General Development of the Business.”

“Sessions Memo” has the meaning ascribed thereto under the heading “Description of the Business.”

“SKU” means stock-keeping unit.

“SLO” has the meaning ascribed thereto under the heading “Description of the Business.”

“Special Conversion Ratio” has the meaning ascribed thereto under the heading “Description of Capital Structure.”

“Spyder” has the meaning ascribed thereto under the heading “Description of the Business.”

“SSVS” means the special subordinate voting shares in the capital of the Company.

“Staff Notice 51-352” has the meaning ascribed thereto under the heading “Description of the Business.”

“Subordinate Voting Share” means the Subordinate Voting Shares in the capital of the Company.

“Super Voting Shares” means the non-participating Super Voting Shares in the capital of the Company.

“Support Agreement” has the meaning ascribed thereto under the heading “Description of Capital Structure.”

“SVS” means the Subordinate Voting Shares in the capital of the Company.

“T&T” has the meaning ascribed thereto under the heading “Description of the Business.”

“Tax Receivable Agreement” has the meaning ascribed thereto under the heading “Description of Capital Structure.”

“Term Loan” has the meaning ascribed thereto under the heading “General Development of the Business.”

“THC” has the meaning ascribed thereto under the heading “General Development of the Business.”

“Treasury Regulations” refers to the United States Treasury Regulations issued by the United States Internal Revenue Service, a bureau of the United States Department of the Treasury.

“Triggering Event” has the meaning ascribed thereto under the heading “Description of Capital Structure.”

“Tryke” has the meaning ascribed thereto under the heading “General Development of the Business.”

“Tryke Agreement” has the meaning ascribed thereto under the heading “General Development of the Business.”

“Underlying Share” has the meaning ascribed thereto under the heading “General Development of the Business.”

“Units” has the meaning ascribed thereto under the heading “General Development of the Business.”

“U.S. Holder” has the meaning ascribed thereto under the heading “Additional Information.”

“USPTO” means United States Patent and Trademark Office.

“USRPHC” has the meaning ascribed thereto under the heading “Additional Information.”

“USRPI” has the meaning ascribed thereto under the heading “Additional Information.”

“U.S. Tax Code” has the meaning ascribed thereto under the heading “Description of the Business.”

“Valley Ag” has the meaning ascribed thereto under the heading “General Development of the Business.”

“Verdant” has the meaning ascribed thereto under the heading “General Development of the Business.”

“Warrant” has the meaning ascribed thereto under the heading “General Development of the Business.”

“Wellbeings” means Wellbeings, LLC, a limited liability company existing under the laws of Delaware.